Marathon Oil Corporation

Notice of Annual Meeting of Stockholders and Proxy Statement

2012

Wednesday, April 25, 2012

10:00 a.m. Central Time

Conference Center Auditorium
Marathon Oil Tower
5555 San Felipe Street
Houston, Texas 77056

Please vote promptly either by:

- telephone,
- the Internet, or
- marking, signing and returning your proxy or voting instruction card.

Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056

Clarence P. Cazalot, Jr.
Chairman, President and
Chief Executive Officer

March 8, 2012

Dear Marathon Oil Stockholder,

On behalf of your Board of Directors and management, you are cordially invited to attend our 2012 annual meeting of stockholders to be held in the Conference Center Auditorium of the Marathon Oil Tower, 5555 San Felipe Street, Houston, Texas, on Wednesday, April 25, 2012 at 10:00 a.m. Central Time.

We are pleased to continue taking advantage of the Securities and Exchange Commission rules allowing issuers to furnish proxy materials over the Internet. Please read the proxy statement for more information on this alternative, which allows us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our annual meeting. On March 14, 2012, we plan to commence mailing to our U.S. stockholders a Notice containing instructions on how to access our 2012 Proxy Statement and 2011 Annual Report on Form 10-K and vote online. In addition, instructions on how to request a printed copy of these materials may also be found on the Notice. All other stockholders will continue to receive copies of the proxy statement and annual report by mail. The matters to be voted on at the meeting can be found in the 2012 Proxy Statement.

Your vote is important. We hope you will vote either by telephone, over the Internet, or by marking, signing and returning your proxy or voting instruction card as soon as possible, whether or not you plan to attend the meeting.

Sincerely,

Clarence P. Cazalot Jr.

Table of Contents

Notice of Annual Meeting of Stockholders 4

Proxy Statement Summary 5

Proxy Statement 9

Questions and Answers 9

The Board of Directors and Governance Matters 12

Compensation of Directors 22

Proposals of the Board

Proposal No. 1
Election of Directors 24
Nominees for Director 25

Proposal No. 2
Ratification of Independent Auditor for 2012 29

Proposal No. 3
Say on Executive Pay 30

Proposal No. 4
Approval of 2012 Incentive Compensation Plan 31

Audit and Finance Committee Report 40

Information Regarding the Independent Registered Public Accounting Firm's Fees, Services and Independence 41

Security Ownership of Certain Beneficial Owners 42

Security Ownership of Directors and Executive Officers 43

Section 16(a) Beneficial Ownership Reporting Compliance 44

Compensation Committee Report 45

Compensation Discussion and Analysis 46

Executive Compensation Tables and Other Information 68

Certain Relationships and Related Person Transactions 87

Compensation Policies and Practices for Employees 89

Statement Regarding the Delivery of a Single Set of Proxy Materials to Households with Multiple Marathon Oil Stockholders 89

Solicitation Statement 89

APPENDIX I – Audit and Finance Committee Charter

APPENDIX II – Audit and Finance Committee Policy For Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services

APPENDIX III – 2012 Incentive Compensation Plan

Notice of Annual Meeting of Stockholders
on April 25, 2012

We will hold our 2012 annual meeting of stockholders in the Conference Center Auditorium of the Marathon Oil Tower, 5555 San Felipe Street, Houston, Texas 77056 on Wednesday, April 25, 2012 at 10:00 a.m. Central Time, in order to:

- elect eight directors;
- ratify the selection of PricewaterhouseCoopers LLP as our independent auditor for 2012;
- consider a non-binding advisory vote to approve our executive compensation;
- approve the 2012 Incentive Compensation Plan; and
- transact any other business that properly comes before the meeting.

You are entitled to vote at the meeting if you were an owner of record of Marathon Oil Corporation common stock at the close of business on February 27, 2012. If your ownership is through a broker or other intermediary, you will need to have proof of your stockholdings in order to be admitted to the meeting. A recent account statement, letter or proxy from your broker or other intermediary will suffice.

Marathon Oil is taking advantage of the Securities and Exchange Commission rules which allow issuers to furnish proxy materials to their stockholders over the Internet. We believe these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our annual meeting.

If you received a printed copy of the materials, we have enclosed a copy of the Company's 2011 Annual Report on Form 10-K to stockholders with this notice and proxy statement.

By order of the Board of Directors,



Sylvia J. Kerrigan
Secretary

Dated: March 8, 2012

Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. You should read the entire proxy statement carefully before voting.

Annual Meeting of Shareholders

- **Time and Date:** 10:00 a.m. Central Time, April 25, 2012
- **Place:** Marathon Oil Corporation Tower
Conference Center Auditorium
5555 San Felipe Street
Houston, Texas 77056
- **Record Date:** February 27, 2012
- **Voting:** Stockholders

Meeting Agenda

- Election of eight directors
- Ratification of the selection of PricewaterhouseCoopers LLP as independent auditor for 2012
- Non-binding advisory vote to approve our executive compensation
- Approve the 2012 Incentive Compensation Plan
- Transact any other business that may properly come before the meeting

Voting Matters

Board Proposals	Board Vote Recommendation	Page Reference (for more detail)
Election of Directors	FOR EACH DIRECTOR NOMINEE	24
Ratification of the selection of PricewaterhouseCoopers LLP as independent auditor for 2012	FOR	29
Non-binding advisory vote to approve executive compensation	FOR	30
Approve the 2012 Incentive Compensation Plan	FOR	31

Board Nominees

The following table provides summary information about each director who is nominated for election. Each director nominee will serve terms expiring at the 2013 annual meeting of stockholders and until their successors are elected and qualified.

Name	Age	Director Since	Occupation	Experience/ Qualification	Indepen-dent	Committee Assignments
Gregory H. Boyce	57	2008	Chairman and CEO of Peabody Energy Corporation	• Leadership • Industry • International • Engineering	X	Audit; Compensation♦; & HES&CR
Pierre Brondeau	54	2011	Chairman, President and CEO of FMC Corporation	• Technology • Leadership • Engineering • International	X	Compensation; Corp. Gov.; & HES&CR

Proxy Statement Summary (continued)

Name	Age	Director Since	Occupation	Experience/ Qualification	Independent	Committee Assignments
Clarence P. Cazalot, Jr.	61	2000	Chairman, President and CEO of Marathon Oil Corporation	• Leadership • Industry • International • Engineering		
Linda Z. Cook	53	2011	Retired Executive Director of Royal Dutch Shell plc	• Leadership • Industry • International • Engineering	X	Audit; Compensation; & Corp. Gov.
Dr. Shirley Ann Jackson	65	2000	President of Rensselaer Polytechnic Institute	• Education • Technology • Government • Leadership	X	Audit♦; Compensation; & HES&CR
Philip Lader	65	2002	Non-executive Chairman of WPP plc	• Government • International • Leadership • Industry	X	Corp. Gov.; & HES&CR♦
Michael E. J. Phelps	64	2009	Chairman and Founder of Dornoch Capital, Inc.	• Finance • International • Leadership • Industry	X	Audit; Corp. Gov.; & HES&CR
Dennis H. Reilley	58	2002	Former Non-executive Chairman of Covidien Ltd.	• Finance • International • Leadership • Industry	X	Audit; Compensation; & Corp. Gov.♦

Audit	Audit and Finance Committee
Compensation	Compensation Committee
Corp. Gov.	Corporate Governance and Nominating Committee
HES&CR	Health, Environmental, Safety and Corporate Responsibility Committee
♦	Committee Chair
Attendance	In 2011, the director nominees, all of whom are current directors, attendance averaged approximately 94% for the aggregate of the total number of the Board and committee meetings. Ms. Cook was appointed to the Board in July 2011, and thereafter attended 100% of the Board meetings and meetings of the committees on which she sits.

Auditors

As a matter of good corporate governance, we are asking our stockholders to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2012.

Proxy Statement Summary (continued)

Executive Compensation Advisory Vote

We seek your advisory vote to approve the compensation of our named executive officers and ask that you support the compensation of our named executive officers with a FOR vote. The Board believes that our compensation policies and practices attract talented and experienced executives, motivate them by rewarding individual and collective contributions to our success and retain our executives so that they can directly impact our business.

2012 Incentive Compensation Plan

On February 29, 2012, the Board approved the 2012 Incentive Compensation Plan (the "Plan") and submitted the Plan to stockholders for approval. We are asking our stockholders to approve the Plan so that it may replace, on a prospective basis, the 2007 Incentive Compensation Plan (the "2007 Plan"). The Plan is designed to attract and retain employees and directors, to strengthen the alignment of their interests with stockholder interests, and to reward outstanding contributions to our development and financial success. Our Board believes it is appropriate to propose a replacement plan at this time in order to optimize our tax deduction under Section 162(m) of the Internal Revenue Code, which requires periodic stockholder approval of incentive compensation plans. If the 2012 Plan is approved by our stockholders, all granting authority under the 2007 Plan will be revoked and no new grants will be made from the 2007 Plan following the date of stockholder approval.

Executive Compensation Components

Type	Form	Terms
Equity	• Stock Options • Restricted Stock	• Generally vest pro-rata over three years • Granted to officers other than CEO (the CEO does not receive restricted stock) • Generally vests at the end of three years
Cash	• Base Salary • Annual Cash Bonus • Performance Unit Awards	• Reviewed annually • Determined by the Compensation Committee based upon a combination of quantitative performance metrics and individual performance goals • Payment is based upon relative total stockholder return ranking at the end of a defined performance period
Retirement	• Tax-qualified plans • Nonqualified plans	• Broad-based defined benefit and Code Section 401(k) plans to provide retirement benefits • Generally provide for benefits that officers do not receive due to Internal Revenue Code limits
Other	• Perquisites	• Executive physical; reimbursement of tax and financial planning up to an annual maximum

Other Key Compensation Features

- Significant stock ownership requirements, including 6x base salary for CEO
- Clawback of incentive compensation
- No severance or employment agreements
- No tax gross-up of perquisites

2011 Compensation Decisions

For a complete description of our 2011 compensation decisions, please refer to the Compensation Discussion and Analysis beginning on page 46.

2013 Annual Meeting of Stockholders

Stockholder proposals submitted for inclusion in our 2013 proxy statement must be received in writing by our corporate Secretary no later than the close of business on November 14, 2012.

Proxy Statement

We have sent you this proxy statement because the Board of Directors (the "Board") is asking you to give your proxy (that is, the authority to vote your shares) to our proxy committee so they may vote your shares on your behalf at our annual meeting of stockholders. The members of the proxy committee are Clarence P. Cazalot, Jr., Dennis H. Reilley, and Janet F. Clark.

We will hold the meeting on April 25, 2012 in the Conference Center Auditorium of the Marathon Oil Tower, 5555 San Felipe Street, Houston, Texas. The proxy statement contains information about the matters being voted on and other information that may be helpful to you.

We began the mailing of the Notice Regarding the Availability of Proxy Materials, the 2012 Proxy Statement, the proxy card, and the Letter to Stockholders and 2011 Annual Report on Form 10-K on or about March 14, 2012.

Questions and Answers

■ Who may vote?

You may vote if you were a holder of Marathon Oil Corporation ("Marathon Oil" or the "Company") common stock at the close of business on February 27, 2012, which is the record date of the meeting. Each share of common stock entitles its holder to one vote on each matter to be voted on at the meeting.

■ What may I vote on?

You may vote on:

- the election of eight nominees to serve as directors;
- the ratification of the selection of PricewaterhouseCoopers LLP as our independent auditor for 2012;
- a non-binding advisory vote to approve our executive compensation; and
- the approval of our 2012 Incentive Compensation Plan.

■ How does the Board recommend I vote?

The Board recommends that you vote:

- **FOR** each of the nominees for director;
- **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as our independent auditor for 2012;
- **FOR** the non-binding advisory vote to approve our executive compensation;
- **FOR** the approval of the 2012 Incentive Compensation Plan.

■ If I am a stockholder of record of Marathon Oil shares, how do I cast my vote?

If you are a holder of record of Marathon Oil common stock, you may vote in person at the annual meeting. We will give you a ballot at the meeting.

If you do not wish to vote in person or if you will not be attending the annual meeting, you may vote by proxy. If you received a printed copy of these proxy materials by mail, you may vote by proxy on the Internet, vote by proxy using the enclosed proxy card, or vote by proxy over the telephone. The procedures for voting by proxy are as follows:

- To vote by proxy on the Internet, go to http://www.proxyvote.com to complete an electronic proxy card. You will need the 12-digit Control Number included on your Notice Regarding the Availability of Proxy Materials (the "Notice") or on your proxy card;
- To vote by proxy using the enclosed proxy card (if you received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided; or
- To vote by proxy over the telephone (if you received a printed copy of these proxy materials by mail), dial the toll-free phone number listed on your proxy card under the heading "Vote by Phone" using a touch-tone phone and follow the recorded instructions.

If you vote by proxy, your vote must be received by 11:59 p.m., Eastern Time on April 24, 2012 to be counted.

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

■ If I am a beneficial owner of Marathon Oil shares, how do I vote?

If you are a beneficial owner of shares of Marathon Oil common stock held in street name and you received a printed copy of these proxy materials by mail, you should have received a voting instruction card with these proxy materials from the organization that is the record owner of your shares rather than from us. If you are a beneficial owner of shares held in street name and you received a notice by mail, you should have received the notice from the organization that is the record owner of your shares rather than from us. Beneficial owners that received a printed copy of these proxy materials by mail from the record owner may complete and mail that voting instruction card or may vote by telephone or over the Internet as instructed by that organization in the voting instruction card. Beneficial owners that received a Notice by mail from the record owner should follow the instructions included in the Notice to view the proxy statement and transmit their voting instructions. A beneficial owner planning to vote in person at the annual meeting must obtain a valid proxy from the record owner. To request the requisite proxy form, follow the instructions provided by your broker or contact your broker.

■ Why did I receive a Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

Pursuant to the rules adopted by the Securities and Exchange Commission, we have elected to provide access to our proxy materials over the Internet. Unless you previously requested to receive a printed copy of the proxy materials or reside in a location outside the United States, we are sending a Notice Regarding the Availability of Proxy Materials to our stockholders of record. All stockholders will have the ability to access the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis.

■ May I change my vote?

If you are a holder of record of shares of Marathon Oil common stock, you may change your vote or revoke your proxy at any time before your shares are voted at the meeting by:

- voting again by telephone or over the Internet;
- sending us a proxy card dated later than your last vote;
- notifying the Secretary of Marathon Oil in writing; or
- voting at the meeting.

■ How many outstanding shares are there?

At the close of business on February 27, 2012, which is the record date for the meeting, there were 704,243,734 shares of Marathon Oil common stock outstanding and entitled to vote.

■ How big a vote do the proposals need in order to be approved?

Directors are elected by a majority of the votes cast. For a director to be elected, the number of shares voted "for" a director must exceed the number of votes cast "against" that director. Abstentions will not be taken into account in director elections. Each of the other proposals will be approved if it receives a majority of the votes of the shares present in person at the meeting and those represented by proxy and entitled to vote. Although the advisory vote on Proposal 3 is non-binding, as provided by law, our board will review the results of the vote and, consistent with our record of stockholder engagement, will take it into account in making a determination concerning executive compensation. Except as otherwise provided above, abstentions are counted as votes present and entitled to vote and have the same effect as votes against a proposal. Broker non-votes are not counted as either votes for or votes against a proposal. Both abstentions and broker non-votes are counted in determining that a quorum is present for the meeting.

■ What are broker non-votes?

The New York Stock Exchange permits brokers to vote their customers' shares on routine matters when the brokers have not received voting instructions from customers. The ratification of the independent auditor is an example of a routine matter on which brokers may vote in this way. Brokers may not vote their customers' shares on non-routine matters such as the election of directors, the proposal related to executive compensation or the approval of the 2012 Incentive Compensation Plan, unless they have received voting instructions from their customers. Shares held by brokers on behalf of these customers which are not voted on non-routine matters are broker non-votes.

■ What constitutes a quorum?

Under our by-laws, a quorum is one third of the voting power of the outstanding shares of stock entitled to vote.

■ Will my vote be confidential?

Only the voting records of employee-stockholders are kept confidential, except as necessary to meet legal requirements and in other limited circumstances such as proxy contests.

■ How will voting be conducted on other matters raised at the meeting?

If any matters are presented at the meeting other than the proposals on the proxy card, the proxy committee will vote on them using their best judgment. Your signed proxy card, or your telephone or Internet vote, gives them the authority to do this. Under our by-laws, notice of any matter to be presented by a stockholder for a vote at the meeting must have been received by our corporate Secretary on or after November 12, 2011 and no later than December 12, 2011, and it must have been accompanied by certain information about the stockholder presenting it. We have not received notice of any matter to be presented other than those on the proxy card.

■ When must stockholder proposals be submitted for the 2013 annual meeting?

Stockholder proposals submitted for inclusion in our 2013 proxy statement must be received in writing by our corporate Secretary no later than the close of business on November 14, 2012. Stockholder proposals submitted outside the process for inclusion in the proxy statement must be received from stockholders of record on or after November 14, 2012 and no later than December 14, 2012 and must be accompanied by certain information about the stockholder making the proposal, in accordance with our by-laws.

The Board of Directors and Governance Matters

On June 30, 2011, we completed the spin-off of our downstream business creating two independent energy companies (the "Spin-off"), Marathon Petroleum Corporation ("MPC") and Marathon Oil Corporation. As a result, six members of the Board of Directors (the "Board") tendered their resignations in order to serve as members of MPC's board of directors. Our Board currently consists of eight directors.

Under our by-laws and the laws of Delaware, Marathon Oil's state of incorporation, the business and affairs of Marathon Oil are managed under the direction of the Board. The Board met twelve times in 2011 and attendance for Board and committee meetings averaged 95 percent for the full year. Attendance averaged approximately 94 percent for the aggregate of the total number of Board and committee meetings held through June 30, 2011. Following the Spin-off, attendance averaged approximately 95 percent for the aggregate of the total number of Board and committee meetings held for the remainder of 2011. Under our Corporate Governance Principles, directors are expected to attend the annual meeting of stockholders, and in 2011 all of our then-serving directors attended the meeting in person.

The chairman of the Board presides at all meetings of stockholders and the Board. In connection with the Spin-off, we elected a lead director to preside at executive sessions of non-employee directors. Among other things, the lead director is also responsible for reviewing with the chairman and CEO the proposed Board and committee meeting agendas.

Our Corporate Governance Principles require non-employee directors of the Company to meet at regularly scheduled executive sessions. To comply with this directive, an offer of an executive session is extended to non-employee directors at each regularly scheduled Board meeting. In 2011, non-employee directors of the Company held six executive sessions.

In 2011, the Board had four principal committees, all the members of which were independent, non-employee directors. The tables below show the pre-Spin-off and post-Spin-off committee memberships of each director and the aggregate number of meetings that each corresponding committee held in 2011. Effective at the time of the Spin-off, the principal committees' memberships were re-organized as set forth on page 13.

Board Committee Memberships - Prior to June 30, 2011

Director	Audit and Finance Committee	Compensation Committee	Corporate Governance and Nominating Committee	Public Policy Committee
Gregory H. Boyce	X	X		X
Pierre Brondeau		X	X	X
David A. Daberko	X	X*	X	
William L. Davis	X		X	X
Shirley Ann Jackson	X*	X		X
Philip Lader			X	X*
Charles R. Lee	X	X		X
Michael E. J. Phelps	X		X	X
Dennis H. Reilley		X	X*	X
Seth E. Schofield	X	X	X	
John W. Snow		X	X	X

* Chair

Board Committee Memberships - Current

Director	Audit and Finance Committee	Compensation Committee	Corporate Governance and Nominating Committee	Health, Environmental, Safety and Corporate Responsibility Committee
Gregory H. Boyce	X	X*		X
Pierre Brondeau		X	X	X
Linda Z. Cook	X	X	X	
Shirley Ann Jackson	X*	X		X
Philip Lader			X	X*
Michael E. J. Phelps	X		X	X
Dennis H. Reilley	X	X	X*	
Number of Meetings in 2011	7	6	6	5**

* Chair

**This number includes meetings of the former Public Policy Committee.

Linda Z. Cook was elected to the Board effective July 1, 2011. On July 27, 2011, she was appointed by the Board to serve on the Audit and Finance Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Board and Committee Independence

The principal committee structure of the Board includes the audit and finance, compensation, corporate governance and nominating, and health, environmental, safety and corporate responsibility committees. These committees are comprised entirely of independent directors.

In determining independence, the Board affirmatively determines whether directors have no material relationship with the Company. When assessing materiality, the Board considers all relevant facts and circumstances including, without limitation, transactions between the Company and the director directly, immediate family members of the director, or organizations with which the director is affiliated, and the frequency and dollar amounts associated with these transactions. The Board further considers whether the transactions were at arm's length in the ordinary course of business and whether the transactions were consummated on terms and conditions similar to those of unrelated parties. In 2011, the Board considered contributions totaling $60,000 made by the Company to not-for-profit organizations, Atlantic Council of the United States and Communities in Schools, of which Philip Lader or his immediate family members are directors, trustees, or affiliates, payments for legal services totaling $74,996 made by the Company to a law firm of which Philip Lader is a partner, and royalty payments totaling $379,743 received by the Company from a wholly-owned subsidiary of a company of which Gregory H. Boyce is chairman and chief executive officer. These transactions did not exceed the thresholds set forth in the categorical standards below.

The Board uses the following categorical standards to determine director independence: (1) not being a present or former employee, or having an immediate family member as an executive officer, of the Company within the past three years; (2) not personally receiving, or having an immediate family member receive, any direct compensation from the Company in excess of $120,000 during any twelve-month period within the last three years, other than compensation for board or committee service, pension or other forms of deferred compensation for prior service, or compensation paid to an immediate family member who is a non-executive employee of the Company; (3) with respect to the Company's external auditor, (a) not being engaged, or having an immediate family member engaged, as a current partner by the Company's external auditor, (b) not being a current employee of the Company's external auditor, (c) not having an immediate family member who is a current employee of the Company's external auditor and who participates in such firm's audit, assurance or tax compliance (but not tax planning) practice, or (d) not being engaged or employed or having an immediate family member engaged or employed, within the past three years (but is no longer) a partner or employee of such firm and personally worked on the Company's audit within that time; (4) not being employed, or having an immediate family member employed, within the past three years as an executive officer of another company where now or at any time during the past three years any of the Company's present executive officers serve or served on the other company's compensation committee; (5) not being a current employee, or having an immediate family member who is a current executive officer, of a company that makes or made payments to, or receives or received payments from, the Company for property or services in an amount which, in any of the three preceding fiscal years, exceeded the greater of $1 million, or 2% of the other company's consolidated gross revenues; and (6) not being an executive officer of a tax-exempt organization of which the Company has within the three preceding fiscal years made any contributions to that organization in any single fiscal year that exceeded the greater of $1 million, or 2% of the tax-exempt organization's consolidated gross revenues.

Applying these categorical standards, the Board determined that the following directors qualify as independent: Gregory H. Boyce; Pierre Brondeau; Linda Z. Cook; Shirley Ann Jackson; Philip Lader; Michael E. J. Phelps; and Dennis H. Reilley.

Audit and Finance Committee

The Audit and Finance Committee has a written charter adopted by the Board, which is attached hereto as Appendix I and is also available on the Company's website at http://www.marathonoil.com/Audit_Committee_Charter/. The charter requires the committee to reassess and report to the Board on the adequacy of the charter on an annual basis, which the committee did in 2011. All the members of the Audit and Finance Committee are independent (as independence is defined in Securities Exchange Act Rule 10A-3, as well as the general independence requirements of New York Stock Exchange ("NYSE") Rule 303A.02).

This committee is, among other things, responsible for:

- appointing, replacing, compensating and overseeing the work of the independent auditor;
- reviewing the fees proposed by the independent auditor for the coming year and approving in advance all audit, audit-related, tax and permissible non-audit services to be performed by the independent auditor;
- separately meeting with the independent auditor, the internal auditors and management with respect to the status and results of their activities;
- reviewing and assuring the rotation of the lead audit partner as required by law and considering whether rotation of the independent auditor firm is necessary;
- reviewing with the chief executive officer, the chief financial officer, and the general counsel the Company's disclosure controls and procedures and management's conclusions about the efficacy of such disclosure controls and procedures;
- reviewing, approving and discussing with management and the independent auditor the annual and quarterly financial statements, reports of internal control over financial reporting, the annual report to stockholders, and the Form 10-K;
- reviewing earnings press releases;
- discussing with management guidelines and policies to govern the process by which risk assessment and management is undertaken by the Company;
- reviewing and recommending dividends;
- approving and recommending financings, including the recommendations of action to subsidiaries, partnerships and joint ventures;
- reviewing and reporting on the Company's compliance with financial covenants and other terms of loans and other agreements;
- reviewing year-end hydrocarbon reserve estimates and tax estimates;
- reviewing legal and regulatory compliance regarding the Company's financial statements, accounting or auditing matters or compliance with the Code of Business Conduct or Policy for Whistleblowing Procedures; and
- completing an annual performance evaluation of this committee.

The Audit and Finance Committee has the authority to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company, and to retain outside legal, accounting or other consultants.

Audit and Finance Committee Policy For Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services

The Audit and Finance Committee Policy For Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services is attached as Appendix II to this proxy statement and is also available on the Company's website at http://www.marathonoil.com/Policy_PreAppAudit_Tax_NonAudit/. Among other things, this policy sets forth the procedure for the committee to pre-approve all audit, audit-related, tax and permissible non-audit services, other than as provided under the de minimus exception. Notwithstanding the de minimus exception, it is the intent of the committee that standard practice will be to pre-approve all permissible non-audit services. The committee delegated pre-approval authority of up to $500,000 to the Audit and Finance Committee Chair for unbudgeted items.

Audit Committee Financial Expert

Based on the attributes, education and experience requirements set forth in Section 407 of the Sarbanes-Oxley Act of 2002 and associated regulations, the Board has determined that Michael E. J. Phelps and Dennis H. Reilley each qualify as an "Audit Committee Financial Expert."

- Mr. Phelps held a number of senior executive positions, including chief executive officer and chief financial officer for Westcoast Energy, Inc. In addition to his master's of Law degree, he holds a bachelor of arts degree in economics and history.
- Mr. Reilley is a former non-executive chairman of Covidien Ltd. He also served as chairman and chief executive officer of Praxair, Inc. In addition to certifying the effectiveness of internal controls and procedures required by his position as CEO, Mr. Reilley's experience included serving as former chair of Entergy Corporation's audit committee. He holds a bachelor of science degree in finance from Oklahoma State University.

Hiring of Employees or Former Employees of the Independent Auditor

This policy provides that the Company shall not hire any employee or former employee of its independent auditor for a position in a financial reporting oversight role if such employee or former employee was the lead or concurring partner, or any other member of the audit engagement team who provided more than ten hours of audit, review or attest services during the one-year period preceding the date of the initiation of the audit. The complete policy statement is available on the Company's website at http://www.marathonoil.com/Guide_Hire_Employees_Indep_Auditor/.

Policy for Whistleblowing Procedures

The policy for Whistleblowing Procedures establishes procedures for the receipt, retention and treatment of concerns received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees to the Company of concerns regarding questionable accounting or auditing matters. The policy for Whistleblowing Procedures is available on the Company's website at http://www.marathonoil.com/Policy_Whistleblowing_Procedures/.

Compensation Committee

The Compensation Committee is composed solely of directors who satisfy all criteria for independence under applicable law and the rules of the NYSE and who, in the opinion of the Board, are free of any relationship that would interfere with their exercise of independent judgment as members of the committee.

The Compensation Committee has a written charter adopted by the Board, which is available on the Company's website at http://www.marathonoil.com/Charter_Comp_Committee/. The charter requires the committee to reassess and report to the Board on the adequacy of the charter on an annual basis, which the committee did in 2011.

The committee is, among other things, responsible for:

- making recommendations to the Board and to the boards of subsidiaries on all matters of policy and procedures relating to executive compensation;
- reviewing and approving corporate goals and objectives relevant to the chief executive officer's compensation, and determining and approving the chief executive officer's compensation level based on the Board's performance evaluation of the chief executive officer;
- reviewing and approving the frequency with which to submit to stockholders an advisory vote to approve executive compensation, taking into account any prior stockholder advisory vote regarding such frequency;
- reviewing and considering the results of any stockholder advisory votes to approve executive compensation;
- determining and approving the compensation of the other executive officers, and reviewing the succession plan relating to positions held by the other executive officers;
- recommending to the Board and administering the incentive compensation plans and equity-based plans of the Company;
- confirming the achievement of performance levels under the Company's incentive compensation plans;
- reviewing, recommending, and discussing with management the Compensation Discussion and Analysis section included in the Company's annual proxy statement; and
- evaluating its performance on an annual basis.

The committee used Meridian Compensation Partners LLC ("Meridian") to provide consulting services and advice to the committee on executive compensation matters. The consultant reports directly to the committee and provides information on industry trends and practices and updates on regulatory requirements. Meridian provides no other services to Marathon Oil or its executives.

The committee seeks input from the CEO on compensation decisions and performance appraisals for all other executive officers. However, all final executive officer compensation decisions are made by the committee.

The committee meets at least four times a year and is given the opportunity to meet in executive session at each of its meetings. With input from the independent compensation consultant, the CEO, and the Vice President of Human Resources, the chairman of the committee approves the agendas for committee meetings. When possible, the committee previews and discusses significant compensation decisions at one meeting before giving formal approval at a subsequent meeting.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Gregory H. Boyce, (Chairman), Pierre Brondeau, Linda Z. Cook, Shirley Ann Jackson, and Dennis H. Reilley. Each person qualifies as an independent non-employee director, and no member has served as an officer or employee of the Company. During 2011, none of the Company's executive officers served as a member of a compensation committee or board of directors of any other entity, which has an executive officer serving as a member of our Compensation Committee or Board of Directors.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed solely of independent directors in accordance with the rules of the NYSE. The committee's primary purpose is to discharge the Board's responsibility related to the development and implementation of a set of corporate governance principles, the identification of individuals qualified to become Board members, and the review of the qualifications and make-up of the Board membership.

The committee is, among other things, responsible for:

- reviewing and making recommendations to the Board concerning the appropriate size and composition of the Board, including candidates for election or re-election as directors, the criteria to be used for the selection of candidates for election as directors, the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board, the composition and functions of the Board committees, and all matters relating to the development and effective functioning of the Board;
- considering and recruiting candidates to fill positions on the Board;
- considering nominees recommended by stockholders for election as directors;
- considering and recommending non-employee director compensation;
- reviewing and making recommendations to the Board of each Board committee's membership and committee chairpersons including, without limitation, a determination of whether one or more Audit and Finance Committee members qualifies as an "audit committee financial expert" in accordance with applicable law;
- assessing and recommending overall corporate governance practices;
- establishing the process and overseeing the evaluation of the Board;
- reviewing and, if appropriate, approving any related person transactions;
- reviewing and approving codes of conduct applicable to directors, officers and employees;
- reviewing the Company's policy statement on stockholders' rights plans and reporting any recommendations to the Board; and
- evaluating its performance on an annual basis.

A current copy of the Corporate Governance and Nominating Committee's charter is available on the Company's website at http://www.marathonoil.com/Charter_CorpGovNom_Committee/.

Director Identification and Selection

The process for director selection and director qualifications is set forth in Article III, Section (a) of the Company's Corporate Governance Principles which are available on the Company's website at http://www.marathonoil.com/Corporate_Governance_Principles/. In summary, the chairman of the Corporate Governance and Nominating Committee, the chairman of the Board and chief executive officer, and the secretaries of the Compensation and Corporate Governance and Nominating Committees should work with a third-party professional search firm to review director candidates and their credentials. At least one member of the committee and the chairman of the Board and chief executive officer should meet with the director candidate. This screening process applies to Corporate Governance and Nominating Committee recommended nominees, as well as nominees recommended by the stockholders in accordance with the Company's by-laws or applicable law. The criteria for selecting new directors include their independence, as defined by applicable law, stock exchange listing standards and the categorical standards listed in the Company's Corporate Governance Principles, their business or professional experience, their integrity and judgment, their record of public service, their ability to devote sufficient time to the affairs of the Company, the diversity of backgrounds and experience they will bring to the Board, and the needs of the Company from time to time. Directors should also be individuals of substantial accomplishment with demonstrated leadership capabilities, and they should represent all stockholders and not any special interest group or constituency. The committee's charter also gives the committee the sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm's fees and other retention terms.

Health, Environmental, Safety, and Corporate Responsibility Committee

The Health, Environmental, Safety, and Corporate Responsibility Committee assists the Board in identifying and monitoring health, environmental, safety, social and political trends, issues, and concerns which affect the Company. Additionally, the committee analyzes the Company's global reputation and develops recommendations to strategically position the Company to support its business objectives. A copy of the committee charter is available on the Company's website at http://www.marathonoil.com/HESCR_Committee_Charter/.

The committee is, among other things, responsible for:

- reviewing and recommending Company policies, programs, and practices concerning broad health, environmental, safety, social, public policy and political issues;
- identifying, evaluating and monitoring the health, environmental, safety, social, public policy and potential trends, issues and concerns, which affect or could affect the Company's business activities;
- reviewing legislative and regulatory issues affecting the Company's businesses and operations; and
- reviewing the Company's political, charitable and educational contributions.

Board's Role in Risk Oversight

Responsibility for risk oversight rests with the Board and committees of the Board in accordance with the focus areas of each committee:

The **Audit and Finance Committee** annually reviews the process by which Enterprise Risk Management is undertaken by the Company and the latest assessment of risks and key mitigation strategies. It regularly reviews risks associated with financial and accounting matters and reporting. They monitor compliance with legal and regulatory requirements and internal control systems. They also review risks associated with financial strategies and capital structure of the Company.

The **Compensation Committee** reviews the executive compensation program to help ensure that it does not encourage excessive risk. It also reviews executive compensation, incentive compensation and succession plans to ensure the Company has appropriate practices in place to support the retention and development of the talent necessary to achieve the Company's business goals and objectives.

The **Health, Environmental, Safety and Corporate Responsibility Committee** regularly reviews and oversees operational risks including those relating to health, environment, safety and security. It reviews risks associated with social, political and environmental trends, issues and concerns, domestic and international, which affect or could affect the Company's business activities, performance and reputation.

The Board receives regular updates from the committees about their activities in this regard and also reviews risk not specifically within the purview of any particular committee and risks of a more strategic nature. Key risks associated with the strategic plan are reviewed annually at the strategy meeting of the Board and periodically throughout the year.

While the Board and committees of the Board oversee risk management, Company management is responsible for managing risk. The Company has a strong enterprise risk management process for identifying, assessing and managing risk, and monitoring risk mitigation strategies. The governance of this process is effectuated through the executive sponsorship of the CEO and CFO and led by an Assistant Treasurer and a committee of executive officers and senior managers responsible for working across the business to manage each enterprise level risk and to identify emerging risks.

Corporate Governance Principles

Our Corporate Governance Principles are available on the Company's website at http://www.marathonoil.com/Corporate_Governance_Principles/. In summary, the Corporate Governance Principles address the general functioning of the Board, including its responsibilities, the Board size, director elections and limits on the number of Board memberships. These principles also address Board independence, committee composition, the lead director position, the process for director selection and director qualifications, the Board's performance review, the Board's planning and oversight functions, director compensation and director retirement and resignation.

Leadership Structure of the Board

As provided in our Corporate Governance Principles, the Board does not have a policy, one way or the other, on whether or not the roles of the chairman and CEO should be separate and, if they are to be separate, whether the chairman should be selected from the non-employee directors or be an employee. The Board is to make this choice on the basis of what is best for our Company at a given point in time. From the time of the separation of USX Corporation on December 31, 2001 into two independent companies until the Spin-off of MPC on June 30, 2011, we separated the positions of chairman and CEO. Thomas J. Usher served as our chairman, and Clarence P. Cazalot, Jr. served as our President and CEO. Following the Spin-off, Clarence P. Cazalot, Jr. became chairman, president and CEO of our Company. The Board determined that Mr. Cazalot's knowledge and experience gained as our president and CEO since 2002, along with his membership on the Board since 2000, provided Mr. Cazalot with the right level of experience and skill sets to lead the Board and our Company. His knowledge of our Company and our industry has been and continues to be invaluable to the Board. At this same time, Dennis H. Reilley was appointed lead director. As a former non-executive chairman of Covidien Ltd. and a former chairman, president and CEO of Praxair, Inc., along with service on three other publicly-traded company boards, Mr. Reilley has gained invaluable insight and exposure to many of the major issues we face as a publicly-traded company. As lead director, Mr. Reilley's duties include presiding at executive sessions of the non-employee directors and reviewing the Board and committee agendas with Mr. Cazalot. We believe the Board leadership structure is appropriate for us at this time.

Diversity

The Corporate Governance and Nominating Committee is responsible for reviewing with the Board the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. When we have an opening on the Board, we will always look at a diverse pool of candidates. In accordance with our Corporate Governance Principles, the assessment of the Board's characteristics includes diversity, skills, such as an understanding of financial statements and financial reporting systems, manufacturing processes, technology and international experience. We view and define diversity in its broadest sense, which includes gender, ethnicity, education, experience and leadership qualities. After the Spin-off of MPC on June 30, 2011, Linda Z. Cook was appointed to our board. She has valuable domestic and international oil and gas experience and serves on the boards of three other companies.

Communications from Interested Parties

All interested parties, including security holders, may send communications to the Board through the Secretary of the Company. You may communicate with the Chair of our Audit and Finance, Compensation, Corporate Governance and Nominating, and Health, Environmental, Safety and Corporate Responsibility Committees by sending an e-mail to auditandfinancechair@marathonoil.com, compchair@marathonoil.com, corpgovchair@marathonoil.com, or hescrchair@marathonoil.com, respectively. You may communicate with our outside directors, individually or as a group, by sending an e-mail to non-managedirectors@marathonoil.com.

The Secretary will forward to the directors all communications that, in her judgment, are appropriate for consideration by the directors. Examples of communications that would not be considered appropriate for consideration by the directors include commercial solicitations and matters not relevant to the affairs of the Company.

Code of Business Conduct

Our Code of Business Conduct is available on our website at http://www.marathonoil.com/Code_of_Business_Conduct/. The Code of Business Conduct applies to our directors, officers and employees.

Code of Ethics for Senior Financial Officers

Our Code of Ethics for Senior Financial Officers is available on the Company's website at http://www.marathonoil.com/Code_Ethics_Sr_Finan_Off/. This code applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and mandates that these officers, among other things:

- act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- provide full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;
- comply with applicable governmental laws, rules and regulations; and
- promote the prompt internal reporting of violations of this Code of Ethics to the chair of the Audit and Finance Committee and to the appropriate person or persons identified in the Company's Code of Business Conduct.

The code further provides that any violation will be subject to appropriate discipline, up to and including dismissal from the Company and prosecution under the law.

Compensation of Directors

In 2011, a total of 13 independent, non-employee directors served on our Board for all or a portion of the year. Upon the Spin-off of MPC, six directors (Mr. Daberko, Mr. Davis, Mr. Lee, Mr. Schofield, Mr. Snow and Mr. Usher) left the Board of Marathon Oil in order to join the board of MPC. Following the Spin-off, six non-employee directors remained on our Board (Mr. Boyce, Mr. Brondeau, Dr. Jackson, Mr. Lader, Mr. Phelps and Mr. Reilley). Effective July 1, Ms. Cook joined our Board as a non-employee director.

The Board determines annual retainers and other compensation for non-employee directors. Mr. Cazalot is a director and also an employee of Marathon Oil. Directors who are employees of Marathon Oil receive no additional compensation for their service on the Board.

2011 Director Compensation Table

Name(1)	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(3) ($)	Total ($)
Gregory H. Boyce(4)	156,000	150,000	0	0	0	0	306,000
Pierre Brondeau(4)(5)	150,000	150,000	0	0	0	0	300,000
Linda Z. Cook(4)(6)	75,000	75,000	0	0	0	10,000	160,000
David A. Daberko(7)	81,000	75,000	0	0	0	8,000	164,000
William L. Davis(7)	75,000	75,000	0	0	0	0	150,000
Shirley Ann Jackson(4)	165,000	150,000	0	0	0	10,000	325,000
Philip Lader(4)	160,000	150,000	0	0	0	10,000	320,000
Charles R. Lee(7)	75,000	75,000	0	0	0	0	150,000
Michael E. J. Phelps(4)	150,000	150,000	0	0	0	0	300,000
Dennis H. Reilley(4)(8)	167,500	150,000	0	0	0	0	317,500
Seth E. Schofield(7)	75,000	75,000	0	0	0	0	150,000
John W. Snow(7)	75,000	75,000	0	0	0	0	150,000
Thomas J. Usher(7)(9)	175,000	50,000	0	0	0	0	225,000

(1) The amounts shown reflect annual cash retainers, chairman fees, lead director fees, and committee chair retainers for 2011. Directors are eligible to defer up to 100% of their $150,000 annual cash retainer fees.

(2) The amounts shown reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2011, in accordance with generally accepted accounting principles in the United States regarding stock compensation, for the annual non-retainer common stock award. These amounts are also equal to the grant date fair value of the awards.

(3) The amounts shown represent contributions made on behalf of the directors under our matching gifts program.

(4) The aggregate number of stock unit awards outstanding as of December 31, 2011 for each director is as follows: Mr. Boyce, 24,701; Mr. Brondeau, 5,775; Ms. Cook, 3,012; Dr. Jackson, 71,535; Mr. Lader, 64,801; Mr. Phelps, 21,121; and Mr. Reilley, 68,123. All share and per share data have been adjusted to reflect the effect of the June 30, 2011 Spin-off of MPC.

(5) Mr. Brondeau joined the Board effective January 1, 2011.

(6) Ms. Cook joined the Board effective July 1, 2011.

(7) Upon the Spin-off of MPC on June 30, 2011, Mr. Daberko, Mr. Davis, Mr. Lee, Mr. Schofield, Mr. Snow and Mr. Usher left the Board of Marathon Oil to join the board of directors of MPC. The amounts shown reflect compensation paid while serving on the Board of Marathon Oil. Upon the Spin-off, all outstanding stock unit awards in Marathon Oil were cancelled and replaced with substitute stock unit awards in MPC.

(8) Mr. Reilley was named Lead Director effective July 1, 2011.

(9) Mr. Usher served as Chairman of the Board until June 30, 2011. Mr. Cazalot was named Chairman effective July 1, 2011.

In 2011, we paid our non-employee directors as follows:

Annual Cash Retainer	$150,000	
Annual Common Stock Unit Award	$150,000	
Committee Chair Retainer	$ 15,000	Audit and Finance Committee
	$ 12,000	Compensation Committee
	$ 10,000	All other committees
Chairman of the Board Annual Cash Retainer[a] (discontinued June 30, 2011)	$ 350,000	
Chairman of the Board Annual Common Stock Unit Award[a] (discontinued June 30, 2011)	$ 100,000	
Lead Director Retainer[b] (effective July 1, 2011)	$ 15,000	

Directors do not receive meeting fees for attendance at Board or committee meetings.

(a) Mr. Usher served as Chairman of the Board through June 30, 2011. Upon the Spin-off of MPC on that date, he left the Board of Marathon Oil to join the board of MPC. Following the Spin-off, Mr. Cazalot was named Chairman, President & CEO of Marathon Oil, effective July 1, 2011. Because Mr. Cazalot is an employee director, he did not receive any additional compensation for his service on the Board.

(b) Following the Spin-off of MPC, Mr. Reilley was named Lead Director, effective July 1, 2011.

Non-employee directors, other than the chairman, received an annual common stock unit award valued at $150,000. The non-employee chairman received an annual common stock unit award valued at $100,000. During 2011, these awards were credited to an unfunded account on a quarterly basis, based on the closing stock price on the grant date. When dividends are paid on our common stock, directors receive dividend equivalents in the form of common stock units. The awards are payable in shares of common stock upon the director's departure from the Board.

Directors have the opportunity to defer 100 percent of their annual retainer into an unfunded account. This deferred account may be invested in certain phantom investment options offered under the Marathon Oil Corporation Deferred Compensation Plan for Non-Employee Directors, which mirror the investment options offered to employees under our Thrift Plan with the exception of Marathon Oil common stock. When a director leaves the Board, he or she receives cash in a lump sum.

Under our matching gifts program, each year Marathon Oil will match up to $10,000 in contributions made by non-employee directors to certain tax-exempt educational institutions. The annual limit is applied based on the date of the director's gift to the institution. Due to processing delays, the actual amount paid out on behalf of a director may exceed $10,000 in a given year.

We also have stock ownership guidelines in place for non-employee directors. All non-employee directors are expected to hold three times the value of the annual retainer in Marathon Oil stock. Directors have five years from the commencement of their service on the board to achieve this level of stock ownership.

Proposals of the Board

The Board will present the following proposals at the meeting:

Proposal No. 1

Election of Directors

Our Restated Certificate of Incorporation provides that directors shall be elected for terms expiring at the next succeeding annual meeting of stockholders. Accordingly, we have eight nominees for director whose terms expire in 2012.

Our by-laws require the Board to fix the number of directors, and under our Corporate Governance Principles, the Board is charged with endeavoring to maintain between six and eleven members. The director nominees for election are for a one-year term expiring at the 2013 annual meeting of stockholders. Of the eight current directors, one is an officer of Marathon Oil, six have top executive experience with a wide variety of businesses, one has a distinguished career in academia, business and government, and one has a distinguished career as an international business leader and diplomat. A brief statement about the background and qualifications of each nominee is given on the following pages. If any nominee for whom you have voted becomes unable to serve, your proxy may be voted for another person designated by the Board.

Our by-laws describe the procedures that must be used in order for someone nominated by a stockholder of record to be eligible for election as a director. They require that notice be received by the Secretary at least 90 days, but not more than 120 days, before the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting of stockholders. The notice must contain certain information about the nominee, including his or her age, address, occupation and share ownership, as well as the name, address and share ownership of the stockholder giving the notice.

As explained earlier in the question and answer section of this proxy statement, directors are elected by a majority of votes cast. For a director to be elected, this means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. Abstentions will not be taken into account in director elections. Under our by-laws, if an incumbent director who is nominated for re-election to the Board does not receive sufficient votes to be elected, the director is required to promptly tender his or her resignation to the Board. Our Corporate Governance and Nominating Committee will make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board will act on the tendered resignation, taking into account the Corporate Governance and Nominating Committee's recommendation, and publicly disclose its decision regarding the tendered resignation within 90 days from the date of the certification of the election results. In the event of a vacancy, the Board may fill the position or decrease the size of the Board.

Nominees for Director
Terms Expire 2013



Gregory H. Boyce — Director since 2008 — Age 57

Chairman and Chief Executive Officer of Peabody Energy Corporation

Mr. Boyce received a bachelor of science degree from the University of Arizona in mining engineering and completed the Advance Management Program from the Graduate School of Business at Harvard University. Mr. Boyce is Chairman and Chief Executive Officer of Peabody Energy Corporation. He has been a director of Peabody Energy Corporation since March 2005, and was appointed Chairman on October 10, 2007. Mr. Boyce was named Chief Executive Officer Elect in March 2005, and assumed the position of Chief Executive Officer in January 2006. He also served as President from October 2003 until January 6, 2008. Mr. Boyce was Chief Operating Officer from October 2003 to December 2005. From 2000 to 2003, he served as Chief Executive Officer - Energy for Rio Tinto plc, an international natural resource company. Mr. Boyce was President and Chief Executive Officer of Kennecott Energy Company from 1994 to 1999 and President of Kennecott Minerals Company from 1993 to 1994. Prior to serving as President of Kennecott Minerals, he had extensive engineering and operating experience with Kennecott. Mr. Boyce also served as Executive Assistant to the Vice Chairman of Standard Oil from 1983 to 1984. He is Chairman of the National Mining Association and is a Board member of the Business Round Table and the American Coalition for Clean Coal Electricity (ACCCE). Mr. Boyce is a member of the Coal Industry Advisory Board of the International Energy Agency and a member of the National Coal Council. He is also a member of the Board of Trustees of St. Louis Children's Hospital and Washington University of St. Louis. Mr. Boyce is a member of Civic Progress in St. Louis and is a member of the Advisory Council of the University of Arizona's Department of Mining and Geological Engineering and the School of Engineering and Applied Science National Council at Washington University.

As a chief executive officer, Mr. Boyce's current position provides him with experience running a major corporation with international operations. This includes developing strategic insight and direction for his company. Global operations require a thorough understanding of different cultures and political regimes. His position as chief executive officer also exposes him to many of the same issues we face in our business, including markets, competitors, operational, regulatory, technology and financial.



Pierre Brondeau — Director since 2011 — Age 54

Chairman, President and Chief Executive Officer of FMC Corporation

Mr. Brondeau earned both a bachelor of science degree and a Ph.D from Institut National des Sciences Appliquées of Toulouse in biochemical engineering and received a master's degree from the University of Montpellier, France in food sciences. He joined FMC Corporation on January 1, 2010, as President and Chief Executive Officer and became Chairman of the Board on October 1, 2010. Mr. Brondeau served as President and Chief Executive Officer of Dow Advanced Materials Division of Dow Chemical Company until September 2009. He was President and Chief Operating Officer of Rohm and Haas Company from May 2008, which was acquired by Dow Chemical in April 2009. From 2006 through May 2008, Mr. Brondeau served as Executive Vice President of electronics and specialty materials of Rohm and Haas Company. He held numerous executive positions during his tenure at Rohm and Haas Company from 1989 through May 2008, in Europe and the United States with global responsibilities for marketing, sales, research and development, engineering, technology and operations. Mr. Brondeau also serves on the Board of Directors of TE Connectivity Ltd. He is a member of the American Chemistry Council's Executive Committee and Chair of the Finance Committee.

Mr. Brondeau's years of senior executive experience and executive leadership at large multi-national companies and his knowledge of developing technology, finance, acquisitions and mergers, strategic planning and regulatory issues impacting publicly-traded companies provides a valuable resource for our Board. He also has leadership experience serving as chairman of the board and also as a member of the board of an electronics manufacturer with service on its audit committee.

Nominees for Director *(continued)*
Terms Expire 2013



Clarence P. Cazalot, Jr. — Director since 2000 — Age 61

Chairman, President and Chief Executive Officer of Marathon Oil Corporation

Mr. Cazalot graduated from Louisiana State University in 1972 with a bachelor of science degree in geology and joined Texaco Inc. that same year as a geophysicist. After holding a number of increasingly responsible management positions, Mr. Cazalot was elected a Vice President of Texaco Inc. and President of Texaco's Latin America/West Africa Division in 1992. In 1994, he was named President of Texaco Exploration and Production Inc. Mr. Cazalot was appointed President of Texaco International Marketing and Manufacturing in 1997, and in 1998 he was named President - International Production and Chairman of London-based Texaco Ltd. He was elected President of Texaco's worldwide production operations in 1999. Mr. Cazalot joined USX Corporation as Vice Chairman and Marathon Oil Company as President in March 2000. Effective upon the separation of USX's steel and energy businesses on January 1, 2002, Mr. Cazalot was named President and Chief Executive Officer of Marathon Oil Corporation. On July 1, 2011, Mr. Cazalot also was named as Chairman of the Board. In May 2007, he was awarded an Honorary Doctorate of Humane Letters from Louisiana State University. He serves on the Boards of Directors of Baker Hughes Incorporated, the American Petroleum Institute and the Greater Houston Partnership. He is a member of The Business Council and serves on the Advisory Board of the World Affairs Council of Houston and the James A. Baker III Institute for Public Policy.

As our Chairman, President and Chief Executive Officer, Mr. Cazalot sets the strategic direction of our Company under the guidance of the Board. He has extensive knowledge and experience in the oil and gas industry gained through the executive and management positions with our Company and Texaco. His knowledge and handling of the day-to-day issues affecting our business provide the Board with invaluable information necessary to direct the business and affairs of our Company.



Linda Z. Cook — Director since 2011 — Age 53

Retired Executive Director of Royal Dutch Shell plc

Ms. Cook earned a bachelor of science degree from University of Kansas in petroleum engineering. She served as Executive Director of Royal Dutch Shell plc from August 2004 to December 2009 with responsibilities for global natural gas, trading and technology. Previously, Ms. Cook served as Director, President and Chief Executive Officer of Shell Canada Limited from August 2003 to August of 2004. From January 2000 to July of 2003, she served as Chief Executive Officer for Shell Gas & Power. Ms. Cook also serves on the Boards of Directors of The Boeing Company, KBR, Inc. and Cargill, Inc., a privately held company. She is a member of the Board of Trustees for the University of Kansas Endowment Association and the Advisory Board for the University of Texas Energy Institute. She is a member of the Society of Petroleum Engineers. Within the past five years, Ms. Cook previously served on the Board of Directors of Royal Dutch Shell plc.

Ms. Cook has extensive knowledge and experience in the oil and gas industry gained through her position as executive director of Royal Dutch Shell plc and various other executive and management positions with Shell. As a result of these positions, she has valuable experience in the domestic and international oil and gas business. She also gained valuable experience in managing many of the major issues, such as strategic, operational, technology, compensation, management development, acquisitions, dispositions, capital allocation, government and stockholder relations, that we deal with today. Ms. Cook's service on the boards of two other publicly-traded companies and one privately-held company has provided her exposure to different industries and approaches to governance and other key issues.

Nominees for Director *(continued)*
Terms Expire 2013



Shirley Ann Jackson — Director since 2000 — Age 65

President of Rensselaer Polytechnic Institute

Dr. Jackson received a bachelor of science degree in physics in 1968 and a doctorate in theoretical elementary particle physics in 1973 from the Massachusetts Institute of Technology. She was a research associate at the Fermi National Accelerator Laboratory, a visiting scientist at the European Center for Nuclear Research and, from 1976 to 1991, a theoretical physicist at the former AT&T Bell Laboratories. Dr. Jackson was a professor of theoretical physics at Rutgers University from 1991 to 1995. She was Chairman of the U.S. Nuclear Regulatory Commission from 1995 to 1999. Dr. Jackson was named President of Rensselaer Polytechnic Institute in 1999. Dr. Jackson holds 49 honorary degrees, was awarded the New Jersey Governor's Award in Science in 1993, was inducted into the National Women's Hall of Fame in 1998 and was named a fellow of the Association for Women in Science in 2004. In 2005, she chaired the American Association for the Advancement of Science, was President in 2004, and currently is a fellow. Dr. Jackson is a member of the National Academy of Engineering and American Philosophical Society, and is a fellow of the American Academy of Arts and Science and of the American Physical Society. In 2009 she was appointed to serve on the President's Council of Advisors on Science and Technology (PCAST). In 2011, Dr. Jackson was appointed to the International Security Advisory Board (ISAB) at the U.S. Department of State, advising the Secretary of State and the Undersecretary for Arms Control and International Security. She serves on the Boards of Directors of FedEx Corporation, International Business Machines Corporation, Medtronic, Inc. and Public Service Enterprise Group Incorporated. She is also Chairman of NYSE Regulation, Inc. Within the past five years, Dr. Jackson also previously served as a director of AT&T Corp., NYSE Euronext and United States Steel Corporation. She is a member of the Board of the Council on Foreign Relations, the Board of Regents of the Smithsonian Institution, and a life member of the M.I.T. Corporation. Dr. Jackson also serves as the University Vice Chairman of the U.S. Council on Competitiveness, and co-chaired its Energy Security, Sustainability and Innovation initiative.

Through her current position as President of Rensselaer Polytechnic Institute, former position as Chairman of the U.S. Nuclear Regulatory Commission and other appointments and positions, Dr. Jackson has managed many of the major issues, such as financial, strategic, technology, regulatory, compensation, personnel development, capital allocation and public relations, that we deal with today. She has particular experience with energy policy, technology and management of large projects. Also, her previous and current board positions on other publicly-traded companies have provided over 30 years of audit committee experience, including as chair, compensation committee experience and governance and nominating committee experience, including as chair. This experience has given her exposure to different industries and approaches to governance and other key issues.



Philip Lader — Director since 2002 — Age 65

Non-executive Chairman of WPP plc

Ambassador Lader received a bachelor's degree from Duke University (Phi Beta Kappa), a master's degree from the University of Michigan and a Juris Doctor degree from Harvard Law School, and completed graduate studies in law at Oxford University. Awarded honorary doctorates by 14 universities and colleges, he served as U.S. Ambassador to the Court of St. James's from 1997 through 2001 and was Assistant to the President and White House Deputy Chief of Staff, Deputy Director of the Office of Management and Budget, and Administrator of the U.S. Small Business Administration. Formerly President of Sea Pines Company, Executive Vice President of Sir James Goldsmith's U.S. holding company, and president of universities in Australia and South Carolina. He currently is non-executive Chairman of WPP plc, the global advertising/communications services company, which includes J. Walter Thompson, Ogilvy & Mather, Young & Rubicam, Hill & Knowlton, Grey Global and Burson-Marsteller, among other international marketing/media services companies. Ambassador Lader is a senior advisor to Morgan Stanley and a partner in the law firm of Nelson, Mullins, Riley & Scarborough. He also serves on the Boards of Directors of AES Corporation and United Company RusAl Plc. Ambassador Lader was Vice Chairman of RAND Corporation and is a member of the Boards of Trustees of the Smithsonian Museum of American History and The Atlantic Council, as well as a member of the Council on Foreign Relations. Within the past five years, Ambassador Lader served as a director for Songbird Estates plc (Canary Wharf) and Lloyd's (of London).

Through his positions as chairman of the world's largest marketing and media services company, senior-level U.S. government appointments, partner at a major law firm and other appointments and positions, Ambassador Lader has valuable experience and knowledge managing many of the major issues we face as a publicly-traded company. He has extensive experience with public policy matters, which uniquely qualify him to serve as Chairman of our Health, Environmental, Safety and Corporate Responsibility Committee. Ambassador Lader's other board positions have given him exposure to different industries and approaches to governance and other key issues.

Nominees for Director *(continued)*
Terms Expire 2013



Michael E. J. Phelps **Director since 2009** **Age 64**

Chairman and Founder of Dornoch Capital, Inc.

Mr. Phelps received a bachelor's degree from the University of Manitoba, Winnipeg, Canada, in 1967. He earned a bachelor's degree in Law in 1970 from the University of Manitoba. In 1971, he attended the London School of Economics and Political Science in London and received a master's of law degree. Mr. Phelps is chairman and founder of Dornoch Capital, Inc., a private investment company based in Vancouver, British Columbia. Prior to forming Dornoch in 2002, he worked for Westcoast Energy, Inc., a natural gas company with operations across North America and interests in international energy companies in Mexico, Indonesia, China and Australia. Mr. Phelps joined Westcoast in 1982 as a corporate development executive. In 1987, he was promoted to chief financial officer and 18 months later, was named president and CEO. In 1992, he was named chairman and CEO, a position he held until the company was sold to Duke Energy Corporation in 2002. Mr. Phelps serves as Chairman of Prodigy Gold Incorporated (formerly Kodiak Exploration Ltd.) and as a director of Canadian Pacific Railway Company and Spectra Energy Corporation. Within the past five years, he served as a director of Canfor Corporation, Duke Energy Corporation and Fairborne Energy Ltd. He also serves as Chairman of Vancouver General Hospital and UBC Hospital Foundation and is a member of the North American Advisory Board of the London School of Economics.

Through his position as chairman and founder of a private investment company, chairman and CEO of a natural gas company with international operations, and other executive and management positions, Mr. Phelps has valuable experience dealing with operations in Canada and other international locations. This is extremely beneficial due to our Canadian oil sands and other international operations. His previous and current positions on the boards of six other publicly-traded companies have given him exposure to different industries and approaches to governance and other key issues.



Dennis H. Reilley **Director since 2002** **Age 58**

Former Non-executive Chairman of Covidien Ltd.

Mr. Reilley graduated from Oklahoma State University with a bachelor's degree in finance in 1975. He began working at Conoco, Inc. in 1975 as a pipeline engineer and in 1979 was promoted to executive assistant to the Chairman. Mr. Reilley held many key positions at E. I. Du Pont de Nemours & Company, which purchased Conoco in 1981. He held senior management positions in DuPont's Chemicals and Specialties business including vice president and general manager of Specialty Chemicals. In May 1999, he was appointed executive vice president and chief operating officer of DuPont with responsibility for pigments and chemicals, specialty polymers, nylon and polyester. Mr. Reilley became chairman, president and chief executive officer of Praxair, Inc. in 2000. From March 1, 2006 through December 2006, he held the positions of chairman and chief executive officer and through April 2007 served as chairman. Mr. Reilley served as non-executive chairman of Covidien Ltd. from June 29, 2007, through September 30, 2008. Mr. Reilley serves on the Boards of Directors of H. J. Heinz Co., Dow Chemical Company and Covidien Ltd. Within the past five years, he served as a director of Praxair, Inc. and Entergy Corporation. Mr. Reilley is a former Chairman of the American Chemistry Council.

Mr. Reilley has over 34 years of executive and management experience in the oil, petrochemical and chemical industries. As a result of his positions as chairman, president and CEO of Praxair and other executive and management positions, Mr. Reilley has valuable experience in managing many of the major issues that we face as a publicly-traded company in the oil and gas industry. His service on three other publicly-traded company boards has given him valuable insight and exposure to different industries and approaches to governance and other key issues. Mr. Reilley also has a valuable financial background from his education and work experiences.

Proposal No. 2 Ratification of Independent Auditor for 2012

The Audit and Finance Committee has selected PricewaterhouseCoopers LLP ("PwC") an independent registered public accounting firm, as our independent auditor to audit the Company's books and accounts for the year ending December 31, 2012. PwC served as our independent auditor in 2011 and for many years prior thereto. While the Audit and Finance Committee is responsible for appointing, replacing, compensating and overseeing the work of the independent auditor, we are requesting, as a matter of good corporate governance, that the stockholders ratify the appointment of PwC as our independent auditor for 2012. If the stockholders fail to ratify this appointment, the Audit and Finance Committee will reconsider whether to retain PwC and may retain that firm or another firm without resubmitting the matter to our stockholders. Even if the appointment is ratified, the Audit and Finance Committee may, in its discretion, direct the appointment of a different independent auditor at any time during the year if it determines that such change would be in the Company's best interests and in the best interests of our stockholders.

We expect representatives of PwC to be present at the meeting with an opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions from our stockholders.

Your Board of Directors recommends that you vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as the Company's Independent Auditor for 2012.

Proposal No. 3 — Say on Executive Pay

Advisory Vote to Approve the Compensation of our Named Executive Officers

We seek your advisory vote to approve the compensation of our named executive officers and ask that you support the compensation of our named executive officers as disclosed in this proxy statement.

Although this vote is non-binding, the Compensation Committee values your opinion and will consider the voting results when making future decisions about executive compensation.

Additionally, we think that constructive dialogue with our stockholders provides meaningful feedback about specific executive compensation practices and programs and encourage stockholders to communicate directly with both management and the Committee about executive compensation. Stockholders may contact the Chairman of the Committee to provide input on executive compensation matters at any time by email: compchair@marathonoil.com.

Stockholders may also contact management to provide input on executive compensation matters at any time by contacting Howard J. Thill, Vice President, Investor Relations and Public Affairs by email: hjthill@marathonoil.com.

As described in the Compensation Discussion and Analysis, the Compensation Committee, comprised entirely of independent directors, has effectively established executive compensation programs that reflect both company and individual performance. Executive compensation decisions are made in order to attract, retain and motivate talented executives to deliver business results and value to our stockholders.

Our Compensation Committee consistently exercises great care and discipline in determining executive compensation. We therefore ask that stockholders approve the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis and the accompanying tables.

Your Board of Directors recommends that you vote FOR Proposal No. 3 approving these executive compensation matters.

Proposal No. 4 Approval of 2012 Incentive Compensation Plan

On February 29, 2012, our Board approved the 2012 Incentive Compensation Plan (the "2012 Plan") and its submission to the stockholders for their approval.

Although a significant number of shares remain available for grant under the 2007 Incentive Compensation Plan (the "2007 Plan"), our Board believes it is appropriate to propose a replacement plan at this time in order to optimize our tax deduction under Section 162(m) of the Internal Revenue Code (the "Code"), which requires periodic stockholder approval of incentive compensation plans.

If the new 2012 Plan is approved by our stockholders, all granting authority under the 2007 Plan will be revoked and no new grants will be made from the 2007 Plan following the date of stockholder approval.

The following summary of the 2012 Plan is qualified by reference to the full text of the 2012 Plan, which is attached as Appendix III to this proxy statement and incorporated by reference into this proposal. The 2012 Plan is not tax-qualified under Section 401(a) of the Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Purposes of the 2012 Plan

The primary purposes of the 2012 Plan are to attract employees and non-employee directors with valuable training, experience and ability, to retain the services of employees and non-employee directors with valuable training, experience and ability and to promote the active interest of such persons in the development and financial success of the Company and its subsidiaries. In accordance with these goals, the 2012 Plan is designed to enable employees and non-employee directors to acquire or increase their ownership of our common stock and to compensate employees and non-employee directors for creation of value for our stockholders. The 2012 Plan provides variable long-term compensation to our employees and non-employee directors, and our Board sees this as a means of further aligning the interests of our employees and non-employee directors with those of our stockholders.

Award Types Available for Grant under the 2012 Plan

The 2012 Plan authorizes the granting of awards, including shares of our common stock, in any combination of the following:

- stock options, including incentive stock options and nonqualified stock options;
- stock appreciation rights ("SARs");
- stock awards, restricted stock awards and other awards denominated or paid in common stock;
- restricted stock units (which may include dividend equivalents);
- cash awards; and
- performance awards.

Eligibility

All employees of Marathon Oil and its subsidiaries are eligible to receive awards under the 2012 Plan. All of our non-employee directors are also eligible for awards under the 2012 Plan. We expect that awards under the Plan will generally be granted to our officers, managers and technical and professional employees, as well as to non-employee directors.

We anticipate that each non-employee director will receive an annual non-retainer grant of common stock units under the 2012 Plan. All other awards under the 2012 Plan will be granted at the discretion of the committee appointed by our Board to administer the Plan, as appropriate or by the delegate of such committee pursuant to the terms of the 2012 Plan. Therefore, the total benefits that will be received by any particular person or group under the 2012 Plan are not determinable at this time.

Authorized Shares and Limits

Subject to stockholder approval, we have reserved a total of 50,000,000 shares of our common stock for issuance in connection with the 2012 Plan. In connection with the granting of a stock award that is not a stock option or SAR, the number of shares of our common stock available for issuance under the 2012 Plan shall be reduced by 2.41 shares of common stock in respect of each share of common stock with respect to which the stock award is granted. As a result, no more than 20,746,887 shares may be used for stock awards other than stock options or SARs. The number of shares authorized to be issued under the 2012 Plan, as well as individual limits and exercise prices, are subject to adjustment for stock dividends, stock splits, recapitalizations, mergers, or similar corporate events.

The following limitations apply to any awards made under the 2012 Plan:

- During any calendar year, no employee may be granted, stock options or SARs that are exercisable for or relate to more than 3,000,000 shares of common stock;
- During any calendar year, no employee may be granted stock awards or restricted stock unit awards covering or relating to more than 1,000,000 shares of common stock; and
- For any calendar year, no employee may be granted performance awards consisting of cash having a maximum value determined on the date of grant in excess of $30,000,000.

Historical Burn Rates

Our burn rate represents the total number of shares of our common stock subject to equity awards (stock options, stock appreciation rights, restricted stock and restricted stock units) granted in a given year divided by the weighted average number of outstanding shares for such year. Our burn rates for 2011, 2010 and 2009 were 0.74%, 0.76% and 1.51%, respectively. Our three-year average burn rate was 1.00%. Following the Spin-off, we have changed our equity granting practices to be more consistent with those of our new peer group, which is composed primarily of independent exploration and production companies. As a result, we anticipate that our burn rate will increase from our 2009 and 2010 historical levels.

Potential Dilution

The maximum number of shares of our common stock that may be issued under the 2012 Plan is 50,000,000, which represents approximately 7.1 percent of the total number of shares of our common stock outstanding on February 27, 2012, excluding treasury shares. This level of dilution is comparable to that of companies in our new upstream peer group. The closing price per share of our common stock on February 27, 2012 as reported on the New York Stock Exchange was $35.03.

Administration of the 2012 Plan

Our Board will designate an independent committee to determine the types of awards made under the 2012 Plan and to designate the employees and non-employee directors who are to be the recipients of the awards. The committee will administer the 2012 Plan with respect to awards. The committee has full and exclusive power to administer and interpret the 2012 Plan. The committee may adopt guidelines for administering the 2012 Plan as it deems necessary or proper.

The committee may also correct any defect, supply any omission or reconcile any inconsistency in the 2012 Plan or in any award. Any decision of the committee in the interpretation and administration of the 2012 Plan is within its sole and absolute discretion and is final, conclusive, and binding on all parties concerned.

The committee may, in its discretion, extend or accelerate the exercisability of, accelerate the vesting of, or eliminate or make less restrictive any restrictions contained in any award, waive any restriction or other provision of the 2012 Plan or in any award, or otherwise amend or modify any award in a manner that either is not adverse to the participant or is consented to by the participant.

The committee and our Board may delegate to our chief executive officer and other senior officers their authority under the 2012 Plan. Either may engage third-party administrators to carry out administrative functions under the 2012 Plan.

Awards that are stock options or SARs may not be repriced, replaced, or regranted through cancellation or modified without stockholder approval (except if in connection with a change in our capitalization) if the effect would be to reduce the underlying grant price.

Employee Award Terms

All awards to employees under the 2012 Plan are subject to the terms, conditions, and limitations as determined by the committee. Awards may be made in combination with, in replacement of, or as alternatives to, grants under the 2012 Plan or other plans of our Company or subsidiaries, including plans of an acquired entity.

A stock option granted to an employee under the 2012 Plan may consist of either an incentive stock option that complies with the requirements of Section 422 of the Code or a nonqualified stock option that does not comply with those requirements. Incentive stock options and nonqualified stock options must have an exercise price per share that is not less than the fair market value of the common stock on the date of grant and, subject to certain adjustment provisions of the 2012 Plan that apply only upon the occurrence of significant corporate events, the exercise price of an option granted under the Plan may not be decreased. The term of a stock option may not extend more than ten years after the date of grant.

A stock appreciation right, or SAR, may be granted under the 2012 Plan with respect to all or a portion of the shares of common stock subject to a stock option or may be granted separately. The exercise price of a SAR may not be less than the fair market value of the common stock on the date of grant and its term shall extend no more than ten years from the date of grant.

Stock awards consist of restricted and non-restricted grants of common stock. Rights to dividends may be extended to and made part of any stock award at the discretion of the committee. The committee may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments. Subject to earlier vesting upon death, disability, retirement or change in control, stock awards settled in stock that are not performance-based will vest over a minimum period of three years, and stock awards settled in stock that are performance-based will vest over a minimum period of one year.

Restricted stock unit awards consist of awards of units denominated in common stock. Rights to dividend equivalents may be extended to and made part of any restricted stock unit award at the discretion of the committee. The committee may also determine when and if all, or any portion, of an award may be deferred and may also establish procedures for crediting of interest on deferred awards or dividend equivalents. Subject to earlier vesting upon death, disability, retirement or change in control, restricted stock unit awards settled in stock that are not performance-based will vest over a minimum period of three years, and restricted stock unit awards settled in stock that are performance-based will vest over a minimum period of one year.

Cash awards, which consist of grants denominated in cash, may also be granted to employees under the 2012 Plan.

Performance awards consist of grants made subject to the attainment of one or more performance goals and may be intended to meet the requirements of qualified performance-based compensation under Section 162(m) of the Code. The goals intended to satisfy Section 162(m) of the Code must be established by the committee prior to the earlier of:

- 90 days after the commencement of the period of service to which the performance goals relate; and
- the lapse of 25% of the period of service.

A performance goal intended to meet the requirements of Section 162(m) of the Code may be based upon one or more business criteria that apply to the employee, one or more business units of the Company, or the Company as a whole, and may include any of the following: revenue and income measures (which include revenue, gross margin, income from operations, net income, net sales, earnings per share, earnings before interest, taxes, depreciation and amortization ("EBIDTA"), and economic value added ("EVA"); expense measures (which include costs of goods sold, selling, finding and development costs, general and administrative expenses and overhead costs); operating measures (which include productivity, operating income, funds from operations, cash from operations, after-tax operating income, market share, margin and sales volumes); cash flow measures (which include net cash flow from operating activities and working capital); liquidity measures (which include earnings before or after the effect of certain items such as interest, taxes, depreciation and amortization, and free cash flow); leverage measures (which include debt-to-equity ratio and net debt); market measures (which include market share, stock price, growth measure, total stockholder return and market capitalization measures); return measures (which include return on equity, return on assets and return on invested capital); corporate value and sustainability measures (which include compliance, safety, environmental and personnel matters); and other measures such as those relating to acquisitions, dispositions or customer satisfaction. Prior to the payment of any performance award based on the achievement of performance goals pursuant to Section 162(m) of the Code, the committee must certify in writing that the applicable performance goals and any material terms were, in fact, satisfied.

Non-Employee Director Award Terms

All awards to our non-employee directors under the 2012 Plan are subject to the terms, conditions, and limitations as determined by our Board or the committee appointed by our Board to administer the Plan. Awards may be made in combination or in tandem with, in replacement of, or as alternatives to, grants under the 2012 Plan or other plans of Marathon Oil Corporation or its subsidiaries, including plans of an acquired entity.

A stock option granted to a director under the 2012 Plan may consist of a nonqualified stock option that does not comply with the requirements of Section 422 of the Code. Nonqualified stock options must have an exercise price per share that is not less than the fair market value of the common stock on the date of grant and, subject to certain adjustment provisions of the 2012 Plan that apply only upon the occurrence of significant corporate events, the exercise price of an option granted under the 2012 Plan may not be decreased. The term of a stock option may not extend more than ten years after the date of grant.

A stock appreciation right, or SAR, may be granted under the 2012 Plan with respect to all or a portion of the shares of common stock subject to a stock option or may be granted separately. The exercise price of an SAR may not be less than the fair market value of the common stock on the date of grant and its term shall extend no more than ten years from the date of grant.

Stock awards consist of restricted and non-restricted grants of common stock. Rights to dividends may be extended to and made part of any stock award at the discretion of our Board or the committee appointed by our Board to administer the 2012 Plan. The Board or the committee may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments. Restricted stock unit awards consist of awards of units denominated in common stock. Rights to dividend equivalents may be extended to and made part of any restricted stock unit award at the discretion of the Board or the committee. Our Board or the committee may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments.

Performance awards consist of grants made subject to the attainment of one or more performance goals. Performance awards to non-employee directors are not required to meet the requirements of qualified performance-based compensation under Section 162(m) of the Code. Our Board or the committee shall determine the terms, conditions, limitations and performance goals with respect to performance awards to our non-employee directors.

Amendment of the 2012 Plan

The committee or our Board may amend or terminate the 2012 Plan in response to any legal requirements or for any other purpose permitted by law; provided, however, no amendment that would adversely affect the rights of a participant may be made without the consent of the participant, and no amendment may be effective prior to its approval by our stockholders if such approval is required by applicable law. We intend to make awards under the 2012 Plan that comply with, or are exempt from, the requirements of Section 409A of the Code, and the 2012 Plan shall not be amended in a manner that would cause the 2012 Plan or any amounts payable under the 2012 Plan to fail to comply with the requirements of Section 409A of the Code, to the extent applicable, and, further, the provisions of any purported amendment that may reasonably be expected to result in such non-compliance shall be of no force or effect with respect to the 2012 Plan.

Federal Income Tax Consequences of the 2012 Plan

The following is a discussion of material U.S. federal income tax consequences to participants in the 2012 Plan who either are U.S. citizens or residents based on U.S. tax law as in effect as of the date of this proxy statement. This discussion is limited, and does not cover state, local, or foreign tax treatment, and differences in participants' situations may cause tax consequences to vary.

Participants will not realize taxable income upon the grant of a nonqualified stock option or SAR. Upon the exercise of a nonqualified stock option, the participant will generally recognize ordinary income in an amount equal to the excess of (a) the fair market value of the common stock over (b) the exercise price paid by the participant for the stock. Upon the exercise of a SAR, the participant will generally recognize ordinary income in an amount equal to the excess of (x) the fair market value of the common stock underlying the SAR over (y) the grant price of the SAR. In the case of our employees, we are required to withhold federal income tax on ordinary income. The participant will generally have a tax basis in any shares of common stock received pursuant to the exercise of a SAR, or pursuant to the exercise of a nonqualified stock option, that equals the fair market value of the shares on the date of exercise. Generally, we will be entitled to a deduction for U.S. federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by the participant. Upon a subsequent sale of the shares received upon exercise of a nonqualified stock option, any difference between the net proceeds on the sale and the fair market value of the shares on the date of exercise will be taxed as capital gain or loss (long- or short-term, depending on the holding period).

If a participant pays the exercise price of a nonqualified stock option in whole or in part by the surrender of shares he or she already owns, he or she will not recognize gain or loss on the surrender of such shares to the extent that their fair market value equals that of the shares received. To that extent, the shares received will have a tax basis equal to the basis of the shares surrendered, and the participant's holding period of the shares received will include the holding period of the shares surrendered. To the extent that the value of the shares received upon exercise exceeds the value of the shares surrendered, such excess, reduced by the amount of any cash paid by the participant, will be ordinary income. Further, the shares received that represent such excess in value will have a basis equal to their fair market value. The participant's holding period for any excess shares will commence on the day they are acquired.

Incentive stock options can only be granted to employees. An employee will not have taxable income upon the grant of an incentive stock option. To satisfy the employment requirement, a participant must exercise the incentive stock option not later than three months after he or she ceases to be an employee (one year if he or she is disabled). Upon the exercise of an incentive stock option, the employee will not have taxable income, although the excess of the fair market value of the shares of common stock received upon exercise of the incentive stock option over the exercise price will increase the alternative minimum taxable income of the employee, which may cause the employee to incur alternative minimum tax. The payment of any alternative minimum tax due to the exercise of an incentive stock option may be allowed as a credit against the employee's regular tax liability in a later year.

If a participant pays the exercise price of an incentive stock option by the surrender of unrestricted shares he or she already owns, he or she will not recognize gain or loss on the surrender of such shares to the extent that their fair market value equals that of the shares received. To that extent, the shares received will have a basis equal to the basis of the shares surrendered, and the participant's holding period of the shares received will include the holding period of the shares surrendered. To the extent that the value of the shares received exceeds the value of the shares surrendered, those shares received that represent such excess in value will have a basis equal to zero and a holding period that will commence on the day they are acquired. If a participant surrenders shares acquired through the previous exercise of an incentive stock option before the end of the requisite holding period, the participant may recognize ordinary income on the surrender of such shares.

Upon the disposition of stock received upon exercise of an incentive stock option that has been held for the requisite holding period (generally one year from the date of exercise and two years from the date of grant), the employee will generally recognize capital gain or loss equal to the difference between the amount received in the disposition and the exercise price paid. However, if an employee disposes of stock that has not been held for the requisite holding period, the employee will recognize ordinary income in the year of such a "disqualifying disposition" to the extent that the fair market value of the stock at the time of exercise of the incentive stock option, or, if less, the amount realized in the case of an arm's-length disqualifying disposition to an unrelated party, exceeds the exercise price paid by the employee for the stock. The employee will also recognize capital gain, or, depending on the holding period, additional ordinary income, to the extent the amount realized in the disqualifying disposition exceeds the fair market value of the stock on the exercise date. If the exercise price paid for the stock exceeds the amount realized in the disqualifying disposition, in the case of an arm's-length disposition to an unrelated party, the excess would ordinarily be a capital loss.

Stock options otherwise qualifying as incentive stock options will be treated as nonqualified stock options to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under all of our plans and any of our subsidiaries' plans) exceeds $100,000. This rule is applied by taking the stock options into account in the order granted.

We are generally not entitled to any federal income tax deduction upon the grant or exercise of an incentive stock option, unless the employee makes a disqualifying disposition of the stock. If an employee makes a disqualifying disposition, we will generally be entitled to a tax deduction that corresponds as to timing and amount with the compensation income recognized by the employee.

An employee will recognize ordinary income upon receipt of cash pursuant to a cash award or performance award or, if earlier, at the time the cash is otherwise made available for the employee to draw upon it.

A participant will not have taxable income upon the grant of a stock award in the form of units denominated in common stock, but rather will generally recognize ordinary income at the time the participant receives common stock or cash in satisfaction of a stock unit award in an amount equal to the fair market value of the common stock or cash received. In general, a participant will recognize ordinary income as a result of the receipt of common stock pursuant to a stock award or performance award in an amount equal to the fair market value of the common stock when the stock is received; provided, however, that if the stock is not transferable and is subject to a substantial risk of forfeiture when received, the participant will recognize ordinary income in an amount equal to the fair market value of the common stock when it first becomes transferable or is no longer subject to a substantial risk of forfeiture, unless the participant makes an election to be taxed on the fair market value of the common stock when the stock is received.

An employee will be subject to tax withholding for federal, and generally for state and local, taxes at the time the employee recognizes income with respect to common stock or cash received pursuant to a cash award, performance award, stock award or stock unit award. Dividends that are received by a participant prior to the time that the common stock is taxed to the participant are taxed as additional compensation, not as dividend income. A participant's tax basis in the common stock received will equal the amount recognized by the participant as income, and the participant's holding period in the shares will commence on the date income is recognized.

To the extent that a participant recognizes ordinary income in the circumstances described above, the participant's employer will be entitled to a corresponding deduction provided, among other things, that such deduction meets the test of reasonableness, is an ordinary and necessary business expense, is not disallowed by the $1 million limitation on certain executive compensation and is not an "excess parachute payment" within the meaning of Section 280G of the Code.

Section 162(m) of the Code provides that certain compensation received in any year by a "covered employee" in excess of $1 million is non-deductible by the Company for federal income tax purposes. Section 162(m) provides an exception, however, for "performance-based compensation." The 2012 Plan permits the committee to structure grants and awards made under the 2012 Plan to covered employees as performance-based compensation that is exempt from the limitations of Section 162(m). However, the committee may award compensation that is or may become non-deductible, and expects to consider whether it believes the grants are in the best interest of the Company, balancing tax efficiency with long-term strategic objectives.

We intend to make awards under the 2012 Plan that are either not subject to Section 409A of the Code or that comply with the requirements of Section 409A of the Code. Failure to comply with Section 409A of the Code may subject participants to potentially significant penalties, including current taxation at vesting and a 20 percent penalty tax.

Effective Date of the 2012 Plan

Subject to stockholder approval, the 2012 Plan will be effective May 1, 2012, and no grants have been, or will be, made under the Plan prior to that date.

Your Board of Directors recommends that you vote FOR Proposal No. 4 approving the 2012 Incentive Compensation Plan

Audit and Finance Committee Report

Our committee has reviewed and discussed Marathon Oil's audited financial statements and its report on internal control over financial reporting for 2011 with Marathon Oil's management. We have discussed with the independent auditors, PricewaterhouseCoopers LLP ("PwC"), the matters required to be discussed by Public Company Accounting Oversight Board's AU Section 380 (Communication with Audit Committees). We have received the written disclosures and the letter from PwC required by the applicable requirements of the Public Company Accounting Oversight Board for independent auditor communications with Audit Committees concerning independence. Based on the review and discussions referred to above, we recommended to the Board that the audited financial statements and the report on internal control over financial reporting for Marathon Oil be included in the Company's Annual Report on Form 10-K for 2011 for filing with the Securities and Exchange Commission.

Shirley Ann Jackson, Chair
Gregory H. Boyce
Linda Z. Cook
Michael E. J. Phelps
Dennis H. Reilley

Information Regarding the Independent Registered Public Accounting Firm's Fees, Services and Independence

Independent Auditor Fees and Services

Aggregate fees for professional services rendered for the Company by PricewaterhouseCoopers for the years ended December 31, 2011 and 2010 were:

	2011 (in 000's)	2010 (in 000's)
Audit	$ 6,130	$ 10,802
Audit-Related	59	776
Tax		
Tax Compliance	396	226
Other Tax	-	25
All Other	18	4
Total(1)	$ 6,603	$ 11,833

(1) The Audit and Finance Committee adopted the Audit and Finance Committee Policy for Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services. This policy is attached as Appendix II to this proxy statement. The Audit and Finance Committee has pre-approved all the fees and services for 2011 and 2010. The Audit and Finance Committee did not utilize the de minimus exception in either year.

The *Audit* fees for the years ended December 31, 2011 and 2010 were for professional services rendered for the audit of the consolidated financial statements and audit of internal control over financial reporting of the Company, statutory and regulatory audits, issuance of comfort letters, consents, and assistance with and review of documents filed with the SEC.

The *Audit-Related* fees for the years ended December 31, 2011 and 2010 were for assurance and related services related to employee benefit plan audits, attest services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

The *Tax* fees for the years ended December 31, 2011 and 2010 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with and representation in tax audits and appeals, and requests for rulings or technical advice from tax authorities.

The *All Other* fees for the years ended December 31, 2011 and 2010 were for services rendered for accounting research, internal audit software licenses and other projects.

Compatibility of PricewaterhouseCoopers' Services with its Independence

The Audit and Finance Committee has considered whether PricewaterhouseCoopers is independent for purposes of providing external audit services to the Company, and the committee has determined that it is.

Security Ownership of Certain Beneficial Owners

The following table furnishes information concerning all persons known to Marathon Oil to beneficially own five percent or more of the common stock of Marathon Oil:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares
Blackrock, Inc.(1) 40 East 52nd Street New York, NY 10022	60,922,317(1)	8.66%(1)

(1) Based on the Schedule 13G/A dated January 20, 2012 (filed: February 10, 2012) which indicates that it was filed by Blackrock, Inc. According to such Schedule 13G, Blackrock, Inc., through itself and being the parent holding company or control person over each of the following subsidiaries: Blackrock Japan Co., Ltd., Blackrock Advisors (UK) Limited, Blackrock Institutional Trust Company, N.A., Blackrock Fund Advisors, Blackrock Asset Management Canada Limited, Blackrock Asset Management Australia Limited, Blackrock Advisors, LLC, Blackrock Capital Management, Inc., Blackrock Financial Management, Inc., Blackrock Investment Management, LLC, Blackrock Investment Management (Australia) Limited, Blackrock Investment Management (Koreas) Ltd., Blackrock (Luxembourg) S.A., Blackrock (Netherlands) B.V., Blackrock Fund Managers Limited, Blackrock Pensions Limited, Blackrock Asset Management Ireland Limited, Blackrock International Limited, and Blackrock Investment Management (UK) Limited, each individually owning less than 5% is deemed to beneficially own 60,922,317 shares, and has sole voting power over 60,922,317 shares, shared voting power over no shares, sole dispositive power over 60,922,317 shares, and shared dispositive power over no shares.

Security Ownership of Directors and Executive Officers

The following table sets forth the number of shares of Marathon Oil common stock beneficially owned as of January 31, 2012, except as otherwise noted, by each director, by each executive officer named in the Summary Compensation Table and by all directors and executive officers as a group. In calculating the percentage of outstanding stock, each listed person's stock options or stock-settled stock appreciation rights that are or may be exercisable within sixty days have been added to the total outstanding shares.

Name	Shares	Restricted Stock(4)	Stock Options/ Stock Settled SARs Exercisable Prior to 04/01/12(5)(7)	Total Shares(8)	% of Total Outstanding(9)
Gregory H. Boyce	39,546(2)			39,546	*
Pierre Brondeau	10,620(2)			10,620	*
Clarence P. Cazalot, Jr.	900,328(6)		2,799,903	3,700,231	*
Linda Z. Cook	7,857(2)			7,857	*
Shirley Ann Jackson	78,723(2)(3)			78,723	*
Philip Lader	74,549(2)(3)			74,549	*
Michael E.J. Phelps	25,965(2)			25,965	*
Dennis H. Reilley	77,168(2)(3)			77,168	*
Eileen M. Campbell	70,364(3)	21,230	116,103	207,697	*
Janet F. Clark	160,909	76,134	525,052	762,095	*
Gary R. Heminger(1)	133,452(1)(3)		445,893	579,345	*
Sylvia J. Kerrigan	9,740(3)	31,275	85,000	126,015	*
David E. Roberts, Jr.	37,555(3)	127,210	405,193	367,411	*
All Directors and Executive Officers as a group (16 persons) (2)(3)(4)(5)(6)				6,525,397(7)	*

(1) Information relating to Gary R. Heminger is as of June 30, 2011, and reflects adjustments made upon the Spin-off of MPC, to his Marathon Oil unvested restricted stock awards, vested stock options and vested stock-settled SARs. Also includes shares held in the Marathon Oil common stock fund in the MPC Thrift Plan.

(2) Includes deferrals of annual retainers into common stock units under the Deferred Compensation Plan for Non-Employee Directors and the 2003 Incentive Compensation Plan prior to January 1, 2006, and non-retainer annual director stock awards in common stock units, including the 2012 award of common stock units, under the 2007 Incentive Compensation Plan, including their respective dividend equivalent rights allocated in common stock units, as follows:

Name	Annual Retainer Deferred Into Common Stock Units	Non-Retainer Annual Common Stock Units
Gregory H. Boyce	0	29,546
Pierre Brondeau	0	10,620
Linda Z. Cook	0	7,857
Shirley Ann Jackson	23,878	52,503
Philip Lader	17,143	52,503
Michael E.J. Phelps	0	25,965
Dennis H. Reilley	20,465	52,503

(3) Includes shares held under the Marathon Oil Thrift Plan, the Dividend Reinvestment and Direct Stock Purchase Plan, and the Non-Employee Director Stock Plan.

(4) Reflects shares of restricted stock granted under the 2007 Plan, which are subject to limits on sale and transfer and can be forfeited under certain conditions.

(5) The number of shares shown includes the shares each person would have received had they exercised their stock-settled SARs based on the fair market value (i.e., closing price) of Marathon Oil's common stock on January 31, 2012.

(6) Includes 49,450 shares indirectly held by Mr. Cazalot, as trustee of a grantor retained annuity trust, for the benefit of him and his children.

(7) Includes vested options exercisable within sixty days of January 31, 2012, including the following number of options that are not-in-the-money as of January 31, 2012: C. P. Cazalot, Jr.: 496,630; E. M. Campbell: 30,549; J. F. Clark: 85,846; G. R. Heminger: 126,202; S. J. Kerrigan: 15,247; D. E. Roberts, Jr.: 90,788; and all other executive officers as a group: 50,186.

(8) None of the shares are pledged as security.

* (9) The percentage of shares beneficially owned by each director or nominee, or each executive officer does not exceed one percent of the common shares outstanding; and the percentage of shares beneficially owned by all directors and executive officers of the Company, as a group, does not exceed one percent of the common shares outstanding.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, file reports of beneficial ownership on Form 3 and changes in beneficial ownership on Form 4 or Form 5 with the Securities and Exchange Commission. Based solely on the Company's review of the reporting forms and written representations provided to the Company from the individuals required to file reports, the Company believes that each of its directors and executive officers has complied with the applicable reporting requirements for transactions in the Company's securities during the fiscal year ended December 31, 2011.

Compensation Committee Report

Our committee has reviewed and discussed Marathon Oil's Compensation Discussion and Analysis report for 2011 with Marathon Oil's management. Based on the review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis report be included in the Company's 2012 proxy statement.

Gregory H. Boyce, Chair
Pierre Brondeau
Linda Z. Cook
Shirley Ann Jackson
Dennis H. Reilley

Compensation Discussion and Analysis

Executive Summary

2011 was a landmark year for Marathon Oil Corporation. With our highest level of rig activity in many years, production available for sale increased by seven percent to 395,000 barrels of oil equivalent per day (excluding Libya due to the significant political unrest that occurred there in 2011). We replaced 212 percent of our 2011 total production from our Exploration and Production and Oil Sands Mining segments, increasing our total proved reserves to 1.8 billion barrels of oil equivalent (boe), up from 1.6 billion boe at year end 2010. Importantly, we achieved these strong operational results while keeping capital spending below our original estimate, excluding acquisitions.

In November 2011, we purchased 141,000 net acres in the Eagle Ford Shale formation in Texas from Hilcorp Resources Holdings, L.P., plus an additional 26,000 net acres in this premier U.S. liquids play. Other key impact exploration activities during 2011 included our entry into the Iraqi Kurdistan Region.

Further, after operating for 87 years as an integrated oil and gas company, our refining, marketing and transportation business became a separate, publicly traded company on June 30, 2011 through the distribution of common shares of MPC to our stockholders. After the completion of this major transaction, Marathon Oil became an independent exploration and production ("E&P"), or upstream company.

Our stockholders benefited from this transformation as evidenced by an increase in our stock price, which was up approximately 30 percent for the year compared to an average decrease of 16 percent among our E&P industry peer companies. When combined with MPC, our stock price was up approximately 24 percent for the year compared to an average increase of 9 percent for integrated oil and gas companies.

We believe the Spin-off of MPC, our acquisitions in the Eagle Ford Shale formation which enhanced our position as an upstream company, as well as our strong operating results for 2011 will position us for success during 2012 and beyond. Decisions made by the Compensation Committee (the "Committee") of our Board of Directors reflected these achievements. For example, the Committee approved bonus payments significantly above target for named executive officers based on our robust reserve additions, strong production, acquisition activity, as well as the successful completion of the Spin-off.

In 2011, over 70 percent of our stockholders approved our executive compensation programs by voting in favor of our Say On Executive Pay proposal. The Committee considered these voting results and made several adjustments to our programs, including those outlined below. The Committee believes these adjustments further align our executive compensation programs with the interests of our stockholders and current market practices. Additionally, these adjustments continue to advance our governance practices with the aim of further strengthening stockholder support:

- Approved a new group of peer companies that reflects our key competitors for executive talent with primarily upstream operations, following the Spin-off of MPC;
- Continued the practice of awarding our CEO long-term incentives that are aligned with stockholders, comprised only of performance units that require above-median total shareholder return ("TSR") to vest above target level, and stock options that deliver value only through increases in our stock price;

- Increased the stock ownership guideline for our CEO from a multiple of five times base salary to six times base salary; and
- Adopted a new change-in-control plan that eliminates potential tax gross-up payments for newly hired or promoted officers as of October 26, 2011 and provides more limited severance benefits than our existing arrangement while still encouraging officers to engage in transactions that would be advantageous to stockholders.

Overall, the Committee believes that our programs benefit our stockholders through stringent pay-for-performance requirements, while also competing effectively for highly sought executive talent. To further demonstrate this performance philosophy, the following chart tracks our CEO's pay with changes in our stock price over the last four years. CEO Total Annual Compensation includes all cash compensation received in 2011, as well as the value of the equity that vested in each year.



CEO Total Annual Compensation vs. Adjusted Year-end Stock Price
$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
CEO Total Annual Compensation
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Adjusted Stock Price per Share on 12/31
2008
2009
2010
2011
Base
Performance Units
Bonus
Accelerated Units
Equity Vested (not exercised)
Adjusted Stock Price per Share

For purposes of this graph, CEO Total Annual Compensation is comprised of the components described below:

- *Base means base salary paid during each calendar year.*
- *Bonus means the annual cash bonus paid for each calendar year.*
- *Equity Vested means the value of the equity that vested each year as of the vesting date. For stock options, the value shown is the difference between an option's exercise price and the stock price on the vesting date (regardless of whether options were actually exercised); for options the exercise price of which exceeds the stock price on the vesting date, the value shown is $0. (This number differs from the grant date fair value of stock and stock option awards granted in each year which appears in the Summary Compensation Table.)*

- *Performance Units means the value of the performance unit payout made in each year. Performance Units generated zero payout for the 2007-2009 and 2008-2010 performance periods.*
- *Accelerated Units means the value of the prorated performance unit payout made in 2011 upon the Spin-off of MPC. The original performance periods of these units were 2010-2012 and 2011-2013. This acceleration will reduce total compensation opportunities payable for performance periods ending in 2012 and 2013.*
- *Adjusted Stock Price per Share means for 2011, the closing price of the Company's common stock on December 31, 2011. For the years preceding 2011, Adjusted Stock Price per Share means the closing price for December 31 of that year, adjusted for a stock split and dividend distributions. For purposes of this calculation, the Spin-off of MPC was treated as a dividend equal to one-half of MPC's closing "when issued" share price on June 30, 2011. Cash dividend adjustments were calculated based on the dividend as a percentage of the Company's closing stock price immediately preceding the ex-dividend date.*

Our named executive officers for 2011 are listed below.

Name	Job Title
Mr. C. P. Cazalot, Jr.	Chairman, President and Chief Executive Officer
Ms. J. F. Clark	Executive Vice President and Chief Financial Officer
Mr. D. E. Roberts, Jr.	Executive Vice President and Chief Operating Officer
Ms. S. J. Kerrigan	Vice President, General Counsel & Secretary
Ms. E. M. Campbell	Vice President, Public Policy
Mr. G. R. Heminger	Executive Vice President, Downstream (through June 30, 2011)

Compensation Objectives and Processes

Our executive compensation program is designed to achieve the following objectives:

- **Attract** talented and experienced executive leaders by providing competitive incentives for them to accept the responsibilities and risks associated with their positions;
- **Motivate** our executive officers by rewarding them for individual and collective contributions to financial and operational success, including increasing stockholder value; and
- **Retain** knowledgeable and experienced executive officers who directly impact our current and future success.

Our executive compensation program furthers these objectives by allowing us to retain leaders who possess a high level of technical expertise and a long-term focus, both of which are critical to success in our industry.

All named executive officers are covered by the same compensation plans, policies, and practices, except that Mr. Cazalot, our Chairman, President and Chief Executive Officer, does not receive restricted stock. Mr. Heminger, who is now the President and Chief Executive Officer of MPC, is no longer covered by our compensation programs.

Components of Compensation

Our executive compensation program for named executive officers consists of the following elements, each of which serves a specific purpose as described below.

Component	Primary Purpose	Key Characteristics
Base Salary	Recognize overall responsibilities, established skills, experience and expertise	Paid in cash, little variance from year to year
Annual Cash Bonus	Reward the achievement of short-term financial, operating and strategic goals that drive stockholder value	Communicate common performance objectives, with specific individual accountabilities
Long-term Incentives		
Performance Units	Reward total stockholder return ("TSR") relative to peer companies	Equals between $0 to $2 per unit based on our ranking among a group of peer companies, paid in cash
Stock Options	Align interests of executives and stockholders by motivating continued growth and value creation	Equals stock price appreciation from grant date to time of exercise, settled in stock
Restricted Stock	Align interests of executives and stockholders and retain executive talent	Equals value of stock upon vesting, settled in stock
Benefits	Protect against financial and other risks	Includes benefits provided under broad-based employee plans such as health and retirement benefits

Variable Compensation

The graphs below illustrate the components of compensation for our named executive officers. Variable compensation, which includes annual cash bonus and long-term incentives, represents 89 percent of total target compensation for Mr. Cazalot, and 77 percent of total target compensation for our other named executive officers (excluding Mr. Heminger).



Total Target Compensation
Chief Executive Officer
15%
37%
37%
Base Salary
Target Bonus
Stock Options
Performance Award



Total Target Compensation
Other Named Executive Officers
23%
23%
12%
19%
Base Salary
Target Bonus
Restricted Stock
Stock Options
Performance Award

Governance and Risk Management Highlights

The Committee believes our executive compensation programs do not encourage excessive risk and oversees these programs under high standards of governance, independence and risk management. The Committee has evaluated and considered the role that executive compensation programs play in ensuring that our officers take only appropriate and prudent risks, and that compensation opportunities do not motivate excessive risk-taking. Below are some of the practices we employ.

- All executive compensation decisions are made by the Committee, which is comprised of five independent directors.
- Our Compensation Committee is advised by an independent compensation consultant that performs no other work for executive management or Marathon Oil.
- Our executives do not have employment agreements.
- Our compensation programs are competitive with those of peer companies, and we monitor our programs against trends in executive compensation on an annual basis.
- Our compensation programs appropriately balance short-term and long-term incentives.
- Our annual cash bonus program is based on a balanced set of metrics, which are objective and not driven by commodity prices. In addition, the Committee considers the achievement of individual performance commitments and overall corporate performance.

- Annual cash bonuses are paid only after the Audit and Finance Committee of our Board has reviewed our audited financial statements for the performance year.
- Our clawback policy applies to both annual cash bonuses and long-term incentives and would generally be triggered with respect to an executive officer in the event of a material accounting restatement due to noncompliance with financial reporting requirements, or the commission of fraud by such executive officer.
- Our stock ownership guidelines described below encourage our executive officers to focus on creation of long-term value for our stockholders.

Compensation Committee of Our Board of Directors

The Committee is charged with overseeing and approving all compensation for our executive officers. The Committee is comprised only of independent, non-employee directors. The members who currently serve on the Committee are Mr. Boyce, who is the Chairman, Mr. Brondeau, Ms. Cook, Dr. Jackson and Mr. Reilley.

The Committee's charter requires that it meet at least four times each year, and during 2011, the Committee met six times. At each of its meetings, the Committee has the opportunity to meet in executive session. When practicable, the Committee previews and discusses significant compensation decisions at one meeting before giving formal approval at a subsequent meeting. With the help of its compensation consultant and our staff, the Committee monitors and discusses legal and regulatory developments regarding executive compensation throughout the year.

The Role of the Chief Executive Officer

The Committee seeks significant input from the CEO on compensation decisions and performance appraisals for all other executive officers. However, all final compensation decisions for our executive officers are made by the Committee. The CEO does not provide recommendations or participate in Committee discussions concerning his own compensation.

The Committee's Independent Consultant

In 2011, the Committee engaged the services of Meridian Compensation Partners LLC ("Meridian") to provide consulting services and advice to the Committee on executive compensation matters. Meridian provides the Committee with information on industry trends and practices and updates on regulatory requirements. The terms of this relationship are set forth in an agreement between the Committee and Meridian. Meridian provides no other services to Marathon Oil or its executives. The Committee has the right to terminate the services of Meridian and appoint a new compensation consultant at any time.

While the Committee retains Meridian directly, Meridian interacts with several of our officers and employees in carrying out assignments in order to obtain compensation and performance data for the executive officers and our Company. In addition, Meridian may seek input and feedback from members of our management regarding its work product prior to presentation to the Committee in order to confirm that information is accurate or address other issues. We believe that Meridian provides an independent perspective to the Committee.

Setting Executive Compensation

Due to the technical requirements and long-term capital commitments inherent in our business, we operate in a highly competitive environment for talented executive leadership. Therefore, the Committee believes it is essential to review benchmark information from industry peers.

Peer Groups

We believe the choice of a peer group is foundational in ensuring that the Committee has meaningful information to compare our executive compensation levels and programs with peer companies within our industry with which we most often compete, both in the marketplace and for employee talent. In selecting the peer groups described below, the Committee also considered pertinent financial measures for each company including assets, revenue, market capitalization and total shareholder return.

Pre-Spin Peer Group

Prior to the Spin-off of MPC, our peer group consisted of the upstream, downstream and integrated companies listed below. This group of companies is referred to as our "pre-spin peer group."

Upstream Peers	Integrated Peers	Downstream Peers
Anadarko Petroleum Corp.	Chevron Corp.	Sunoco Inc.
Apache Corp.	ConocoPhillips	Tesoro Corp.
Devon Energy Corp.	Hess Corp.	Valero Energy Corp.
Occidental Petroleum Corp.		

Post-Spin Peer Group

In July 2011, the Committee approved a new peer group which reflects the companies against which we compete as an independent E&P company. This new peer group retains all of the upstream peer companies that were historically included in the pre-spin peer group, as well as one integrated company (Hess). Six new companies (indicated with an asterisk* below) were also added. This group of companies is referred to as our "post-spin peer group."

Peers		
Anadarko Petroleum Corp.	Encana Corp.*	Noble Energy Inc.*
Apache Corp.	EOG Resources Inc.*	Occidental Petroleum Corp.
Chesapeake Energy Corp.*	Hess Corp.	Talisman Energy*
Devon Energy Corp.	Murphy Oil Corp.*	

**New peer company*

Changing peer groups was a significant decision reflecting our transformation from an integrated company to an independent E&P company.

2010 Competitive Compensation Assessment

In late 2010, the Committee asked Meridian to conduct a comprehensive study and comparison of our executive compensation. Named executive officer positions were compared to comparable positions at select peer companies. This study was based on our pre-spin peer group and included information regarding base salaries, annual bonus levels and the mix and level of long-term incentives. Depending on the specific position, the companies used for comparison varied. Comparative information was available for all six named executive officer positions.

After collecting this data, Meridian assessed the competitiveness of our executive officer compensation programs and presented its analysis to the Committee in October 2010. The Committee used this analysis as one tool in evaluating our compensation practices and competitive pay levels for our named executive officers and making appropriate compensation decisions for 2011.

Our compensation philosophy states that overall, executive compensation is designed to provide total compensation that is at the 50th percentile for average performance and above the 50th percentile when short- and long-term incentive performance goals are exceeded. To accomplish this objective, the Committee reviewed the competitive analysis and made 2011 compensation decisions to establish total target compensation at or near the 50th percentile of the pre-spin peer group. A comparison of total target compensation to the 50th percentile for our named executive officers (except for Mr. Heminger, who left Marathon Oil in connection with the Spin-off of MPC) is shown in the table below. For purposes of this Compensation Discussion and Analysis, we use the term "Market" to refer to the 50th percentile of similar positions within the pre-spin peer group.

Name	Total Target Compensation	% of Market
Mr. Cazalot	$12,290,000	101.48%
Ms. Clark	$3,426,000	95.68%
Mr. Roberts	$4,555,000	90.44%
Ms. Kerrigan	$1,950,000	93.85%
Ms. Campbell	$1,381,500	104.06%

Decisions regarding base salaries and long-term incentive awards were made in February 2011, and decisions regarding 2011 annual cash bonus awards were made in February 2012, after 2011 business results were completed and measured.

Base Salary

The Committee considered each named executive officer's current salary as compared to the 50th percentile of the pre-spin peer group, along with individual performance. While we do not utilize internal pay ratios, the Committee evaluates the relative value of each position to Marathon Oil and ensures that compensation levels are both internally equitable and consistent with the value assigned to each position. The Committee does not use a formula to calculate base salary increases for named executive officers.

Based on the above criteria, at its February 2011 meeting the Committee awarded base salary increases to two of our six named executive officers, which were effective in April 2011. Ms. Kerrigan received a base salary increase to align her salary more closely with the Market. The Committee's philosophy is to increase salaries of recently promoted officers over a multi-year period, and Ms. Kerrigan was promoted to General Counsel in September of 2009.

Name	Base Salary Amount as of January 1, 2011	Base Salary Amount as of April 1, 2011	% of Market
Mr. Cazalot	$1,400,000	$1,400,000	91.06%
Ms. Clark	$680,000	$680,000	102.55%
Mr. Roberts	$900,000	$900,000	83.63%
Ms. Kerrigan	$415,000	$500,000	97.56%
Ms. Campbell	$445,000	$445,000	108.96%

Although Mr. Heminger was only employed by Marathon Oil through June 30, 2011, he received a salary increase in April 2011 from $925,000 to $1,000,000 in anticipation of his becoming President and Chief Executive Officer of MPC and his additional responsibilities related to the Spin-off.

Annual Cash Bonus

The named executive officers' 2011 cash bonus closely linked annual bonus payments made to our named executive officers to both company performance and each officer's individual performance for the year. The Committee determined the annual cash bonus for each named executive officer based primarily on the following criteria:

- Company performance, including achievement of the specific performance metrics established by the Committee during the first quarter of 2011;
- Individual performance, including demonstrated leadership and ethics; and
- External competitiveness, with bonus targets set at or near the 50th percentile for similar positions within the pre-spin peer group.

Within the structure of the bonus program, the Committee ultimately uses its discretion to determine bonus payments for our named executive officers. The discussion below provides more information about the named executive officers' annual cash bonus program for 2011, and the factors that influenced the Committee's decisions.

2011 Bonus Targets

The Committee used competitive market data to establish a bonus target for each level of officer, expressed as a percentage of year-end base salary. Bonus targets were set at or near the 50th percentile of the pre-spin peer group for comparable positions. For 2011, the bonus targets for the named executive officers (excluding Mr. Heminger) were as follows:

Name	Officer Level	Bonus Target (as % of Base Salary)
Mr. Cazalot	CEO	135%
Ms. Clark	EVP	95%
Mr. Roberts	EVP	95%
Ms. Kerrigan	VP	70%
Ms. Campbell	VP	70%

Although targets are set at competitive levels, actual bonus payments varied from the target amount depending upon company, organizational and individual performance for the year. Mr. Heminger did not receive a bonus from Marathon Oil for 2011 because he was employed by MPC effective July 1, following the Spin-off.

2011 Bonus Performance Metrics

During the first quarter of 2011, the Committee established the performance metrics outlined in the table below for the upstream segments of our business. As part of this process, the Committee considers information provided by our compensation consultant regarding metrics commonly selected by our peer companies, which provide a meaningful way to measure success in our industry. Due to the significant political unrest that occurred in Libya in 2011, the Committee determined that Libya should be excluded from the E&P Net Production, Proved Reserve Additions, and Finding & Development Cost metrics.

The metrics reflect a combination of financial and operational measures, all of which are important indicators of our success. The Committee determined that a relative metric for net income was more appropriate than an absolute metric because it would not reward our named executive officers solely for high commodity prices.

Performance Metric	Description	Type of Metric	Relative or Absolute Metric
Adjusted Net Income per BOE vs. Peer Group	Measures adjusted income per barrel of oil equivalent as compared to our post-spin peer group	Financial	Relative
E&P Net Production, MBOED	Measures the rate of crude oil production of our E&P segment	Operational	Absolute
OSM Net Production, MSCOD	Measures the rate of net synthetic crude oil production of our Oil Sands Mining ("OSM") segment	Operational	Absolute
Proved Reserve Additions, MMBOE	Measures the level of recoverable resource added to our proved reserves	Operational	Absolute
Finding & Development Cost, $/BOE	Measures the cost of finding and developing resource	Financial	Absolute
Environmental – Spills to the Environment	Measures the volume of spills of produced and chemically treated fluids that enter the environment	Operational	Absolute
Safety – OSHA Recordable Incident Rate	Measures the number of safety incidents, because safety is a core value of our company as well as a crucial business practice	Operational	Absolute
Safety – Process Safety Incidents	Measures the most serious process safety incidents that occur at designated facilities	Operational	Absolute

The Committee determined the target level of performance for each metric by evaluating factors such as performance achieved in the immediately preceding year, anticipated challenges for 2011, business plan and company strategy. The table below shows both the targets set by the Committee and our performance achieved during 2011. The metrics are described more fully in the footnotes to the table.

Performance Metric	Target Performance	Performance Achieved
Adjusted Net Income per BOE vs. Peer Group[(a)]	4th - 6th position out of 12 companies	4th position out of 12 companies
E&P Net Production, MBOED[(b)]	342	355
OSM Net Production, MSCOD[(c)]	40	38
Proved Reserve Additions, MMBOE[(d)]	90	244
Finding & Development Cost, $/BOE[(e)]	$35/BOE	$33/BOE
Environmental – Spills to the Environment[(f)]	105	84
Safety – OSHA Recordable Incident Rate[(g)]	0.50	0.56
Safety – Process Safety Incidents[(h)]	1	1

(a) Total of 12 companies, including Marathon Oil. E&P segment income was adjusted to include Integrated Gas and Oil Sands Mining segment income. Comparator company income was also adjusted for special items or other like items. The comparator companies for this metric were the companies included in our post-spin peer group (Anadarko, Apache, Chesapeake, Devon, Encana, EOG Resources, Hess, Murphy, Noble, Occidental and Talisman). This is a non-GAAP metric. This metric is calculated as the sum of our E&P segment income, Integrated Gas segment income, and Oil Sands Mining segment income as presented in our audited consolidated financial statements, divided by total worldwide sales. To ensure consistency of this metric when comparing to our comparator companies, adjustments to comparator company segment income are sometimes necessary to reflect certain unusual items reflected in their results.

(b) E&P Net Production is calculated as production available for sale and then adjusted for pricing effects as a result of production sharing contracts, catastrophic events, and acquisitions and divestitures; also adjusted for project deferrals associated with capital constraints. This number differs from the reported level of average E&P production available for sale of 365,000 barrels of oil equivalent per day, which is from continuing operations and does not include these adjustments. Production available for sale during the year can differ from production sold primarily as a result of the timing of international crude oil liftings and natural gas sales.

(c) OSM Net Production is calculated as net synthetic crude oil (SCO) production (bitumen after royalties and upgrading, excluding blend-stocks) and then adjusted for price, acquisitions and divestitures; also adjusted for project deferrals associated with capital constraints.

(d) Proved Reserve Additions exclude dispositions, price related changes, and Oil Sands Mining.

(e) Finding & Development Cost includes capital expenditures, capitalized interest, and capitalized asset retirement obligations from E&P and Integrated Gas. Reserves exclude dispositions, price related changes, and Oil Sands Mining.

(f) Spills to the Environment include the number of all produced and chemically treated fluid spills with a volume greater than one barrel outside of secondary containment.

(g) In the event of a fatality, payout is determined by the Committee. The Occupational Safety and Health Administration ("OSHA") Recordable Incident Rate is representative of the number of recordable injuries which occurred per 100 man-years of work. It is calculated by taking the total number of OSHA recordable incidents and dividing by the ratio of total number of hours worked over 200,000.

(h) Process Safety Incidents include those incidents that occurred at Marathon Oil designated facilities which meet the definition of a Process Safety Event Tier 1 as defined by API Recommended Practice 754 *(Process Safety Performance Indicators for the Refining and Petrochemical Industries).*

2011 Bonus Organizational and Individual Goals

At the beginning of each year, each named executive officer develops performance goals relative to his or her organizational responsibilities, which are directly related to our business objectives. All performance goals are discussed with and approved by the CEO (and in the case of the CEO, the Board). Examples of named executive officers' performance goals for 2011 include: rate of production, reserve replacement, income per barrel, cost management, improved safety and environmental performance, financial discipline, development of governmental and community relationships, provision of financial services and systems, and continued evaluation and management of risk.

In evaluating the individual performance of each named executive officer, the most significant factor is achievement of business objectives within his or her organization. At the end of each year, each named executive officer's performance is measured against his or her previously established performance goals.

Another significant consideration is the named executive officer's adherence to Marathon Oil's core values, which emphasize health and safety, environmental stewardship, honesty and integrity, corporate citizenship, high performance, and diversity. These values are essential to our culture and drive how we accomplish our business objectives. For example, our health and safety commitment is reflected in officer performance goals regarding personal and process safety. Additional information about our values and our commitment to social responsibility may be found in the annual Living Our Values Corporate Social Responsibility Report available on our website.

The CEO evaluates the individual performance of all other named executive officers and makes bonus recommendations to the Committee. The Committee then reviews this information with the CEO and determines the bonus award for each named executive officer. The Committee evaluates the CEO's performance and determines his bonus in an executive session. No formal weightings of individual performance commitments or formulas are used to calculate the annual cash bonus.

2011 Annual Bonus Performance Achievements

In evaluating the contributions made by our named executive officers, the Committee considered the following achievements during 2011:

- Completed the Spin-off of the Refining, Marketing and Transportation business as an independent company.
  - Completed on time.
  - Both companies have common stock listed on the New York Stock Exchange.
  - Both companies have investment grade ratings.
- Increased 2011 production available for sale, excluding Libya, by 7 percent to 395,000 barrels of oil equivalent per day (boed).
- Replaced 212 percent of 2011 production.

- Continued liquids-focused growth from U.S. resource plays.
  - Acquired significant Texas Eagle Ford position of 167,000 net acres largely in the core of this premier U.S. liquids play.
  - Increased resource play holdings to more than 1 million net acres at the end of 2011 compared to 600,000 net acres at the end of 2010.
  - Ramped up activity with 28 drilling rigs and eight hydraulic fracturing crews working at the end of 2011.
  - Spud 126 gross operated wells, compared to 54 wells in 2010.
- Announced two non-operated discoveries in the Iraqi Kurdistan Region and began drilling in Poland.

The Committee also considered the adverse impacts of failure to achieve target performance on our OSHA recordable incident rate for safety. Additionally, the Committee weighed the general competitiveness of our annual cash bonus program in light of our post-spin peer group. Finally, the Committee took into account the specific contributions made by each named executive officer in 2011 in preparing for and completing the Spin-off of our downstream business, as well as our other significant achievements described above.

2011 Annual Bonus Payments

The Committee rewarded our named executive officers with annual cash bonus payments significantly above target for their contributions to our outstanding operating and financial results.

Grants of Long-Term Incentive Awards

Each year, the Committee grants annual awards of long-term incentives in the form of performance units, stock options and restricted stock. While each long-term incentive award type rewards performance over a multi-year period, the primary purpose and structure of the award types differ as described in the table on page 49.

The Committee grants annual long-term incentive awards at its regularly-scheduled February meeting, the date of which is generally set at least one year in advance. The effective date for grants of awards to named executive officers is the date the Committee meets; however, if the Committee grants awards after the market has closed, the grant date is the next trading day. The grant price for stock options is equal to the closing price of a share of our common stock on the grant date.

Long-term incentive award mix
(based on intended value)

CEO:
50% Performance units
50% Stock options

Other Named Executive Officers:
40% Performance units
40% Stock options
20% Restricted stock

Due to the nature of long-term incentive awards, the actual long-term incentive value realized by each named executive officer depends on the price of the underlying stock at the time of vesting or exercise.

The Committee believes the mix of long-term incentive awards shown in the adjacent box generally provides an appropriate balance between the dual objectives of tying compensation to stock performance and providing retention incentives. The Committee believes that the CEO's ability to realize compensation from his long-term incentives should depend fully on the performance of our stock; thus, he does not receive any restricted stock.

February 2011 Grants

After considering competitive market data, the Committee granted long-term incentive awards to each named executive officer on February 23, 2011. These grants were made according to our normal annual grant timeline and grant levels were at or near the 50th percentile of our pre-spin peer group.

Name	Total LTI Intended Value*	% of Market
Mr. Cazalot	$9,000,000	104.03%
Ms. Clark	$2,100,000	90.49%
Mr. Roberts	$2,800,000	97.08%
Ms. Kerrigan	$1,100,000	97.38%
Ms. Campbell	$625,000	98.69%

*The Committee makes its compensation decisions based on intended value. Intended value reflects established valuation methodologies and differs from the grant date fair values determined for accounting purposes under U.S. generally accepted accounting principles and shown in the Summary Compensation and Grants of Plan-based Awards tables. For example, to determine the number of performance units awarded in February 2011, the targeted dollar value was divided by an expected value ratio, which incorporates factors such as stock price volatility and risk of forfeiture.

Mr. Heminger received a long-term incentive award with a total intended value of $2,800,000 in February 2011; however, all of the stock options and restricted stock granted to him in February 2011 were converted to stock options and restricted stock of MPC in connection with the Spin-off.

In 2011, the Committee adopted a new valuation methodology for long-term incentive awards, based on recommendations from its independent compensation consultant. This new methodology is more conservative than our previous methodology and is not based on expected value ratios. Under this new methodology, performance units will be valued at their target value of $1 per unit and restricted stock will be valued based on a 30 day average stock price. When applied to stock options, this methodology will track more closely the Black-Scholes valuation methodology used to determine our book expense under generally accepted accounting principles. This new methodology will apply to grants made after 2011.

Each of our long-term incentive award types is discussed in more detail below.

Performance Units

The Committee believes that a performance unit program based on TSR relative to peer companies offers a valuable complement to stock options and restricted stock.

TSR is determined by taking the sum of stock price appreciation or reduction per share, plus cumulative dividends per share for the performance period, and dividing that total by the beginning stock price per share. For purposes of this calculation, the beginning and ending stock prices are the averages of the closing stock prices for the month immediately preceding the beginning and ending dates of the performance period.

The target value of each performance unit is $1, with the actual payout varying from $0 to $2 (0% to 200% of target) based on Marathon Oil's relative TSR ranking for the measurement period. For example, a 100% payout percentage pays out at $1 per unit. Because our TSR ranking for the last two completed performance periods (2007-2009 and 2008-2010) was in the bottom quartile of the peer group, named executive officers did not receive any payout for those performance periods. Payments made in 2011 are described in more detail below.

Performance Units Granted in February 2011

The Committee granted performance unit awards to our named executive officers in February 2011, according to our normal annual grant timeline. While the intention to spin-off MPC had been announced in January, the Committee believed that this annual grant should be made based on the existing program design, given that Marathon Oil was an integrated company at the time the grants were made and completion of the Spin-off was not certain.

Under the terms of the award agreements, vesting of these units was tied to Marathon Oil's TSR compared to the TSR of each of the member companies within the XOI for the 2011-2013 performance period. The XOI is a published stock index which represents a cross-section of publicly-traded upstream, downstream, and integrated corporations involved in various phases of the oil and gas industry. This index provided a meaningful benchmark for comparing our stock performance.

Performance Units Timeline

- *December 2010 – Board determines methodology for prorated pay out of existing performance units upon Spin-off*
- *January 2011 – Public announcement of intent to Spin-off of MPC*
- *June 30, 2011 – Spin-off complete; relative TSR performance measured*
- *July 2011 – Existing performance units paid out; performance units granted under new program with new upstream peer group*

Treatment of Performance Units upon Spin-off of MPC

Because we would no longer be an integrated company following the Spin-off and a relative comparison against the XOI group of companies would be less meaningful, the Committee decided to pay out all outstanding performance units based on performance through the date of the Spin-off. This decision was disclosed in the Form 10 Information Statement for MPC, which was initially filed on January 25, 2011.

At the time of the Spin-off, three groups of performance unit grants were outstanding: the 2009 grant for the 2009-2011 performance period; the 2010 grant for the 2010-2012 performance period; and the 2011 grant for the 2011-2013 performance period.

The Committee determined the value of these performance units by comparing our TSR to the TSR of each company in the XOI in accordance with the original program design. However, the effective date of the Spin-off (rather than the end of each three-year performance period) was treated as the measurement date for the relevant performance period for purposes of this calculation. While the 2009 grant was not prorated, a proration factor was applied to the 2010 and 2011 grants based on the portion of the performance period which had elapsed. The treatment of each outstanding performance unit grant is summarized below:

Performance Unit Treatment Upon Spin-off



Spin-off Date: June 30, 2011
2009-2011 Award
2009
30 months
6 months
2011
2010-2012 Award
Transition Award #1
2010
18 months
18 months
2012
2011-2013 Award
Transition Award #2
2011
6 months
30 months
2013

Performance Period	Total Shareholder Return Results	Relative Performance as of 6/30/2011	Payout Earned (200% vesting percentage)	Proration Factor
2009 – 2011	116%	#1 of 13 companies	$2.00 per unit	100% (full 36 months)
2010 – 2012	67%	#1 of 13 companies	$2.00 per unit	50% (18 of 36 months)
2011 – 2013	45%	#1 of 13 companies	$2.00 per unit	16.67% (6 of 36 months)

For example, the 2010 grant of performance units was valued based on Marathon Oil's relative TSR performance from January 1, 2010 through June 30, 2011, which ranked first among the 13 XOI companies, resulting in the maximum payout of $2 per unit. The value of the units was then multiplied by 50 percent to reflect the fact that 50 percent of the original performance period was completed as of June 30, 2011.

Payout details for each named executive officer are shown below:

Name	2009 – 2011 Performance Period	2010 – 2012 Performance Period	2011 – 2013 Performance Period	Total Payout
Mr. Cazalot	$11,270,800	$5,615,100	$1,935,500	$18,821,400
Ms. Clark	$2,705,000	$1,032,700	$361,300	$4,099,000
Mr. Roberts	$2,930,400	$1,445,700	$481,733	$4,857,833
Ms. Kerrigan	N/A	$361,400	$189,233	$550,633
Ms. Campbell	$648,000	$335,600	$107,533	$1,091,133
Mr. Heminger	$3,155,800	$1,342,500	$481,733	$4,980,033

This payout will reduce total compensation opportunities payable for performance periods ending in 2012 and 2013. Grants of performance units following the Spin-off are described below.

Performance Units Granted in July 2011

To continue our strategy of measuring relative TSR performance over multi-year periods, the Committee made two grants of performance units in July: Transition Award #1 for a period of 18 months and Transition Award #2 for a period of 30 months. The performance periods for these transition awards were selected to reflect the remaining periods of the original 2010 and 2011 grants as illustrated below.

Original Performance Period	Months Remaining in Original Performance Period	New Grant Name	New Performance Period
2010 – 2012	18 (of 36 months)	Transition Award #1	July 2011 – December 2012
2011 – 2013	30 (of 36 months)	Transition Award #2	July 2011 – December 2013

To determine the number of units for each transition award, the Committee multiplied the original number of units granted by a proration factor representing the remainder of each original performance period (50% for the 2010 grant and 83.33% for the 2011 grant). This approach maintains the $1 per unit target value of the original awards. The number of units granted to each named executive officer is shown in the table below:

			50% of Original Target	83.33% of Original Target
Name	**Original Grant Date**	**Performance Units Granted (original # of units)**	**Transition Award #1 (# of units)**	**Transition Award #2 (# of units)**
Mr. Cazalot	2/24/2010	5,615,100	2,807,550	
	2/23/2011	5,806,500		4,838,750
Ms. Clark	2/24/2010	1,032,700	516,350	
	2/23/2011	1,083,900		903,250
Mr. Roberts	2/24/2010	1,445,700	722,850	
	2/23/2011	1,445,200		1,204,333
Ms. Kerrigan	2/24/2010	361,400	180,700	
	2/23/2011	567,700		473,083
Ms. Campbell	2/24/2010	335,600	167,800	
	2/23/2011	322,600		268,833

Under the terms of the award agreements, vesting of these performance unit transition awards is tied to Marathon Oil's TSR compared to the TSR of each company in our post-spin peer group for the applicable performance period. Other than the change in the peer group, which reflects our transformation to an independent E&P company, the terms of the awards remain the same as those of the original grants.

Stock Options

Stock options provide a direct link between officer compensation and the value delivered to stockholders. The Committee believes that stock options are inherently performance-based, as option holders only realize compensation if the value of our stock increases following the date of grant.

The grant price of our stock options is equal to the closing sales price per share of our common stock on the grant date, which was February 23, 2011 for the options granted to named executive officers during 2011. Stock options have a three-year pro-rata vesting period and a maximum term of ten years.

Treatment of Stock Options upon Spin-off of MPC

The Board decided that the treatment of stock options upon the Spin-off of MPC would depend on whether the options were vested or unvested at the time of the Spin-off. Vested stock options were split such that the holder of each vested stock option received both MPC and Marathon Oil options. Unvested stock options were adjusted such that Marathon Oil employees received only Marathon Oil stock options and MPC employees received only MPC stock options. The number of stock options and exercise price for each option were adjusted in a manner that was agreed upon with MPC in the Employee Matters Agreement relating to the Spin-off, which generally was designed to preserve the intrinsic value of the option awards as of the time of the Spin-off.

Restricted Stock

The Committee granted restricted stock to the named executive officers, other than Mr. Cazalot, for diversification of the mix of long-term incentive awards and for retention purposes. Restricted stock also provides consistent alignment between executives and stockholders.

Restricted stock awards vest in full on the third anniversary of the date of grant. Prior to vesting, restricted stock recipients have the right to vote and receive dividends on the restricted shares.

Treatment of Restricted Stock upon Spin-off of MPC

All restricted stock is unvested. Therefore, the Board decided that restricted stock would be adjusted such that Marathon Oil employees received only Marathon Oil restricted stock and MPC employees received only MPC restricted stock. The number of shares was adjusted to reflect the Spin-off of MPC as agreed upon with MPC in the Employee Matters Agreement relating to the Spin-off, which generally was designed to preserve the value of the awards as of the time of the Spin-off.

Post-Employment Benefits

Retirement

We sponsor and contribute to both tax-qualified defined benefit and defined contribution retirement plans for a broad-based group of employees. Eligible employees can contribute to our defined contribution retirement plan. We also sponsor retiree medical plans for a broad-based group of employees. Our named executive officers (excluding Mr. Heminger) are eligible to participate in these defined benefit and defined contribution retirement plans, as well as the retiree medical plans.

In addition, our named executive officers participate in unfunded, nonqualified defined benefit and defined contribution retirement plans. Similar nonqualified benefit arrangements are provided by the majority of companies in both our pre-spin and post-spin peer groups. Our Committee has determined that providing retirement benefits on the full amount of an executive's compensation plays a meaningful role in attracting and retaining qualified executives.

Each named executive officer is also eligible to participate in our elective nonqualified deferred compensation plan. Under this plan, our named executive officers are eligible to defer up to 20 percent of their salary and bonus each year.

Distributions from our nonqualified plans are made following separation from service in the form of a lump sum and are compliant with Section 409A of the Internal Revenue Code to the extent required.

Benefits payable under our qualified and non-qualified plans are described in detail on pages 78-82.

In addition, named executive officers' stock options immediately vest and become exercisable upon retirement, which is a common practice in our industry. Unvested restricted stock awards are forfeited upon retirement, except in the case of mandatory retirement. For performance units, in the case of retirement where a named executive officer has worked more than half of the performance period, awards may be vested on a prorated basis at the discretion of the Committee.

Mandatory Retirement

Under our mandatory retirement policy, an officer must retire on the earlier of the first day of the month coincident with or immediately following the officer's 65th birthday. In addition to receiving the vested benefits he or she has accrued under our benefit programs, outstanding restricted stock awards vest in full. Stock options and performance units follow the vesting treatment described above for retirements.

Death or Disability

In the event of death or disability, our named executive officers would be entitled to the vested benefits they have accrued under our standard benefits programs. Long-term incentive awards would immediately vest in full upon the death of a named executive officer, with performance units vesting at the target level. In the event of disability, long-term incentive awards would continue to vest as if the named executive officer remained employed during the period of disability.

Other Termination

Our named executive officers do not have employment agreements and are not entitled to any special executive severance payments, other than the change-in-control termination benefits described below. Marathon Oil has a policy requiring that our Board seek stockholder approval or ratification of certain severance agreements for senior executive officers that would require payment of cash severance benefits exceeding 2.99 times the officer's salary plus bonus for the prior calendar year.

Change-in-Control Termination

We believe that our named executive officers should be encouraged to act in the best interests of our stockholders if a change-in-control transaction is under consideration. For this reason, in 2002 we adopted our executive change-in-control severance benefits policy, which provides certain benefits upon a change-in-control of Marathon Oil and is designed to ensure continuity of management through a change-in-control transaction.

No changes, except as necessary to comply with law, have been made to our current executive change-in-control severance benefits policy. However, the Committee adopted a new change-in-control plan for newly hired or promoted officers as of October 26, 2011. This plan provides a more limited severance benefit than our existing arrangement, yet still encourages officers to engage in transactions that would be advantageous to stockholders. The new program includes no provisions to reimburse or "gross-up" tax obligations following a change-in-control.

Under both our current plan and the plan for newly hired or promoted officers, all of our named executive officers' long-term incentive awards would become fully vested and exercisable upon a change-in-control, which is a common practice in our industry. Outstanding performance units would vest at the target value upon a change-in-control. The benefits payable to named executive officers in the event they are terminated following a change-in-control or in connection with a "potential change-in-control" are outlined on pages 83-86, where our executive change-in-control policy is described in more detail.

Other Benefits and Perquisites

We offer very limited perquisites to our named executive officers. Our named executive officers may seek reimbursement for certain tax, estate, and financial planning services up to a specified annual maximum each year, including the year following death or retirement. Our named executive officers are also offered an enhanced annual physical examination.

Unless otherwise authorized by the CEO (or in the case of the CEO, the Lead Director), our named executive officers may not use corporate aircraft for personal use. Occasionally spouses or other guests will accompany our named executive officers on our aircraft when space is available on business-related flights.

Stock Ownership Requirements and Anti-Hedging Policy

All of our officers who are "executive officers" for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, are subject to our stock ownership requirements, which are intended to reinforce the alignment of interests between our officers and stockholders. The stock ownership requirements are as follows:

- Chief Executive Officer – multiple of six times base salary;
- Executive Vice Presidents – multiple of four times base salary; and
- Vice Presidents – multiple of two times base salary.

Executive officers have five years from their respective appointment dates to achieve the designated stock ownership level. The Committee reviews each executive officer's progress towards the requirements on at least an annual basis. Executive officers who have not reached the required level of stock ownership are expected to hold the shares they receive upon exercise of stock options (after payment of exercise prices and after taxes) so that they meet their requirement in a timely manner. Our named executive officers currently either meet the stock ownership requirements or are still within five years from their appointment dates.

In order to ensure that officers bear the full risks of stock ownership, our corporate policies prohibit officers from engaging in hedging transactions related to our stock. Officers are also prohibited from pledging or creating a security interest in any Marathon Oil shares they hold, including shares in excess of the applicable ownership requirement.

Tax Considerations

The Committee considers the tax effects to both Marathon Oil and the named executive officers when making executive compensation decisions and has a practice of delivering compensation in a tax-efficient manner whenever reasonable. However, the priority of the Committee is to provide performance-based and competitive compensation. Therefore, some compensation paid to named executive officers is not deductible by Marathon Oil due to the limitations of Section 162(m) of the Internal Revenue Code.

Section 162(m) provides that the amount of compensation that we may deduct each year for our Chief Executive Officer and each of the three most highly paid officers (other than our Chief Financial Officer) is $1,000,000. Elements of compensation which qualify as "performance-based compensation" are deductible even if in excess of this $1,000,000 limit. The Committee approved a base salary for Mr. Cazalot that exceeds the Section 162(m) limitation of $1,000,000, and therefore his base salary is not deductible in full.

As required under Section 162(m), our stockholders approved the material terms of performance goals for awards to named executive officers, which are contained in our 2007 Incentive Compensation Plan. These performance goals include both financial and operational measures. For Section 162(m) tax purposes in 2011, we used both financial and operational goals to establish a bonus pool for named executive officers. However, the determination of actual annual cash bonus payments for named executive officers is described in the Annual Cash Bonus section beginning on page 54.

Other than time-based restricted stock, long-term incentives awarded to our named executive officers in 2011 were designed to be performance-based compensation and, therefore, fully deductible. However, because the performance period for outstanding performance units was shortened due to the Spin-off of MPC, the performance unit payouts made in July 2011 were not performance-based compensation for purposes of Section 162(m) and are only deductible up to the $1,000,000 limit. To the extent that non-performance-based compensation exceeds $1,000,000, time-based restricted stock awards would not be deductible.

We believe our nonqualified deferred compensation plans and other benefits comply with Section 409A of the Internal Revenue Code. In general, Section 409A imposes additional income taxes, as well as premium interest, unless the form and timing of deferred compensation payments have been fixed in order to eliminate both officer and company discretion.

Executive Compensation Tables and Other Information

The following table summarizes the total compensation awarded to, earned by, or paid to Mr. Cazalot, Chairman, President and Chief Executive Officer, Ms. Clark, Executive Vice President and Chief Financial Officer, and the other three most highly compensated executive officers of Marathon Oil who were serving as officers at the end of 2011, as well as Mr. Heminger who served as an executive officer through June 30, 2011 upon the Spin-off of MPC (collectively, "named executive officers") for services rendered as named executive officers during 2011, 2010 and 2009.

Summary Compensation Table

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
C. P. Cazalot, Jr.	2011	1,400,000	3,000,000	0	6,414,055	18,821,400	1,617,757	276,207	31,529,419
Chairman, President and	2010	1,400,000	2,500,000	0	4,656,517	0	1,397,592	256,394	10,210,503
Chief Executive Officer	2009	1,400,000	2,100,000	0	2,845,791	0	2,458,412	225,403	9,029,606
J. F. Clark	2011	680,000	1,000,000	531,144	1,197,162	4,099,000	406,341	105,057	8,018,704
Executive Vice President	2010	672,500	775,000	425,882	856,813	0	355,795	103,609	3,189,599
and Chief Financial Officer	2009	650,000	750,000	531,186	683,305	0	547,779	106,881	3,269,151
D. E. Roberts, Jr.	2011	900,000	1,200,000	713,111	1,596,752	4,857,833	466,309	136,207	9,870,212
Executive Vice President	2010	875,000	1,000,000	1,195,970	599,684	0	412,145	135,227	4,218,026
and Chief Operating Officer	2009	775,000	1,000,000	576,444	740,196	0	339,158	131,824	3,562,622
S. J. Kerrigan Vice President, General	2011	478,750	600,000	280,326	627,238	550,633	516,760	64,628	3,118,335
Counsel & Secretary	2010	405,000	400,000	148,767	299,842	0	304,974	52,676	1,611,259
E. M. Campbell Vice President, Public Policy	2011	445,000	390,000	157,376	356,604	1,091,133	492,516	67,207	2,999,836
G. R. Heminger Executive Vice President,	2011	481,250	0	713,110	1,596,755	4,980,033	0	3,872	7,775,020
Downstream	2010	918,750	1,200,000	554,230	1,113,088	0	2,159,968	144,492	6,090,528
(through June 30, 2011)	2009	900,000	950,000	619,320	797,088	0	3,609,445	156,399	7,032,252

(1) The salaries shown in this column reflect three months at one annual salary rate and nine months at the new annual salary rate for Ms. Kerrigan and Mr. Heminger, which was effective April 1, 2011. Mr. Cazalot, Ms. Clark, Mr. Roberts and Ms. Campbell did not receive salary increases in 2011.

(2) The amounts shown in this column reflect the value of annual cash bonus awards. Because Mr. Heminger became an employee of MPC upon the Spin-off, he did not receive an annual cash bonus award from Marathon Oil.

(3) This column reflects the aggregate grant date fair value in accordance with generally accepted accounting principles in the United States regarding stock compensation. Assumptions used in the calculation of this amount are included in footnote 21 to the Company's financial statement for the fiscal year ended December 31, 2011, footnote 21 to the Company's financial statement for the fiscal year ended December 31, 2010, and footnote 23 to the Company's financial statement for the fiscal year ended December 31, 2009. Upon the Spin-off of MPC, the stock award granted to Mr. Heminger in February 2011 was converted to shares of MPC. Assumptions used in the calculation of these amounts for Mr. Heminger are included in MPC's financial statement for the fiscal year ended December 31, 2011.

(4) This column reflects the aggregate grant date fair value in accordance with generally accepted accounting principles in the United States regarding stock compensation. Assumptions used in the calculation of this amount are included in footnote 21 to the Company's financial statement for the fiscal year ended December 31, 2011, footnote 21 to the Company's financial statement for the fiscal year ended December 31, 2010, and footnote 23 to the Company's financial statement for the fiscal year ended December 31, 2009. Upon the Spin-off of MPC, the option award granted to Mr. Heminger in February 2011 was converted to shares of MPC. Assumptions used in the calculation of these amounts for Mr. Heminger are included in MPC's financial statement for the fiscal year ended December 31, 2011.

(5) The amounts shown in this column reflect the vested value of performance units earned by our named executive officers during the performance periods that ended on June 30, 2011, December 31, 2010, and December 31, 2009, respectively. Outstanding performance units for the 2009-2011, 2010-2012, and 2011-2013 performance periods were paid out upon the Spin-off of MPC which occurred on June 30, 2011; our TSR ranking at that time for each of these three performance periods was #1 out of 13 comparator companies. There was no payout for the cycles that ended in 2010 and 2009. See pages 58 to 62 for a more thorough explanation of performance units.

(6) This column reflects the annual change in accumulated benefits under Marathon Oil's retirement plans. See pages 78-80 for more information about the Company's defined benefit plans and the assumptions used in the calculation of these amounts. There are no deferred compensation earnings reported in this column because the Company's non-qualified deferred compensation plans do not provide above-market or preferential earnings. Following the Spin-off of MPC, Mr. Heminger is no longer entitled to any pension benefits under our plans.

(7) Marathon Oil offers very limited perquisites to named executive officers, which together with company contributions to defined contribution plans, comprise the All Other Compensation column. All Other Compensation for 2011 is summarized below:

Name	Personal Use of Company Aircraft[(a)] ($)	Company Physicals[(b)] ($)	Tax & Financial Planning[(c)] ($)	Miscellaneous Perks & Related Tax Gross Ups ($)	Company Contributions to Defined Contribution Plans[(d)] ($)	Total All Other Compensation ($)
C. P. Cazalot, Jr.	0	3,207	0	0	273,000	276,207
J. F. Clark	0	3,207	0	0	101,850	105,057
D. E. Roberts, Jr.	0	3,207	0	0	133,000	136,207
S. J. Kerrigan	0	3,207	0	0	61,421	64,628
E. M. Campbell	0	3,207	8,000	0	56,000	67,207
G. R. Heminger	0	3,207	665	0	0	3,872

(a) The amounts shown in this column reflect the aggregate incremental cost of personal use of Marathon Oil aircraft by our named executive officers for the period from January 1, 2011 through December 31, 2011. Spouses and invited guests of executives occasionally fly on the corporate airplane as additional passengers on business flights. In those cases, the aggregate incremental cost to Marathon is a de minimis amount, and as a result, no amount is reflected in the table.

(b) All employees, including our named executive officers, are eligible to receive an annual physical. However, officers may receive an enhanced physical under the executive physical program. This column reflects the average incremental cost of the executive physical program over the employee physical program. Due to Health Insurance Portability and Accountability Act ("HIPAA") confidentiality requirements, the Company cannot disclose actual usage of this program by individual officers.

(c) This column reflects reimbursement for professional advice related to tax, estate, and financial planning up to a specified maximum, not to exceed $15,000 for a calendar year.

(d) This column reflects amounts contributed by the Company under the tax-qualified Marathon Oil Company Thrift Plan and related non-qualified deferred compensation plans. See pages 81-82 for more information about the non-qualified plans. All contributions and liabilities related to Mr. Heminger were transferred to MPC or tax-qualified MPC plans upon the Spin-off.

Grants of Plan-Based Awards in 2011

The following table provides information about all non-equity incentive plan awards (performance units) and equity awards (stock options and restricted stock) granted to each named executive officer during 2011. The awards listed in the table were granted under the 2007 Incentive Compensation Plan (the "2007 Plan") and are described in more detail in the Compensation Discussion and Analysis beginning on page 46. The number of shares subject to equity awards and exercise price of option awards reflects the adjustments made on account of the Spin-off of MPC.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards							
Name	Type of Award	Grant Date	Unit Price[1] ($)	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards[2] ($)
C. P. Cazalot, Jr.	Performance Units	2/23/2011	1	2,903,250	5,806,500	11,613,000				
	Stock Options	2/23/2011						642,054	30.81	6,414,055
	Performance Units	7/27/2011	1	1,881,059	2,807,550	5,615,100				
	Performance Units	7/27/2011	1	3,241,963	4,838,750	9,677,500				
J. F. Clark	Performance Units	2/23/2011	1	541,950	1,083,900	2,167,800				
	Stock Options	2/23/2011						119,836	30.81	1,197,162
	Restricted Stock	2/23/2011					17,238			531,144
	Performance Units	7/27/2011	1	345,955	516,350	1,032,700				
	Performance Units	7/27/2011	1	605,178	903,250	1,806,500				
D. E. Roberts, Jr.	Performance Units	2/23/2011	1	722,600	1,445,200	2,890,400				
	Stock Options	2/23/2011						159,835	30.81	1,596,752
	Restricted Stock	2/23/2011					23,144			713,111
	Performance Units	7/27/2011	1	806,903	1,204,333	2,408,666				
	Performance Units	7/27/2011	1	484,310	722,850	1,445,700				
S. J. Kerrigan	Performance Units	2/23/2011	1	283,850	567,700	1,135,400				
	Stock Options	2/23/2011						62,786	30.81	627,238
	Restricted Stock	2/23/2011					9,098			280,326
	Performance Units	7/27/2011	1	121,069	180,700	361,400				
	Performance Units	7/27/2011	1	316,966	473,083	946,166				
E. M. Campbell	Performance Units	2/23/2011	1	161,300	322,600	645,200				
	Stock Options	2/23/2011						35,695	30.81	356,604
	Restricted Stock	2/23/2011					5,108			157,376
	Performance Units	7/27/2011	1	180,118	268,833	537,666				
	Performance Units	7/27/2011	1	112,426	167,800	335,600				
G. R. Heminger [3]	Performance Units	2/23/2011	1	722,600	1,445,200	2,890,400				
	Stock Options	2/23/2011						118,372	41.69	1,596,755
	Restricted Stock	2/23/2011					17,106			713,110

(1) This column reflects the target dollar value of each performance unit.

(2) The amounts shown in this column reflect the total grant date fair value of stock options and restricted stock granted in 2011 in accordance with generally accepted accounting principles in the United States regarding stock compensation. With the exception of awards made to Mr. Heminger, the Black-Scholes value used for the stock options granted on February 23, 2011 was $9.99 and the fair market value used for restricted stock awards granted on February 23, 2011 was $30.81. Assumptions used in the calculation of these amounts are included in footnote 21 to the Company's financial statement for the fiscal year ended December 31, 2011. These values have been adjusted to reflect the Spin-off of MPC.

(3) The restricted stock and stock option awards granted to Mr. Heminger were adjusted upon the Spin-off of MPC and the numbers shown reflect shares of MPC common stock underlying the awards. Similarly, the exercise price shown is the exercise price for MPC stock options. The Black-Scholes value used for the stock options granted on February 23, 2011 was $13.49 and the fair market value used for restricted stock awards granted on February 23, 2011 was $41.69. Assumptions used in the calculation of these amounts are included in MPC's financial statement for the fiscal year ended December 31, 2011.

Performance Units (Non-Equity Incentive Plan Awards)

On February 23, 2011, the Compensation Committee granted performance units to our named executive officers under the 2007 Plan. Vesting of these units is tied to Marathon Oil's Total Shareholder Return ("TSR") as compared to the TSR of each of the member companies within the AMEX Oil Index ("XOI") for the 2011 through 2013 performance period. Each performance unit has a target value of $1 and is payable in cash, with payout varying from $0 to $2 per unit based on actual performance. No dividends are paid and no interest accrues on outstanding performance units. If an officer retires after completing half of the performance period, at the Committee's discretion the officer will be eligible to receive a payout on a prorated basis. In the event of the death of an officer or a change-in-control of Marathon Oil before the end of the performance period, all performance units would immediately vest at target levels. If an officer terminates employment under any other circumstance, the award would be forfeited.

Due to the Spin-off of MPC on June 30, 2011, the performance units granted in February 2011 were prorated and paid out early based on our relative TSR performance as of the date of the Spin-off. Similarly, the outstanding performance units for the 2009-2011 and 2010-2012 performance periods were also paid out upon the Spin-off. To continue our strategy of measuring relative TSR performance over multi-year periods, the Committee made two new grants of performance units in July: Transition Award #1 for a period of 18 months and Transition Award #2 for a period of 30 months. The performance periods for these transition awards were selected to reflect the remaining periods of the original 2010 and 2011 grants. See pages 59-62 for more information about performance units.

Stock Options (Option Awards)

As noted in the table, stock options were granted to our named executive officers on February 23, 2011, under the 2007 Plan. The options will vest in one-third increments on the first, second, and third anniversaries of the date of grant. In the event of the death or retirement of the officer, the options would immediately vest in full. Upon voluntary or involuntary termination, unvested options are forfeited. Following the retirement (whether mandatory or not) or death of an officer, the options would remain exercisable until the earlier of February 23, 2021 or five years from the date of retirement or death. In the event of a change-in-control, the options would immediately vest in full and remain exercisable for the original term of the option. See pages 58 and 63 for more information about stock options and granting practices.

Restricted Stock (Stock Awards)

As noted in the table, the Compensation Committee granted restricted stock to our named executive officers other than Mr. Cazalot on February 23, 2011. The restricted stock awards will vest in full on the third anniversary of the grant date. Dividends are paid on all restricted stock at the same time and in the same manner that dividends are paid to other stockholders. If an officer retires under our mandatory retirement policy, unvested restricted stock would vest in full upon the mandatory retirement date (the earlier of the first day of the month coincident with or immediately following the officer's 65th birthday). In the event of the death of the officer or a change-in-control, the restricted stock award would immediately vest in full. If the officer retires or otherwise leaves Marathon prior to the vesting date, the award would be forfeited. See page 63 for more information about restricted stock awards.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table provides information about the unexercised stock options (vested and unvested), vested stock appreciation rights "SARs", and unvested restricted stock held by each named executive officer as of December 31, 2011. The outstanding MPC stock options and SARs listed below result from awards made prior to the Spin-off of MPC by Marathon Oil. Employees who continued to work for Marathon Oil following the Spin-off and held vested Marathon Oil stock options and SARs received additional MPC stock options and SARs. The vesting and expiration dates of these MPC stock options and SARs are the same as those that applied to the original Marathon Oil stock options.

The number of Marathon Oil shares subject to equity awards and the exercise price of option awards reflects the adjustments made on account of the Spin-off of MPC. Effective June 30, 2011 Marathon Oil and MPC were separate companies. However, because Marathon Oil and MPC were affiliated for part of 2011, we have included outstanding MPC stock options held by named executive officers (except for Mr. Heminger) in the table below.

		Stock Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options/SARs Exercisable (#)	Number of Securities Underlying Unexercised Options/SARs Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[5] (#)	Market Value of Shares or Units of Stock That Have Not Vested[6] ($)
C. P. Cazalot, Jr.							
MRO	5/26/2004	571,278	0	10.530	5/26/2014		
	5/25/2005	336,696	0	14.930	5/25/2015		
	6/01/2006	361,322	0	23.690	6/01/2016		
	5/30/2007	284,289	0	38.250	5/30/2017		
	2/27/2008	212,341	0	34.060	2/27/2018		
	2/25/2009	298,382	250,103 (1)	14.920	2/25/2019		
	2/24/2010	173,026	580,176 (2)	18.280	2/24/2020		
	2/23/2011	0	642,054 (3)	30.810	2/23/2021		
		2,237,334	1,472,333				
MPC	5/26/2004	285,639	0	14.250	5/26/2014		
	5/25/2005	168,348	0	20.200	5/25/2015		
	6/01/2006	180,661	0	32.060	6/01/2016		
	5/30/2007	142,144	0	51.750	5/30/2017		
	2/27/2008	106,170	0	46.080	2/27/2018		
	2/25/2009	149,191	0	20.190	2/25/2019		
	2/24/2010	86,513	0	24.730	2/24/2020		
		1,118,666					

Outstanding Equity Awards at 2011 Fiscal Year-End *(continued)*

		Stock Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options/SARs Exercisable (#)	Number of Securities Underlying Unexercised Options/SARs Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[5] (#)	Market Value of Shares or Units of Stock That Have Not Vested[6] ($)
J. F. Clark							
MRO	1/16/2004	12,694	0	10.470	1/16/2014		
	5/25/2005	112,168	0	14.930	5/25/2015		
	6/01/2006	57,491	0	23.690	6/01/2016		
	5/30/2007	45,509	0	38.250	5/30/2017		
	2/27/2008	40,337	0	34.060	2/27/2018		
	2/25/2009	71,644	60,053 (1)	14.920	2/25/2019		
	2/24/2010	31,836	106,753 (2)	18.280	2/24/2020		
	2/23/2011	0	119,836 (3)	30.810	2/23/2021		
		371,679	286,642				
						76,134	2,228,442
MPC	1/16/2004	6,347	0	14.160	1/16/2014		
	5/25/2005	56,084	0	20.200	5/25/2015		
	6/01/2006	28,745	0	32.060	6/01/2016		
	5/30/2007	22,754	0	51.750	5/30/2017		
	2/27/2008	20,168	0	46.080	2/27/2018		
	2/25/2009	35,822	0	20.190	2/25/2019		
	2/24/2010	15,918	0	24.730	2/24/2020		
		185,838					
D. E. Roberts, Jr.							
MRO	6/01/2006	35,979	0	23.690	6/01/2016		
	6/28/2006	22,847	0	25.380	6/28/2016		
	5/30/2007	39,796	0	38.250	5/30/2017		
	2/27/2008	50,992	0	34.060	2/27/2018		
	2/25/2009	77,609	65,052 (1)	14.920	2/25/2019		
	2/24/2010	22,282	74,716 (2)	18.280	2/24/2020		
	2/23/2011	0	159,835 (3)	30.810	2/23/2021		
		249,505	299,603				
						127,210	3,723,437
MPC	6/01/2006	17,989	0	32.060	6/01/2016		
	6/28/2006	11,423	0	34.340	6/28/2016		
	5/30/2007	19,898	0	51.750	5/30/2017		
	2/27/2008	25,496	0	46.080	2/27/2018		
	2/25/2009	30,000	0	20.190	2/25/2019		
	2/24/2010	0	0	24.730	2/24/2020		
		104,806					

Outstanding Equity Awards at 2011 Fiscal Year-End *(continued)*

		Stock Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options/SARs Exercisable (#)	Number of Securities Underlying Unexercised Options/SARs Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[6] (#)	Market Value of Shares or Units of Stock That Have Not Vested[6] ($)
S. J. Kerrigan							
MRO	6/01/2006	10,851	0	23.690	6/01/2016		
	5/30/2007	8,568	0	38.250	5/30/2017		
	5/28/2008	6,679	0	32.060	5/27/2018		
	5/27/2009	8,154	6,837 (4)	18.320	5/27/2019		
	2/24/2010	11,141	37,358 (2)	18.280	2/24/2020		
	2/23/2011	0	62,786 (3)	30.810	2/23/2021		
		45,393	106,981			31,275	915,419
MPC	6/01/2006	5,425	0	32.060	6/01/2016		
	5/30/2007	4,284	0	51.750	5/30/2017		
	5/28/2008	3,339	0	43.380	5/27/2018		
	5/27/2009	4,077	0	24.790	5/27/2019		
	2/24/2010	5,570	0	24.730	2/24/2020		
		22,695					
E. M. Campbell							
MRO	6/01/2006	14,468	0	23.690	6/01/2016		
	5/30/2007	14,852	0	38.250	5/30/2017		
	2/27/2008	15,697	0	34.060	2/27/2018		
	2/25/2009	17,132	14,361 (1)	14.920	2/25/2019		
	2/24/2010	10,347	34,698 (2)	18.280	2/24/2020		
	2/23/2011	0	35,695 (3)	30.810	2/23/2021		
		72,496	84,754			21,230	621,402
MPC	6/01/2006	7,234	0	32.060	6/01/2016		
	5/30/2007	7,426	0	51.750	5/30/2017		
	2/27/2008	7,848	0	46.080	2/27/2018		
	2/25/2009	8,566	0	20.190	2/25/2019		
	2/24/2010	5,173	0	24.730	2/24/2020		
		36,247					
G. R. Heminger[7]							
MRO	5/26/2004	74,456	0	10.530	5/26/2014		
	5/25/2005	73,319	0	14.930	5/25/2015		
	6/01/2006	71,959	0	23.690	6/01/2016		
	5/30/2007	71,024	0	38.250	5/30/2017		
	2/27/2008	55,178	0	34.060	2/27/2018		
	2/25/2009	83,575	0	14.920	2/25/2019		
	2/24/2010	41,359	0	18.280	2/24/2020		
	2/23/2011	0	0	30.810	2/23/2021		
		470,870					

(1) This stock option grant is scheduled to become exercisable in one third increments over a three-year period. The remaining unvested portion of the grant will become exercisable on February 25, 2012.

(2) This stock option grant is scheduled to become exercisable in one third increments over a three-year period. The remaining unvested portion of the grant will become exercisable in one half increments on February 24, 2012 and February 24, 2013.

(3) This stock option grant is scheduled to become exercisable in one third increments over a three-year period. The unvested portion of the grant will become exercisable in one third increments on February 23, 2012, February 23, 2013, and February 23, 2014.

(4) This stock option grant is scheduled to become exercisable in one third increments over a three-year period. The remaining unvested portion of the grant will become exercisable on May 27, 2012.

(5) This column reflects the number of shares of unvested restricted stock held by our named executive officers on December 31, 2011. All restricted stock grants are generally scheduled to vest on the third anniversary of the date of grant. The only exception is one of the grants made to Ms. Kerrigan on September 1, 2009, which vests in one-third increments over a three-year period.

Name	Grant Date	# of Unvested Shares	Vesting Date
J. F. Clark	2/25/2009	35,593	2/25/2012
	2/24/2010	23,303	2/24/2013
	2/23/2011	17,238	2/23/2014
		76,134	
D. E. Roberts, Jr.	2/25/2009	38,626	2/25/2012
	2/24/2010	65,440	2/24/2013
	2/23/2011	23,144	2/23/2014
		127,210	
S. J. Kerrigan	9/01/2009	14,036	9/01/2012
	2/24/2010	8,141	2/24/2013
	2/23/2011	9,098	2/23/2014
		31,275	
E. M. Campbell	2/25/2009	8,460	2/25/2012
	2/24/2010	7,662	2/24/2013
	2/23/2011	5,108	2/23/2014
		21,230	

(6) This column reflects the aggregate value of all shares of unvested restricted stock held by our named executive officers on December 31, 2011, using the year-end closing stock price of $29.27.

(7) The awards shown for Mr. Heminger are solely Marathon Oil awards outstanding as of December 31, 2011. Because Mr. Heminger became an employee of MPC following the Spin-off, data regarding MPC stock options and stock awards is maintained by MPC and is not available to us. Please refer to the MPC proxy statement for information on Mr. Heminger's MPC awards.

Option Exercises and Stock Vested in 2011

The following table provides certain information concerning stock options exercised during 2011 by each named executive officer, as well as restricted stock vesting during 2011.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise [(1)] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting [(2)] ($)
C. P. Cazalot, Jr.	494,994	20,216,768	0	0
J. F. Clark	143,582	4,990,726	11,812	365,930
D. E. Roberts, Jr.	11,141	160,340	14,844	459,885
S. J. Kerrigan	12,697	369,882	4,272	120,694
E. M. Campbell	93,501	2,968,172	4,629	143,405
G. R. Heminger[(3)]	38,076	1,197,472	16,121	499,445

(1) This column reflects the actual pre-tax gain realized by our named executive officers upon exercise of an option, which is the fair market value of the shares on the date of exercise less the grant price.

(2) This column reflects the actual pre-tax gain realized by the named executive officers upon vesting of restricted stock, which is the fair market value of the shares on the date of vesting.

(3) Reflects stock options exercised and restricted stock vested through June 30, 2011.

Pension Benefits

We provide tax-qualified retirement benefits to our employees, including the named executive officers, under the Retirement Plan of Marathon Oil Company (the "Retirement Plan"). In addition, we sponsor the Marathon Oil Company Excess Benefit Plan (the "Excess Plan") for the benefit of a select group of management and highly compensated employees.

The pension table below shows the actuarial present value of accumulated benefits payable to each of the named executive officers under the Retirement Plan and the defined benefit portion of the Excess Plan as of December 31, 2011. These values have been determined using actuarial assumptions consistent with those used in our financial statements.

2011 Pension Benefits

Name	Plan Name	Number of Years of Credited Service[1] (#)	Present Value of Accumulated Benefit [2] ($)	Payments During Last Fiscal Year ($)
C. P. Cazalot, Jr.	Retirement Plan of Marathon Oil Company	11.75	593,736	0
	Marathon Oil Company Excess Benefit Plan	11.75	10,670,734	0
J. F. Clark	Retirement Plan of Marathon Oil Company	7.92	309,266	0
	Marathon Oil Company Excess Benefit Plan	7.92	1,744,091	0
D. E. Roberts, Jr.	Retirement Plan of Marathon Oil Company	5.58	169,863	0
	Marathon Oil Company Excess Benefit Plan	5.58	1,229,289	0
S. J. Kerrigan	Retirement Plan of Marathon Oil Company	14.67	409,247	0
	Marathon Oil Company Excess Benefit Plan	14.67	832,052	0
E. M. Campbell	Retirement Plan of Marathon Oil Company	20.33	722,022	0
	Marathon Oil Company Excess Benefit Plan	20.33	2,183,468	0

(1) The number of years of credited service shown in the table represents the number of years the named executive officer has participated in the plan. However, Plan Participation Service, used for the purpose of calculating each participant's benefit under the legacy final average pay formula was frozen as of December 31, 2009.

(2) The present value of accumulated benefits was calculated assuming a discount rate of 4.45 percent, a lump sum interest rate of 1.95 percent, the RP2000 mortality table, a 96 percent lump sum election rate, and retirement at age 62.

Marathon Oil Retirement Plan

In general, our employees who are age 21 or older and have completed one year of service were eligible to participate in the Retirement Plan during 2011. Beginning in 2012, the requirements to be age 21 and to have completed one year of service were removed, and all regular full-time and part-time employees participate in the Retirement Plan effective as of their date of hire. The monthly benefit under the Retirement Plan was determined under the following formula until December 31, 2009:

$$\left[1.6\% \times \text{Final Average Pay} \times \text{Years of Participation} \right] - \left[1.33\% \times \text{Estimated Primary SS Benefit} \times \text{Years of Participation} \right]$$

Effective January 1, 2010, the Retirement Plan was amended so that participants do not accrue additional years of participation. No more than 37.5 years of participation may be recognized under the formula. Final average pay is equal to the highest average eligible earnings for three consecutive years in the last ten years before retirement. Eligible earnings under the Retirement Plan primarily include base salary and annual cash bonuses (including 401(k) plan deferrals but excluding amounts deferred under our non-qualified Deferred Compensation Plan). Long-term incentive compensation is not included. Final average pay, vesting service and age will continue to be updated under the legacy benefit formula.

Benefit accruals for years beginning in 2010 are determined under a cash-balance formula. Under the cash-balance formula, each year plan participants receive pay credits equal to a percentage of compensation based on their plan points. Plan points equal the sum of a participant's age and cash-balance service. Participants with less than 50 points receive a 7 percent pay credit percentage; participants with 50 to 69 points receive a 9 percent pay credit percentage; and participants with 70 or more points receive an 11 percent pay credit percentage.

For 2011, Mr. Cazalot and Ms. Campbell received pay credits equal to 11 percent of compensation as determined under the plans; Ms. Clark, Mr. Roberts and Ms. Kerrigan received pay credits equal to 9 percent of compensation as determined under the plans. Mr. Heminger did not receive a pay credit under the Retirement Plan for 2011.

Participants in the Retirement Plan become fully vested upon the completion of three years of vesting service. Normal retirement age for both the cash-balance and final-average-pay benefit formulas is age 65. However, retirement-eligible participants are able to retire and receive an unreduced benefit under the final-average-pay formula after reaching age 62. The forms of benefit available under the Retirement Plan include various annuity options and lump sum distributions.

Participants are eligible for early retirement upon reaching age 50 and completing ten years of vesting service. If an employee retires between the ages of 50 and 62, the amount of benefit under the final average pay formula is reduced such that if the employee retires at age 50, he or she will be entitled to 55 percent of the accrued benefits based on the single-life annuity form of benefit. There are no early retirement subsidies under the cash balance formula. Of the named executive officers, Mr. Cazalot and Ms. Campbell are currently eligible for early retirement benefits under the Retirement Plan.

Marathon Oil Excess Plan

Marathon Oil also sponsors the unfunded, nonqualified Excess Plan for the benefit of a select group of management and highly compensated employees. This plan provides benefits that participants, including our named executive officers, would have otherwise received under our tax-qualified retirement plans but which they did not receive because of Internal Revenue Code limitations. Eligible earnings under the Excess Plan include the items listed above for the Retirement Plan, as well as deferred compensation contributions. The Excess Plan also provides an enhancement for officers based on the three highest bonuses earned during their last ten years of employment, instead of the consecutive bonus formula in place for non-officers. The benefit formula used for non-officers is based on the highest consecutive three-year compensation, including bonuses, earned during the last ten years of employment, which may or may not include the participant's three highest bonuses. We believe this enhancement is appropriate in light of the greater volatility of officer bonuses. Distributions under the Excess Plan are made following retirement or other separation from service in the form of a lump sum and are consistent with Section 409A of the Internal Revenue Code to the extent required.

We have not granted extra years of service to any named executive officer for purposes of retirement benefit accruals.

Following the Spin-off of MPC, Mr. Heminger is not entitled to any benefits under the Retirement Plan or the Excess Plan.

Nonqualified Deferred Compensation

The Nonqualified Deferred Compensation table below shows information about the Company's nonqualified savings and deferred compensation plans.

Name	Plan Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year(2) ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End(3) ($)
C. P. Cazalot, Jr.	Marathon Oil Company Excess Benefit Plan	0	0	23,365	0	1,074,020
	Marathon Oil Company Deferred Compensation Plan	0	258,462	-131,199	0	1,453,020
J. F. Clark	Marathon Oil Company Deferred Compensation Plan	0	84,700	-48,647	0	1,297,039
D. E. Roberts, Jr.	Marathon Oil Company Deferred Compensation Plan	0	120,750	-14,811	0	639,037
S. J. Kerrigan	Marathon Oil Company Excess Benefit Plan	0	0	879	0	40,388
	Marathon Oil Company Deferred Compensation Plan	80,000	44,271	4,480	0	242,337
E. M. Campbell	Marathon Oil Company Excess Benefit Plan	0	0	1,907	0	87,676
	Marathon Oil Company Deferred Compensation Plan	0	51,208	-21,639	0	363,139

(1) The amounts shown in this column are also included in the salary and bonus columns for 2011 of the Summary Compensation Table on page 68.

(2) The amounts shown are also included in the all other compensation column of the Summary Compensation Table on page 68.

(3) Of the totals in this column, the following amounts, which represent contributions attributable to 2011, are also reported in the Summary Compensation Table on page 68: Mr. Cazalot, $258,462; Ms. Clark, $84,700; Mr. Roberts, $120,750; Ms. Kerrigan, $44,271; and Ms. Campbell, $51,208. Certain portions of the total for each officer were also reported in the Summary Compensation Tables of our proxy statements in prior years.

We sponsor the Marathon Oil Company Deferred Compensation Plan (the "Deferred Compensation Plan"). The Deferred Compensation Plan is an unfunded, nonqualified plan in which named executive officers may participate. Participants may defer up to 20 percent of their salary and bonus each year. Deferral elections are made in December of each year for amounts to be earned in the following year and are irrevocable. Participants are fully vested in their deferrals under the plan.

In addition, the Deferred Compensation Plan provides benefits for participants equal to the company matching contributions they would have otherwise received under the tax-qualified Marathon Oil Company Thrift Plan but which they did not receive because of Internal Revenue Code limitations. The Marathon Oil Company Thrift Plan currently provides for company matching contributions of up to 7 percent of eligible earnings. Participants in both the Marathon Oil Company Thrift Plan and the Deferred Compensation Plan are vested in their company matching contributions upon the completion of three years of vesting service.

The investment options available under the Deferred Compensation Plan generally mirror the investment options offered to participants under the Marathon Oil Company Thrift Plan, with the exception of Marathon Oil common stock, which is not an investment option for named executive officers under the Deferred Compensation Plan. All participants in the Deferred Compensation Plan will receive their benefits as a lump sum following separation from service with Marathon Oil.

Prior to January 1, 2006, executive officers who elected not to participate in the Deferred Compensation Plan were eligible to receive defined contribution accruals under the Excess Plan. The defined contribution formula in the Excess Plan is designed to allow eligible employees to receive company matching contributions equal to the amount they would have otherwise received under the tax-qualified Marathon Oil Company Thrift Plan but which they did not receive because of Internal Revenue Code limitations. Participants are vested in these contributions upon the completion of three years of vesting service.

Defined contribution accruals in the Excess Plan are credited with interest equal to that paid in the "Marathon Oil Stable Value Fund" option of the Marathon Oil Company Thrift Plan. The annual rate of return on this option for the year ended December 31, 2011 was 2.22 percent. Distributions from the Excess Plan are paid in the form of a lump sum following the participant's separation from service with Marathon Oil.

Distributions from all nonqualified deferred compensation plans in which our named executive officers participate are consistent with Section 409A of the Internal Revenue Code to the extent required. As a result, distribution of amounts subject to Section 409A of the Internal Revenue Code will be delayed for six months following retirement or other separation from service where the participant is considered a "specified employee" for purposes of Section 409A.

Following the Spin-off of MPC, Mr. Heminger is not entitled to any benefits under the Deferred Compensation Plan or the Excess Plan.

Potential Payments upon Termination or Change in Control

Retirement

Our employees are eligible for retirement once they reach age 50 and have ten or more years of vesting service with Marathon Oil. The named executive officers who are currently retirement eligible are Mr. Cazalot and Ms. Campbell.

Upon retirement, our named executive officers are entitled to receive their vested benefits that have accrued under Marathon Oil's broad-based and executive benefit programs. For more information about the retirement and deferred compensation programs, see pages 78-82.

In addition, upon retirement, unvested stock options for named executive officers would become immediately exercisable according to the grant terms. All outstanding stock appreciation rights were fully vested on December 31, 2011. Unvested restricted stock awards are forfeited upon retirement (except in the case of mandatory retirement at age 65). For performance units, in the case of retirement where a named executive officer has worked more than half of the performance period, awards may be vested on a prorated basis at the discretion of the Committee.

Death or Disability

In the event of death or disability, our named executive officers would be entitled to the vested benefits they have accrued under Marathon Oil's broad-based and executive benefits programs. Long-term incentive awards would immediately vest in full upon the death of a named executive officer, with performance units vesting at the target level. In the event of disability, long-term incentive awards would continue to vest as if the named executive officer remained employed for up to 24 months during the period of disability.

Other Termination

No special employment or severance agreements are in place for our named executive officers, except for our Executive Change in Control Severance Benefits Plan, which is described in more detail below. Effective February 1, 2005, we adopted a policy stating that our Board should seek stockholder approval or ratification of severance agreements for senior executive officers (other than agreements consistent with Marathon Oil's change-in-control policy adopted in 2001, which is reflected in the Executive Change in Control Severance Benefits Plan) that generally requires payment of cash severance benefits exceeding 2.99 times a senior executive officer's salary plus bonus for the prior calendar year.

Change in Control

We believe that if a change-in-control of Marathon Oil is under consideration, our named executive officers should be encouraged to continue their dedication to their assigned duties. For this reason, we have a plan that provides the following severance benefits if a named executive officer's employment is terminated under certain circumstances following a change-in-control. Our Executive Change in Control Severance Benefits Plan provides:

- a cash payment of up to three times the sum of the named executive officer's current salary plus the highest bonus paid in the three years before the termination or change-in-control;
- life and health insurance benefits for up to 36 months after termination, at the lesser of the current cost or the active employee cost;
- an additional three years of service credit and three years of age credit for purposes of retiree health and life insurance benefits;
- a cash payment equal to the actuarial equivalent of the difference between amounts receivable by the named executive officer under the final average pay formula in our pension plans and those which would be payable if (a) the named executive officer had an additional three years of participation service credit, (b) the named executive officer's final average pay would be the higher of salary at the time of the change-in-control event or termination plus his or her highest annual bonus from the preceding three years, (c) for purposes of determining early retirement commencement factors, the named executive officer had three additional years of vesting service credit and three additional years of age, and (d) the named executive officer's pension had been fully vested;
- a cash payment equal to the difference between amounts receivable under our defined contribution plans and amounts which would have been received if the named executive officer's savings had been fully vested; and
- a cash payment of the amount necessary to ensure that the payments listed above are not subject to net reduction due to the imposition of federal excise taxes.

The severance benefits are payable if a named executive officer is terminated or resigns for good reason. However, benefits are not payable if the termination is for cause or due to mandatory retirement, death, disability, or resignation (other than for good reason) by the named executive officer.

If our named executive officers had actually been terminated following a change-in-control on December 31, 2011, they would have received benefits (in addition to vesting of equity-based awards and performance units, as discussed below) valued as follows:

Name	Value due to Termination Following Change in Control[1]
C. P. Cazalot, Jr.	$14,822,840
J. F. Clark	$7,101,470
D. E. Roberts, Jr.	$6,560,476
S. J. Kerrigan	$4,768,400
E. M. Campbell	$4,266,924

(1) Retirement benefits included in these amounts were calculated using the following assumptions: individual life expectancies using the RP2000 Combined Healthy Table weighted 75 percent male and 25 percent female; a discount rate of 1.25 percent for named executive officers who are retirement eligible (taking into account the additional three years of age and service credit) and 1.25 percent for named executive officers who are not retirement eligible; the current lump sum interest rate for the relevant plans; and a lump sum form of benefit. Health and welfare plans reflect the incremental cost of coverage under the policy using the assumptions used for financial reporting purposes under ASC 715. These amounts include an excise tax gross-up for Ms. Kerrigan for tax imposed under Sections 280G and 4999 of the Internal Revenue Code. This gross-up was calculated using the highest marginal federal individual income tax rate and assuming no state or local income tax because our named executive officers are residents of Texas.

The Executive Change in Control Severance Benefits Plan continues during a potential change-in-control period and for two years after a change-in-control.

In addition, immediately upon a change-in-control or upon a named executive officer's termination of employment during a potential change-in-control, outstanding stock options, stock appreciation rights, and restricted stock would become fully vested. If a change-in-control occurs prior to the end of a performance period, then outstanding performance units would be fully vested at the target level.

If a change-in-control had occurred on the last business day of 2011, our named executive officers, whether terminated or not, would have been entitled to receive benefits valued as follows due to the accelerated vesting of their outstanding performance unit awards and restricted stock awards:

Name	Value due to Accelerated Vesting of Long-Term Incentives
C. P. Cazalot, Jr.	$17,611,412
J. F. Clark	$5,683,018
D. E. Roberts, Jr.	$7,405,245
S. J. Kerrigan	$2,054,632
E. M. Campbell	$1,645,446

These values were calculated using the 2011 year-end closing market price for Marathon Oil common stock of $29.27. These values also assume that performance units awarded in July 2011 would vest and would be paid out at the target level of $1 per unit.

The definition of a change-in-control for purposes of the Executive Change in Control Severance Benefits Plan is complex but is summarized as follows. It includes any change-in-control required to be reported in response to Item 6(e) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and provides that a change-in-control will have occurred if:

- any person not affiliated with Marathon Oil acquires 20 percent or more of the voting power of our outstanding securities;
- our Board no longer has a majority made up of (1) individuals who were directors on the date of the agreements and (2) new directors (other than directors who join our Board in connection with an election contest) approved by two-thirds of the directors then in office who (a) were directors on the date of the agreements or (b) were themselves previously approved by our Board in this manner;
- we merge with another company and, as a result, our stockholders hold less than 50 percent of the voting power of the surviving entity immediately after the transaction;
- our stockholders approve a plan of complete liquidation of Marathon Oil; or
- we sell all or substantially all of our assets.

In addition, if any person takes certain actions that could result in a change-in-control, a potential change-in-control will have occurred. The definition of a potential change-in-control for purposes of the Executive Change in Control Severance Benefits Plan is complex but, in general, a potential change-in-control would occur upon: Marathon Oil entering into an agreement which could result in a change-in-control; any person becoming the owner of 15 percent or more of our common stock; a public announcement by any person or entity stating an intention to take over Marathon Oil; or a determination by our Board that a potential change-in-control has occurred.

Certain Relationships and Related Person Transactions

Officers, Directors and Immediate Family

During 2011, Marathon Petroleum Timor Gap West Ltd., an indirect wholly-owned subsidiary of Marathon Oil Corporation, received from Peabody (Wilkie Creek) Pty. Ltd., an indirect wholly-owned subsidiary of Peabody Energy Corporation, a royalty payment for coal mined in Australia in the amount of $379,742. Gregory H. Boyce, a director of our Board, is chairman and chief executive officer of Peabody Energy Corporation.

Policy and Procedures with Respect to Related Person Transactions

Our policy with respect to related person transactions contains procedures for monitoring, reviewing, approving or ratifying related person transactions. As stated in the policy, it is the Company's intent to enter into or ratify related person transactions only when the Board of Directors, acting through the Corporate Governance and Nominating Committee, determines that the related person transaction is in the best interests of the Company and its stockholders.

The material features of the policy and procedures for monitoring, reviewing, approving or ratifying related person transactions are as follows.

- Each director and executive officer is required to submit the following information: (a) a list of his or her immediate family members; (b) for each person listed and, in the case of a director, the person's employer and job title or brief job description; (c) for each person listed and for the director or executive officer, each firm, corporation or other entity in which such person is a partner or principal or in a similar position or in which such person has a five percent or greater beneficial ownership interest; and (d) for each person listed and for the director or executive officer, each charitable or non-profit organization for which the person is actively involved in fundraising or otherwise serves as a director, trustee or in a similar capacity.
- With respect to five percent owners, the Company is required to create a list, to the extent the information is publicly available, of (a) if the person is an individual, the same information as is requested of directors and executive officers under this policy, and (b) if the person is a firm, corporation or other entity, a list of principals or executive officers of the firm, corporation or entity.
- Prior to entering into a related person transaction (a) the related person, (b) the director, executive officer, nominee or beneficial owner of more than five percent of any class of the Company's voting securities who is an immediate family member of the related person, or (c) the business unit or department leader responsible for the potential related person transaction, is required to provide the requisite notice containing the facts and circumstances of the proposed related person transaction.

- In the event a related person transaction is pending or ongoing, it is required to be submitted to the committee or Chair, and the committee or Chair is required to consider all of the relevant facts and circumstances available. Based on the conclusions reached, the committee or the Chair is further required to evaluate all options, including ratification, amendment or termination of the related person transaction. If the transaction has been completed, the committee or Chair is required to evaluate the transaction to determine if rescission of the transaction is appropriate.
- At a committee's meeting in each fiscal year, the committee is required to review any previously approved or ratified related person transactions that remain ongoing and have a remaining term of more than six months or remaining amounts payable to or receivable from the Company of more than $120,000.
- No immediate family member of a director or executive officer is permitted to be hired as an employee of the Company unless the employment arrangement is approved by the committee. In the event a person becomes a director or executive officer of the Company and an immediate family member of such person is already an employee of the Company, no material change in the terms of employment, including compensation, may be made without the prior approval of the committee, except if the immediate family member is an executive officer of the Company.

Compensation Policies and Practices for Employees

We offer our employees a competitive pay package that includes base pay, annual cash bonuses and long-term incentives for qualifying employees. We do not believe that our compensation policies or practices for any employees are reasonably likely to have a material adverse effect on Marathon Oil.

Statement Regarding the Delivery of a Single Set of Proxy Materials to Households With Multiple Marathon Oil Stockholders

If you have consented to the delivery of only one set of proxy materials to multiple Marathon Oil stockholders who share your address, then only one proxy statement is being delivered to your household unless we have received contrary instructions from one or more of the stockholders sharing your address. We will deliver promptly upon oral or written request a separate copy of the proxy statement to any stockholder at your address. If you wish to receive a separate copy of the proxy statement, you may call us at (713) 629-6600 (please ask for Investor Relations) or write to us at Marathon Oil Corporation, Investor Relations Office, 5555 San Felipe Street, Houston, Texas, 77056-2701. Stockholders sharing an address who now receive multiple copies of the proxy statement may request delivery of a single copy by calling us at the above number or writing to us at the above address.

Solicitation Statement

We will bear the cost of this solicitation of proxies. In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies by telephone, in person or by other means. They will not receive any extra compensation for this work. The Company has retained Alliance Advisors to assist with the solicitation of proxies for a fee not to exceed $5,500, plus reimbursement for out-of-pocket expenses. We will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation material to the beneficial owners of common stock, and we will reimburse them for reasonable out-of-pocket expenses that they incur in connection with forwarding the material.

By order of the Board of Directors,

Sylvia J. Kerrigan
Secretary

March 8, 2012

MARATHON OIL CORPORATION

Audit and Finance Committee Charter

(Amended and Restated Effective November 1, 2011)

Statement of Purpose

The Audit and Finance Committee (the "Committee") is a standing committee of the Board of Directors (the "Board"). The purpose of the Committee is to assist the Board in fulfilling its oversight responsibility relating to (i) the engagement of the independent auditor and the evaluation of the independent auditor's qualifications, independence and performance, (ii) the performance of the internal audit function, (iii) the integrity of the Company's financial statements and financial reporting process and the Company's systems of internal accounting and financial controls, (iv) the annual independent audit of the Company's financial statements, (v) the compliance by the Company with legal and regulatory requirements, and (vi) the fulfillment of the other responsibilities set forth herein.

Authority

The Committee has authority to conduct or authorize investigations into any matters within the scope of its responsibility. The Committee shall have full authority (i) to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company, (ii) to retain outside legal, accounting or other consultants to advise the Committee, and (iii) to request any officer or employee of the Company, the Company's outside counsel, inside counsel, independent auditors or internal auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Membership

The Committee shall be comprised of not less than three nor more than ten members. Each member shall be a member of the Board and shall be independent and qualified under standards established by applicable law, stock exchange listing standards, and the Company's Corporate Governance Principles. At least one member of the Committee shall be a "financial expert," as defined by applicable law. No director who serves on the audit committees of more than two other public companies may serve on the Committee, unless the Board determines that such simultaneous service will not impair the ability of such director to effectively serve on the Committee. Except in any such member's capacity as a member of the Committee, the Board, or any other board committee, no member shall accept any consulting, advisory, or other compensatory fee from the Company, or be an affiliated person of the Company or any subsidiary thereof.

Meetings

The Committee will meet at least five times a year, with authority to convene additional meetings as circumstances require. All Committee members are expected to attend each meeting, in person or via teleconference. The Committee may invite members of management, auditors, or others to attend meetings and provide pertinent information, as necessary. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes of each meeting will be prepared. If requested by any member of the Committee, time shall be allotted for an executive session of Committee members only and any executives or outside advisors they might want to invite.

Quorum

A majority of the total number of Committee members then in office shall constitute a quorum for the transaction of business at any meeting. All matters shall be decided by the affirmative vote of a majority of members present in person or via teleconference at a meeting duly called and held.

Relationship with Independent Auditor

One of the important duties of the Committee is the relationship of the Company with its independent auditor. The independent auditor is ultimately accountable to the Board and the Committee as representatives of the shareholders. The independent auditor shall report directly to the Committee.

Responsibilities

The following shall be the principal responsibilities of the Committee:

Independent Auditor Matters

1. *Recommendation and Engagement of Independent Auditor.* The Committee shall recommend annually to the Board the firm of independent auditors to be nominated for ratification by the shareholders to audit the financial statements of the Company, and the Committee shall appoint, replace, compensate and oversee the work of the independent auditor (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

2. *Approval of Audit and Non-Audit Fees and Services of Independent Auditor.* The Committee shall review the fees proposed for the coming year and approve the final fees and expenses of the independent auditor for audit, audit-related, tax, and permissible non-audit services performed by the independent auditor for the past year, and approve in advance all audit, audit-related, tax and permissible non-audit services to be performed by the independent auditor, however, in accordance with and as defined by applicable law, in no event shall the non-audit services include (i) bookkeeping or other services related to the accounting records or financial statements of the Company, (ii) financial information systems design and implementation, (iii) appraisal or valuation services, fairness opinions, or contribution-in-kind reports, (iv) actuarial services, (v) internal audit outsourcing services, (vi) management functions or human resources, (vii) broker or dealer, investment adviser, or investment banking services, (viii) legal services and expert services unrelated to the audit, and (ix) any other service that the Board determines, by regulation, is impermissible. The Chair of the Committee is hereby given authority to approve fees and expenses of the independent auditor for audit, audit-related, tax and permissible non-audit services in an amount not to exceed $500,000.

3. *Determination of Independence of Independent Auditor.* The Committee shall annually review the independence letter issued by the independent auditors, actively engage in a dialogue with the independent auditor with respect to any relationships disclosed in that letter, discuss the independence matters required by the Public Company Accounting Oversight Board rules, as may be modified or supplemented, and report to the Board any appropriate action necessary to maintain the auditor's continuing independence.

4. *Evaluation of Independent Auditor.* The Committee shall annually review a report by the independent auditor, which sets forth (i) the firm's internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues, and (iii) (to assess the auditor's independence) all relationships between the independent auditor and the Company.

5. *Rotation of Lead Audit Partner and Audit Firm.* The Committee shall assure the regular rotation of the lead audit partner as required by law and consider whether there should be a rotation of the audit firm itself.

6. *Guidelines for Employment of Staff of Independent Auditor.* The Committee shall establish guidelines for the Company's hiring of employees or former employees of the independent auditor, which shall meet the requirements of applicable law and listing standards.

Independent and Internal Auditor Matters

7. *Audits by Independent and Internal Auditors.* The Committee shall review annually the scope of audit activities of both the independent auditor and the internal audit staff, including a review of risk assessment strategies.

8. *Meetings with Independent and Internal Auditors and Management.* The Committee shall meet separately and periodically with the independent auditor, the internal audit staff and management with respect to the status and results of their activities including, without limitation, with respect to the independent auditor (i) any audit problems and management's response thereto, (ii) all critical accounting policies and practices used, (iii) all alternative treatments of financial information within generally accepted accounting principles discussed with management, including ramifications with respect thereto and the treatment preferred by the independent auditor, and (iv) other material written communications between the independent auditor and management.

9. *Review of Benefit Plans.* The Committee shall receive and review the audit plans and audit reports of the Company's benefit plans.

Internal Auditor Matters

10. *Internal Auditors' Access to Board, Committee and Management.* The Committee shall ensure that the internal audit function is structured in a manner that permits the internal audit staff to have full and unrestricted access to the Board, the Committee, management, and the Company's records, personnel and physical properties relevant to the fulfillment of its duties.

11. *Review of Internal Auditors' Charter, Qualifications and Quality Control.* The Committee shall annually review the internal audit department's charter and the experience and qualifications of the senior members of the internal audit staff and the quality control procedures of the internal auditors.

Financial Statement, Proxy Statement and Other Disclosure Matters

12. *Review of Annual and Quarterly SEC Filings.* The Committee shall review, approve and discuss with management and the independent auditor the annual and quarterly financial statements, including Forms 10-K and 10-Q prior to their filing, giving special consideration in any such review to material changes in accounting policy and assessing the fairness of the financial statements and disclosures including, without

limitation, the Company's disclosures in Management's Discussion and Analysis contained in any such report.

13. *Review of Earnings Releases.* The Committee or Committee Chair shall review quarterly earnings press releases, as well as discuss financial information and earnings guidance provided to analysts and rating agencies.

14. *Review and Approve Internal Control Reports.* The Committee shall review and approve the internal control reports to be included in the annual and quarterly reports, which shall provide that it is the responsibility of management to establish and maintain an adequate internal control structure and procedures for financial reporting, and contain an assessment of the effectiveness of such structure and procedures as of the end of the period covered by the report.

15. *Review of Disclosure Controls and Procedures.* The Committee shall review with the Chief Executive Officer, the Chief Financial Officer and the General Counsel, the Company's disclosure controls and procedures and shall review periodically, but in no event less frequently than quarterly, management's conclusions about the efficacy of such disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

16. *Preparation of Disclosures for Proxy Statement.* The Committee shall produce the Committee disclosures required by the Securities and Exchange Commission rules and regulations to be included in the Company's annual proxy statement.

17. *Review of Other Matters.* The Committee shall review the year-end hydrocarbon reserve estimates and tax reserves.

Finance and Benefit Plan Matters

18. *Recommendations on Dividends.* The Committee shall make recommendations to the Board concerning dividends.

19. *Approve and Recommend Financings.* Within the authority levels established by the Board, the Committee shall approve financings by the Company (except financings which involve the issuance of common stock), including the recommendation of action to subsidiaries, partnerships and joint ventures.

20. *Loans, Guarantees and Other Uses of Credit.* Within the authority levels established by the Board, the Committee shall authorize loans to outside entities, guarantees by the Company of the credit of others, and other uses of the Company's credit.

21. *Report on Financial Covenant Compliance.* The Committee shall periodically review and report to the Board concerning the Company's compliance with financial covenants and other terms of loans and other agreements.

22. *Pension and Benefit Plans.* The Committee shall periodically review the (i) funding policies, and (ii) performance of the investment managers, trustees and investment committees, for the Company's and its subsidiaries' pension and other post-employment benefit plans.

Other Matters

23. *Review Codes of Conduct and Compliance.* The Committee shall review codes of conduct applicable to directors, officers and employees of the Company and its subsidiaries, including reports from management concerning compliance with corporate policies dealing with business conduct.

24. *Review of Business Expense Reporting.* The Committee shall annually review the business expense reporting of the officers of the Company.

25. *Review of Contingency Plans.* The Committee shall review contingency plans in the event of a failure of information technology systems.

26. *Review of Organizational Structures.* The Committee shall periodically review the organizational structures and capitalization of entities through which the Company conducts its business.

27. *Review of Legal and Regulatory Compliance.* The Committee shall periodically review with management, including the General Counsel, and the independent auditor any correspondence with, or other action by, regulators or governmental agencies and any complaints or published reports that raise concerns regarding the Company's financial statements, accounting or auditing matters or compliance with the Company's Code of Business Conduct or Whistleblowing Procedures. The Committee shall also meet periodically and separately with the General Counsel and other appropriate legal staff of the Company to review material legal affairs of the Company and the Company's compliance with applicable law and listing standards.

28. *Discuss Policies with Respect to Risk Assessment and Risk Management.* The Committee shall discuss with management, including the Chief Executive Officer, guidelines and policies to govern the process by which risk assessment and risk management is undertaken by the Company.

29. *Performance Evaluation.* The Committee shall complete an annual performance evaluation of this Committee and its members consistent with the responsibilities set forth in this charter.

30. *Delegation.* The Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee, including the authority to grant preapprovals of audit, audit-related, tax, and permissible non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Committee at its next scheduled meeting.

32. *Other Delegated Responsibilities.* The Committee shall also carry out such other duties that may be delegated to it by the Board from time to time.

33. *Review of Charter.* The Committee shall reassess and report to the Board on the adequacy of this charter on an annual basis.

APPENDIX II

Marathon Oil Corporation

Audit and Finance Committee Policy
For
Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services

General Purpose

To establish the procedures for pre-approval of all audit, audit-related, tax and permissible non-audit services provided by Marathon Oil Corporation's (the "Corporation") independent auditor.

Policy Statement

In accordance with Section 202 of the Sarbanes-Oxley Act of 2002, all audit, audit-related, tax and permissible non-audit services, to be provided to the Corporation by its independent auditor, require prior approval by the Audit and Finance Committee (the "Committee") of the Board before the commencement of such services. Appendices to this policy describe the audit (Appendix A), audit-related (Appendix B), tax (Appendix C) and permissible non-audit (Appendix D) services that shall require prior approval by the Committee.

The Committee may pre-approve any audit, audit-related, tax and permissible non-audit services up to twelve months in advance for the following year.

The Committee may pre-approve services by specific categories pursuant to a forecasted budget.

The Chief Financial Officer ("CFO") shall present a forecast of audit, audit-related, tax and permissible non-audit services for the following year to the Committee for approval. Throughout said year, on an "as needed" basis, the CFO shall, in coordination with the independent auditor, provide an updated budget of audit, audit-related, tax and permissible non-audit services to the Committee.

The annual audit services engagement terms and fees will be subject to the specific pre-approval of the Committee. The Committee will pre-approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Corporation structure or other matters. The Committee will also consider and approve as a whole the audit services listed in Appendix A. All audit services not listed on Appendix A must be separately pre-approved by the Committee.

The performance of audit-related services, defined as services reasonably related to the performance of the audit or review of the Corporation's financial statements and that are traditionally performed by the independent auditor, will not be considered an impairment of the independence of the auditor. The audit-related services listed in Appendix B are expressly pre-approved by the Committee. All other audit-related services not listed on Appendix B must be separately pre-approved by the Committee.

Tax services include services such as tax compliance, tax planning and tax advice. The performance of tax services does not impair the independence of the auditor, and the Committee expressly pre-approves the tax services listed in Appendix C. All tax services not listed on Appendix C must be separately pre-approved by the Committee.

Permissible non-audit services are the services set forth in Appendix D hereto. The performance of permissible non-audit services does not impair the independence of the auditor, and the Committee expressly pre-approves the services listed in Appendix D. All permissible non-audit services not listed on Appendix D must be separately pre-approved by the Committee.

The Committee may delegate to one or more independent members of the Committee the authority to grant approvals required herein. The decisions of any member to whom authority is delegated to pre-approve an activity hereunder shall be presented to the full Committee at its next regularly scheduled meeting. Pursuant to the above authority, the Committee has delegated pre-approval authority of up to $500,000 to the Chair of the Committee for unbudgeted items. The Chair shall report the items pre-approved under this delegation of authority at the next scheduled Committee meeting.

The Committee has not delegated to the Corporation's management any of its responsibilities to approve services performed by the independent auditor.

When requested by the Committee, the independent auditor shall provide detailed supporting documentation for each service provided hereunder.

Policy Application

This policy applies to Marathon Oil Corporation and its wholly or majority owned subsidiaries.

Policy Implementation

The CFO shall coordinate the implementation of this policy.

Policy Exceptions

The requirement for prior approval of permissible non-audit services provided above is waived, provided the following criteria are satisfied:

i. the aggregate amount of all such services provided to the Corporation constitutes not more than 5% of the total amount of revenues paid by the Corporation to the independent auditor during the fiscal year in which the permissible non-audit services are provided;
ii. at the time of engagement with the independent auditor such services were not recognized by the Corporation to be non-audit services; and
iii. such services are promptly brought to the attention of the Committee and approved by the Committee prior to the completion of the audit or by one or more designated members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Notwithstanding these exceptions, it is the intent of the Committee that standard practice will be to pre-approve all permissible non-audit services.

References

None

Appendix A

Audit Services

The following audit services are subject to pre-approval by the Audit and Finance Committee.

Financial Statement Audit – Statutory audits or financial audits for the Corporation, and subsidiaries and affiliates thereof.

Regulatory Financial Filings – Services related to the Securities Act of 1933 and the Securities Exchange Act of 1934 filings (e.g., registration statements, and current and periodic reports), including issuance of comfort letters, review of documents, consents, and assistance in responding to Securities and Exchange Commission ("SEC") comment letters.

Attest Services Required by Statute or Regulation – Attestation services required by statute or regulation including, without limitation, the report on the Corporation's internal controls as specified in Section 404 of the Sarbanes-Oxley Act of 2002.

Appendix B

Audit-Related Services

The following audit-related services are subject to pre-approval by the Audit and Finance Committee.

Employee Benefit Plan Audits – Audit of pension and other employee benefit plans.

Financial Due Diligence – Assistance in financial due diligence with respect to pre- and post-business combinations or acquisitions, including review of financial statements, financial data and records, and discussions with Corporation or counter-party finance and accounting personnel regarding, among other things, purchase accounting issues.

Application and General Control Reviews – Review of information technology and general controls related to specific applications, including overall general computer controls, excluding those that are a part of the financial statement audit.

Consultations Regarding GAAP – Consultations by the Corporation's management as to the accounting or disclosure treatment of transactions or events and/or the actual impact of final or proposed rules, standards or interpretations by the SEC, PCAOB, FASB, or other regulatory or standard setting bodies.

Attestation – Attestation and agreed-upon procedures engagements.

Other Audits – Subsidiary, equity investee or other related entity audits or audits of pools of assets not required by statute or regulation that are incremental to the audit of the consolidated financial statements.

Appendix C

Tax Services

The following tax services are subject to pre-approval by the Audit and Finance Committee.

Federal and State Tax Compliance – Preparation and/or review of tax returns, including sales and use tax, excise tax, income tax, and property tax. Consultation regarding applicable handling of items for tax returns, required disclosures, elections, and filing positions available to the Corporation.

International Tax Compliance – Preparation and review of income and local, tax returns. Consultation regarding appropriate handling of items on the returns, required disclosures, elections and filing positions available to the Corporation. Preparation or review of U.S. filing requirements for foreign corporations.

Federal and State Tax Consulting – Assistance with tax audits. Responding to requests from the Corporation's Tax Organization regarding technical interpretations, applicable laws and regulations, and tax accounting. Tax advice on mergers, acquisitions, and restructurings.

International Tax Consulting – Assistance with tax examinations. Advice on various matters including foreign tax credit, foreign income tax, tax accounting, foreign earnings and profits, U.S. treatment of foreign subsidiary income, excise tax or equivalent taxes in each applicable jurisdiction. Tax advice on restructurings, mergers and acquisitions.

Transfer Pricing – Advice and assistance with respect to transfer pricing matters, including preparation of reports used by the Corporation to comply with taxing authority documentation requirements regarding inter-company pricing and assistance with tax exemptions.

Customs and Duties – Compliance reviews and advice on compliance in the areas of tariffs and classification, origin, pricing, and documentation. Assistance with customs audits.

Expatriate Tax Services – Preparation of individual income tax returns, advice on impact of changes in local tax laws and consequences of changes in compensation programs or practices.

Appendix D

Permissible Non-Audit Services

The following permissible non-audit services are subject to pre-approval by the Audit and Finance Committee.

- Assistance with preparation of statutory financial statements
- Assistance with filing of statistical information with governmental agencies
- Accounting research software license

Appendix E

Prohibited Services

The independent auditor shall be prohibited from performing the following services for the Corporation:

- Bookkeeping or other services related to the accounting records or financial statements of the Corporation;
- Financial information systems design and implementation;
- Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
- Actuarial services;
- Internal audit outsourcing services;
- Management functions or human resources function;
- Broker or dealer, investment adviser, or investment banking services;
- Legal services and expert services unrelated to the audit; and
- Any other service that is prohibited by applicable law or regulation or that the Committee determines is impermissible.

MARATHON OIL CORPORATION

2012 INCENTIVE COMPENSATION PLAN

1. *Purposes.* This Marathon Oil Corporation 2012 Incentive Compensation Plan (this "Plan") was adopted by the Board of Directors of Marathon Oil Corporation (the "Corporation") in order to retain Employees and Non-Employee Directors with valuable training, experience and ability, to attract new Employees and Non-Employee Directors with valuable training, experience and ability, to encourage the sense of proprietorship of such persons and to promote the active interest of such persons in the development and financial success of the Corporation and its Subsidiaries. These objectives are to be accomplished by making Awards under this Plan and thereby providing Participants with a proprietary interest in the growth and performance of the Corporation and its Subsidiaries.

2. *Definitions.* As used herein, the terms set forth below shall have the following respective meanings:

"Award" means an Employee Award or a Director Award.

"Award Agreement" means an Employee Award Agreement or a Director Award Agreement. The Committee may, in its discretion, require that the Participant execute such Award Agreement, or may provide for procedures through which Award Agreements are made available but not executed. Any Participant who is granted an Award and who does not affirmatively reject the applicable Award Agreement shall be deemed to have accepted the terms of Award as embodied in the Award Agreement.

"Board" means the board of directors of the Corporation.

"Cash Award" means an Award denominated in cash.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Change in Control" means a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, whether or not the Corporation is then subject to such reporting requirement; provided, that, without limitation, such a change in control shall be deemed to have occurred if:

(i) any person (as defined in Sections 13(d) and 14(d) of the Exchange Act) (a "Person") is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation (not including in the amount of the securities beneficially owned by such person any such securities acquired directly from the Corporation or its affiliates) representing twenty percent (20%) or more of the combined voting power of the Corporation's then outstanding voting securities; provided, however, that for purposes of this Plan the term "Person" shall not include (A) the Corporation or any of its Subsidiaries, (B) a trustee or other fiduciary holding securities under an employee benefit plan of the Corporation or any of its

Subsidiaries, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, or (D) a corporation owned, directly or indirectly, by the stockholders of the Corporation in substantially the same proportions as their ownership of stock of the Corporation; and provided, further, however, that for purposes of this paragraph (i), there shall be excluded any Person who becomes such a beneficial owner in connection with an Excluded Transaction (as defined in paragraph (iii) below);

(ii) the following individuals cease for any reason to constitute a majority of the number of Directors then serving: individuals who, on the date hereof, constitute the Board and any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest including but not limited to a consent solicitation, relating to the election of Directors of the Corporation) whose appointment or election by the Board or nomination for election by the Corporation's stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors on the date this Plan became effective or whose appointment, election or nomination for election was previously so approved; or

(iii) there is consummated a merger or consolidation of the Corporation or any direct or indirect subsidiary thereof with any other corporation, other than a merger or consolidation (an "Excluded Transaction") which would result in the holders of the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving corporation or any parent thereof) at least 50% of the combined voting power of the voting securities of the entity surviving the merger or consolidation (or the parent of such surviving entity) immediately after such merger or consolidation, or the stockholders of the Corporation approve a plan of complete liquidation of the Corporation, or there is consummated the sale or other disposition of all or substantially all of the Corporation's assets.

Notwithstanding any other provision to the contrary, in no event shall the transfer of ownership interests in the Corporation in and of itself constitute a Change in Control under this Award Agreement.

"Committee" means the Compensation Committee of the Board, and any successor committee to the Compensation Committee of the Board or such other committee of the Board, including but not limited to the full Board, as may be designated by the Board to administer this Plan in whole or in part.

"Common Stock" means the common stock, par value $1.00 per share, of the Corporation.

"Corporation" has the meaning set forth in Section 1.

"Director" means an individual serving as a member of the Board.

"Director Award" means any Non-Qualified Stock Option, SAR, Restricted Stock Award, Restricted Stock Unit Award, Cash Award or Performance Award granted, whether singly, in combination, or in tandem, to a Participant who is a Non-Employee Director pursuant to such applicable terms, conditions and limitations as the Committee may establish in order to fulfill the objectives of this Plan.

"Director Award Agreement" means the document (in written or electronic form) communicating the terms, conditions and limitations applicable to a Director Award.

"Disability" means, with respect to a Participant, that such Participant either (i) has been determined to be disabled under any long term disability plan that the Corporation or a Subsidiary sponsors or maintains or to which the Corporation or a Subsidiary contributes, or (ii) can provide proof of a Social Security determination of disability or a determination of disability by an analogous non-U.S. governmental agency, if applicable.

"Dividend Equivalents" means, with respect to Restricted Stock Units, with respect to which shares are to be issued at the end of the Restriction Period, an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to stockholders of record during the Restriction Period on a like number of shares of Common Stock.

"Employee" means an employee of the Corporation or any of its Subsidiaries or an individual who has agreed to become an employee of the Corporation or any of its Subsidiaries and actually becomes such an employee within the following six months.

"Employee Award" means any Incentive Stock Option, Non-Qualified Stock Option, SAR, Restricted Stock Award, Restricted Stock Unit Award, Cash Award or Performance Award granted, whether singly, in combination, or in tandem, to a Participant who is an Employee pursuant to such applicable terms, conditions and limitations as the Committee may establish in order to fulfill the objectives of this Plan.

"Employee Award Agreement" means the document (in written or electronic form) communicating the terms, conditions and limitations applicable to an Employee Award.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Executive Officer" means a "covered employee" within the meaning of Section 162(m)(3) or any other executive officer designated by the Committee for purposes of exempting compensation payable under this Plan from the deduction limitations of Section 162(m).

"Fair Market Value" means, with respect to a share of Common Stock on a particular date, the closing price per share of the Common Stock, as reported on the consolidated transaction reporting system for the New York Stock Exchange for that date, or, if there shall have been no such reported prices for that date, the reported closing price on the last preceding date on which a closing price for shares of Common Stock was reported on the consolidated transaction reporting system for the New York Stock Exchange. However, (1) if the closing price of Common Stock ceases being reported on the consolidated transaction reporting system for the New York Stock Exchange, Fair Market Value shall mean the reported closing price on a particular date (or, if there shall have been no such reported prices for that date, the last preceding date) on which a composite sale or sales were effected on one or more of the exchanges on which the shares of Common Stock were traded, and (2) if the shares of Common Stock cease to be readily tradable on an established securities market, Fair Market Value shall be determined by reasonable application of a reasonable valuation method selected by the Board.

"Grant Date" means the later of (i) the date on which an Award is granted to a Participant or (ii) the effective date of the Award, in the case of a Committee action or other granting action that specifies that an Award shall be granted as of a future effective date.

"Grant Price" means the price at which a Participant may exercise an Option, SAR or other right to receive cash or Common Stock, as applicable, under the terms of an Award.

"Incentive Stock Option" means an Option that is intended to comply with the requirements set forth in Section 422 of the Code.

"Non-Employee Director" means an individual serving as a member of the Board who is not an Employee of the Corporation or any of its Subsidiaries.

"Non-Qualified Option" means an Option that is not intended to comply with the requirements set forth in Section 422 of the Code.

"Option" means a right to purchase a specified number of shares of Common Stock at a specified price.

"Participant" means an Employee or a Non-Employee Director to whom an Award has been granted under this Plan.

"Performance Award" means an award made pursuant to this Plan to a Participant, which Award is subject to the attainment of one or more Performance Goals.

"Performance Goal" means a standard established by the Committee, to determine in whole or in part whether a Performance Award shall be earned.

"Plan" has the meaning set forth in Section 1.

"Restricted Stock" means any Common Stock that is restricted or subject to forfeiture provisions.

"Restricted Stock Unit" means a unit evidencing the right to receive one share of Common Stock or equivalent value (as determined by the Committee) that is restricted or subject to forfeiture provisions.

"Restriction Period" means a period of time beginning as of the date upon which an Award of Restricted Stock or Restricted Stock Units is made pursuant to this Plan and ending as of the date upon which the Common Stock subject to such Award is issued (if not previously issued) and no longer restricted or subject to forfeiture provisions.

"Retirement" means termination of employment with the Corporation or its Subsidiaries after a Participant is either (i) eligible for retirement under the Retirement Plan of Marathon Oil Company or (ii) has attained age 50 and completed ten consecutive years of employment with the Corporation and its Subsidiaries.

"Section 162(m)" means Section 162(m) of the Code and any Treasury Regulations and guidance promulgated thereunder.

"Section 409A" means Section 409A of the Code and any Treasury Regulations and guidance promulgated thereunder.

"Stock Appreciation Right" or "SAR" means a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value or other specified valuation of a specified number of shares of Common Stock on the date the right is exercised over a specified strike price, in each case, as determined by the Committee.

"Stock Award" means an award in the form of shares of Common Stock or units denominated in shares of Common Stock.

"Subsidiary" means (i) in the case of a corporation, any corporation of which the Corporation directly or indirectly owns shares representing 50% or more of the combined voting power of the shares of all classes or series of capital stock of such corporation which have the right to vote generally on matters submitted to a vote of the stockholders of such corporation, (ii) in the case of a partnership or other business entity not organized as a corporation, any such business entity of which the Corporation directly or indirectly owns 50% or more of the voting, capital, or profits interests (whether in the form of partnership interests, membership interests or otherwise), and (iii) any other corporation, partnership or other entity that is a "subsidiary" of the Company within the meaning of Rule 405 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

3. *Eligibility.* All Employees and Non-Employee Directors of the Corporation or a Subsidiary are eligible for Awards under this Plan in the sole discretion of the Committee. No Employee or Non-Employee Director who owns directly or indirectly stock possessing more than five percent (5%) of the total combined voting power or value of all classes of stock of the Corporation or any Subsidiary is eligible to participate in this Plan.

4. *Common Stock Available for Awards.* Subject to the provisions of Section 13 hereof, there shall be available for Awards under this Plan granted wholly or partly in Common Stock (including Options or SARs that may be exercised for or settled in Common Stock) an aggregate of 50,000,000 shares of Common Stock.

(a) In connection with the granting of an Option or SAR, the number of shares of Common Stock available for issuance under this Plan shall be reduced by the number of shares of Common Stock in respect of which the Option or SAR is granted or denominated. For example, upon the grant of stock-settled SARs, the number of shares of Common Stock available for issuance under this Plan shall be reduced by the full number of SARs granted, and the number of shares of Common Stock available for issuance under this Plan shall not thereafter be increased upon the exercise of the SARs and settlement in shares of Common Stock, even if the actual number of shares of Common Stock delivered in settlement of the SARs is less than the full number of SARs exercised. In connection with the granting of a Stock Award that is not an Option or SAR, the number of shares of Common Stock available for issuance under this Plan shall be reduced by a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock in respect of which the Stock Award is granted and (ii) 2.41. However, Awards that by their terms do not permit settlement in shares of

Common Stock shall not reduce the number of shares of Common Stock available for issuance under this Plan.

(b) Any shares of Common Stock that are tendered by a Participant or withheld as full or partial payment of withholding or other taxes or as payment for the exercise or conversion price of an Award under this Plan shall not be added back to the number of shares of Common Stock available for issuance under this Plan.

(c) Whenever any outstanding Option or other Award (or portion thereof) expires, is cancelled or forfeited or is otherwise terminated for any reason without having been exercised or payment having been made in the form of shares of Common Stock, the number of shares of Common Stock available for issuance under this Plan shall be increased by the number of shares of Common Stock allocable to the expired, forfeited, cancelled or otherwise terminated Option or other Award (or portion thereof). To the extent that any Award is forfeited, or any Option or SAR terminates, expires or lapses without being exercised, the shares of Common Stock subject to such Awards will not be counted as shares delivered under this Plan.

(d) Shares of Common Stock delivered under the Plan in settlement of an Award issued or made (i) upon the assumption, substitution, conversion or replacement of outstanding awards under a plan or arrangement of an acquired entity or (ii) as a post-transaction grant under such a plan or arrangement of an acquired entity shall not reduce or be counted against the maximum number of shares of Common Stock available for delivery under the Plan, to the extent that the exemption for transactions in connection with mergers and acquisitions from the stockholder approval requirements of the New York Stock Exchange for equity compensation plans applies.

(e) Awards valued by reference to Common Stock that may be settled in equivalent cash value will count as shares of Common Stock delivered to the same extent as if the Award were settled in shares of Common Stock.

Consistent with the requirements specified above in this Section 4, the Committee may from time to time adopt and observe such procedures concerning the counting of shares against this Plan maximum as it may deem appropriate, including rules more restrictive than those set forth above to the extent necessary to satisfy the requirements of any national securities exchange on which the Common Stock is listed or any applicable regulatory requirement. The Committee and the appropriate officers of the Corporation shall be authorized to, from time to time, take all such actions as any of them may determine are necessary or appropriate to file any documents with governmental authorities, stock exchanges and transaction reporting systems as may be required to ensure that shares of Common Stock are available for issuance pursuant to Awards.

5. *Administration.*

(a) *Authority of the Committee.* This Plan shall be administered by the Committee, which shall have the powers vested in it by the terms of this Plan, such powers to include the authority (within the limitations described in this Plan):

- to select the Participants to be granted Awards under this Plan;

- to determine the terms of Awards to be made to each Participant;

- to determine the time when Awards are to be granted and any conditions that must be satisfied before an Award is granted;

- to establish objectives and conditions for earning Awards;

- to determine the terms and conditions of Award Agreements (which shall not be inconsistent with this Plan) and which parties must sign each Award Agreement;

- to determine whether the conditions for earning an Award have been met and whether a Performance Award will be paid at the end of an applicable performance period;

- except as otherwise provided in Sections 7(a) and 11, to modify the terms of Awards made under this Plan;

- to determine if, when and under what conditions payment of all or any part of an Award may be deferred;

- to determine whether the amount or payment of an Award should be reduced or eliminated; and

- to determine the guidelines and/or procedures for the payment or exercise of Awards.

The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to further the objectives of this Plan. Any decision of the Committee in the interpretation and administration of this Plan shall lie within its sole discretion and shall be final, conclusive and binding on all parties concerned. All decisions and selections made by the Committee pursuant to the provisions of the Plan shall be made by a majority of its members unless subject to the Committee's delegation of authority pursuant to Section 6.

(b) *Limitation of Liability.* No member of the Committee or officer of the Corporation to whom the Committee has delegated authority in accordance with the provisions of Section 6 of this Plan shall be liable for any act or omission to be done by him or her, by any member of the Committee or by any officer of the Corporation in connection with the performance of any duties under this Plan, except for his or her own willful misconduct or as expressly provided by statute.

(c) *Prohibition on Repricing of Awards.* No Option or SAR may be repriced, replaced, regranted through cancellation or modified without stockholder approval (except in connection with a change in the Corporation's capitalization), if the effect would be to reduce the exercise price for the shares underlying such Option or SAR.

6. *Delegation of Authority.* Except with respect to matters related to Awards to Executive Officers or other Awards intended to qualify as qualified performance-based compensation under Section 162(m), the Committee may delegate to the Chief Executive Officer and to other senior officers of the Corporation or to such other committee of the Board its duties under this Plan pursuant to such conditions or limitations as the Committee may establish.

7. *Awards.*

(a) The Committee shall determine the type or types of Awards to be made under this Plan and shall designate from time to time the Participants who are to be the recipients of such Awards. Each Award shall be embodied in an Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee in its sole discretion. Awards may consist of those listed in this Section 7(a). Awards may also be made in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under this Plan or any other plan of the Corporation or any of its Subsidiaries, including the plan of any acquired entity; provided that, except as contemplated in Section 13 hereof, no Option may be issued in exchange for the cancellation of an Option with a higher exercise price, nor may the exercise price of any Option be reduced. No Option may include provisions that "reload" the option upon exercise or that extend the term of an Option beyond what is the maximum period is specified in the Plan or Award Agreement. All or part of an Award may be subject to conditions established by the Committee, which may include, but are not limited to, continuous service with the Corporation and its Subsidiaries or achievement of specific Performance Goals. Upon the termination of employment or service as a Non-Employee Director by a Participant, any unexercised, deferred, unvested or unpaid Awards shall be treated as set forth in the applicable Award Agreement. Subject to the provisions below applicable to each type of Award, the terms, conditions and limitations applicable to any Awards shall be determined by the Committee.

(i) *Option.* An Award may be in the form of an Option. An Option awarded pursuant to this Plan may consist of an Incentive Option or a Non-Qualified Option and will be designated accordingly at the time of grant. The price at which shares of Common Stock may be purchased upon the exercise of an Option shall be not less than the Fair Market Value of the Common Stock on the date of grant. The term of an Option shall not exceed ten years from the date of grant.

(ii) *Stock Appreciation Right.* An Award may be in the form of a Stock Appreciation Right. The strike price for a Stock Appreciation Right shall not be less than the Fair Market Value of the Common Stock on the date on which the Stock Appreciation Right is granted. The term of a Stock Appreciation Right shall not exceed ten years from the date of grant.

(iii) *Stock Award.* An Award may be in the form of a Stock Award. Any Stock Award which is not a Performance Award shall have a minimum Restriction Period of three years from the date of grant, provided that (i) the Committee may provide for earlier vesting following a change of control or other specified events involving the Corporation or upon an Employee's termination of employment or a Non-Employee Director's ceasing to serve on the Board by reason of death, disability or Retirement, and (ii) vesting of a Stock Award may occur incrementally over the three-year minimum Restricted Period.

(iv) *Cash Awards*. An Award may be in the form of a Cash Award.

(v) *Performance Award.* Without limiting the type or number of Awards that may be made under the other provisions of this Plan, an Award may be in the form of a Performance Award. Any Stock Award which is a Performance Award shall have a minimum Restriction Period of one year from the date of grant, provided that the Committee may provide for earlier vesting following a change of control or other specified events involving the Corporation, or upon a termination of employment or service as a Non-Employee Director by reason of death, Disability or Retirement. The Committee shall set Performance Goals in its sole discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Participant or the portion of an Award that may be exercised.

A. *Non-Qualified Performance Awards.* Performance Awards granted to Employees that are not intended to qualify as qualified performance-based compensation under Section 162(m) shall be based on achievement of such Performance Goals and be subject to such terms, conditions and restrictions as the Committee or its delegate shall determine.

B. *Qualified Performance Awards.* Performance Awards that are intended to qualify as qualified performance-based compensation under Section 162(m) shall be paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established, objective Performance Goals established and administered by the Committee in accordance with Section 162(m) prior to the earlier to occur of (x) 90 days after the commencement of the period of service to which the Performance Goal relates and (y) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. Such a Performance Goal may be based on one or more business criteria that apply to a Participant, one or more business units, divisions or sectors of the Corporation, or the Corporation as a whole, and if so desired by the Committee, by comparison with a peer group of companies. A Performance Goal may include one or more of the following and need not be the same for each Participant.

- revenue and income measures (which include revenue, gross margin, income from operations, net income, net sales, earnings per share, earnings before interest, taxes, depreciation and amortization ("EBIDTA"), and economic value added ("EVA");

- expense measures (which include costs of goods sold, selling, finding and development costs, general and administrative expenses and overhead costs);

- operating measures (which include productivity, operating income, funds from operations, cash from operations, after-tax operating income, market share, margin and sales volumes);

- cash flow measures (which include net cash flow from operating activities and working capital);

- liquidity measures (which include earnings before or after the effect of certain items such as interest, taxes, depreciation and amortization, and free cash flow);

- leverage measures (which include debt-to-equity ratio and net debt);

- market measures (which include market share, stock price, growth measure, total stockholder return and market capitalization measures);

- return measures (which include return on equity, return on assets and return on invested capital);
- corporate value and sustainability measures (which include compliance, safety, environmental and personnel matters); and
- other measures such as those relating to acquisitions, dispositions or customer satisfaction.

Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo, performance relative to a peer group determined by the Committee or limiting economic losses (measured, in each case, by reference to specific business criteria). In interpreting Plan provisions applicable to Performance Goals and qualified Performance Awards, it is the intent of this Plan to conform with Section 162(m), including, without limitation, Treasury Regulation §1.162-27(e)(2)(i), as to grants pursuant to this subsection and the Committee in establishing such goals and interpreting the Plan shall be guided by such provisions.

(b) The Committee shall adjust the Performance Goals (either up or down) and the level of the Performance Award that a Participant may earn under this Plan, but only to the extent permitted pursuant to Section 162(m), if it determines that the occurrence of external changes or other unanticipated business conditions have materially affected the fairness of the goals and have unduly influenced the Corporation's ability to meet them, including without limitation, events such as material acquisitions, changes in the capital structure of the Corporation, and extraordinary accounting changes. In addition, Performance Goals and Performance Awards shall be calculated without regard to any changes in accounting standards that may be required by the Financial Accounting Standards Board after such Performance Goals are established.

(c) Notwithstanding anything to the contrary contained in this Plan, no Participant may be granted, during any one-year period, Awards collectively consisting of (i) Options or Stock Appreciation Rights that are exercisable for more than 3,000,000 shares of Common Stock, or (ii) Stock Awards covering or relating to, more than 1,000,000 shares of Common Stock (these limitations referred to as the "Stock-based Awards Limitations"). No Plan Participant who is an employee may be granted Awards consisting of cash (including Cash Awards that are granted as Performance Awards) in respect of any calendar year having a value determined on the Grant Date in excess of $30,000,000.

8. *Award Payment; Dividends; Substitution; Fractional Shares.*

(a) *General.* Payment of Awards may be made in the form of cash or Common Stock, or a combination thereof, and may include such restrictions as the Committee shall determine, including, in the case of Common Stock, restrictions on transfer and forfeiture provisions. If payment of an Award is made in the form of Restricted Stock, the applicable Award Agreement relating to such shares shall specify whether they are to be issued at the beginning or end of the Restriction Period. In the event that shares of Restricted Stock are to be issued at the beginning of the Restriction Period, the certificates evidencing such shares (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto. In the event that shares of Restricted Stock are to be issued at the end of the Restricted Period, the right to receive such shares shall be evidenced by book entry registration or in such other manner as the Committee may determine.

(b) *Dividends and Interest.* Rights to dividends or Dividend Equivalents may be extended to and made part of any Award consisting of shares of Common Stock or units denominated in shares of Common Stock, subject to such terms, conditions and restrictions as the Committee may establish. No rights to dividends or Dividend Equivalents shall be extended to Options or SARs, and no dividends or Dividend Equivalents shall be payable with respect to Performance Awards prior to attainment of the Performance Goal or Performance Goals applicable to such Performance Awards. The Committee may also establish rules and procedures for the crediting of interest on deferred cash payments and Dividend Equivalents for Awards consisting of shares of Common Stock or units denominated in shares of Common Stock.

(c) *Fractional Shares.* No fractional shares shall be issued or delivered pursuant to any Award under this Plan. The Committee shall determine whether cash, Awards or other property shall be issued or paid in lieu of fractional shares, or whether fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

9. *Stock Option Exercise.* The price at which shares of Common Stock may be purchased under an Option shall be paid in full at the time of exercise in cash or, if elected by the Participant, the Participant may purchase such shares by means of tendering Common Stock valued at Fair Market Value on the date of exercise, or any combination thereof. The Committee, in its sole discretion, shall determine acceptable methods for Participants to tender Common Stock or other Awards. In accordance with the rules and procedures established by the Committee for this purpose and subject to applicable law, Options may also be exercised through "cashless exercise" procedures approved by the Committee.

10. *Taxes.* The Corporation shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock under this Plan, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of taxes required by law or to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for withholding of such taxes. The Committee may also permit withholding to be satisfied by the transfer to the Corporation of shares of Common Stock previously owned by the holder of the Award with respect to which withholding is required. If shares of Common Stock are used to satisfy tax withholding, such shares shall be valued based on the Fair Market Value when the tax withholding is required to be made.

11. *Amendment, Modification, Suspension or Termination.* The Board or the Committee may amend, modify, suspend or terminate this Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (i) no amendment or alteration that would materially adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant and (ii) no amendment or alteration shall be effective prior to its approval by the stockholders of the Corporation to the extent stockholder approval is otherwise required by applicable legal requirements or the requirements of any exchange on which the Common Stock is listed.

Notwithstanding the foregoing, no amendment may cause an Option or SAR to be repriced, replaced, regranted through cancellation or modified without stockholder approval (except in connection with a change in the Corporation's capitalization as provided in Section 13), if the effect of such amendment would be to reduce the exercise price for the shares underlying such Option or SAR.

12. *Assignability.* Unless otherwise determined by the Committee in the Award Agreement, no Award or any other benefit under this Plan shall be assignable or otherwise transferable. Any attempted assignment of an Award or any other benefit under this Plan in violation of this Section 12 shall be null and void.

13. *Adjustments.*

(a) The existence of this Plan and Awards granted pursuant to this Plan shall not affect in any way the right or power of the Corporation or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Corporation's capital structure or its business, or any merger or consolidation of the Corporation, or any issue of bonds, debentures, preferred or prior preference stocks ahead of or affecting the shares of Common Stock or the rights thereof, or the dissolution or liquidation of the Corporation, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(b) Except as provided in this Section 13, the issue by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services, either upon direct sale or upon exercise of rights or warrants to subscribe for such shares or securities, or upon conversion of shares or obligations of the Corporation convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to Awards granted hereunder.

(c) The shares of Common Stock with respect to which Awards may be granted under this Plan are shares of the Common Stock of the Corporation as presently constituted, but if, and whenever, prior to the delivery by the Corporation or a Subsidiary of all of the shares of Common Stock which are subject to the Awards or rights granted under this Plan, the Corporation shall effect a subdivision or consolidation of shares or other capital readjustments, the payment of a stock dividend or other increase or reduction of the number of shares of the Common Stock outstanding without receiving compensation therefore in money, services or property, the number of shares of Common Stock subject to the Plan, as well as the Stock-based Awards Limitations described in Section 7(c) of this Plan, shall be proportionately adjusted and the number of shares of Common Stock with respect to which outstanding Awards or other property subject to an outstanding Award granted hereunder shall:

(i) in the event of an increase in the number of outstanding shares, be proportionately increased, and the cash consideration (if any) payable per share of Common Stock shall be proportionately reduced; and

(ii) in the event of a reduction in the number of outstanding shares, be proportionately reduced, and the cash consideration (if any) payable per share of Common Stock shall be proportionately increased.

(d) In the event of a corporate merger, consolidation, acquisition of property or stock, separation, spinoff, reorganization or liquidation, the Board shall make such adjustments to Awards or other provisions for the disposition of Awards as it deems equitable, and shall be authorized, in its sole discretion, (i) to provide for the substitution of a new Award or other arrangement (which, if applicable, may be exercisable for such property or stock as the Board determines) for an Award or the assumption of the Award, regardless of whether in a transaction to which Section 424(a) of the Code applies, (ii) to provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, the Award, or (iii) to cancel any such Awards and to deliver to the Participants cash in an amount that the Board shall determine in its sole discretion is equal to the fair market value of such Awards on the date of such event, which in the case of Options or Stock Appreciation Rights shall be the excess of the Fair Market Value of Common Stock on such date over the exercise price of such Award (for the avoidance of doubt, if the exercise price is less than Fair Market Value the Option or Stock Appreciation Right may be canceled for no consideration).

(e) Notwithstanding the foregoing: (i) any adjustments made pursuant to this Section 13 to Awards that are considered "deferred compensation" within the meaning of Section 409A shall be made in a manner which is intended to not result in accelerated or additional tax to a Participant pursuant to Section 409A; (ii) any adjustments made pursuant to this Section 13 to Awards that are not considered "deferred compensation" subject to Section 409A shall be made in such a manner intended to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A or (B) do not result in accelerated or additional tax to a Participant pursuant to Section 409A; and (iii) in any event, neither the Committee nor the Board shall have the authority to make any adjustments pursuant to this Section 13 to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the date of grant to be subject thereto as of the date of grant.

14. *Restrictions.* No Common Stock or other form of payment shall be issued with respect to any Award unless the Corporation shall be satisfied based on the advice of its counsel that such issuance will be in compliance with including, but not limited to, applicable federal and state securities laws. The Participant shall not exercise or settle any Award granted hereunder, and the Corporation or any Subsidiary shall not be obligated to issue any shares of Common Stock or make any payments under any such Award if the exercise of an Award or if the issuance of such shares of Common Stock or if the payment made will constitute a violation by the recipient or the Corporation or any Subsidiary of any provision of any applicable law or regulation of any governmental authority or any securities exchange on which the Common Stock is listed. Certificates evidencing shares of Common Stock delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

15. *Unfunded Plan.* This Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants who are entitled to cash,

Common Stock or rights to cash or Common Stock under this Plan, any such accounts shall be used merely as a bookkeeping convenience. The Corporation shall not be required to segregate any assets that may at any time be represented by cash, Common Stock or rights to cash or Common Stock, nor shall this Plan be construed as providing for such segregation, nor shall the Corporation, the Board or the Committee be deemed to be a trustee of any cash, Common Stock or rights to cash or Common Stock to be granted under this Plan. Any liability or obligation of the Corporation to any Participant with respect to an Award of cash, Common Stock or rights to cash or Common Stock under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement, and no such liability or obligation of the Corporation shall be deemed to be secured by any pledge or other encumbrance on any property of the Corporation. Neither the Corporation nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

16. *Section 409A.* This Plan is intended to provide compensation which is exempt from or which complies with Section 409A, and ambiguous provisions, if any, shall be construed in a manner that is compliant with or exempt from the application of Section 409A, as appropriate. This Plan shall not be amended in a manner that would cause the Plan or any amounts payable under the Plan to fail to comply with the requirements of Section 409A, to the extent applicable, and, further, the provisions of any purported amendment that may reasonably be expected to result in such non-compliance shall be of no force or effect with respect to the Plan. The Corporation shall neither cause nor permit any payment, benefit or consideration to be substituted for a benefit that is payable under this Plan if such action would result in the failure of any amount that is subject to Section 409A to comply with the applicable requirements of Section 409A. For purposes of Section 409A, each payment under this Plan shall be deemed to be a separate payment.

Notwithstanding any provision of this Plan to the contrary, if the Participant is a "specified employee" within the meaning of Section 409A as of the date of the Participant's termination of employment and the Corporation determines, in good faith, that immediate payment of any amounts or benefits under this Plan would cause a violation of Section 409A, then any amounts or benefits which are payable under this Plan upon the Participant's "separation from service" within the meaning of Section 409A which (i) are subject to the provisions of Section 409A; (ii) are not otherwise excluded under Section 409A; and (iii) would otherwise be payable during the first six-month period following such separation from service, shall be paid on the first business day next following the earlier of (1) the date that is six months and one day following the date of termination or (2) the date of the Participant's death.

17. *Governing Law.* This Plan and all determinations made and actions taken pursuant to this Plan, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Texas.

18. *No Right to Employment.* Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Corporation or a Subsidiary to terminate any Participant's employment or other service relationship at any time, nor confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Corporation or any Subsidiary.

19. *Successors.* All obligations of the Corporation under this Plan with respect to Awards granted under this Plan shall be binding on any successor to the Corporation, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Corporation.

20. *Tax Consequences.* Nothing in this Plan or an Award Agreement shall constitute a representation by the Corporation to a Participant regarding the tax consequences of any Award received by a Participant under this Plan. Although the Corporation may endeavor to (i) qualify a Performance Award for favorable U.S. or foreign tax treatment or (ii) avoid adverse tax treatment (e.g. under Section 409A), the Corporation makes no representation to that effect and expressly disavows any covenant to maintain favorable or unavoidable tax treatment. The Corporation shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under this Plan.

21. *Non-United States Participants.* The Committee may grant awards to persons outside the United States under such terms and conditions as may, in the judgment of the Committee, be necessary or advisable to comply with the laws of the applicable foreign jurisdictions and, to that end, may establish sub-plans, modified vesting, exercise or settlement procedures and other terms and procedures. Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Securities Exchange Act of 1934, the Code, any securities law, any governing statute, or any other applicable law.

22. *Effectiveness.* This Plan is effective as of May 1, 2012. This Plan shall continue in effect for a term of ten years from May 1, 2012, unless sooner terminated by action of the Board.

Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056

Marathon Oil
Corporation

Dear Fellow Stockholders,

2011 was a transformational year for Marathon Oil Corporation, highlighted by the successful spin-off of our downstream business on June 30 and the acquisition of approximately 167,000 net acres predominately in the core of the Eagle Ford Shale of South Texas. With these two significant transactions, we enhanced Marathon Oil's position as a global, independent energy company focused on executing a strategy to profitably increase production at a compound annual growth rate (CAGR) of 5 to 7 percent between 2010 and 2016.

We believe that the Company is uniquely positioned because of our considerable long-life base assets, combined with substantial growth assets that are liquids dominant, and an exploration program that provides upside potential. Our intent is to be able to self-fund our projected growth, as well as maintain a dividend yield near the top of our peer group of companies. Taken together, these factors distinguish Marathon Oil from our peers.

Increased proved reserves

With reserve additions in established areas such as Norway, the North Dakota Bakken Shale, Equatorial Guinea and Canadian Oil Sands, along with the Eagle Ford acquisitions, we replaced 212 percent of 2011 Upstream production. Excluding acquisitions, we replaced 137 percent. This performance increased our proved reserves from 1.6 billion barrels of oil equivalent (boe) at year-end 2010 to 1.8 billion boe at year-end 2011, of which 75 percent are liquid hydrocarbons and 78 percent are developed. We have grown our reserve life to 12.4 years of 2011 production and have the confidence to project a 2012 reserve replacement in excess of 150 percent.

Positioned the Company for better growth and value

Our Eagle Ford acquisition gives us a top-five position in the core of what we believe is the premier resource play in North America. Importantly, we have assembled a high caliber team to execute our program with 14 drilling rigs operating at year-end 2011 and the expectation of 18 rigs operating in the play by the end of 2012. Our Eagle Ford production is estimated to grow from an average 30,000 net barrels of oil equivalent per day (boed) during 2012 to more than 100,000 net boed in 2016, providing a major catalyst for our Company's overall growth rate.

Our positions in the Bakken and the Anadarko Woodford Shale in Oklahoma, combined with the Eagle Ford and emerging DJ Basin (Niobrara Shale) of southeastern Wyoming and northern Colorado, give us a portfolio of U.S. shale plays that exceeds 1 million net acres. These resource plays, the planned 2012 startup of production from the Angola deepwater Block 31 PSVM development and other defined projects will help drive the Company's overall estimated 5 to 7 percent CAGR. Approximately 80 percent of the growth assets' production will be composed of liquids.

Our 2012 total Upstream production is expected to increase 5 percent over 2011, excluding Libya. The turmoil in Libya necessitated suspension of production of approximately 45,000 net boed in February 2011. In January 2012, Libya produced 190,000 gross barrels of oil per day (bbld) (25,000 net bbld), and sales are planned to resume in the first quarter 2012. The return of our operations in Libya to pre-conflict levels is unknown at this time; however, we and our partners in the Waha concessions are assessing the condition of our assets and determining when the full resumption of operations will be viable.

Maintained capital discipline

Marathon Oil's 2011 capital, investment and exploration (CAPEX) spending, excluding acquisitions, came in slightly under budget at $3.7 billion. We paid $567 million in dividends and repurchased approximately 12 million shares for $300 million, while generating $5.4 billion in cash flow from continuing operations, including $526 million from working capital changes.

Largely driven by higher U.S. spending, we increased our 2012 CAPEX budget 30 percent to $4.8 billion, excluding acquisitions. The budget includes $1.2 billion for base assets in the U.S., Canada, Equatorial Guinea, Libya, Norway and the U.K., and $3 billion for growth assets, $2.7 billion of which we expect to spend on U.S. shale plays. We anticipate having approximately 35 drilling rigs by midyear to drill 250-300 net wells on Company-operated acreage across our U.S resource plays. This is a significant level of activity and Marathon Oil employees are focused on the safe and environmentally responsible execution of this drilling program to profitably grow volumes and stockholder value.

Exploration spending for 2012 is estimated to be just over $430 million, with wells planned for the Gulf of Mexico, the Iraqi Kurdistan Region and Poland. In the Gulf of Mexico, we are participating in two non-operated wells, with plans to reenter the Company-operated Innsbruck well in the third quarter and to spud the Key Largo prospect in late 2012.

In the Iraqi Kurdistan Region, we plan to complete a 2D seismic program on our operated Harir and Safen blocks and start exploratory drilling on Harir. We participated in two non-operated discovery wells in 2011 and started appraisal drilling in 2012, with first production anticipated in the fourth quarter of this year.

In Poland, we operate 11 concessions totaling 1.2 million net acres with shale gas potential. We finished drilling, coring and logging our first vertical exploratory well in January 2012 and expect to drill six to seven gross (three to four net) wells during the year.

Driving stockholder value

Reinvesting in our business to add value remains our top priority. We maintain a strong financial position through self-funding with cash flow from operations and portfolio optimization, which during 2011 included selling a 30 percent undivided working interest in the Niobrara play and our interest in an Alaska liquefied natural gas facility. The total value of sales transactions we entered into during 2011 was $640 million. Our goal is $1.5 to $3 billion in divestitures from 2011 through 2013 and targeted acquisitions in core areas.

Strong new beginning, proud history

Marathon Oil was established in 1887 as an independent energy company and has gone through many transformations over the ensuing 125 years. We are proud of the way our employees stepped up to seamlessly re-launch Marathon Oil on June 30 as the newest, yet possibly oldest, independent energy company in the U.S. Their execution of our business plans created a competitive independent upstream company from day one, and led to operational and financial results that are outstanding by any measure. Their continued focus and dedication will be critical as we reshape Marathon Oil for profitable growth and value. We also remain committed to Living Our Values, as evidenced by our proactive outreach in the communities where we operate and in the way we conduct our business around the world.

Marathon Oil's board of directors has been an indispensable source of guidance and support during a year of change. We are grateful for their service. We also welcomed Pierre Brondeau and Linda Z. Cook to our board during 2011 and we look forward to their leadership and keen industry insights.

The entire Company is focused on our strategic priority of safe and reliable operations, while meeting production targets and delivering profitable growth. We have the assets, people, technology and resources to achieve our goals and deliver top quartile stockholder returns. We are excited about the opportunities and challenges that lie ahead of us in 2012 and beyond and are proud to represent Marathon Oil stockholders around the world.

Respectfully,

Clarence P. Cazalot Jr.

Clarence P. Cazalot Jr.
Chairman, President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2011

Commission file number 1-5153

Marathon Oil Corporation

(Exact name of registrant as specified in its charter)

Delaware	**25-0996816**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5555 San Felipe Street, Houston, TX 77056-2723
(Address of principal executive offices)
(713) 629-6600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $1.00	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of Common Stock held by non-affiliates as of June 30, 2011: $22,773 million. This amount is based on the closing price of the registrant's Common Stock on the New York Stock Exchange on that date. Shares of Common Stock held by executive officers and directors of the registrant are not included in the computation. The registrant, solely for the purpose of this required presentation, has deemed its directors and executive officers to be affiliates.

There were 703,925,642 shares of Marathon Oil Corporation Common Stock outstanding as of January 31, 2012.

Documents Incorporated By Reference:
Portions of the registrant's proxy statement relating to its 2012 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, are incorporated by reference to the extent set forth in Part III, Items 10-14 of this report.

MARATHON OIL CORPORATION

Unless the context otherwise indicates, references to "Marathon Oil," "we," "our," or "us" in this Annual Report on Form 10-K are references to Marathon Oil Corporation, including its wholly-owned and majority-owned subsidiaries, and its ownership interests in equity method investees (corporate entities, partnerships, limited liability companies and other ventures over which Marathon Oil exerts significant influence by virtue of its ownership interest).

Table of Contents

		Page
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	22
Item 1B.	Unresolved Staff Comments	28
Item 2.	Properties	28
Item 3.	Legal Proceedings	28
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	30
Item 6.	Selected Financial Data	31
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	32
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	51
Item 8.	Financial Statements and Supplementary Data	53
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	107
Item 9A.	Controls and Procedures	107
Item 9B.	Other Information	107
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	107
Item 11.	Executive Compensation	107
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	108
Item 13.	Certain Relationships and Related Transactions, and Director Independence	109
Item 14.	Principal Accounting Fees and Services	109
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	110
	SIGNATURES	116

DEFINITIONS

Throughout the following report, the following company or industry specific terms and abbreviations are used.

AMPCO – Atlantic Methanol Production Company LLC, a company in which we own a 45 percent equity interest.

AOSP – Athabasca Oil Sands Project, an oil sands mining, transportation and upgrading joint venture located in Alberta, Canada, in which we hold a 20 percent interest.

bbl – One stock tank barrel, which is 42 U.S. gallons liquid volume.

bbld – barrels per day.

bboe – Billion barrels of oil equivalent. Natural gas is converted to a boe based on the energy equivalent, which on a dry gas basis is six mcf of gas per one barrel of oil equivalent.

bcf – Billion cubic feet.

boe – Barrels of oil equivalent.

boed – Barrels of oil equivalent per day.

BOEMRE – United States Bureau of Ocean Energy Management, Regulation and Enforcement.

btu – British thermal unit, an energy equivalency measure.

DD&A – Depreciation, depletion and amortization.

Developed acreage – The number of acres which are allocated or assignable to producing wells or wells capable of production.

Development well – A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Downstream business – The refining, marketing and transportation (RM&T) operations, spun-off June 30, 2011 and now treated as discontinued operations.

Dry well – A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion.

EG – Equatorial Guinea.

EGHoldings – Equatorial Guinea LNG Holdings Limited, an LNG production company located in Equatorial Guinea in which we own a 60 percent equity interest.

E&P – Our Exploration and Production segment which explores for, produces and markets liquid hydrocarbons and natural gas on a worldwide basis.

EPA – Environmental Protection Agency.

Exit rate – The average daily rate of production from a well or group of wells in the last month of the period stated.

Exploratory well – A well drilled to find oil or gas in an unproved area, find a new reservoir in a field previously found to be productive in another reservoir, or extend a known reservoir.

FASB – Financial Accounting Standards Board.

Farmout – An assignment of an interest in a drilling location and related acreage conditional upon the drilling of a well on that location.

FPSO – Floating production, storage and offloading vessel.

IASB – International Accounting Standards Board.

IFRS – International Financial Reporting Standards.

IG – Our Integrated Gas segment which produces and markets products manufactured from natural gas, such as LNG and methanol, in EG.

IP – Average daily rate of production from a well in the initial 30 days of its operation, which may not be indicative of the rate of future production.

IRS – U.S. Internal Revenue Service.

KRG – Kurdistan Regional Government.

LNG – Liquefied natural gas.

LPG – Liquefied petroleum gas.

Marathon – The consolidated company prior to the June 30, 2011 spin-off of the downstream business.

Marathon Oil – The Company as it exists following the June 30, 2011 spin-off of the downstream business.

Marathon Petroleum Corporation (MPC) – The separate independent company which now owns and operates the downstream business.

mbbl – Thousand barrels.

mbbld – Thousand barrels per day.

mboe – Thousand barrels of oil equivalent.

mboed – Thousand barrels oil equivalent per day.

mcf – Thousand cubic feet.

mmbbl – Million barrels.

mmboe – Million barrels of oil equivalent.

mmbtu – Million British thermal units.

mmcfd – Million cubic feet per day.

mmt – Million metric tonnes.

mtd – Thousand metric tonnes per day.

Net acres or Net wells – The sum of the fractional working interests owned by us in gross acres or gross wells.

OPEC – Organization of Petroleum Exporting Countries.

OSM – Our Oil Sands Mining segment which mines, extracts and transports bitumen from oil sands deposits in Alberta, Canada, and upgrades the bitumen to produce and market synthetic crude oil and vacuum gas oil.

Productive well – A well that is not a dry well. Productive wells include producing wells and wells that are mechanically capable of production.

Proved reserves – Proved oil, natural gas and synthetic crude oil reserves are those quantities of oil, natural gas and synthetic crude oil, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible.

Proved developed reserves – Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.

Proved undeveloped reserves – Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

PSC – Production sharing contract.

Quest CCS – Quest Carbon Capture and Storage project at the AOSP in Alberta, Canada.

Reserve replacement ratio – A ratio which measures the amount of proved reserves added to our reserve base during the year relative to the amount of oil and gas produced.

Royalty interest – An interest in an oil or natural gas property entitling the owner to a share of oil or natural gas production free of costs of production.

SAGE – U.K. Scottish Area Gas Evacuation system composed of a pipeline and processing terminal.

SEC – U.S. Securities and Exchange Commission.

Seismic – An exploration method of sending energy waves or sound waves into the earth and recording the wave reflections to indicate the type, size, shape and depth of subsurface rock formation (3-D seismic provides three-dimensional pictures).

U.K. – United Kingdom.

Undeveloped acreage – Acreage on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

U.S. – United States of America.

U.S. GAAP – Accounting principles generally accepted in the U.S.

Working interest (WI) – The interest in a mineral property which gives the owner that share of production from the property. A working interest owner bears that share of the costs of exploration, development and production in return for a share of production. Working interests are typically burdened by overriding royalty interest or other interests.

WTI – West Texas Intermediate crude oil, an index price.

Disclosures Regarding Forward-Looking Statements

This Annual Report on Form 10-K, particularly Item 1. Business, Item 1A. Risk Factors, Item 3. Legal Proceedings, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 7A. Quantitative and Qualitative Disclosures about Market Risk, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements typically contain words such as "anticipate," "believe," "estimate," "expect," "forecast," "plan," "predict," "target," "project," "could," "may," "should," "would" or similar words, indicating that future outcomes are uncertain. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Forward-looking statements in this Report may include, but are not limited to, levels of revenues, income from operations, net income or earnings per share; levels of capital, exploration, environmental or maintenance expenditures; the success or timing of completion of ongoing or anticipated capital, exploration or maintenance projects; volumes of production or sales of liquid hydrocarbons, natural gas, and synthetic crude oil; levels of worldwide prices of liquid hydrocarbons and natural gas; levels of liquid hydrocarbon, natural gas and synthetic crude oil reserves; the acquisition or divestiture of assets; the effect of restructuring or reorganization of business components; the potential effect of judicial proceedings on our business and financial condition; levels of common share repurchases; and the anticipated effects of actions of third parties such as competitors, or federal, foreign, state or local regulatory authorities.

PART I

Item 1. Business

General

Marathon Oil Corporation was incorporated in 2001 and is an international energy company engaged in exploration and production, oil sands mining and integrated gas with operations in the United States, Angola, Canada, Equatorial Guinea, Indonesia, the Iraqi Kurdistan Region, Libya, Norway, Poland and the United Kingdom. We are based in Houston, Texas with our corporate headquarters at 5555 San Felipe Road, Houston, Texas 77056-2723 and a telephone number of (713) 629-6600.

On June 30, 2011, the spin-off of Marathon's downstream business was completed, creating two independent energy companies: Marathon Oil and MPC. Marathon shareholders at the close of business on the record date of June 27, 2011 received one share of MPC common stock for every two shares of Marathon common stock held. Fractional shares of MPC common stock were not distributed and any fractional share of MPC common stock otherwise issuable to a Marathon shareholder was sold in the open market on such shareholder's behalf, and such shareholder received a cash payment with respect to that fractional share. A private letter ruling received in June 2011 from the IRS affirmed the tax-free nature of the spin-off. Activities related to the downstream business have been treated as discontinued operations in all periods presented in this Annual Report on Form 10-K, with additional information in Item 8. Financial Statements and Supplementary Data – Note 3 to the consolidated financial statements.

Strategy and Results Summary

Assets within our three segments are at various stages in their lifecycle: base, growth or exploration. We have a stable group of base assets, which include our OSM and IG segments and E&P assets in Norway, Equatorial Guinea, Libya, the U.K. and the U.S. These assets generate much of the cash that will be available for investment in our growth assets and exploration projects. Growth assets are where we expect to make significant investment in order to realize oil and gas production and reserve increases. We are focused on U.S. liquid hydrocarbon growth by developing liquids-rich shale play positions, including most recently the establishment of a strong position in the core of the Eagle Ford shale play. In addition to the U.S. shale plays, growth assets include the development of Angola Block 31, our discoveries in the Iraqi Kurdistan Region, select Gulf of Mexico blocks and our Canadian in-situ assets. Our areas of exploration are Poland, the Iraqi Kurdistan Region, Norway and the Gulf of Mexico. We continually evaluate ways to optimize our portfolio through acquisitions and divestitures, with a previously stated goal of divesting between $1.5 and $3.0 billion of non-core assets between 2011 and 2013. Through January 2012, we closed such transaction having values of $640 million.

We ended 2011 with proved reserves of 1.8 bboe, an 10 percent increase over 2010. Average sales volumes were 219 mbbld of liquid hydrocarbon, 866 mmcfd of natural gas and 43 mbbld of synthetic crude oil, with 66 percent of our liquid hydrocarbon sales volumes from international operations, for which average realizations have exceeded WTI prices. We invested in the development of assets in all our segments, totaling $3.4 billion in capital expenditures related to continuing operations for the year, with $3 billion related to our E&P segment. We expect continued capital expenditures, primarily funded with cash flow from operations, in exploration and development activities in order to realize continued reserve and sales growth. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations-Outlook, for discussion of our $4.8 billion capital spending budget for 2012.

The above discussion of strategy and results includes forward-looking statements with respect to the goal of divesting between $1.5 and $3.0 billion of non-core assets between 2011 and 2013 and expected investment in exploration and development activities. Some factors that could potentially affect the divestiture of non-core assets and expected investment in exploration and development activities include changes in prices of and demand for liquid hydrocarbons and natural gas, actions of competitors, occurrence of acquisitions or dispositions of oil and natural gas properties, future financial condition and operating results, and economic, and/or regulatory factors affecting our businesses, the identification of buyers and the negotiation of acceptable prices and other terms, as well as other customary closing conditions. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

The map below illustrates the locations of our worldwide operations.



Base Assets
Growth Assets
Exploration

Segment and Geographic Information

For operating segment and geographic financial information, see Item 8. Financial Statements and Supplementary Data – Note 8 to the consolidated financial statements.

Exploration and Production Segment

In the discussion that follows regarding our exploration and production operations, references to net wells, sales or investment indicate our ownership interest or share, as the context requires.

We are engaged in oil and gas exploration, development and/or production activities in the United States, Angola, Canada, Equatorial Guinea, Indonesia, the Iraqi Kurdistan Region, Libya, Norway, Poland, and the United Kingdom.

Liquids-Rich Shale Plays

Eagle Ford – In the fourth quarter of 2011, we closed several acquisitions in the Eagle Ford shale play of south Texas for a total cash consideration of $4.5 billion. See Item 8. Financial Statements and Supplementary Data – Note 5 to the consolidated financial statements for additional information about these acquisitions.

Upon finalization of the 2011 Eagle Ford acquisition transactions, we will have just over 300,000 net acres in the Eagle Ford shale with an average working interest of approximately 80 percent. As of December 31, 2011, we had 14 operated drilling rigs active in the play, with plans to increase to 18 drilling rigs and 4 dedicated hydraulic fracturing crews by the end of 2012. Our plans include drilling and completing 200 – 230 gross (160 – 185 net) operated wells in 2012.

Including the impact of our fourth quarter 2011 acquisitions, annual net sales for 2011 were 2 mboed, with a December exit rate of 13 mboed. Our production from the Eagle Ford shale is either sold at the lease or moved via truck or pipeline to markets. We own and operate the Sugarloaf gathering system, a 42-mile natural gas pipeline through the heart of our recently purchased acreage in Karnes, Atascosa, and Bee Counties of south Texas. Our future production estimates will require additional markets, transportation, storage and plant processing to be either contracted or constructed and a variety of negotiations are underway with a goal of continued access to adequate infrastructure and markets. Key considerations in this development will be the timing of contract availability and efforts to receive optimal price based upon delivery location.

Bakken – We hold just over 400,000 net acres in the Bakken shale oil play in the Williston Basin of North Dakota and eastern Montana with an average working interest in the acreage of approximately 80 percent. Throughout 2011, we continued selective acreage acquisitions and leasing, adding approximately 40,000 net acres which expanded to a new prospect area. In 2011 we drilled 61 gross (55 net) operated wells and completed 71 gross (63 net) operated wells. We also moved from 20-stage to 30-stage hydraulic fracturing, which increases both production rates and estimated ultimate recovery from the wells. At December 31, 2011, we had 7 operated drilling rigs and 2 dedicated hydraulic fracturing crews in our Bakken shale program, and expect to add one more rig in 2012 to accomplish plans to drill 69 gross (53 net) and complete 72 – 84 gross (53 – 61 net) operated wells in 2012.

Our net sales from the Bakken shale averaged 17 mboed in 2011, a 36 percent increase over 2010, and our production exit rate for 2011 was 24 mboed. We sell our Bakken production into local markets predominately via trucking. A variety of negotiations are underway to provide adequate infrastructure and markets for our future estimated production levels, including the potential export of volumes from the regional markets via pipeline or rail projects.

Anadarko Woodford – In the Anadarko Woodford shale play in Oklahoma, we hold 160,000 net acres of which approximately 100,000 acres are held by production. In 2011, we executed an operated drilling program focused on the liquids-rich areas of the play, drilling 15 gross (11 net) exploration and 8 gross (6 net) development wells, of which 11 gross (9 net) wells were completed.

The Shi Randall well, in which we hold a 50 percent working interest, was completed in the third quarter of 2011. The Shi Randall had a gross IP of 455 bbld of liquid hydrocarbons and 6 mmcfd of natural gas, subject to pipeline constraints. It was one of the initial wells in the Knox area (southern Woodford) and is helping to prove up a prospective area where we have a strong acreage position.

The Anadarko Woodford shale averaged net sales of 2 mboed during 2011. In 2012, we plan to maintain our current level of 6 rigs and drill 35 – 40 gross (19 – 22 net) operated wells with more focus on development drilling. Outside-operated projects could add an additional 30 – 50 gross (6 – 10 net) wells. See below for additional discussion of our conventional, primarily natural gas production operations in Oklahoma.

DJ Basin – In 2010, we began leasing in the Niobrara play in the DJ Basin of northern Colorado and southeast Wyoming and built an acreage position of approximately 180,000 acres. In April 2011, we farmed-out a 30 percent undivided working interest retaining 70 percent and operatorship. See Item 8. Financial Statements and Supplementary Data – Note 6 to the consolidated financial statements for additional information regarding this transaction. As of December 31, 2011 we hold 151,000 net acres. In 2011, we drilled a total of 12 gross (7 net) operated wells, with four gross (two net) operated wells completed. We are currently operating 2 drilling rigs in the DJ Basin and expect to drill 25 – 35 gross (13 – 19 net) operated wells in 2012. Outside-operated projects could add an additional 25 – 35 gross (4 – 5 net) wells. We exited December with a net production rate of 86 boed. We have other natural gas assets in Colorado which are discussed below.

United States

Alaska – We produce natural gas in the Cook Inlet and adjacent Kenai Peninsula of Alaska where we have operated and outside-operated interests in 10 fields covering 118,000 net acres. In 2011, we drilled 1 operated well in the Ninilchik field and participated in 1 non-operated horizontal well in the McArthur River field, both in the Cook Inlet. Plans for 2012 include continued investments in production optimization and operational reliability.

Net natural gas sales from Alaska averaged 94 mmcfd in 2011. Typically, our natural gas sales from Alaska are seasonal in nature, trending down during the second and third quarters of each year and increasing during the fourth and first quarters. To manage supplies to meet contractual demand we produce and store natural gas in a partially depleted reservoir in the Kenai natural gas field.

Complementing our production operations in Alaska is our majority ownership in four operated natural gas pipelines totaling 140 miles. These are bidirectional systems providing transportation from multiple producers to numerous end users in and around the Cook Inlet.

Colorado – We hold leases of 8,700 net acres with natural gas production in the Piceance Basin of Colorado, located in the Greater Grand Valley field complex, with net sales of 20 mmcfd in 2011. Currently the field has 77 gross/net wells producing.

Oklahoma – We have long-established operated and non-operated conventional production operations in several Oklahoma fields from which 2011 sales averaged 2 mbbld of liquid hydrocarbons and 53 mmcfd of natural gas. In 2011 we participated in 7 gross (2 net), non-operated wells in the state. We also drilled 1 company operated well. Plans for 2012 include 11 gross (2 net) wells, targeting liquids.

Texas / North Louisiana / New Mexico – In east Texas and north Louisiana, we hold 184,000 net acres. Approximately 20,000 of the acres are in the Haynesville and Bossier natural gas shale plays. Most of the acreage in these shale plays is held by production. We participated in 3 gross (1 net) non-operated wells in the area during 2011. Conventional production was primarily from the Mimms Creek, Pearwood and Oletha fields, in 2011. Net sales from east Texas and north Louisiana averaged 7 mboed.

We also participate in several outside-operated Permian Basin fields in west Texas and New Mexico. Net sales from this area were 7 mboed in 2011. Activity in 2012 will center around carbon dioxide flood programs in the Seminole and Vacuum fields.

Wyoming – We hold 260,000 net acres in Wyoming and have almost 100 years of exploration and development in the state. We have ongoing enhanced oil recovery projects at the mature Bighorn Basin and Wind River Basin fields and initiated an additional enhanced recovery project at our 100 percent owned and operated Pitchfork field in 2011. We have conventional natural gas operations in the Greater Green River Basin and unconventional coal bed natural gas operations in the Powder River Basin. In 2011, we drilled 17 gross (17 net) operated development wells in Wyoming, which included five wellbore re-entries and plan 3 – 4 gross (3 – 4 net) operated wells in 2012. Our Wyoming sales averaged 17 mbbld of liquid hydrocarbons and 75 mmcfd of natural gas during 2011. In addition, we own and operate the 420-mile Red Butte Pipeline. This crude oil pipeline connects Silvertip Station on the Montana/Wyoming state line to Casper, Wyoming.

West Virginia / Pennsylvania – In the Appalachian Basin we hold 82,000 net acres in the Marcellus shale natural gas play in Pennsylvania and West Virginia. In February 2011, we entered into a joint venture on a large portion of our Marcellus shale acreage position. Under the agreement which ends in 2012, our joint venture partner will earn 50 percent of approximately 60,000 acres under a drilling carry and has an option to acquire our remaining acreage while we retain the rights to continue to market the acreage to others. In 2011, 2 gross (1 net) outside-operated wells were drilled with 1 gross (0.5 net) well awaiting completion. We expect to participate in 4 gross (2 net) wells in 2012.

Gulf of Mexico – Production

On December 31, 2011, we held material interests in seven producing fields, four of which are company-operated.

We operate and have a 65 percent working interest in the Ewing Bank Block 873 platform which is located 130 miles south of New Orleans, Louisiana. The platform started operations in 1994 and serves as a production hub for the Lobster, Oyster and Arnold fields on Ewing Bank blocks 873, 917 and 963. The facility also processes third-party production via subsea tie-backs.

We own a 50 percent working interest in the outside-operated Petronius field on Viosca Knoll Blocks 786 and 830 located 130 miles southeast of New Orleans, which includes six producing wells. The Petronius platform is capable of providing processing and transportation services to nearby third-party fields. During 2012, we plan to acquire seismic data in order to identify future drilling opportunities.

We hold a 30 percent working interest in the outside-operated Neptune field located on Atwater Valley Block 575, 120 miles off the coast of Louisiana. The development includes seven subsea wells tied back to a stand-alone platform. Additional drilling and recompletion activity is being considered for 2012.

We have a 100 percent operated working interest and an 81 percent net revenue interest in the Droshky development located on Green Canyon Block 244 off the coast of Louisiana. This development began production in mid-July of 2010 and reached peak net production of 45 mboed in the third quarter of 2010. The field will be produced to abandonment pressures which are expected to be reached in the first half of 2012.

We hold a 68 percent working interest in Ozona. Development of our operated Ozona prospect, located on Garden Banks Block 515, was delayed by the Drilling Moratorium (discussed below) and subsequent regulatory changes. In 2011, we completed the Ozona well as a single zone producer tied back to a non-operated host platform. First production began in late December 2011.

Average net sales for 2011 from the Gulf of Mexico were 30 mbbld of liquid hydrocarbons and 24 mmcfd of natural gas.

We also own a 34 percent outside-operated interest in the Neptune gas plant located onshore Louisiana. This high efficiency gas plant, which services four high pressure offshore and onshore pipelines, has a 650 mmcfd capacity.

Gulf of Mexico – Exploration

We have 21 prospects, 16 of which are operated in the Gulf of Mexico. As a result of an explosion and significant spill from a deepwater rig in the Gulf of Mexico, the U.S. Department of the Interior issued a drilling moratorium on May 30, 2010 ("Drilling Moratorium"), to suspend the drilling of deepwater wells, and prohibit drilling any new deepwater wells (defined as greater than 500 foot water depth). The Drilling Moratorium was lifted on October 12, 2010. Our first exploration plan approval was received in August 2011. In 2011, we received lease extensions for 26 blocks in the Gulf of Mexico which had been impacted by the Drilling Moratorium.

A successful deepwater oil discovery well was drilled on the Gunflint prospect located on Mississippi Canyon Block 948, 160 miles southeast of New Orleans in 2008. We own a 15.25 percent interest in this outside-operated prospect. Gunflint prospect appraisal wells were subject to the Drilling Moratorium. Drilling of the first appraisal well began in December 2011, and a second appraisal well is planned for mid-year 2012.

In the first quarter of 2009, we participated in a deepwater oil discovery on the Shenandoah prospect located on Walker Ridge Block 52. We own a 10 percent interest in this outside-operated prospect. The first appraisal well is planned for mid-year 2012.

In March 2011, we completed our evaluation of the Flying Dutchman exploratory well, located on Green Canyon Block 511. We determined that the options to develop were not viable and all well costs have been expensed.

In accordance with the federal government's Drilling Moratorium, we temporarily suspended drilling an exploratory well on the Innsbruck prospect located on Mississippi Canyon Block 993 at a depth of 19,800 feet as compared to a proposed total depth of 29,500 feet. In 2011, we received approval for our current exploration plan from the BOEMRE. We have contracted a rig for this project and drilling is expected to commence in the third quarter of 2012. In December 2011, we assigned a 40 percent interest in the portion of Mississippi Canyon Block 993 that includes Innsbruck, in exchange for a 30 percent non-operated interest in Green Canyon Blocks 403 and 404 in the Kilchurn prospect plus reimbursement of certain well costs incurred to date on Innsbruck. We now have a 45 percent working interest in Innsbruck and continue to operate the prospect. The operator commenced drilling on the Kilchurn prospect in December 2011.

In October 2011, we received approval of an exploration plan from the BOEMRE for the Key Largo prospect located on Walker Ridge Block 578. We have a 60 percent working interest and are the operator of this prospect. Drilling is expected in the second half of 2012.

Africa

Equatorial Guinea – We own a 63 percent operated working interest under a PSC in the Alba field which is offshore EG. During 2011, EG net liquid hydrocarbon sales averaged 38 mbbld, and net natural gas sales were 443 mmcfd. Planned maintenance in EG is scheduled for a 28-day period from late first quarter through early second quarter 2012, with operations expected to be completely shut down for eight of those days.

We hold a 63 percent operated working interest in the Deep Luba discovery on the Alba Block and we are the operator with a 90 percent interest in the Corona well on Block D. These wells are part of our long-term LNG strategy. We expect these discoveries to be developed when the natural gas supply from the nearby Alba field starts to decline.

We also own a 52 percent interest in Alba Plant LLC, an equity method investee that operates an onshore LPG processing plant located on Bioko Island. Alba field natural gas is processed by the LPG plant. Under a long-term contract at a fixed price per btu, the LPG plant extracts secondary condensate and LPG from the natural gas stream and uses the natural gas in its operations. During 2011, a gross 890 mmcfd of natural gas was supplied to the LPG production facility and 4 mbbld of secondary condensate and 11 mbbld of LPG were produced by Alba Plant LLC. Our share of the income ultimately generated by the subsequent export of secondary condensate and LPG produced by Alba Plant LLC is reflected in our E&P segment.

As part of our Integrated Gas segment, we own 45 percent of AMPCO and 60 percent of EGHoldings, both of which are accounted for as equity method investments. AMPCO operates a methanol plant and EGHoldings operates an LNG production facility, both located on Bioko Island. Dry natural gas from the Alba field, which remains after the condensate and LPG are removed by Alba Plant LLC, is supplied to both of these facilities under long-term contracts at fixed prices. Because of the location of and limited local demand for natural gas in Equatorial Guinea, we consider the prices under the contracts with Alba Plant LLC, AMPCO and EGHoldings to be comparable to the price that could be realized from transactions with unrelated parties in this market under the same or similar circumstances. Our share of the income ultimately generated by the subsequent export of methanol produced by AMPCO and LNG produced by EGHoldings is reflected in our Integrated Gas segment as discussed below. During 2011, a gross 127 mmcfd of dry natural gas was supplied to the methanol plant and a gross 668 mmcfd of dry gas was supplied to the LNG production facility. Any remaining dry gas is returned offshore and reinjected into the Alba field for later production.

Libya – Civil unrest, which began in February 2011 in parts of North Africa, escalated to armed conflict in Libya where we hold a 16 percent working interest in the Waha concessions, which encompass almost 13 million acres located in the Sirte Basin of eastern Libya. During the first quarter 2011, all production operations in Libya were suspended. In the fourth quarter of 2011, limited production resumed from the Waha concessions, but we made no deliveries of hydrocarbons. In January 2012, Libya produced 190 gross mbbld (25 net mbbld), and sales are planned to resume in the first quarter of 2012. The return of our operations in Libya to pre-conflict levels is unknown at this time; however, we and our partners in the Waha concessions are assessing the condition of our assets and determining when the full resumption of operations will be viable.

Angola – Offshore Angola, we hold 10 percent working interests in Blocks 31 and 32, both of which are outside-operated. The discoveries on Blocks 31 and 32 represent several potential development hubs. In 2008, we received approval to proceed with the first deepwater development project, called the PSVM development, which includes the Plutao, Saturno, Venus and Marte discoveries and one successful appraisal well in the northeastern portion of Block 31. The PSVM development will utilize an FPSO with a total of 48 production and injection wells. Development drilling began in 2010 and first production is anticipated in mid-2012. The potential for a second development hub on this block is being evaluated. Studies are underway to establish a development in the eastern part of Block 32 and to assess the development potential of the other discoveries. We anticipate at least one development on Block 32.

Europe

Norway – We operate 10 licenses and hold interests in over 249,000 net acres on the offshore Norwegian continental shelf. In 2011, net sales from Norway averaged 80 mbbld of liquid hydrocarbons and 42 mmcfd of gas.

The Alvheim development is comprised of the Kameleon, East Kameleon and Kneler fields, in which we have a 65 percent working interest, and the Boa field, in which we have a 58 percent working interest. It is produced to the Alvheim complex which consists of an FPSO with subsea infrastructure. In 2011, due to debottlenecking efforts, capacity of the FPSO increased to 86 mbbld net (149 mbbld gross). Produced oil is transported by shuttle tanker and produced natural gas is transported to the SAGE system by pipeline. At the end of 2011, the Alvheim development included 13 producing wells and two water disposal wells. An additional development well is planned in 2012.

The nearby outside-operated Vilje field, in which we own a 47 percent working interest, began producing through the Alvheim complex in August 2008. At the end of 2011, two wells were producing and an additional development, Vilje Sor had been approved. Production from Vilje Sor is estimated to begin near the end of 2013.

The Volund field, five miles south of the Alvheim FPSO was the second subsea development tied back to the Alvheim complex. The Volund development, in which we own a 65 percent operated working interest, consists of three production wells and one water injection well. First production from Volund was announced in September 2009. It initially functioned as a swing producer to allow us to maintain full capacity on the Alvheim FPSO until the second quarter of 2010 when we commenced full production. Drilling of an additional development well at Volund is planned for fourth quarter 2012, with first production scheduled in early 2013.

Also offshore Norway, are the Boyla (formerly Marihone) and Viper discoveries in which we hold a 65 percent operated working interest. The Boyla oil discovery is located in license PL340 about 12 miles south of the Volund and Alvheim fields. The Viper oil discovery is located in license PL203, immediately next to the Volund field in license PL150. Both discoveries are being evaluated for possible tie back to the Alvheim complex. An investment decision on Boyla could occur in the second quarter of 2012, with first production estimated to begin in the fourth quarter of 2014.

Exploration activities will continue in 2012 and 2013. The Velsemøy well is expected to begin drilling late in 2012 in license PL531 where we hold a 10 percent carried working interest. Drilling is expected to commence in the first quarter of 2013 on the Sverdrup well in license PL 330 where we hold a 30 percent operated working interest.

United Kingdom – Net sales from the U.K. averaged 21 mbbld of liquid hydrocarbons and 55 mmcfd of natural gas. Our largest asset in the U.K. sector of the North Sea is the Brae area complex where we are the operator and have a 42 percent working interest in the South, Central, North and West Brae fields and a 39 percent working interest in the East Brae field. The Brae Alpha platform and facilities host the South, Central and West Brae fields. The North Brae field, which is produced via the Brae Bravo platform, and the East Brae field, which is produced via the East Brae platform, are natural gas condensate fields. The East Brae platform also hosts the nearby Braemar field in which we have a 28 percent working interest. Two development wells were completed at West Brae in early 2011 and we continue to pursue Brae complex projects designed to maximize natural gas recovery and maintain deliverability rates to the U.K. market.

The strategic location of the Brae platforms, along with pipeline and onshore infrastructure, has generated third-party processing and transportation business since 1986. Currently, the operators of twenty-five third-party fields are contracted to use the Brae system and 73 mboed are being processed or transported through the Brae infrastructure. In 2011, we installed a new module to accommodate the tie back of the third-party operated Devenick field. In addition to generating processing and pipeline tariff revenue, this third-party business optimizes infrastructure usage.

The Brae group owns a 50 percent interest in the outside-operated SAGE system. The SAGE pipeline transports natural gas from the Brae area, and the third-party Beryl area, and has a total wet natural gas capacity of 1.1 bcf per day. The SAGE terminal at St. Fergus in northeast Scotland processes natural gas from the SAGE pipeline as well as approximately 1 bcf per day of third-party natural gas.

In the U.K. Atlantic Margin west of the Shetland Islands, we own an average 30 percent working interest in the outside-operated Foinaven area complex, consisting of a 28 percent working interest in the main Foinaven field, 47 percent working interest in East Foinaven and 20 percent working interest in the T35 and T25 fields. The export of Foinaven liquid hydrocarbons is via shuttle tanker from the FPSO to market. All natural gas sales are to the non-operated Magnus platform for use as injection gas. An upgrade of equipment on the FPSO is expected to extend the life of the fields through 2021. Additionally, the planned installation of replacement flowlines should secure the long-term integrity of the subsea infrastructure, but the related downtime is expected to cause a reduction in sales volumes in 2012. Average net sales from Foinaven were 12 mboed in 2011.

Poland – Between December 2009 and October 2010, we acquired eleven 5-year licenses, totaling 2.3 million gross acres. In 2011, we farmed-out to two companies an aggregate 49 percent undivided interest in ten of these licenses which will be earned through drilling. As of December 31, 2011, we hold a 51 percent working interest in these 10 concessions, a 100 percent interest in the remaining concession for a total of 1.2 million net acres. We are operator under all licenses. We are in the early stages of exploring and evaluating the full potential of these holdings. We drilled, cored and logged our first vertical exploratory well in late 2011 and are evaluating the data. In addition, we expect to complete proprietary 2-D seismic acquisitions in the first quarter of 2012. We have a drilling commitment of one well per license and plan to drill 6 – 7 gross (3 – 4 net) exploration wells in 2012.

Canada

We hold interests in both operated and outside-operated exploration stage oil sand leases in Alberta, Canada, which would be developed using in-situ methods of extraction. These leases cover approximately 143,000 gross acres (52,000 net) in four project areas: Namur, in which we hold a 60 percent operated interest; Birchwood, in which we hold a 100 percent operated interest; Ells River, in which we hold a 20 percent outside-operated interest and Saleski in which we hold a 33 percent outside-operated interest. Exploration on the Birchwood prospect continued in the winter of 2011-2012 with a seismic program and water well drilling. Approximately 100 stratigraphic test wells were drilled on the Birchwood prospect in the winter of 2010-2011 providing data for the ongoing assessment of reservoir quality. We expect sanction of a pilot project in 2013.

Other International

Iraqi Kurdistan Region – In October 2010, we acquired a position in four exploration blocks in the Iraqi Kurdistan Region. In aggregate, these contracts provide us with access to approximately 368,000 net acres. We signed PSCs for operatorship and 80 percent ownership in the Harir and Safen blocks northeast of Erbil. The KRG holds a 20 percent carried interest in these blocks. We have committed to a seismic program and to drilling one well on both Hafir and Safen during the initial three-year exploration period. We were assigned interests in two additional outside-operated blocks located north-northwest of Erbil: Atrush, in which we have a 16 percent ownership (the KRG holds a 4 percent carried interest), and Sarsang, in which we have a 20 percent interest (the KRG holds a 5 percent carried interest). In 2011, we announced the Atrush-1 discovery on the Atrush block and a second discovery, the Swara Tika-1 well on the Sarsang block. The Swara Tika-2, an appraisal well on the Sarsang block, commenced drilling in the fourth quarter of 2011. The Atrush-2, an appraisal well on the Atrush block, is planned for 2012. Planning is underway on extended well testing and early production systems, with first production expected in the fourth quarter of 2012.

Indonesia – We are the operator of three exploration licenses in Indonesia: the Pasangkayu block with a 70 percent interest, the Kumawa block with a 55 percent interest, and the Bone Bay block with a 55 percent interest. In 2011 and 2010, wells were drilled on the Bravo and Romeo prospects in the Pasangkayu block. These wells were expensed as dry holes. We have notified our joint venture partner and the Indonesian government that we intend to relinquish the PSC on the Pasangkayu block. Discussions continue and we are awaiting a government response. We are evaluating the Bone Bay and Kumawa blocks.

Acquisitions and Dispositions

As previously discussed, during 2011 we closed several acquisition transactions in the Eagle Ford shale play and farmed-out minority interests in our DJ Basin and Poland acreage. Also, in March 2011, we closed the sale of our outside-operated interests in the Gudrun field development and the Brynhild and Eirin exploration areas offshore Norway.

In October 2011, we entered into definitive agreements to sell our equity method interests in Poseidon Oil Pipeline Company, L.L.C. and Odyssey Pipeline L.L.C. and certain other oil pipeline interests including the Eugene Island Pipeline System. The transaction closed on January 3, 2012.

In December 2011 we sold our 25 percent interest in the Stones prospect located on Walker Ridge Block 508 to the operator. We also exchanged a 100 percent interest in Atwater Valley Block 398 in the Sandpiper prospect, for a 100 percent interest in Walker Ridge Block 577 in the Key Largo prospect and a 20 percent interest in Green Canyon Block 286 in the Hypnos prospect. After this transaction, we hold a 50 percent interest in Green Canyon Block 286 and a 100 percent interest in Walker Ridge Block 577.

See Item 8. Financial Statements and Supplementary Data – Note 5 to the consolidated financial statements for additional information about the acquisitions and Note 6 for additional information about the farm-outs and divestitures.

The above discussion of the E&P segment includes forward-looking statements with respect to anticipated future exploratory and development drilling activity, drilling rig activity in the U.S., planned maintenance downtime, timing of reaching abandonment pressures in Droshky, continued investments in Alaska, timing of first production from Vilje Sor, Boyla and Kurdistan, planned acquisition of seismic data for Petronius, plans to achieve first production from the PSVM development on Block 31 offshore Angola and other possible developments, plans to resume sales in Libya and the expected extension of the Foinaven fields. Some factors which could possibly affect these forward-looking statements include pricing, supply and demand for petroleum products, the amount of capital available for exploration and development, regulatory constraints, drilling rig availability, unforeseen hazards such as weather conditions, natural disasters, acts of war or terrorist acts and the governmental or military response, and other geological, operating and economic considerations. The foregoing forward-looking statements may be further affected by the inability to obtain or delay in obtaining necessary government and third-party approvals and permits. The offshore developments could further be affected by presently known data concerning size and character of reservoirs, economic recoverability, future drilling success and production experience. Predicted planned maintenance and FPSO downtime are good faith estimates and preliminary, and therefore, subject to change. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Productive and Drilling Wells

For our E&P segment, the following tables set forth gross and net productive wells and service wells as of December 31, 2011, 2010 and 2009 and drilling wells as of December 31, 2011.

	Productive Wells[a]							
	Oil		Natural Gas		Service Wells		Drilling Wells	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
2011								
United States	5,809	2,058	3,121	1,876	2,313	734	55	28
Equatorial Guinea	-	-	14	9	4	3	-	-
Other Africa[b]	-	-	-	-	1	-	-	-
Total Africa	-	-	14	9	5	3	-	-
Total Europe	73	31	40	16	28	10	2	1
Total Other International	-	-	-	-	-	-	1	-
Worldwide	5,882	2,089	3,175	1,901	2,346	747	58	29
2010								
United States	4,818	1,860	3,145	1,905	2,466	746		
Equatorial Guinea	-	-	13	9	5	3		
Other Africa	1,022	168	3	-	94	16		
Total Africa	1,022	168	16	9	99	19		
Total Europe	71	30	40	16	29	11		
Worldwide	5,911	2,058	3,201	1,930	2,594	776		
2009								
United States	4,806	1,788	5,158	3,569	2,447	734		
Equatorial Guinea	-	-	13	9	5	3		
Other Africa	976	160	-	-	91	15		
Total Africa	976	160	13	9	96	18		
Total Europe	67	27	44	18	27	10		
Worldwide	5,849	1,975	5,215	3,596	2,570	762		

(a) Of the gross productive wells, wells with multiple completions operated by us totaled 168, 164 and 170 as of December 31, 2011, 2010 and 2009. Information on wells with multiple completions operated by others is unavailable to us.

(b) As operations were resuming in Libya at December 31, 2011, an accurate count of productive wells was not possible; therefore no Libyan wells are included in this number. Production from Libya at December 31, 2011 was approximately 30 percent of the 45 mboed pre-conflict level.

Drilling Activity

For our E&P segment, the following table sets forth, by geographic area, the number of net productive and dry development and exploratory wells completed in each of the last three years.

	Development				Exploratory				Total
	Oil	Natural Gas	Dry	Total	Oil	Natural Gas	Dry	Total	
2011									
United States	46	17	3	66	37	4	1	42	108
Total Africa[(a)]	2	-	-	2	-	-	-	-	2
Total Europe	2	-	-	2	-	-	-	-	2
Total Other International	-	-	-	-	-	-	1	1	1
Worldwide	50	17	2	70	37	4	2	43	113
2010									
United States	35	46	1	82	20	11	3	34	116
Total Africa	5	-	-	5	1	-	-	1	6
Total Europe	2	-	-	2	-	-	-	-	2
Total Other International	-	-	-	-	1	-	1	2	2
Worldwide	42	46	1	89	22	11	4	37	126
2009									
United States	11	54	2	67	37	9	2	48	115
Total Africa	5	1	-	6	-	-	-	-	6
Total Europe	1	-	-	1	1	-	-	1	2
Worldwide	17	55	2	74	38	9	2	49	123

(a) Activity in Libya through February 2011.

Acreage

We believe we have satisfactory title to our properties in accordance with standards generally accepted in the industry; nevertheless, we can be involved in title disputes from time to time which may result in litigation. In the case of undeveloped properties, an investigation of record title is made at the time of acquisition. Drilling title opinions are usually prepared before commencement of drilling operations. Our title to properties may be subject to burdens such as royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the industry. In addition, our interests may be subject to obligations or duties under applicable laws or burdens such as net profits interests, liens related to operating agreements, development obligations or capital commitments under international PSCs or exploration licenses.

The following table sets forth, by geographic area, the gross and net developed and undeveloped exploration and production acreage held in our E&P segment as of December 31, 2011.

	Developed		Undeveloped		Developed and Undeveloped	
(In thousands)	Gross	Net	Gross	Net	Gross	Net
United States	1,620	1,215	1,449	1,143	3,069	2,358
Canada	-	-	143	55	143	55
Total North America	1,620	1,215	1,592	1,198	3,212	2,413
Equatorial Guinea	45	29	92	69	137	98
Other Africa	12,909	2,108	2,580	258	15,489	2,366
Total Africa	12,954	2,137	2,672	327	15,626	2,464
Total Europe	131	68	3,173	1,449	3,304	1,517
Other International	-	-	3,985	2,334	3,985	2,334
Worldwide	14,705	3,420	11,422	5,308	26,127	8,728

Of the 5.3 million net undeveloped acres held at December 31, 2011, 15 percent, 9 percent and 20 percent of those acres are under agreements scheduled to expire in the years 2012, 2013, and 2014.

Marketing Activities

Our E&P segment includes activities related to the marketing and transportation of substantially all of our liquid hydrocarbon and natural gas production. These activities include the transportation of production to market centers, the sale of commodities to third parties and storage of production. We balance our various sales, storage and transportation positions through what we call supply optimization, which can include the purchase of commodities from third parties for resale. Supply optimization serves to aggregate volumes in order to satisfy transportation commitments thereby optimizing transportation capacity and value and to achieve flexibility within product types and delivery points.

Oil Sands Mining Segment

We hold a 20 percent outside-operated interest in the AOSP, an oil sands mining joint venture located in Alberta, Canada. The joint venture produces bitumen from oil sands deposits in the Athabasca region utilizing mining techniques and upgrades the bitumen to synthetic crude oils. The AOSP's mining and extraction assets are located near Fort McMurray, Alberta and include the Muskeg River and the Jackpine mines. Gross design capacity of the combined mines is 255,000 (51,000 net to our interest) barrels of bitumen per day. As of December 31, 2011, we own or have rights to participate in developed and undeveloped leases totaling approximately 216,000 gross (43,000 net) acres. The underlying developed leases are held for the duration of the project, with royalties payable to the province of Alberta. The upgrading assets are located at Fort Saskatchewan, northeast of Edmonton, Alberta.

The five year AOSP Expansion 1 was completed in 2011. The Jackpine mine commenced production under a phased start-up in the third quarter of 2010 and began supplying oil sands ore to the base processing facility in the fourth quarter of 2010. The upgrader expansion was completed and commenced operations in the second quarter of 2011. Synthetic crude oil sales volumes for 2011 were 43 mbbld, with production of 38 mbbld. Phase one of debottlenecking opportunities was approved in 2011 and potential future expansions and additional debottlenecking opportunities remain under review.

Current AOSP operations use established processes to mine oil sands deposits from an open-pit mine, extract the bitumen and upgrade it into synthetic crude oils. Ore is mined using traditional truck and shovel mining techniques. The mined ore passes through primary crushers to reduce the ore chunks in size and is then sent to rotary breakers where the ore chunks are further reduced to smaller particles. The particles are combined with hot water to create slurry. The slurry moves through the extraction process where it separates into sand, clay and bitumen-rich froth. A solvent is added to the bitumen froth to separate out the remaining solids, water and heavy asphaltenes. The solvent washes the sand and produces clean bitumen that is required for the upgrader to run efficiently. The process yields a mixture of solvent and bitumen which is then transported from the mine to the Scotford upgrader via the approximately 300 mile Corridor Pipeline.

The bitumen is upgraded at Scotford using both hydrotreating and hydroconversion processes to remove sulfur and break the heavy bitumen molecules into lighter products. Blendstocks acquired from outside sources are utilized in the production of our saleable products. The upgrader produces synthetic crude oil and vacuum gas oil. The vacuum gas oil is sold to an affiliate of the operator under a long term contract at market-related prices, and the other products are sold in the marketplace.

As announced in the second quarter of 2011, the governments of Alberta and Canada have agreed to partially fund Quest CCS for 865 million Canadian dollars. Financing would be received over a period of 15 years, including development, construction and 10 years of operations. However, the funding is subject to conditions of achieving certain performance objectives. We expect a final investment decision on this project in 2012.

The above discussions include forward-looking statements with respect to Quest CCS. Some factors that could potentially affect these forward-looking statements include projected costs and satisfaction of remaining conditions necessary for final investment decision. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Reserves

Estimated Reserve Quantities

The following table sets forth estimated quantities of our net proved liquid hydrocarbon, natural gas and synthetic crude oil reserves based upon an unweighted average of closing prices for the first day of each month in the 12-month periods ended December 31, 2011, 2010 and 2009. Approximately 65 percent of our proved reserves are located in Organization for Economic Cooperation and Development ("OECD") countries.

Reserves are disclosed by continent, by country, if the proved reserves related to any geographic area, on an oil-equivalent barrel basis represent 15 percent or more of our total proved reserves. A geographic area can be an individual country, group of countries within a continent, or a continent.

	North America			Africa			Europe	
December 31, 2011	United States	Canada	Total	EG	Other	Total	Total	Grand Total
Proved Developed Reserves								
Liquid hydrocarbons *(mmbbl)*	141	-	141	78	179	257	84	482
Natural gas *(bcf)*	551	-	551	1,104	104	1,208	40	1,799
Synthetic crude oil *(mmbbl)*	-	623	623	-	-	-	-	623
Total proved developed reserves *(mmboe)*	233	623	856	262	196	458	91	1,405
Proved Undeveloped Reserves								
Liquid hydrocarbons *(mmbbl)*	138	-	138	39	61	100	13	251
Natural gas *(bcf)*	321	-	321	467	-	467	79	867
Total proved undeveloped reserves *(mmboe)*	191	-	191	117	61	178	26	395
Total Proved Reserves								
Liquid hydrocarbons *(mmbbl)*	279	-	279	117	240	357	97	733
Natural gas *(bcf)*	872	-	872	1,571	104	1,675	119	2,666
Synthetic crude oil *(mmbbl)*	-	623	623	-	-	-	-	623
Total proved reserves *(mmboe)*	424	623	1,047	379	257	636	117	1,800

	North America			Africa			Europe	
December 31, 2010	United States	Canada	Total	EG	Other	Total	Total	Grand Total
Proved Developed Reserves								
Liquid hydrocarbons *(mmbbl)*	124	-	124	86	180	266	89	479
Natural gas *(bcf)*	591	-	591	1,186	104	1,290	43	1,924
Synthetic crude oil *(mmbbl)*	-	433	433	-	-	-	-	433
Total proved developed reserves *(mmboe)*	222	433	655	284	198	482	96	1,233
Proved Undeveloped Reserves								
Liquid hydrocarbons *(mmbbl)*	49	-	49	33	59	92	10	151
Natural gas *(bcf)*	154	-	154	465	1	466	73	693
Synthetic crude oil *(mmbbl)*	-	139	139	-	-	-	-	139
Total proved undeveloped reserves *(mmboe)*	75	139	214	110	59	169	22	405
Total Proved Reserves								
Liquid hydrocarbons *(mmbbl)*	173	-	173	119	239	358	99	630
Natural gas *(bcf)*	745	-	745	1,651	105	1,756	116	2,617
Synthetic crude oil *(mmbbl)*	-	572	572	-	-	-	-	572
Total proved reserves *(mmboe)*	297	572	869	394	257	651	118	1,638

December 31, 2009	North America			Africa			Europe	
	United States	Canada	Total	EG	Other	Total	Total	Grand Total
Proved Developed Reserves								
Liquid hydrocarbons *(mmbbl)*	120	-	120	83	186	269	87	476
Natural gas *(bcf)*	652	-	652	1,102	107	1,209	50	1,911
Synthetic crude oil *(mmbbl)*	-	392	392	-	-	-	-	392
Total proved developed reserves *(mmboe)*	229	392	621	267	204	471	95	1,187
Proved Undeveloped Reserves								
Liquid hydrocarbons *(mmbbl)*	50	-	50	39	42	81	15	146
Natural gas *(bcf)*	168	-	168	586	-	586	59	813
Synthetic crude oil *(mmbbl)*	-	211	211	-	-	-	-	211
Total proved undeveloped reserves *(mmboe)*	78	211	289	136	42	178	25	492
Total Proved Reserves								
Liquid hydrocarbons *(mmbbl)*	170	-	170	122	228	350	102	622
Natural gas *(bcf)*	820	-	820	1,688	107	1,795	109	2,724
Synthetic crude oil *(mmbbl)*	-	603	603	-	-	-	-	603
Total proved reserves *(mmboe)*	307	603	910	403	246	649	120	1,679

The significant increase in proved reserves from 2010 to 2011 was primarily due to the Eagle Ford shale acquisitions. Also, synthetic crude oil reserves increased, primarily because of the inclusion of additional lease portions in the Jackpine mine and technical and economic reevaluations at year end.

The above estimated quantities of net proved liquid hydrocarbon and natural gas reserves are forward-looking statements and are based on a number of assumptions, including (among others) commodity prices, presently known physical data concerning size and character of the reservoirs, economic recoverability, technology developments, future drilling success, industry economic conditions, levels of cash flow from operations, production experience and other operating considerations. The above estimated quantities of synthetic crude oil reserves are forward-looking statements and are based on presently known physical data, economic recoverability and operating conditions. To the extent these assumptions prove inaccurate, actual recoveries and development costs could be different than current estimates. For additional details of the estimated quantities of proved reserves at the end of each of the last three years, see Item 8. Financial Statements and Supplementary Data – Supplementary Information on Oil and Gas Producing Activities.

Preparation of Reserve Estimates

Our estimation of economically producible volumes of liquid hydrocarbons and natural gas is a highly technical process performed primarily by in-house teams of reservoir engineers and geoscience professionals. All estimates of reserves are made in compliance with SEC Rule 4-10 of Regulation S-X. Liquid hydrocarbon, natural gas and synthetic crude oil reserve estimates are reviewed and approved by our Corporate Reserves Group, which includes our Director of Corporate Reserves and her staff of Coordinators. Reserve estimates are developed and reviewed by Qualified Reserve Estimators ("QRE"). QREs are engineers or geoscientists with a minimum of a Bachelor of Science degree in the appropriate technical field, have a minimum of three years of industry experience with at least one year in reserve estimation and have completed Marathon Oil's Qualified Reserve Estimator training course. The Reserve Coordinators review all reserve estimates for all fields with proved reserves greater than 3 mmboe at a minimum of once every three years. Any change to proved reserve estimates in excess of 2.5 mmboe on a total field basis, within a single month, must be approved by Corporate Reserves Group management. All other proved reserve changes must be approved by a Reserve Coordinator.

Our Director of Corporate Reserves, who reports to our Chief Financial Officer, has a Bachelor of Science degree in petroleum engineering and a Master of Business Administration. Her 37 years of experience in the industry include 26 with Marathon Oil. She is active in industry and professional groups, having served on the Society of Petroleum Engineers ("SPE") Oil and Gas Reserves Committee ("OGRC"), chairing in 2008 and 2009. As a member of the OGRC, she participated in the development of the Petroleum Resource Management System. She chaired the development of the OGRC comments on the SEC's proposed modernization of oil and gas reporting and was a member of the American Petroleum Institute's Ad Hoc group that provided comments on the same topic.

Estimates of synthetic crude oil reserves are prepared by GLJ Petroleum Consultants of Calgary, Canada, third-party consultants. Their reports for all years are filed as exhibits to this Annual Report on Form 10-K. The engineer responsible for the estimates of our oil sands mining reserves has 33 years of experience in petroleum engineering and has conducted surface mineable oil sands evaluations since 1986. He is a member of SPE, having served as regional director from 1998 through 2001 and is a registered Practicing Professional Engineer in the Province of Alberta.

Audits of Estimates

Third-party consultants are engaged to provide independent estimates for fields that comprise 80 percent of our total proved reserves over a rolling four-year period for the purpose of auditing the in-house reserve estimates. We met this goal for the four-year period ended December 31, 2011. We established a tolerance level of 10 percent such that initial estimates by the third-party consultants are accepted if they are within 10 percent of our internal estimates. Should the third-party consultants' initial analysis fail to reach our tolerance level, both our team and the consultants re-examine the information provided, request additional data and refine their analysis if appropriate. This resolution process is continued until both estimates are within 10 percent. This process did not result in significant changes to our reserve estimates in 2011 or 2009. There were no third-party audits performed in 2010.

During 2011, Netherland, Sewell & Associates, Inc. ("NSAI") prepared a Certification of December 31, 2010 reserves for the Alba field in Equatorial Guinea. The NSAI summary report is filed as an exhibit to this Annual Report on Form 10-K. The senior members of the NSAI team have over 50 years of industry experience between them, having worked for large, international oil and gas companies before joining NSAI. The team lead has a Master of Science in mechanical engineering and is a member of SPE. The senior technical advisor has a Bachelor of Science degree in geophysics and is a member of the Society of Exploration Geophysicists, the American Association of Petroleum Geologists and the European Association of Geoscientists and Engineers. Both are licensed in the state of Texas.

Ryder Scott Company ("Ryder Scott") performed audits of several of our fields in 2011 and 2009. Their summary report on audits performed in 2011 is filed as an exhibit to this Annual Report on Form 10-K. The team lead for Ryder Scott has over 20 years of industry experience, having worked for a major international oil and gas company before joining Ryder Scott. He has a Bachelor of Science degree in mechanical engineering, is a member of SPE and is a registered Professional Engineer in the state of Texas.

The Corporate Reserves Group also performs separate, detailed technical reviews of reserve estimates for significant fields that were acquired recently or for properties with other indicators such as excessively short or long lives, performance above or below expectations or changes in economic or operating conditions.

Changes in Proved Undeveloped Reserves

As of December 31, 2011, 395 mmboe of proved undeveloped reserves were reported, a decrease of 10 mmboe from December 31, 2010. The following table shows changes in total proved undeveloped reserves for 2011:

Beginning of year	405
Revisions of previous estimates	15
Improved recovery	1
Purchases of reserves in place	91
Extensions, discoveries, and other additions	49
Transfer to Proved Developed	(166)
End of year	395

Significant additions to proved undeveloped reserves during 2011 include 91 mmboe due to acreage acquisition in the Eagle Ford shale, 26 mmboe related to Anadarko Woodford shale development, 10 mmboe for development drilling in the Bakken shale play and 8 mmboe for additional drilling in Norway. Additionally, 139 mmboe were transferred from proved undeveloped to proved developed reserves due to startup of the Jackpine upgrader expansion in Canada. Costs incurred in 2011, 2010 and 2009 relating to the development of proved undeveloped reserves, were $1,107 million, $1,463 million and $792 million.

Projects can remain in proved undeveloped reserves for extended periods in certain situations such as behind-pipe zones where reserves will not be accessed until the primary producing zone depletes, large development projects which take more than five years to complete, and the timing of when additional gas compression is needed. Of the 395 mmboe of proved undeveloped reserves at year end 2011, 34 percent of the volume is associated with projects that have been included in proved reserves for more than five years. The majority of this volume is related to a compression project in Equatorial Guinea that was sanctioned by our Board of Directors in 2004 and is expected to be completed by 2016. Performance of this field has exceeded expectations, and estimates of initial dry gas in place increased by roughly 10 percent between 2004 and 2010. Production is not expected to experience a natural decline from facility-limited plateau production until 2014, or possibly 2015. The timing of the installation of compression is being driven by the reservoir performance.

Proved undeveloped reserves for the North Gialo project, located in the Libyan Sahara desert, were booked for the first time as proved undeveloped reserves in 2010. This project, which is anticipated to take more than five years to be developed, is being executed by the operator and encompasses a continuous drilling program including the design, fabrication and installation of extensive liquid handling and gas recycling facilities. In 2010, an engineering firm was awarded the front-end engineering and design activities. The remoteness of the North Gialo project is expected to extend the duration of project execution more than five years after the reserves were initially booked. For example, lead time for delivery of required highly specialized compressors is approximately 24 months. There are no other significant undeveloped reserves expected to be developed more than five years after their original booking.

As of December 31, 2011, future development costs estimated to be required for the development of proved undeveloped liquid hydrocarbon, natural gas and synthetic crude oil reserves for the years 2012 through 2016 are projected to be $2,023 million, $1,537 million, $1,229 million, $804 million, and $439 million.

The timing of future projects and estimated future development costs relating to the development of proved undeveloped liquid hydrocarbons, natural gas and synthetic crude oil reserves are forward-looking statements and are based on a number of assumptions, including (among others) commodity prices, presently known physical data concerning size and character of the reservoirs, economic recoverability, technology developments, future drilling success, industry economic conditions, levels of cash flow from operations, production experience and other operating considerations. To the extent these assumptions prove inaccurate, actual recoveries, timing and development costs could be different than current estimates.

Net Production Sold

	North America			Africa			Europe		
	United States	Canada[(a)]	Total	EG	Other	Total	Total	Disc. Ops[(b)]	Total
Year Ended December 31, 2011									
Liquid hydrocarbons *(mbbld)*[(c)]	75	-	75	38	5	43	101	-	219
Natural gas *(mmcfd)*[(d)(e)]	326	-	326	443	-	443	81	-	850
Synthetic crude oil *(mbbld)*	-	38	38	-	-	-	-	-	38
Total production sold *(mboed)*	129	38	167	112	5	117	115	-	399
Year Ended December 31, 2010									
Liquid hydrocarbons *(mbbld)*[(c)]	70	-	70	38	45	83	92	-	245
Natural gas *(mmcfd)*[(d)(e)]	364	-	364	405	4	409	87	-	860
Synthetic crude oil *(mbbld)*	-	24	24	-	-	-	-	-	24
Total production sold *(mboed)*	131	24	155	106	45	151	106	-	412
Year Ended December 31, 2009									
Liquid hydrocarbons *(mbbld)*[(c)]	64	-	64	42	45	87	92	5	248
Natural gas *(mmcfd)*[(d)(e)]	373	-	373	426	4	430	116	17	936
Total production sold *(mboed)*	126	-	126	113	46	159	111	7	403

(a) Before December 31, 2009, reserves related to OSM were not included in the SEC's definition of oil and gas producing activities; therefore, synthetic crude oil production of 27 mbbld is not reported for 2009.

(b) Our businesses in Ireland and Gabon were sold in 2009 and were reported as discontinued operations.

(c) Includes crude oil, condensate and natural gas liquids. The amounts correspond with the basis for fiscal settlements with governments, representing equity tanker liftings and direct deliveries of liquid hydrocarbons.

(d) U.S. natural gas volumes exclude volumes produced in Alaska that are stored for later sale in response to seasonal demand, although our reserves have been reduced by those volumes.

(e) Excludes volumes acquired from third parties for injection and subsequent resale.

Average Sales Price per Unit

(Dollars per unit)	North America			Africa			Europe		
	United States	Canada[a]	Total	EG	Other	Total	Total	Disc. Ops[b]	Total
Year Ended December 31, 2011									
Liquid hydrocarbons *(bbl)*	$ 92.55	-	$92.55	$67.70	$112.56	$73.21	$115.55	$ -	$99.37
Natural gas *(mcf)*	4.95	-	4.95	0.24	0.70	0.24	9.75	-	2.96
Synthetic crude oil *(bbl)*	-	91.65	91.65	-	-	-	-	-	91.65
Year Ended December 31, 2010									
Liquid hydrocarbons *(bbl)*	$ 72.30	-	$72.30	$50.57	$ 89.15	$71.71	$ 81.95	$ -	$75.73
Natural gas *(mcf)*	4.71	-	4.71	0.24	0.70	0.25	7.04	-	2.82
Synthetic crude oil *(bbl)*	-	71.06	71.06	-	-	-	-	-	71.06
Year Ended December 31, 2009									
Liquid hydrocarbons *(bbl)*	$ 54.67	-	$54.67	$38.06	$ 68.41	$53.91	$ 64.46	$56.47	$58.06
Natural gas *(mcf)*	4.14	-	4.14	0.24	0.70	0.25	4.84	8.54	2.52

(a) Before December 31, 2009, OSM was not included in the SEC's definition of oil and gas producing activities; therefore, synthetic crude oil prices are not reported for 2009.

(b) Our businesses in Ireland and Gabon were sold in 2009 and were reported as discontinued operations.

Average Production Cost per Unit[a]

(Dollars per boe)	North America			Africa			Europe		
	United States	Canada[b]	Total	EG	Other[c]	Total	Total	Disc. Ops[d]	Grand Total
Years ended December 31:									
2011	$ 16.42	$ 55.65	$25.68	$2.87	$17.16	$3.53	$8.24	$ -	$14.26
2010	14.16	65.15	22.36	2.81	4.18	3.23	7.49	-	11.54
2009	14.03	-	14.03	2.63	3.64	2.93	6.99	19.14	7.80

(a) Production, severance and property taxes are excluded from the production costs used in the calculation of this metric.

(b) Before December 31, 2009 OSM was not included in the SEC's definition of oil and gas producing activities; therefore, production costs are not reported for 2009. Production costs in 2010 include costs associated with a major turnaround and $64 million for a water abatement accrual in 2011.

(c) Production operations ceased in Libya in February 2011, but fixed costs continued to be incurred.

(d) Our businesses in Ireland and Gabon were sold in 2009 and were reported as discontinued operations.

Integrated Gas

Our integrated gas operations include natural gas liquefaction operations and methanol production operations. Also included in the financial results of the Integrated Gas segment are the costs associated with ongoing development of projects to link stranded natural gas resources with key demand areas.

We hold a 60 percent interest in EGHoldings, which is accounted for under the equity method of accounting. EGHoldings has a 3.7 mmta LNG production facility on Bioko Island in EG. LNG from the production facility is sold under a 3.4 mmta, or 460 mmcfd, sales and purchase agreement with a 17-year term ending in 2024. The purchaser under the agreement takes delivery of the LNG on Bioko Island, with pricing linked principally to the Henry Hub index, regardless of destination. This production facility allows us to monetize our natural gas reserves from the Alba field, as natural gas for the facility is purchased from the Alba field participants under a long-term natural gas supply agreement. Gross sales of LNG from this production facility totaled 4.1 mmt in 2011. Planned maintenance at the LNG production facility is scheduled for a 30 day period from late first quarter through early second quarter 2012, with operations expected to be completely shut down for 10 of those days. In 2011, we continued discussions with the government of EG and our partners regarding a potential second LNG production train on Bioko Island.

We own a 45 percent interest in AMPCO, which is accounted for under the equity method of accounting. AMPCO owns a methanol plant located on Bioko Island in Equatorial Guinea. Feedstock for the plant is supplied from our natural gas production from the Alba field. Gross sales of methanol from the plant totaled 1.04, 0.85 and 0.96 mmt in 2011, 2010 and 2009. Production from the plant is used to supply customers in Europe and the U.S.

We sold our 30 percent outside-operated interest in a natural gas liquefaction plant in Kenai Alaska in the third quarter of 2011 at which time our sales from this facility ceased.

The above discussion of the Integrated Gas segment contains forward-looking statements with respect to the planned maintenance and possible expansion of the LNG production facility in Equatorial Guinea. Factors that could potentially affect the possible expansion of the LNG production facility include partner and government approvals, access to sufficient natural gas volumes through exploration or commercial negotiations with other resource owners and access to sufficient regasification capacity. Predicted planned maintenance and downtime are good faith estimates and preliminary, and therefore, subject to change. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Competition and Market Conditions

Strong competition exists in all sectors of the oil and gas industry and, in particular, in the exploration for and development of new reserves. We compete with major integrated and independent oil and gas companies, as well as national oil companies, for the acquisition of oil and natural gas leases and other properties. We compete with these companies for the equipment and labor required to develop and operate those properties and in the marketing of oil and natural gas to end-users. Many of our competitors have financial and other resources greater than those available to us. Acquiring exploration opportunities frequently requires competitive bids involving front-end bonus payments or commitments-to-work programs. We also compete in attracting and retaining personnel, including petroleum engineers, geologists, geophysicists and other specialists. Based upon statistics compiled in the "2011 Global Upstream Performance Review" published by IHS Herold Inc., we rank tenth among U.S.-based petroleum companies on the basis of 2010 worldwide liquid hydrocarbon and natural gas production.

We also compete with other producers of synthetic and conventional crude oil for the sale of our synthetic crude oil to refineries primarily in North America. Additional synthetic crude oil projects are being contemplated by various competitors and, if undertaken and completed, these projects may result in a significant increase in the supply of synthetic crude oil to the market. Since not all refineries are able to process or refine synthetic crude oil in significant volumes, there can be no assurance that sufficient market demand will exist at all times to absorb our share of the synthetic crude oil production from the AOSP at economically viable prices.

Our operating results are affected by price changes in conventional and synthetic crude oil, natural gas and petroleum products, as well as changes in competitive conditions in the markets we serve. Generally, results from production and oil sands mining operations benefit from higher crude oil prices. Market conditions in the oil and gas industry are cyclical and subject to global economic and political events and new and changing governmental regulations. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Overview – Market Conditions for additional discussion of the impact of prices on our operations.

Environmental, Health and Safety Matters

The Health, Environmental, Safety and Corporate Responsibility Committee of our Board of Directors is responsible for overseeing our position on public issues, including environmental, health and safety matters. Our Corporate Health, Environment, Safety and Security organization has the responsibility to ensure that our operating organizations maintain environmental compliance systems that support and foster our compliance with applicable laws and regulations. Committees comprised of certain of our officers review our overall performance associated with various environmental compliance programs. We also have a Corporate Emergency Response Team which oversees our response to any major environmental or other emergency incident involving us or any of our properties.

Our businesses are subject to numerous laws and regulations relating to the protection of the environment, health and safety. These laws and regulations include the Occupational Safety and Health Act ("OSHA") with respect to the protection of health and safety of employees, the Clean Air Act ("CAA") with respect to air emissions, the Federal Water Pollution Control Act (also known as the Clean Water Act ("CWA") with respect to water discharges, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") with respect to releases and remediation of hazardous substances, the Oil Pollution Act of 1990 ("OPA-90") with respect to oil pollution and response, the National Environmental Policy Act with respect to evaluation of environmental impacts, the Endangered Species Act with respect to the protection of endangered or threatened species, the Resource Conservation and Recovery Act ("RCRA") with respect to solid and hazardous waste treatment, storage and disposal, and the U.S. Emergency Planning and Community Right-to-Know Act with respect to the dissemination of information relating to certain chemical inventories. In addition, many other states and countries in which where we operate have their own similar laws dealing with similar matters.

These laws and regulations could result in costs to remediate releases of regulated substances, including crude oil, into the environment, or costs to remediate sites to which we sent regulated substances for disposal. In some cases, these laws can impose liability for the entire cost of clean-up on any responsible party without regard to negligence or fault and impose liability on us for the conduct of others (such as prior owners or operators of our assets) or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them. New laws have been enacted and regulations are being adopted by various regulatory agencies on a continuing basis and the costs of compliance with these new rules can only be broadly appraised until their implementation becomes more defined. Based on regulatory trends, particularly with respect to the CAA and its implementing regulations, we have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of environmental laws and regulations. We believe that substantially all of our competitors must comply with similar environmental laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities, marketing areas and production processes.

For a discussion of environmental capital expenditures and costs of compliance for air, water, solid waste and remediation, see Item 3. Legal Proceedings and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies.

Air

In August 2011, the U.S. Environmental Protection Agency ("U.S. EPA") published proposed New Source Performance Standards ("NSPS") and National Emissions Standards for Hazardous Air Pollutants ("NESHAP") that will both amend existing NSPS and NESHAP standards for oil and gas facilities as well as create a new NSPS for oil and gas production, transmission and distribution facilities. If the proposed rules are finalized without substantial modification, compliance with the rules will result in an increase in costs of control, equipment and labor and require additional notification, monitoring, reporting and recordkeeping. The U.S. EPA is required to finalize this rule by April, 2012.

In July 2011, the U.S. EPA finalized a Federal Implementation Plan under the CAA that includes New Source Review ("NSR") regulations which apply to air emissions sources on Tribal Lands. This rule became effective on August 30, 2011, and requires the registration and/or pre-construction permitting of most of our facilities on Tribal Lands in Wyoming, Oklahoma and North Dakota. To minimize pre-construction delays in the near term, we entered into an Administrative Compliance and Consent Agreement ("Agreement") that temporarily suspended the requirement for pre-construction permits for facilities on Trial Lands in North Dakota as long as permit applications were filed in accordance with the Agreement. We cannot reasonably estimate the financial impact of these permitting requirements until the U.S. EPA finalizes its internal permitting procedures. The U.S. EPA has indicated that this rule will be finalized during the first half of 2012.

Climate Change

In 2010, the U.S. EPA promulgated rules that required us to monitor and submit an annual report on our greenhouse gas emissions. Further, state, national and international requirements to reduce greenhouse emissions are being proposed and in some cased promulgated. These requirements apply or could apply in countries in which we operate. Potential legislation and regulations pertaining to climate change could also affect our operations. The cost to comply with these laws and regulations cannot be estimated at this time. For additional information, see Item 1A. Risk Factors. As part of our commitment to environmental stewardship, we estimate and publicly report greenhouse gas emissions from our operations. We are working to continuously improve the accuracy and completeness of these estimates. In addition, we continuously strive to improve operational and energy efficiencies through resource and energy conservation where practicable and cost effective.

Hydraulic Fracturing

Hydraulic fracturing is a commonly used process that involves injecting water, sand, and small volumes of chemicals into the wellbore to fracture the hydrocarbon-bearing rock thousands of feet below the surface to facilitate higher flow of hydrocarbons into the wellbore. Hydraulic fracturing has been regulated at the state level through permitting and compliance requirements. State level initiatives in regions with substantial shale resources have been or may be proposed or implemented to further regulate hydraulic fracturing practices, limit water withdrawals and water use, require disclosure of fracturing fluid constituents, restrict which additives may be used, or implement temporary or permanent bans on hydraulic fracturing. In addition, the U.S. Congress has considered legislation that would require regulation affecting the hydraulic fracturing process. In the first quarter of 2010, the U.S. EPA announced its intention to conduct a comprehensive research study on the potential effects that hydraulic fracturing may have on water quality and public health. The U.S. EPA has begun preparation for the study and expects to issue an interim report in 2012 followed by a final report in 2014.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs in the production of oil and natural gas from the developing shale plays, or could make it more difficult to perform hydraulic fracturing. The adoption of any federal or state laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and gas wells and increased compliance costs, which could increase costs of our operations and cause considerable delays in acquiring regulatory approvals to drill and complete wells.

Remediation

The AOSP operations use established processes to mine deposits of bitumen from an open-pit mine, extract the bitumen and upgrade it into synthetic crude oils. Tailings are waste products created from the oil sands extraction process which are placed in ponds. The AOSP is required to reclaim its tailing ponds as part of its ongoing reclamation work. The reclamation process uses developing technology and there is an inherent risk that the current process may not be as effective or perform as required in order to meet the approved closure and reclamation plan. The AOSP continues to develop its current reclamation technology and continues to investigate alternate tailings management technologies. In February 2009, the Alberta Energy Resources Conservation Board ("ERCB") issued a Directive which more clearly defines criteria for managing oil sands tailings. The AOSP joint venture operator submitted tailings management papers to the ERCB for both mines setting forth plans to comply with the Directive which received approval, with conditions, in the second half of 2010. Further new regulations or failure to comply in a timely manner could result in additional cost to us.

Concentrations of Credit Risk

We are exposed to credit risk in the event of nonpayment by counterparties, a significant portion of which are concentrated in energy-related industries. The creditworthiness of customers and other counterparties is subject to continuing review, including the use of master netting agreements, where appropriate. For the years 2011, 2010 and 2009, transactions with MPC accounted for more than 10 percent of our annual revenues. The majority of those transactions occurred while MPC was a wholly-owned subsidiary. In addition, for the years 2010 and 2009, sales of crude oil to the Libyan National Oil Company accounted for more than 10 percent of our annual revenues. These transactions were restricted to sales of crude oil produced in Libya during those periods.

Trademarks, Patents and Licenses

We currently hold a number of U.S. and foreign patents and have various pending patent applications. Although in the aggregate our trademarks, patents and licenses are important to us, we do not regard any single trademark, patent, license or group of related trademarks, patents or licenses as critical or essential to our business as a whole.

Employees

We had 3,322 active, full-time employees as of December 31, 2011. We consider labor relations with our employees to be satisfactory. We have not had any work stoppages or strikes pertaining to our employees.

Executive Officers of the Registrant

The executive officers of Marathon Oil and their ages as of February 1, 2012, are as follows:

Clarence P. Cazalot, Jr.	61	Chairman, President and Chief Executive Officer
Janet F. Clark	57	Executive Vice President and Chief Financial Officer
David E. Roberts, Jr.	51	Executive Vice President and Chief Operating Officer
Eileen M. Campbell	54	Vice President, Public Policy
Steven P. Guidry	53	Vice President, Business Development
Sylvia J. Kerrigan	46	Vice President, General Counsel and Secretary
Michael K. Stewart	54	Vice President, Finance and Accounting, Controller and Treasurer
Howard J. Thill	52	Vice President, Investor Relations and Public Affairs

All of the executive officers have held responsible management or professional positions with Marathon Oil or its subsidiaries for more than the past five years.

- Mr. Cazalot was appointed chairman of the board of directors effective July 2011 and was appointed president and chief executive officer effective January 2002.
- Ms. Clark was appointed executive vice president effective January 2007. Ms. Clark joined Marathon Oil in January 2004 as senior vice president and chief financial officer.
- Mr. Roberts was appointed executive vice president and chief operating officer effective July 2011. Mr. Roberts joined Marathon in June 2006 as senior vice president, business development and was appointed executive vice president, upstream in April 2008.
- Ms. Campbell was appointed vice president, public policy effective June 2010. Prior to this appointment, Ms. Campbell was Vice President, Human Resources since October 2000.

- Mr. Guidry was appointed vice president, business development effective July 2011. Mr. Guidry previously served as regional vice president for our Libya operations from November 2008 to June 2011. Prior to the Libya assignment, Mr. Guidry was regional vice president for Marathon's North American Production Operations from August 2006 to November 2008.
- Ms. Kerrigan was appointed vice president, general counsel and secretary effective November 1, 2009. Prior to this appointment, Ms. Kerrigan was assistant general counsel since January 1, 2003.
- Mr. Stewart was appointed vice president, finance and accounting, controller and treasurer effective December 2011. Mr. Stewart previously served as vice president, accounting and controller from May 2006 to December 2011 and as controller from July 2005 to April 2006.
- Mr. Thill was appointed vice president, investor relations and public affairs effective January 2008. Mr. Thill was previously director of investor relations from April 2003 to December 2007.

Available Information

General information about Marathon Oil, including the Corporate Governance Principles and Charters for the Audit and Finance Committee, Compensation Committee, Corporate Governance and Nominating Committee and Health, Environmental, Safety and Corporate Responsibility Committee, can be found at www.marathonoil.com. In addition, our Code of Business Conduct and Code of Ethics for Senior Financial Officers are available at http://www.marathonoil.com/Investor_Center/.

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website as soon as reasonably practicable after the reports are filed or furnished with the SEC. These documents are also available in hard copy, free of charge, by contacting our Investor Relations office. Information contained on our website is not incorporated into this Annual Report on Form 10-K or other securities filings.

Item 1A. Risk Factors

We are subject to various risks and uncertainties in the course of our business. The following summarizes significant risks and uncertainties that may adversely affect our business, financial condition or results of operations.

A substantial or extended decline in liquid hydrocarbon or natural gas prices would reduce our operating results and cash flows and could adversely impact our future rate of growth and the carrying value of our assets.

Prices for liquid hydrocarbons and natural gas fluctuate widely. Our revenues, operating results and future rate of growth are highly dependent on the prices we receive for our liquid hydrocarbons and natural gas. Historically, the markets for liquid hydrocarbons and natural gas have been volatile and may continue to be volatile in the future. Many of the factors influencing prices of liquid hydrocarbons and natural gas are beyond our control. These factors include:

- worldwide and domestic supplies of and demand for liquid hydrocarbons and natural gas;
- the cost of exploring for, developing and producing liquid hydrocarbons and natural gas;
- the ability of the members of OPEC to agree to and maintain production controls;
- political instability or armed conflict in oil and natural gas producing regions;
- changes in weather patterns and climate;
- natural disasters such as hurricanes and tornados;
- the price and availability of alternative and competing forms of energy;
- domestic and foreign governmental regulations and taxes; and
- general economic conditions worldwide.

The long-term effects of these and other factors on the prices of liquid hydrocarbons and natural gas are uncertain.

Lower liquid hydrocarbon and natural gas prices may cause us to reduce the amount of these commodities that we produce, which may reduce our revenues, operating income and cash flows. Significant reductions in liquid hydrocarbon and natural gas prices could require us to reduce our capital expenditures or impair the carrying value of our assets.

Our offshore operations involve special risks that could negatively impact us.

Offshore exploration and development operations present technological challenges and operating risks because of the marine environment. Activities in deepwater areas may pose incrementally greater risks because of water depths that limit intervention capability and the physical distance to oilfield service infrastructure and service providers. Environmental remediation and other costs resulting from spills or releases may result in substantial liabilities.

Estimates of liquid hydrocarbon, natural gas and synthetic crude oil reserves depend on many factors and assumptions, including various assumptions that are based on conditions in existence as of the dates of the estimates. Any material changes in those conditions or other factors affecting those assumptions could impair the quantity and value of our liquid hydrocarbon, natural gas and synthetic crude oil reserves.

The proved reserve information included in this Report has been derived from engineering estimates. Estimates of liquid hydrocarbon and natural gas reserves were prepared by our in-house teams of reservoir engineers and geoscience professionals and were reviewed, on a selected basis, by our Corporate Reserves Group. The synthetic crude oil reserves estimates were prepared by GLJ Petroleum Consultants, a third-party consulting firm experienced in working with oil sands. Reserves were valued based on the unweighted average of closing prices for the first day of each month in the 12-month period ended December 31, 2011, as well as other conditions in existence at the date. Any significant future price change will have a material effect on the quantity and present value of our proved reserves. Future reserve revisions could also result from changes in governmental regulation, among other things.

Reserve estimation is a subjective process that involves estimating volumes to be recovered from underground accumulations of liquid hydrocarbons, natural gas and bitumen that cannot be directly measured. (Bitumen is mined and then upgraded into synthetic crude oil.) Estimates of economically producible reserves and of future net cash flows depend on a number of variable factors and assumptions, including:

- location, size and shape of the accumulation as well as fluid, rock and producing characteristics of the accumulation;
- historical production from the area, compared with production from other comparable producing areas;
- volumes of bitumen in-place and various factors affecting the recoverability of bitumen and its conversion into synthetic crude oil such as historical upgrader performance;
- the assumed effects of regulation by governmental agencies;
- assumptions concerning future operating costs, severance and excise taxes, development costs and workover and repair costs; and
- industry economic conditions, levels of cash flows from operations and other operating considerations.

As a result, different petroleum engineers, each using industry-accepted geologic and engineering practices and scientific methods, may produce different estimates of proved reserves and future net cash flows based on the same available data. Because of the subjective nature of such reserve estimates, each of the following items may differ materially from the amounts or other factors estimated:

- the amount and timing of production;
- the revenues and costs associated with that production; and
- the amount and timing of future development expenditures.

The discounted future net revenues from our proved liquid hydrocarbon, natural gas and synthetic crude oil reserves reflected in this Report should not be considered as the market value of the reserves attributable to our properties. As required by SEC Rule 4-10 of Regulation S-X, the estimated discounted future net revenues from our proved liquid hydrocarbon, natural gas and synthetic crude oil reserves are based on an unweighted average of closing prices for the first day of each month in the 12-month period ended December 31, 2011, and costs applicable at the date of the estimate, while actual future prices and costs may be materially higher or lower.

In addition, the 10 percent discount factor required by the applicable rules of the SEC to be used to calculate discounted future net revenues for reporting purposes is not necessarily the most appropriate discount factor based on our cost of capital and the risks associated with our business and the oil and natural gas industry in general.

If we are unsuccessful in acquiring or finding additional reserves, our future liquid hydrocarbon and natural gas production would decline, thereby reducing our cash flows and results of operations and impairing our financial condition.

The rate of production from liquid hydrocarbon and natural gas properties generally declines as reserves are depleted. Except to the extent we acquire interests in additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, optimize production performance, identify additional reservoirs not currently producing or secondary recovery reserves, our proved reserves will decline materially as liquid hydrocarbons and natural gas are produced. Accordingly, to the extent we are not successful in replacing the liquid hydrocarbons and natural gas we produce, our future revenues will decline. Creating and maintaining an inventory of prospects for future production depends on many factors, including:

- obtaining rights to explore for, develop and produce liquid hydrocarbons and natural gas in promising areas;
- drilling success;
- the ability to complete long lead-time, capital-intensive projects timely and on budget;
- the ability to find or acquire additional proved reserves at acceptable costs; and
- the ability to fund such activity.

Future exploration and drilling results are uncertain and involve substantial costs.

Drilling for liquid hydrocarbons and natural gas involves numerous risks, including the risk that we may not encounter commercially productive liquid hydrocarbon and natural gas reservoirs. The costs of drilling, completing and operating wells are often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

- unexpected drilling conditions;
- title problems;
- pressure or irregularities in formations;
- equipment failures or accidents;
- fires, explosions, blowouts and surface cratering;
- lack of access to pipelines or other transportation methods; and
- shortages or delays in the availability of services or delivery of equipment.

If we are unable to complete capital projects at their expected costs and in a timely manner, or if the market conditions assumed in our project economics deteriorate, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Delays or cost increases related to capital spending programs involving engineering, procurement and construction of facilities (including improvements and repairs to our existing facilities) could adversely affect our ability to achieve forecasted internal rates of return and operating results. Delays in making required changes or upgrades to our facilities could subject us to fines or penalties as well as affect our ability to supply certain products we produce. Such delays or cost increases may arise as a result of unpredictable factors, many of which are beyond our control, including:

- denial of or delay in receiving requisite regulatory approvals and/or permits;
- unplanned increases in the cost of construction materials or labor;
- disruptions in transportation of components or construction materials;
- adverse weather conditions, natural disasters or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors or suppliers;
- shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;
- market-related increases in a project's debt or equity financing costs; and
- nonperformance by, or disputes with, vendors, suppliers, contractors or subcontractors.

Any one or more of these factors could have a significant impact on our ongoing capital projects.

We may incur substantial capital expenditures and operating costs as a result of compliance with, and changes in environmental health, safety and security laws and regulations, and, as a result, our business, financial condition, results of operation and cash flows could be materially and adversely affected.

Our businesses are subject to numerous laws, regulations and other requirements relating to the protection of the environment, including those relating to the discharge of materials into the environment such as the venting or flaring of natural gas, waste management, pollution prevention, greenhouse gas emissions, as well as laws and regulations relating to public and employee safety and health and to facility security. We have incurred and may continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of these laws and regulations. To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of our products, our operating results will be adversely affected. The specific impact of these laws and regulations may vary depending on a number of factors, including the age and location of operating facilities and production processes. We may also be required to make material expenditures to modify operations, install pollution control equipment, perform site cleanups or curtail operations that could materially and adversely affect business, financial condition, results of operation and cash flows. We may become subject to liabilities that we currently do not anticipate in connection with new, amended or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination. In addition, any failure by us to comply with existing or future laws or regulations could result in civil penalties or criminal fines and other enforcement actions against us.

We believe it is likely that the scientific and political attention to issues concerning the extent, causes of and responsibility for climate change will continue, with the potential for further regulations that could affect our operations. Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of review, discussion or implementation in countries where we operate, including the U.S., Canada, and Norway, and the European Union. Our operations result in these greenhouse gas emissions. Through 2011, domestic legislative and regulatory efforts included proposed federal legislation and state actions to develop statewide or regional programs, each of which could impose reductions in greenhouse gas emissions. Further, in December 2011 at the Durban Climate Change Conference, countries such as the U.S., China and India, and the European Union agreed in principal to replace the Kyoto Protocol (which expires in 2012) with a new legally binding agreement. However, at this time it is not certain whether a legally binding resolution will be reached, what the terms of any agreement would be, or whether the U.S. Senate would ratify such an agreement. These actions could result in increased: (1) costs to operate and maintain our facilities, (2) capital expenditures to install new emission controls at our facilities, and (3) costs to administer and manage any potential greenhouse gas emissions or carbon trading or tax programs. These costs and capital expenditures could be material. Although uncertain, these developments could increase our costs, reduce the demand for liquid hydrocarbons and natural gas, and create delays in our obtaining air pollution permits for new or modified facilities.

Although there may be adverse financial impact (including compliance costs, potential permitting delays and potential reduced demand for liquid hydrocarbons or natural gas) associated with any legislation, regulation, or other action by the U.S. EPA, the extent and magnitude of that impact cannot be reliably or accurately estimated due to the fact that requirements have only recently been adopted and the present uncertainty regarding any additional measures and how they will be implemented. Private party litigation has also been brought against some emitters of greenhouse gas emissions.

The potential adoption of federal and state legislative and regulatory initiatives related to hydraulic fracturing could result in operating restrictions or delays in the completion of oil and gas wells.

Hydraulic fracturing is a commonly used process that involves injecting water, sand, and small volumes of chemicals into the wellbore to fracture the hydrocarbon-bearing rock thousands of feet below the surface to facilitate higher flow of hydrocarbons into the wellbore. The U.S. Congress has considered legislation that would require additional regulation affecting the hydraulic fracturing process. Consideration of new federal regulation and increased state oversight continues to arise. The U.S. EPA announced in the first quarter of 2010 its intention to conduct a comprehensive research study on the potential effects that hydraulic fracturing may have on water quality and public health. The U.S. EPA has begun preparation for the study and expects to issue an interim report in 2012 followed by a final report in 2014. In addition, various state-level initiatives in regions with substantial shale gas resources have been or may be proposed or implemented to further regulate hydraulic fracturing practices, limit water withdrawals and water use, require disclosure of fracturing fluid constituents, restrict which additives may be used, or implement temporary or permanent bans on hydraulic fracturing.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition, including litigation, to oil and gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs in the production of oil and natural gas, including from the developing shale plays, or could make it more difficult to perform hydraulic fracturing. The adoption of any federal or state laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and gas wells and increased compliance costs.

Worldwide political and economic developments could damage our operations and materially reduce our profitability and cash flows.

Local political and economic factors in global markets could have a material adverse effect on us. A total of 64 percent of our liquid hydrocarbon and natural gas sales volumes in 2011 was derived from production outside the U.S. and 64 percent of our proved liquid hydrocarbon and natural gas reserves as of December 31, 2011, were located outside the U.S. All of our synthetic crude oil production and proved reserves are located in Canada. We are, therefore, subject to the political, geographic and economic risks and possible terrorist activities attendant to doing business with suppliers located within or outside of the U.S. There are many risks associated with operations in countries and in global markets, such as Equatorial Guinea, Indonesia, Libya and the Iraqi Kurdistan Region, including:

- changes in governmental policies relating to liquid hydrocarbon, natural gas, bitumen or synthetic crude oil pricing and taxation;
- other political, economic or diplomatic developments and international monetary fluctuations;
- political and economic instability, war, acts of terrorism and civil disturbances;
- the possibility that a government may seize our property with or without compensation, may attempt to renegotiate or revoke existing contractual arrangements or may impose additional taxes or royalty burdens; and
- fluctuating currency values, hard currency shortages and currency controls.

Since January 2010, there have been varying degrees of political instability and public protests, including demonstrations which have been marked by violence, within some countries in the Middle East including Bahrain, Egypt, Libya, Syria, Tunisia and Yemen. Some political regimes in these countries are threatened or have changed as a result of such unrest. If such unrest continues to spread, conflicts could result in civil wars, regional conflicts, and regime changes resulting in governments that are hostile to the U.S. These may have the following results, among others:

- volatility in global crude oil prices which could negatively impact the global economy, resulting in slower economic growth rates and reduced demand for our products;
- negative impact on the world crude oil supply if transportation avenues are disrupted;
- security concerns leading to the prolonged evacuation of our personnel;
- damage to, or the inability to access, production facilities or other operating assets; and
- inability of our service and equipment providers to deliver items necessary for us to conduct our operations.

Continued hostilities in the Middle East and the occurrence or threat of future terrorist attacks could adversely affect the economies of the U.S. and other developed countries. A lower level of economic activity could result in a decline in energy consumption, which could cause our revenues and margins to decline and limit our future growth prospects. These risks could lead to increased volatility in prices for liquid hydrocarbons and natural gas. In addition, these risks could increase instability in the financial and insurance markets and make it more difficult for us to access capital and to obtain the insurance coverage that we consider adequate.

Actions of governments through tax and other legislation, executive order and commercial restrictions could reduce our operating profitability, both in the U.S. and abroad. The U.S. government can prevent or restrict us from doing business in foreign countries. These restrictions and those of foreign governments have in the past limited our ability to operate in, or gain access to, opportunities in various countries and will continue to do so in the future.

Many of our major projects and operations are conducted with partners, which may decrease our ability to manage risk.

We often enter into arrangements to conduct certain business operations, such oil and gas exploration and production, oil sands mining or pipeline transportation, with partners in order to share risks associated with those operations. However, these arrangements also may decrease our ability to manage risks and costs, particularly where we are not the operator. We could have limited influence over and control of the behaviors and performance of these operations. In addition, misconduct, fraud, noncompliance with applicable laws and regulations or improper activities by or on behalf of one or more of our partners could have a significant negative impact on our business and reputation.

Our operations are subject to business interruptions and casualty losses. We do not insure against all potential losses and therefore we could be seriously harmed by unexpected liabilities and increased costs.

Our exploration and production operations are subject to unplanned occurrences, including blowouts, explosions, fires, loss of well control, spills, hurricanes and other adverse weather, tsunamis, earthquakes, volcanic eruptions or nuclear or other disasters, labor disputes and accidents. Our oil sands mining operations are subject to business interruptions due to breakdown or failure of equipment or processes and unplanned events such as fires, earthquakes, explosions or other interruptions. These same risks can be applied to the third-parties which transport crude oil from our facilities. A prolonged disruption in the ability of any pipeline or vessels to transport crude oil could contribute to a business interruption or increase costs.

Our operations are also subject to the additional hazards of pollution, releases of toxic gas and other environmental hazards and risks. These hazards could result in serious personal injury or loss of human life, significant damage to property and equipment, environmental pollution, impairment of operations and substantial losses to us. Various hazards have adversely affected us in the past, and damages resulting from a catastrophic occurrence in the future involving us or any of our assets or operations may result in our being named as a defendant in one or more lawsuits asserting potentially large claims or in our being assessed potentially substantial fines by governmental authorities. We maintain insurance against many, but not all, potential losses or liabilities arising from operating hazards in amounts that we believe to be prudent. Uninsured losses and liabilities arising from operating hazards could reduce the funds available to us for capital, exploration and investment spending and could have a material adverse effect on our business, financial condition, results of operations and cash flows. Historically, we have maintained insurance coverage for physical damage and resulting business interruption to our major onshore and offshore facilities, with significant self-insured retentions. In the future, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, due to hurricane activity in recent years, the availability of insurance coverage for our offshore facilities for windstorms in the Gulf of Mexico region has been reduced or, in many instances, it is prohibitively expensive. As a result, our exposure to losses from future windstorm activity in the Gulf of Mexico region has increased.

Litigation by private plaintiffs or government officials could adversely affect our performance.

We currently are defending litigation and anticipate that we will be required to defend new litigation in the future. The subject matter of such litigation may include releases of hazardous substances from our facilities, privacy laws, antitrust laws or any other laws or regulations that apply to our operations. In some cases the plaintiff or plaintiffs seek alleged damages involving large classes of potential litigants, and may allege damages relating to extended periods of time or other alleged facts and circumstances. If we are not able to successfully defend such claims, they may result in substantial liability. We do not have insurance covering all of these potential liabilities. In addition to substantial liability, litigation may also seek injunctive relief which could have an adverse effect on our future operations.

In connection with our separation from MPC, MPC agreed to indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to protect us against the full amount of such liabilities, or that MPC's ability to satisfy its indemnification obligations will not be impaired in the future.

Pursuant to the separation and distribution agreement and the tax sharing agreement we entered into with MPC in connection with the spin-off, MPC agreed to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that MPC agreed to retain or assume, and there can be no assurance that the indemnification from MPC will be sufficient to protect us against the full amount of such liabilities, or that MPC will be able to fully satisfy its indemnification obligations. In addition, even if we ultimately succeed in recovering from MPC any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves.

The spin-off could result in substantial tax liability.

We obtained a private letter ruling from the IRS substantially to the effect that the distribution of shares of MPC common stock in the spin-off qualified as tax free to MPC, us and our stockholders for U.S. federal income tax purposes under Sections 355 and 368 and related provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). If the factual assumptions or representations made in the request for the private letter ruling prove to have been inaccurate or incomplete in any material respect, then we will not be able to rely on the ruling. Furthermore, the IRS does not rule on whether a distribution such as the spin-off satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling was based on representations by us that those requirements were satisfied, and any inaccuracy in those representations could invalidate the ruling. In connection with the spin-off, we also obtained an opinion of outside counsel, substantially to the effect that, the distribution of shares of MPC common stock in the spin-off qualified as tax free to MPC, us and our stockholders for U.S. federal income tax purposes under Sections 355 and 368 and related provisions of the Code. The opinion relied on, among other things, the continuing validity of the private letter ruling and various assumptions and representations as to factual matters made by MPC and us which, if inaccurate or incomplete in any material respect, would jeopardize the conclusions reached by such counsel in its opinion. The opinion is not binding on the IRS or the courts, and there can be no assurance that the IRS or the courts would not challenge the conclusions stated in the opinion or that any such challenge would not prevail.

If, notwithstanding receipt of the private letter ruling and opinion of counsel, the spin-off were determined not to qualify under Section 355 of the Code, each U.S. holder of our common stock who received shares of MPC common stock in the spin-off would generally be treated as receiving a taxable distribution of property in an amount equal to the fair market value of the shares of MPC common stock received. That distribution would be taxable to each such stockholder as a dividend to the extent of our accumulated earnings and profits as of the effective date of the spin-off. For each such stockholder, any amount that exceeded those earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder's tax basis in its shares of our common stock with any remaining amount being taxed as a capital gain. We would be subject to tax as if we had sold all the outstanding shares of MPC common stock in a taxable sale for their fair market value and would recognize taxable gain in an amount equal to the excess of the fair market value of such shares over our tax basis in such shares.

Under the terms of the tax sharing agreement we entered into with MPC in connection with the spin-off, MPC is generally responsible for any taxes imposed on MPC or us and our subsidiaries in the event that the spin-off and/or certain related transactions were to fail to qualify for tax-free treatment as a result of actions taken, or breaches of representations and warranties made in the tax sharing agreement, by MPC or any of its affiliates. However, if the spin-off and/or certain related transactions were to fail to qualify for tax-free treatment because of actions or failures to act by us or any of our affiliates, we would be responsible for all such taxes.

We may issue preferred stock whose terms could dilute the voting power or reduce the value of Marathon Oil common stock.

Our restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over Marathon Oil common stock respecting dividends and distributions, as our Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Marathon Oil common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The location and general character of our principal liquid hydrocarbon and natural gas properties, oil sands mining properties and facilities, and other important physical properties have been described by segment under Item 1. Business. Except for oil and gas producing properties, including oil sands mines, which generally are leased, or as otherwise stated, such properties are held in fee. The plants and facilities have been constructed or acquired over a period of years and vary in age and operating efficiency. At the date of acquisition of important properties, titles were examined and opinions of counsel obtained, but no title examination has been made specifically for the purpose of this document. The properties classified as owned in fee generally have been held for many years without any material unfavorably adjudicated claim.

Net liquid hydrocarbon, natural gas, and synthetic crude oil sales volumes are set forth in Item 8. Financial Statements and Supplementary Data – Supplemental Statistics. Estimated net proved liquid hydrocarbon, natural gas and synthetic crude oil reserves are set forth in Item 8. Financial Statements and Supplementary Data – Supplementary Information on Oil and Gas Producing Activities – Estimated Quantities of Proved Oil and Gas Reserves. The basis for estimating these reserves is discussed in Item 1. Business – Reserves.

Item 3. Legal Proceedings

We are defendant in a number of lawsuits arising in the ordinary course of business, including, but not limited to, royalty claims, contract claims and environmental claims. While the ultimate outcome and impact to us cannot be predicted with certainty, we believe that the resolution of these proceedings will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. Certain of these matters are discussed below.

Litigation

In March 2011, Noble Drilling (U.S.) LLC ("Noble") filed a lawsuit against us in the District Court of Harris County, Texas alleging, among other things, breach of contract, breach of the duty of good faith and fair dealing, and negligent misrepresentation, relating to a multi-year drilling contract for a newly constructed drilling rig to be deployed in the U.S. Gulf of Mexico. We filed an answer in April 2011, contending, among other things, failure to perform, failure to comply with material obligations, failure to mitigate alleged damages and that Noble failed to provide the rig according to the operating, performance and safety requirements specified in the drilling contract. Noble is seeking an unspecified amount of damages. We are vigorously defending this litigation. The ultimate outcome of this lawsuit, including any financial effect on us, remains uncertain. We do not believe an estimate of a reasonably probable loss (or range of loss) can be made for this lawsuit at this time.

Environmental Proceedings

The following is a summary of proceedings involving us that were pending or contemplated as of December 31, 2011, under federal and state environmental laws. Except as described herein, it is not possible to predict accurately the ultimate outcome of these matters; however, management's belief set forth in the first paragraph under Legal Proceedings above takes such matters into account.

Claims under CERCLA and related state acts have been raised with respect to the clean-up of various waste disposal and other sites. CERCLA is intended to facilitate the clean-up of hazardous substances without regard to fault. Potentially responsible parties ("PRP") for each site include present and former owners and operators of, transporters to and generators of the substances at the site. We had been identified as a PRP at five CERCLA waste sites, however, after the June 30, 2011 spin-off of our downstream business, MPC has indemnified Marathon and retained liability for all of these sites.

As of December 31, 2011, we have identified 20 sites where remediation is being sought under other environmental statutes, both federal and state, or where private parties are seeking remediation through discussions or litigation. Based on currently available information, which is in many cases preliminary and incomplete, we believe that liability for clean-up and remediation costs in connection with these sites will be less than $25 million.

We have been working with the North Dakota Department of Health to resolve voluntary disclosures we made in 2009 relating to potential Clean Air Act violations relating to our operations on state lands in the Bakken shale. The amount of the potential fine is estimated to be $100,000.

The projected liability for clean-up and remediation provided in the preceding paragraph is a forward-looking statement. To the extent that our assumptions prove to be inaccurate, future expenditures may differ materially from those stated in the forward-looking statement.

SEC Investigation Relating to Libya

On May 25, 2011, we received a subpoena issued by the SEC requiring production of documents related to payments made to the government of Libya, or to officials and persons affiliated with officials of the government of Libya. We have been and intend to continue cooperating with the SEC in its investigation.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market on which Marathon Oil common stock is traded is the New York Stock Exchange ("NYSE"). As of January 31, 2012, there were 46,783 registered holders of Marathon Oil common stock.

The following table reflects high and low sales prices for Marathon Oil common stock and the related dividend per share by quarter for the past two years:

	2011*			2010		
Dollars per share	High Price	Low Price	Dividends	High Price	Low Price	Dividends
Quarter 1	$ 53.31	$ 37.34	$ 0.25	$ 32.85	$ 28.04	$ 0.24
Quarter 2	54.17	49.06	0.25	34.11	30.19	0.25
Quarter 3	34.07	21.58	0.15	34.98	30.21	0.25
Quarter 4	29.34	20.27	0.15	37.03	33.07	0.25
Full Year	$ 54.17	$ 20.27	$ 0.80	$ 37.03	$ 28.04	$ 0.99

* On June 30, 2011, we completed the spin-off our downstream business. The June 30, 2011 closing price of our common stock on the NYSE was $52.68. On July 1, 2011, the opening price of our common stock on the NYSE was $32.95. Our quarterly dividend was also adjusted to $0.15 per share.

Dividends

Our Board of Directors intends to declare and pay dividends on Marathon Oil common stock based on the financial condition and results of operations of Marathon Oil Corporation, although it has no obligation under Delaware law or the Restated Certificate of Incorporation to do so. In determining the dividend policy with respect to Marathon Oil common stock, the Board will rely on the consolidated financial statements of Marathon Oil. Dividends on Marathon Oil common stock are limited to our legally available funds.

On January 27, 2012, we announced a 13 percent increase in our quarterly dividend to $0.17 per share.

Issuer Purchases of Equity Securities

The following table provides information about purchases by Marathon Oil and its affiliated purchaser during the quarter ended December 31, 2011, of equity securities that are registered by Marathon Oil pursuant to Section 12 of the Securities Exchange Act of 1934:

	Column (a)	Column (b)	Column (c)	Column (d)
Period	Total Number of Shares Purchased[(a)]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[(c)]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[(c)]
10/01/11 – 10/31/11	6,217	$20.84	-	$ 1,780,609,536
11/01/11 – 11/30/11	12,748	$25.03	-	$ 1,780,609,536
12/01/11 – 12/31/11	40,420[(b)]	$27.21	-	$ 1,780,609,536
Total	59,385	$26.08	-	

(a) 26,396 shares of restricted stock were delivered by employees to Marathon Oil, upon vesting, to satisfy tax withholding requirements.

(b) 32,989 shares were repurchased in open-market transactions to satisfy the requirements for dividend reinvestment under the Marathon Oil Corporation Dividend Reinvestment and Direct Stock Purchase Plan (the "Dividend Reinvestment Plan") by the administrator of the Dividend Reinvestment Plan. Shares needed to meet the requirements of the Dividend Reinvestment Plan are either purchased in the open market or issued directly by Marathon Oil.

(c) We announced a share repurchase program in January 2006, and amended it several times in 2007 for a total authorized program of $5 billion. As of December 31, 2011, 78 million common shares had been acquired at a cost of $3,222 million, which includes transaction fees and commissions that are not reported in the table above. Of this total, 66 million shares had been acquired at a cost of $2,922 million prior the spin-off of the downstream business (see Item 8. Financial Statements and Supplementary Data—Note 3 to the consolidated financial statements).

Item 6. Selected Financial Data

(Dollars in millions, except as noted)	2011[b]	2010[c]	2009[d]	2008[d][e]	2007[d][f][g]
Statement of Income Data[a]					
Revenues	$ 14,663	$ 11,690	$ 8,524	$ 13,162	$ 8,569
Income from continuing operations	1,707	1,882	716	2,192	1,699
Net income	2,946	2,568	1,463	3,528	3,956
Per Share Data					
Basic :					
Income from continuing operations	$ 2.40	$ 2.65	$ 1.01	$ 3.09	$ 2.46
Net income	$ 4.15	$ 3.62	$ 2.06	$ 4.97	$ 5.73
Diluted :					
Income from continuing operations	$ 2.39	$ 2.65	$ 1.01	$ 3.08	$ 2.44
Net income	$ 4.13	$ 3.61	$ 2.06	$ 4.95	$ 5.69
Statement of Cash Flows Data[a]					
Additions to property, plant and equipment related to continuing operations	$ 3,295	$ 3,536	$ 3,349	$ 4,202	$ 2,354
Dividends paid	567	704	679	681	637
Dividends per share	$ 0.80	$ 0.99	$ 0.96	$ 0.96	$ 0.92
Balance Sheet Data as of December 31:					
Total assets	$ 31,371	$ 50,014	$ 47,052	$ 42,686	$ 42,746
Total long-term debt, including capitalized leases	4,674	7,601	8,436	7,087	6,084

(a) Our downstream business was spun-off on June 30, 2011. Previous periods have been recast to reflect the business in discontinued operations (see Item 8. Financial Statements and Supplementary Data – Note 3 to the consolidated financial statements).

(b) Includes impairments of $310 million primarily related to E&P segment assets (see Item 8. Financial Statements and Supplementary Data – Note 15 to the consolidated financial statements).

(c) Includes impairments of $447 million primarily related to E&P segment assets (see Item 8. Financial Statements and Supplementary Data – Note 15 to the consolidated financial statements).

(d) Our businesses in Ireland and Gabon were sold in 2009. Previous periods have been recast to reflect these businesses in discontinued operations.

(e) Includes a $1,412 million impairment of goodwill related to the OSM reporting unit.

(f) On October 18, 2007, we completed the acquisition of all the outstanding shares of Western Oil Sands Inc.

(g) Effective May 1, 2007, we no longer consolidate EGHoldings and our investment in EGHoldings is accounted for under the equity method of accounting; therefore, EGHoldings' additions to property, plant and equipment subsequent to April 2007 are not included in our additions to property, plant and equipment related to continuing operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We are an international energy company with operations in the U.S., Canada, Africa, the Middle East and Europe. Our operations are organized into three reportable segments:

- E&P which explores for, produces and markets liquid hydrocarbons and natural gas on a worldwide basis.
- OSM which mines, extracts and transports bitumen from oil sands deposits in Alberta, Canada, and upgrades the bitumen to produce and market synthetic crude oil and vacuum gas oil.
- IG which produces and markets products manufactured from natural gas, such as LNG and methanol, in EG.

Certain sections of Management's Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements concerning trends or events potentially affecting our business. These statements typically contain words such as "anticipates," "believes," "estimates," "expects," "targets," "plans," "projects," "could," "may," "should," "would" or similar words indicating that future outcomes are uncertain. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, which could cause future outcomes to differ materially from those set forth in forward-looking statements. For additional risk factors affecting our business, see Item 1A. Risk Factors in this Annual Report on Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the information under Item 1. Business, Item 1A. Risk Factors and Item 8. Financial Statements and Supplementary Data found in this Annual Report on Form 10-K.

Spin-off Downstream Business

On June 30, 2011, the spin-off of Marathon's downstream business was completed, creating two independent energy companies: Marathon Oil and MPC. Marathon shareholders at the close of business on the record date of June 27, 2011 received one share of MPC common stock for every two shares of Marathon common stock held. Fractional shares of MPC common stock were not distributed and any fractional share of MPC common stock otherwise issuable to a Marathon shareholder was sold in the open market on such shareholder's behalf, and such shareholder received a cash payment with respect to that fractional share. A private letter tax ruling received in June 2011 from the IRS affirmed the tax-free nature of the spin-off. Activities related to the downstream business have been treated as discontinued operations in all periods presented in this Annual Report on Form 10-K (see Item 8. Financial Statements and Supplementary Data—Note 3 to the consolidated financial statements for additional information).

Overview – Market Conditions

Exploration and Production

Prevailing prices for the various grades of crude oil and natural gas that we produce significantly impact our revenues and cash flows. Prices of crude oil have been volatile in recent years. In 2011, crude prices increased over 2010 levels, with increases in Brent averages outstripping those in WTI. During much of 2010, both WTI and Brent crude oil monthly average prices remained in the \$75 to \$85 per barrel range. Crude oil prices reached a low of \$33.98 in February 2009, following global demand declines in an economic recession, but recovered quickly ending 2009 at \$79.36. The following table lists benchmark crude oil and natural gas price annual averages for the past three years.

Benchmark	2011	2010	2009
WTI crude oil *(Dollars per bbl)*	$ 95.11	$ 79.61	$ 62.09
Brent (Europe) crude oil *(Dollars per bbl)*	111.26	79.51	61.49
Henry Hub natural gas *(Dollars per mmbtu)*[(a)]	$ 4.04	$ 4.39	$ 3.99

(a) Settlement date average.

Our U.S. crude oil production was approximately 58 percent sour in 2011 and 68 percent in 2010. Sour crude contains more sulfur than light sweet WTI does. Sour crude oil also tends to be heavier than light sweet crude oil and sells at a discount to light sweet crude oil because of higher refining costs and lower refined product values. Our international crude oil production is relatively sweet and is generally sold in relation to the Brent crude benchmark. The differential between WTI and Brent average prices widened significantly in 2011 to \$16.15 in comparison to differentials of less than \$1.00 in 2010 and 2009.

A significant portion of our natural gas production in the lower 48 states of the U.S. is sold at bid-week prices or first-of-month indices relative to our specific producing areas. Average settlement date Henry Hub natural gas prices have been relatively stable for the periods of this report; however, a decline began in September 2011 which has continued in 2012 with February averaging $2.68 per mmbtu. Should U.S. natural gas prices remain depressed, an impairment charge related to our natural gas assets may be necessary.

Our other major natural gas-producing regions are Europe and EG. Natural gas prices in Europe have been significantly higher than in the U.S. In the case of EG our natural gas sales are subject to term contracts, making realized prices less volatile. The natural gas sales from EG are at fixed prices; therefore, our worldwide reported average natural gas realized prices may not fully track market price movements.

Oil Sands Mining

OSM segment revenues correlate with prevailing market prices for the various qualities of synthetic crude oil we produce. Roughly two-thirds of the normal output mix will track movements in WTI and one-third will track movements in the Canadian heavy sour crude oil marker, primarily Western Canadian Select. Output mix can be impacted by operational problems or planned unit outages at the mines or the upgrader.

The operating cost structure of the oil sands mining operations is predominantly fixed and therefore many of the costs incurred in times of full operation continue during production downtime. Per-unit costs are sensitive to production rates. Key variable costs are natural gas and diesel fuel, which track commodity markets such as the Canadian Alberta Energy Company ("AECO") natural gas sales index and crude oil prices, respectively. Recently AECO prices have declined, much as Henry Hub prices have. We would expect a significant, continued declined in natural gas prices to have a favorable impact on OSM operating costs.

The table below shows average benchmark prices that impact both our revenues and variable costs.

Benchmark	2011	2010	2009
WTI crude oil *(Dollars per bbl)*	$ 95.11	$ 79.61	$ 62.09
Western Canadian Select *(Dollars per bbl)*[(a)]	77.97	65.31	52.13
AECO natural gas sales index *(Dollars per mmbtu)*[(b)]	$ 3.68	$ 3.89	$ 3.49

(a) Monthly pricing based upon average WTI adjusted for differentials unique to western Canada.

(b) Monthly average day ahead index.

Integrated Gas

Our integrated gas operations include production and marketing of products manufactured from natural gas, such as LNG and methanol, in EG.

World LNG trade in 2011 has been estimated to be 241 mmt. Long-term, LNG continues to be in demand as markets seek the benefits of clean burning natural gas. Market prices for LNG are not reported or posted. In general, LNG delivered to the U.S. is tied to Henry Hub prices and will track with changes in U.S. natural gas prices, while LNG sold in Europe and Asia is indexed to crude oil prices and will track the movement of those prices. We have a 60 percent ownership in an LNG production facility in Equatorial Guinea, which sells LNG under a long-term contract at prices tied to Henry Hub natural gas prices. Gross sales from the plant were 4.1 mmt, 3.7 mmt and 3.9 mmt in 2011, 2010 and 2009.

We own a 45 percent interest in a methanol plant located in Equatorial Guinea through our investment in AMPCO. Gross sales of methanol from the plant totaled 1,039,657, 850,605 and 960,374 metric tonnes in 2011, 2010 and 2009. Methanol demand has a direct impact on AMPCO's earnings. Because global demand for methanol is rather limited, changes in the supply-demand balance can have a significant impact on sales prices. World demand for methanol in 2011 has been estimated to be 55.4 mmt. Our plant capacity of 1.1 mmt is about 2 percent of total demand.

Operating and Financial Highlights

Significant operating and financial highlights during 2011 include:

- Completed the spin-off of our downstream business on June 30, 2011
- Acquired a significant operated position in the Eagle Ford shale play in south Texas
- Added net proved reserves, for the E&P and OSM segments combined, of 307 mmboe, excluding dispositions, for a 212 percent reserve replacement ratio

- Increased proved liquid hydrocarbon, including synthetic crude oil, reserves to 78 percent from 75 percent of proved reserves
- Increased E&P net sales volumes, excluding Libya, by 7 percent
- Recorded 96 percent average operational availability for all major company-operated E&P assets, compared to 94 percent in 2010
- Completed debottlenecking work that increased crude oil production capacity at the Alvheim FPSO in Norway to 150,000 gross bbld from the previous capacity of 142,000 gross bbld and the original 2008 capacity of 120,000 gross bbld
- Announced two non-operated discoveries in the Iraqi Kurdistan Region and began drilling in Poland
- Completed AOSP Expansion 1, including the start-up of the expanded Scotford upgrader, realizing an increase in net synthetic crude oil sales volumes of 48 percent
- Completed dispositions of non-core assets and interests in acreage positions for net proceeds of $518 million
- Repurchased 12 million shares of our common stock at a cost of $300 million
- Retired $2,498 million principal of our long-term debt
- Resumed limited production in Libya in the fourth quarter of 2011 following the February 2011 temporary suspension of operations

Consolidated Results of Operations: 2011 compared to 2010

Due to the spin-off of our downstream business on June 30, 2011, which is reported as discontinued operations, income from continuing operations is more representative of Marathon Oil as an independent energy company. Consolidated income from continuing operations before income taxes was 9 percent higher in 2011 than in 2010, largely due to higher liquid hydrocarbon prices. This improvement was offset by increased income taxes primarily the result of excess foreign tax credits generated during 2011 that we do not expect to utilize in the future. The effective income tax rate for continuing operations was 61 percent in 2011 compared to 54 percent in 2010.

Revenues are summarized in the following table:

(In millions)	2011	2010
E&P	$ 13,029	$ 10,782
OSM	1,588	833
IG	93	150
Segment revenues	14,710	11,765
Elimination of intersegment revenues	(47)	(75)
Total revenues	$ 14,663	$ 11,690

E&P segment revenues increased $2,247 million from 2010 to 2011, primarily due to higher average liquid hydrocarbon realizations, which were $99.37 per bbl in 2011, a 31 percent increase over 2010. Revenues in 2010 included net pre-tax gains of $95 million on derivative instruments intended to mitigate price risk on future sales of liquid hydrocarbons and natural gas.

Included in our E&P segment are supply optimization activities which include the purchase of commodities from third parties for resale. Supply optimization serves to aggregate volumes in order to satisfy transportation commitments and to achieve flexibility within product types and delivery points. See the Cost of revenues discussion as revenues from supply optimization approximate the related costs. Higher average crude oil prices in 2011 compared to 2010 increased revenues related to supply optimization.

Revenues from the sale of our U.S. production are higher in 2011 primarily as a result of higher liquid hydrocarbon and natural gas price realizations, but sales volumes declined.

The following table gives details of net sales and average realizations of our U.S. operations.

	2011	2010
United States Operating Statistics		
Net liquid hydrocarbon sales *(mbbld)*[(a)]	75	70
Liquid hydrocarbon average realizations *(per bbl)*[(b)]	$92.55	$72.30
Net natural gas sales *(mmcfd)*	326	364
Natural gas average realizations *(per mcf)*[(b)]	$ 4.95	$ 4.71

(a) Includes crude oil, condensate and natural gas liquids.

(b) Excludes gains and losses on derivative instruments.

Increased liquid hydrocarbon sales volumes in 2011 were a result of new wells in the Bakken shale, new production from acreage acquired in the Eagle Ford shale and increased production from the Droshky development in the Gulf of Mexico, which commenced operations in July 2010. Natural gas sales volumes were lower in 2011 as compared to 2010 due to the sale of a portion of our Powder River Basin asset in 2010, decreased demand in Alaska and natural field declines, partly offset by increased natural gas production from the Droshky development.

The following table gives details of net sales and average realizations of our international operations.

	2011	2010
International Operating Statistics		
Net liquid hydrocarbon sales *(mbbld)*[(a)]		
Europe	101	92
Africa	43	83
Total International	144	175
Liquid hydrocarbon average realizations *(per bbl)*[(b)]		
Europe	$115.55	$81.95
Africa	73.21	71.71
Total International	$102.96	$77.11
Net natural gas sales *(mmcfd)*		
Europe[(c)]	97	105
Africa	443	409
Total International	540	514
Natural gas average realizations *(per mcf)*[(b)]		
Europe	$ 9.84	$ 7.10
Africa	0.24	0.25
Total International	$ 1.97	$ 1.65

(a) Includes crude oil, condensate and natural gas liquids. The amounts correspond with the basis for fiscal settlements with governments, representing equity tanker liftings and direct deliveries of liquid hydrocarbons.

(b) Excludes gains and losses on derivative instruments.

(c) Includes natural gas acquired for injection and subsequent resale of 16 mmcfd and 18 mmcfd in 2011 and 2010.

Compared to 2010, international liquid hydrocarbon sales volumes are lower due to the temporary cessation of production from Libya in February 2011. In the fourth quarter of 2011, limited production resumed from the Waha concessions, but we made no deliveries of hydrocarbons. Sales are planned to resume in the first quarter of 2012. Partially offsetting the impact of Libya, were higher liquid hydrocarbon sales from Norway due to increasing capacity of the Alvheim FPSO and from two new West Brae wells in the U.K. Natural gas sales volumes from EG were higher in 2011 due to a turnaround in 2010, while natural gas sales volumes from Europe were down primarily related to 2011 planned turnarounds and normal production declines in the U.K.

OSM segment revenues increased $755 million from 2010 to 2011. Revenues were impacted by net pre-tax gains of $25 million on derivative instruments in 2010. The increase in revenue is due to higher synthetic crude oil sales volumes and realizations as shown on the table below.

	2011	2010
OSM Operating Statistics		
Net synthetic crude oil sales *(mbbld)*[(a)]	43	29
Synthetic crude average realizations *(per bbl)*	$ 91.65	$ 71.06

(a) Includes blendstocks.

The 2011 sales volumes improved as a result of the Jackpine mine, which commenced operations in late 2010, and the upgrader expansion which was completed and commenced operations in the second quarter of 2011. Sales volumes in 2010 were impacted by a turnaround that commenced in late March 2010 that caused production to be completely shut down in April, with a staged resumption in May 2010.

IG segment revenues decreased $57 million in 2011 from 2010 because sales of LNG from our Alaska operations declined throughout 2011 as we planned to shut down the LNG facility. In the third quarter of 2011, sales from the LNG facility ceased completely because we sold our equity interest in the facility.

Income from equity method investments increased $118 million in 2011 from 2010 primarily due to the impact of higher liquid hydrocarbon prices on the earnings of certain of our equity method investees in 2011.

Net gain on disposal of assets in 2011 is primarily related to sales of non-core assets, such as the Burns Point gas plant and the Alaska LNG facility, and the assignment of interests in our DJ Basin and Poland acreage positions. The 2010 gain is primarily related to the pretax gain of $811 million on the sale of a 20 percent outside-operated interest in our Production Sharing Contract and Joint Operating Agreement in Block 32 offshore Angola. See Item 8. Financial Statements and Supplementary Data – Note 6 to the consolidated financial statements for discussion of significant dispositions.

Cost of revenues increased $1,439 million from 2010 to 2011 primarily due to the impact of higher crude oil prices on our supply optimization activities. Costs related to supply optimization were $3,599 million in 2011 compared to $2,530 million in 2010.

Additionally, total OSM segment costs increased for 2011 primarily because the Jackpine mine commenced production in late 2010 and the upgrader expansion came online in 2011. Although gross costs are up due to the increased volumes from the expansion, per barrel costs have been declining in comparison with 2010. OSM segment costs also increased in 2011 when compared to 2010 due to the expansion's operation start-up costs. These increases were partially offset by no turnaround costs in 2011. We incurred $99 million in 2010 associated with the turnaround. Additionally, estimated net costs of $64 million were recorded in 2011 to address water flow in a previously mined and contained area of the Muskeg River mine.

Purchases from related parties increased $78 million from 2010 as a result of purchases from the Alba LPG plant in EG, in which we own an equity interest. Higher liquid hydrocarbon prices in 2011 increased the value of those purchases.

Depreciation, depletion and amortization increased $210 million in 2011 from 2010. Since both our E&P and OSM segments apply the units-of-production method to the majority of their assets, the previously discussed increases or decreases in sales volumes generally result in similar changes in DD&A. Increased DD&A expense in 2011 reflects the impact of higher OSM segment sales volumes, partially offset by decreases in E&P segment sales volumes. The DD&A rate (expense per barrel of oil equivalent), which is impacted by changes in proved reserves and capitalized costs, can also cause changes in our DD&A. The following table provides DD&A rates for our E&P and OSM segments.

($ per boe)	2011	2010
DD&A rate		
E&P Segment		
United States	$ 25	$ 22
International	10	9
OSM Segment	$ 18	$ 16

Impairments in 2011 related primarily to our Droshky development in the Gulf of Mexico for $273 million and an intangible asset for an LNG delivery contract at Elba Island. Impairments in 2010 include $423 million related to our Powder River Basin field in the first quarter, as well as smaller impairments to other E&P segment fields due to reductions in estimated reserves, reduced drilling expectations and declining natural gas prices. See Item 8. Financial Statements and Supplementary Data—Note 15 to the consolidated financial statements for further information about the impairments.

General and administrative expenses increased $53 million in 2011 compared to 2010 primarily due to additional compensation expense related to performance units and stock based compensation expense.

Other taxes increased $31 million in 2011 compared to 2010. With the increase in revenues, particularly related to higher prices, production and ad valorem taxes increased.

Exploration expenses were higher in 2011 than 2010 primarily due to higher dry well costs. Dry wells primarily related to Indonesia, the Gulf of Mexico, Norway and various U.S. onshore properties in both 2011 and 2010. In addition, costs related to some suspended exploratory wells in Equatorial Guinea were expensed in 2010. Geologic and seismic costs have increased in 2011 over 2010 primarily related to the U.S. shale plays, Poland and the Iraqi Kurdistan Region.

The following table summarizes components of exploration expenses:

(In millions)	2011	2010
Dry well and unproved property impairment	$ 357	$ 223
Geological, geophysical, seismic	120	116
Other	167	159
Total exploration expenses	$ 644	$ 498

Loss on early extinguishment of debt relates to debt retirements in February and March of 2011 and in April of 2010. See Item 8. Financial Statements and Supplementary Data—Note 17 to the consolidated financial statements for additional discussion of these transactions.

Provision for income taxes increased $545 million from 2010 to 2011 in part due to the increase in pretax income. In 2011, we increased the valuation allowance against foreign tax credits because it is more likely than not that we will be unable to realize all U.S. benefits on foreign taxes accrued in 2011. A higher price and production outlook over the next several years for Norway due to better than expected performance contributed to generating these excess foreign tax credits. The following is an analysis of the effective income tax rates for 2011 and 2010:

	2011	2010
Statutory rate applied to income from continuing operations before income taxes	35%	35%
Effects of foreign operations, including foreign tax credits	6	20
Change in permanent reinvestment assertion	5	-
Adjustments to valuation allowances	14	(2)
Tax law changes	1	1
Effective income tax rate on continuing operations	61%	54%

The effective tax rate is influenced by a variety of factors including the geographical and functional sources of income, the relative magnitude of these sources of income, foreign currency remeasurement effects, and tax legislation changes. The provision for income taxes is allocated on a discrete, stand-alone basis to pretax segment income and to individual items not allocated to segments. The difference between the total provision and the sum of the amounts allocated to segments and to individual items not allocated to segments is reported in "Corporate and other unallocated items" shown in Item 8. Financial Statements and Supplementary Data—Note 8 to the consolidated financial statements.

Effects of foreign operations – The effects of foreign operations on our effective tax rate decreased in 2011 as compared to 2010, primarily due to the suspension of all production operations in Libya in the first quarter of 2011, where the statutory tax rate is in excess of 90 percent.

Change in permanent reinvestment assertion – In the second quarter of 2011, we recorded $716 million of deferred U.S. tax on undistributed earnings of $2,046 million that we previously intended to permanently reinvest in foreign operations. Offsetting this tax expense were associated foreign tax credits of $488 million. In addition, we reduced our valuation allowance related to foreign tax credits by $228 million due to recognized deferred U.S. tax on previously undistributed earnings.

Adjustments to valuation allowance – In 2011, we increased the valuation allowance against foreign tax credits because it is more likely than not that we will be unable to realize all U.S. benefits on foreign taxes accrued in 2011.

See Item 8. Financial Statements and Supplementary Data—Note 10 to the consolidated financial statements for further information about income taxes.

Discontinued operations reflect the June 30, 2011 spin-off of our downstream business and the historical results of those operations, net of tax, for all periods presented. See Item 8. Financial Statements and Supplementary Data—Note 3 to the consolidated financial statements.

Segment Results: 2011 compared to 2010

Segment income for 2011 and 2010 is summarized and reconciled to net income in the following table.

(In millions)	2011	2010
E&P		
United States	$ 366	$ 251
International	1,791	1,690
E&P segment	2,157	1,941
OSM	256	(50)
IG	178	142
Segment income	2,591	2,033
Items not allocated to segments, net of income taxes:		
Corporate and other unallocated items	(326)	(202)
Foreign currency remeasurement of taxes	9	32
Impairments	(195)	(286)
Loss on early extinguishment of debt	(176)	(57)
Tax effect of subsidiary restructuring	(122)	-
Deferred income taxes	(61)	(45)
Water abatement – Oil Sands	(48)	-
Eagle Ford transaction costs	(10)	-
Gain on dispositions	45	407
Income from continuing operations	1,707	1,882
Discontinued operations	1,239	686
Net income	$ 2,946	$ 2,568

United States E&P income increased $115 million from 2010 to 2011. The majority of the income increase was due to higher liquid hydrocarbon realizations in 2011, along with higher liquid hydrocarbon sales volumes, partially offset by higher DD&A in the Gulf of Mexico and increased exploration and operating costs.

International E&P income increased $101 million from 2010 to 2011. This increase was primarily related to higher liquid hydrocarbon realizations, partially offset by lower liquid hydrocarbon sales volumes and higher income taxes.

OSM segment income increased $306 million from 2010 to 2011. The increase in segment income was primarily the result of higher synthetic crude oil sales volumes and higher price realizations.

IG segment income increased $36 million from 2010 to 2011. The increase in income was primarily the result of higher LNG and methanol sales volumes, somewhat offset by lower Henry Hub gas prices.

Consolidated Results of Operations: 2010 compared to 2009

Revenues are summarized in the following table:

(In millions)	2010	2009
E&P	$ 10,782	$ 7,738
OSM	833	692
IG	150	50
Segment revenues	11,765	8,480
Elimination of intersegment revenues	(75)	(28)
Gain on U.K. natural gas contracts	-	72
Total revenues	$ 11,690	$ 8,524

E&P segment revenues increased $3,044 million from 2009 to 2010, primarily due to higher average liquid hydrocarbon and natural gas realizations, slightly offset by lower natural gas sales volumes. On average, our worldwide liquid hydrocarbon realizations were 30 percent higher in 2010 than in 2009 and our worldwide natural gas realizations were 18 percent higher.

E&P segment revenues included net derivative gains of $95 million and losses of $13 million in 2010 and 2009. Excluded from E&P segment revenues were gains of $72 million in 2009 related to natural gas sales contracts in the U.K. that were accounted for as derivative instruments. These U.K. contracts expired in September 2009.

Included in our E&P segment are supply optimization activities which include the purchase of commodities from third parties for resale. Supply optimization serves to aggregate volumes in order to satisfy transportation commitments and to achieve flexibility within product types and delivery points. See the Cost of revenues discussion as revenues from supply optimization are approximately equal to those costs. Higher average crude oil prices in 2010 compared to 2009 increased revenues related to supply optimization.

The following table gives details of net sales and average realizations of our U.S. operations.

	2010	2009
United States Operating Statistics		
Net liquid hydrocarbon sales *(mbbld)*[(a)]	70	64
Liquid hydrocarbon average realizations *(per bbl)*[(b)]	$ 72.30	$ 54.67
Net natural gas sales *(mmcfd)*	364	373
Natural gas average realizations *(per mcf)*[(b)]	$ 4.71	$ 4.14

(a) Includes crude oil, condensate and natural gas liquids.

(b) Excludes gains and losses on derivative instruments.

Liquid hydrocarbon sales volumes in 2010 benefited from the Droshky development in the Gulf of Mexico, which commenced production mid-year 2010.

The following table gives details of net sales and average realizations of our international operations.

	2010	2009
International Operating Statistics		
Net liquid hydrocarbon sales *(mbbld)*[(a)]		
Europe	92	92
Africa	83	87
Total International	175	179
Liquid hydrocarbon average realizations *(per bbl)*[(b)]		
Europe	$ 81.95	$ 64.46
Africa	71.71	53.91
Total International	$ 77.11	$ 59.31
Net natural gas sales *(mmcfd)*		
Europe[(c)]	105	138
Africa	409	430
Total International	514	568
Natural gas average realizations *(per mcf)*[(b)]		
Europe	$ 7.10	$ 4.90
Africa	0.25	0.25
Total International	$ 1.65	$ 1.38

(a) Includes crude oil, condensate and natural gas liquids. The amounts correspond with the basis for fiscal settlements with governments, representing equity tanker liftings and direct deliveries of liquid hydrocarbons.

(b) Excludes gains and losses on derivative instruments and the unrealized effects of U.K. natural gas contracts that were accounted for as derivatives.

(c) Includes natural gas acquired for injection and subsequent resale of 18 mmcfd and 22 mmcfd in 2010 and 2009.

Compared to 2009, international natural gas sales volumes are lower primarily due to a turnarounds in 2010 in EG and the U.K.

OSM segment revenues increased $141 million from 2009 to 2010. Revenues were impacted by net gains of $25 million and $13 million on derivative instruments in 2010 and 2009. Excluding the derivatives impact, the increase in revenue reflects the 26 percent increase in synthetic crude oil realizations. Synthetic crude oil sales volumes were lower in 2010 due to the impact of the planned turnaround at the Muskeg River mine and upgrader that began in late March 2010 and halted production in April before a staged resumption of operations in May 2010.

	2010	2009
OSM Operating Statistics		
Net synthetic crude oil sales *(mbbld)*[(a)]	29	32
Synthetic crude average realizations *(per bbl)*	$ 71.06	$ 56.44

(a) Includes blendstocks.

IG segment revenues increased $100 million from 2009 to 2010 primarily due to higher commodity prices.

Income from equity method investments increased $76 million in 2010 from 2009 primarily due to the impact of higher commodity prices on the earnings of many of our equity method investees in 2010.

Net gain on disposal of assets in 2010 is primarily related to the pretax gain of $811 million on the sale of a 20 percent outside-operated interest in our Production Sharing Contract and Joint Operating Agreement in Block 32 offshore Angola. In 2009, we sold our operated and a portion of our outside-operated Permian Basin producing assets in New Mexico and west Texas, plus sales of other oil and gas properties.

Cost of revenues increased $1,616 million from 2009 to 2010 primarily due the impact of higher crude oil prices on our supply optimization activities. Costs related to supply optimization were $2,530 million in 2010 compared to $1,445 million in 2009. Additionally, OSM segment costs were higher in 2010 due to the planned turnaround at the Muskeg River mine and the upgrader.

Purchases from related parties increased $26 million from 2009 as a result of purchases from the Alba LPG plant in EG, in which we own an equity interest. Higher liquid hydrocarbon prices in 2010 increased the value of those purchases.

Depreciation, depletion and amortization increased $122 million in 2010 from 2009. Since both our E&P and OSM segments apply the units-of-production method to the majority of their assets, the previously discussed increases or decreases in sales volumes generally result in similar changes in DD&A. Increased DD&A in 2010 reflects the impact of higher sales volumes at a higher rate of DD&A per barrel on our U.S. E&P assets. The DD&A rate (expense per barrel of oil equivalent), which is impacted by changes in proved reserves and capitalized costs, can also cause changes in our DD&A. The following table provides DD&A rates for our E&P and OSM segments.

($ per boe)	2010	2009
DD&A rate		
E&P Segment		
United States	$ 22	$ 18
International	9	9
OSM Segment	$ 16	$ 12

Impairments in 2010 includes $423 million related to our Powder River Basin field in the first quarter, as well as smaller impairments to other E&P segment fields due to reductions in estimated reserves, reduced drilling expectations and declining natural gas prices. See Item 8. Financial Statements and Supplementary Data—Note 15 to the consolidated financial statements for further information about the impairments.

General and administrative expenses increased $40 million in 2010 compared to 2009 primarily due to additional compensation expense and higher defined benefit costs (see Item 8. Financial Statements and Supplementary Data—Note 20 to the consolidated financial statements for further information about defined benefit costs).

Other taxes increased $26 million in 2010 compared to 2009. With the increase in revenues, particularly related to higher prices, production and ad valorem taxes increased.

Exploration expenses were higher in 2010 than 2009 primarily due to higher dry well costs. Dry wells primarily related to Gulf of Mexico, Indonesia, Norway and various U.S. onshore properties in 2010 and to Europe and Africa in 2009. The following table summarizes the components of exploration expenses.

(In millions)	2010	2009
Dry well and unproved property impairment	$ 223	$ 83
Geological, geophysical, seismic	116	105
Other	159	119
Total exploration expenses	$ 498	$ 307

Loss on early extinguishment of debt relates to debt retirements in April of 2010. See Item 8. Financial Statements and Supplementary Data—Note 17 to the consolidated financial statements for additional discussion of these transactions.

Provision for income taxes increased $128 million from 2009 to 2010 primarily due to the increase in pretax income. The effective rate, however, decreased from 74 percent in 2009 to 54 percent in 2010. In 2009 more income was generated in high tax jurisdictions than in 2010. In addition, in 2009, it was determined that we may not be able to realize all recorded foreign tax benefits and therefore a valuation allowance was recorded against these benefits.

The following is an analysis of the effective income tax rates for 2010 and 2009:

	2010	2009
Statutory rate applied to income from continuing operations before income taxes	35%	35%
Effects of foreign operations, including foreign tax credits	20	16
Foreign currency remeasurement loss	-	11
Adjustments to valuation allowances	(2)	10
Tax law change	1	-
Other	-	2
Effective income tax rate on continuing operations	54%	74%

The effective tax rate is influenced by a variety of factors including the geographical and functional sources of income, the relative magnitude of these sources of income, foreign currency remeasurement effects, and tax legislation changes. See Item 8. Financial Statements and Supplementary Data—Note 10 to the consolidated financial statements for further information about income taxes.

Discontinued operations reflect the June 30, 2011 spin-off of our downstream business and the 2009 disposals of our E&P businesses in Ireland and Gabon and their historical operating results, net of tax, for all periods presented. See Item 8. Financial Statements and Supplementary Data—Notes 3 and 6 to the consolidated financial statements.

Segment Results: 2010 compared to 2009

Segment income for 2010 and 2009 is summarized and reconciled to net income in the following table.

(In millions)	2010	2009
E&P		
United States	$ 251	$ 52
International	1,690	1,166
E&P segment	1,941	1,218
OSM	(50)	44
IG	142	90
Segment income	2,033	1,352
Items not allocated to segments, net of income taxes:		
Corporate and other unallocated items	(202)	(431)
Foreign currency remeasurement of taxes	32	(319)
Impairments	(286)	(45)
Loss on early extinguishment of debt	(57)	-
Deferred income taxes	(45)	-
Gain on dispositions	407	122
Gain on U.K. natural gas contracts[a]	-	37
Income from continuing operations	1,882	716
Discontinued operations	686	747
Net income	$ 2,568	$ 1,463

[a] Amounts relate to natural gas contracts in the U. K. that were accounted for as derivative instruments and recorded at fair value.

United States E&P income increased $199 million from 2009 to 2010. The majority of the income increase was due to higher liquid hydrocarbon and natural gas realizations in 2010, along with higher liquid hydrocarbon sales volumes, partially offset by higher DD&A and higher exploration and operating costs. Exploration expenses were $275 million for 2010, compared to $153 million for 2009, reflecting increased geological and geophysical spending focused on shale plays and exploration dry well expense, primarily the Flying Dutchman well in the Gulf of Mexico.

International E&P income increased $524 million from 2009 to 2010. This increase was primarily related to higher liquid hydrocarbon and natural gas realizations, partially offset by higher exploration expenses and income taxes. Exploration expenses were $223 million for 2010, compared to $154 million for 2009, reflecting higher dry well expense with dry wells in Indonesia, Norway and EG.

OSM segment income decreased $94 million from 2009 to 2010. Cost increases in 2010 associated with the planned turnaround at the Muskeg River mine and the Jackpine mine start-up were in excess of the revenue increase previously discussed. Results for 2010 included after-tax gains on crude oil derivative instruments of $19 million, while the impact of derivatives on 2009 was not significant.

IG segment income increased $52 million from 2009 to 2010. The increase in income was primarily the result of higher realizations for LNG and methanol.

Management's Discussion and Analysis of Financial Condition, Cash Flows and Liquidity

Cash Flows

Net cash provided by continuing operations was $5,434 million in 2011 compared to $4,194 million in 2010 and $3,172 million in 2009. The $1,240 million increase in 2011 and the $1,022 million increase in 2010 primarily reflect increasing average realized prices.

Net cash used in investing activities related to continuing operations totaled $7,174 million in 2011 compared to $2,157 million in 2010 and $2,359 million in 2009. Significant investing activities include acquisitions, additions to property, plant and equipment and asset disposals.

Acquisitions in 2011 included proved and unproved assets in the Eagle Ford shale play in south Texas. See Item 8. Financial Statements and Supplementary Data – Note 5 to the consolidated financial statements for further information about the transactions.

The most significant additions to property, plant and equipment relate to our long-term projects, which cross several years. In our E&P segment, exploration and development projects in Angola impacted all three years. Development of fields tied back to the Alvheim FPSO occurred in 2009 and 2010. Spending on U.S. exploration and development projects has been increasing over the years, related to unconventional resource plays and Gulf of Mexico exploration when drilling was allowed. In the OSM segment, the AOSP Expansion 1, which began in 2008, was substantially complete in 2010.

Disposal of assets totaled $518 million, $1,368 million and $812 million in 2011, 2010 and 2009. Several sales of non-core assets in 2011 and acreage farmouts resulted in net proceeds of $518 million. In 2010, we closed the sale of our 20 percent outside-operated undivided interest in the Production Sharing Contract and Joint Operating Agreement in Block 32 offshore Angola for $1.3 billion. In 2009, we sold all of our operated and outside-operated interests in Ireland and Gabon, reporting the disposals as discontinued operations. We also sold our operated and a portion of our outside-operated Permian Basin producing assets in New Mexico and west Texas. See Item 8. Financial Statements and Supplementary Data – Note 6 to the consolidated financial statements for more information about dispositions.

Financing activities related to continuing operations resulted in a use of cash of $5,211 million in 2011, but provided cash of $1,343 million in 2010 and $737 million 2009. In connection with the spin-off, we distributed $1.6 billion to MPC in the second quarter of 2011. Early debt repayments of $2,498 million and $500 million occurred in 2011 and 2010. Purchases of common stock used $300 million in cash during 2011. Sources of cash in 2009 included the issuance of $1.5 billion in senior notes. Dividend payments were uses of cash in every year.

Liquidity and Capital Resources

Our main sources of liquidity are cash and cash equivalents, internally generated cash flow from operations, the issuance of notes, our $3.0 billion committed revolving credit facility and sales of non-core assets. Because of the alternatives available to us, including internally generated cash flow and access to capital markets, we believe that our short-term and long-term liquidity is adequate to fund not only our current operations, but also our near-term and long-term funding requirements including our capital spending programs, dividend payments, defined benefit plan contributions, repayment of debt maturities, share repurchase program and other amounts that may ultimately be paid in connection with contingencies.

Capital Resources

Credit Arrangements and Borrowings

At December 31, 2011, we had $4,815 million in long-term debt outstanding, $141 million of which is due within one year. We do not have any triggers on any of our corporate debt that would cause an event of default in the case of a downgrade of our credit ratings.

At December 31, 2011, we had no borrowings outstanding against our $3 billion revolving credit facility, the vast majority of which has a termination date of May 2013, and no commercial paper outstanding under our U.S. commercial paper program that is backed by the revolving credit facility.

Shelf Registration

We have a universal shelf registration statement filed with the Securities and Exchange Commission, under which we, as a well-known seasoned issuer, have the ability to issue and sell an indeterminate amount of various types of debt and equity securities.

Cash-Adjusted Debt-To-Capital Ratio

Our cash-adjusted debt-to-capital ratio (total debt-minus-cash to total debt-plus-equity-minus-cash) was 20 percent and 14 percent at December 31, 2011 and 2010.

(Dollars in millions)	2011	2010
Long-term debt due within one year	$ 141	$ 295
Long-term debt	4,674	7,601
Total debt	$ 4,815	$ 7,896
Cash	$ 493	$ 3,951
Equity	$ 17,159	$ 23,771
Calculation:		
Total debt	$ 4,815	$ 7,896
Minus cash	493	3,951
Total debt minus cash	4,322	3,945
Total debt	4,815	7,896
Plus equity	17,159	23,771
Minus cash	493	3,951
Total debt plus equity minus cash	$ 21,481	$ 27,716
Cash-adjusted debt-to-capital ratio	20%	14%

Capital Requirements

Capital Spending

Our approved capital, investment and exploration budget for 2012 is $4,822 million. Additional details related to the 2012 budget are discussed in Outlook.

Other Expected Cash Outflows

We plan to make contributions of up to $113 million to our pension plans during 2012. As of December 31, 2011, $141 million of our long-term debt is due in the next twelve months.

Dividends of $0.80 per common share or $567 million were paid during 2011 reflecting quarterly dividends of $0.25 per share in the first two quarters and $0.15 per share in the two quarters after the spin-off of our downstream business. On January 27, 2012, we announced that our Board of Directors had declared a dividend of $0.17 cents per share on Marathon Oil common stock, payable March 12, 2012, to stockholders of record at the close of business on February 16, 2012. This is a 13 percent increase over the dividend paid in the preceding quarter.

Share Repurchase Program

Since January 2006, our Board of Directors has authorized a common share repurchase program totaling $5 billion. As of December 31, 2011, we had repurchased 78 million common shares at a cost of $3,222 million, with 66 million shares purchased for $2,922 million prior to the spin-off of our downstream business and 12 million shares acquired at a cost of $300 million in the third quarter of 2011. Purchases under the program may be in either open market transactions, including block purchases, or in privately negotiated transactions. This program may be changed based upon our financial condition or changes in market conditions and is subject to termination prior to completion. The program's authorization does not include specific price targets or timetables. The timing of purchases under the program will be influenced by cash generated from operations, proceeds from potential asset sales, cash from available borrowings and market conditions.

Our opinions concerning liquidity and our ability to avail ourselves in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. If this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that affect the availability of financing include our performance (as measured by various factors including cash provided from operating activities), the state of worldwide debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate, and, in particular, with respect to borrowings, the levels of our outstanding debt and credit ratings by rating agencies. The discussion of liquidity above also contains forward-looking statements regarding expected capital, investment and exploration spending and planned funding of our pension plans. The forward-looking statements about our capital, investment and exploration budget are based on current expectations, estimates and projections and are not guarantees of future performance. The forward-looking statements about our common share repurchase program are based on current expectations, estimates and projections and are not guarantees of future performance. Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Some factors that could cause actual results to differ materially include prices of and demand for liquid hydrocarbons, natural gas and synthetic crude oil, actions of competitors, disruptions or interruptions of our production or oil sands mining and bitumen upgrading operations due to the shortage of skilled labor and unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other operating and economic considerations.

Contractual Cash Obligations

The table below provides aggregated information on our consolidated obligations to make future payments under existing contracts as of December 31, 2011.

(In millions)	Total	2012	2013-2014	2015-2016	Later Years
Long-term debt (excludes interest)[a]	$ 4,794	$ 141	$ 274	$ 69	$ 4,310
Lease obligations	275	64	69	53	89
Purchase obligations:					
Oil and gas activities[b]	2,709	541	814	549	805
Service and materials contracts[c]	1,044	169	198	129	548
Transportation and related contracts	1,303	322	174	129	678
Drilling rigs and fracturing crews	1,079	506	551	22	
Other	276	108	85	28	55
Total purchase obligations	6,411	1,646	1,822	857	2,086
Other long-term liabilities reported in the consolidated balance sheet[d]	1,231	176	273	251	531
Total contractual cash obligations[e]	$ 12,711	$ 2,027	$ 2,438	$ 1,230	$ 7,016

(a) We anticipate cash payments for interest of $286 million for 2012, $542 million for 2013-2014, $535 million for 2015-2016 and $2,965 million for the remaining years for a total of $4,328 million.

(b) Oil and gas activities include contracts to acquire property, plant and equipment and commitments for oil and gas exploration such as costs related to contractually obligated exploratory work programs that are expensed immediately.

(c) Service and materials contracts include contracts to purchase services such as utilities, supplies and various other maintenance and operating services.

(d) Primarily includes obligations for pension and other postretirement benefits including medical and life insurance. We have estimated projected funding requirements through 2021. Also includes amounts for uncertain tax positions.

(e) This table does not include the estimated discounted liability for dismantlement, abandonment and restoration costs of oil and gas properties of $1,510 million. See Item 8. Financial Statements and Supplementary Data – Note 18 to the consolidated financial statements.

Transactions with Related Parties

We own a 63 percent working interest in the Alba field offshore Equatorial Guinea. Onshore Equatorial Guinea, we own a 52 percent interest in an LPG processing plant, a 60 percent interest in an LNG production facility and a 45 percent interest in a methanol production plant, each through equity method investees. We sell our natural gas from the Alba field to these equity method investees as the feedstock for their production processes. The methanol that is produced is then sold through another equity method investee.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements comprise those arrangements that may potentially impact our liquidity, capital resources and results of operations, even though such arrangements are not recorded as liabilities under accounting principles generally accepted in the U.S. Although off-balance sheet arrangements serve a variety of our business purposes, we are not dependent on these arrangements to maintain our liquidity and capital resources, and we are not aware of any circumstances that are reasonably likely to cause the off-balance sheet arrangements to have a material adverse effect on liquidity and capital resources.

We will issue stand alone letters of credit when required by a business partner. Such letters of credit outstanding at December 31, 2011, 2010 and 2009 aggregated $231 million, $439 million and $224 million. Most of the letters of credit are in support of obligations recorded in the consolidated balance sheet. For example, they are issued to counterparties to insure our payments for outstanding company debt, future abandonment liabilities and prior to June 30, 2011, crude purchases by our downstream business which we spun-off on that date. The decline in the level of our outstanding letters of credit in 2011 is primarily related to the spin-off of our downstream business.

Outlook

Our Board of Directors approved a capital, investment and exploration budget of $4,822 million for 2012, including budgeted capital expenditures of $4,402 million which represented a 29 percent increase from 2011 spending. Our focus in 2012 continues to be our U.S. liquids-rich growth assets, which account for almost 65 percent of the 2012 budget. Further detail of our budget by segment and asset lifecycle is presented below. For additional information about expected exploration and development activities on specific assets see Item 1. Business.

Exploration and Production

The worldwide exploration and production budget for 2012 is $4,387 million, a 44 percent increase over 2011 capital spending. The exploration and production strategy is based on three key elements: a solid portfolio of base assets, growth assets and impact exploration. Almost two thirds, or $3,041 million of the budget is allocated to our growth assets and almost one half of that is targeted to ramp up our operations in the Eagle Ford shale play in Texas. We will also continue to build on our substantial positions in the Bakken and Anadarko Woodford shale plays and to establish our business in the emerging Niobrara shale play of the DJ Basin. Approximately $2.7 billion of our budget is concentrated in these four U.S. liquids-rich resource plays.

Spending on our base E&P assets is budgeted at $913 million for 2012. These assets include production operations in the Gulf of Mexico, Norway, U.S. conventional oil and gas plays, Equatorial Guinea, the U.K. and Libya which generate much of the cash that will be available for investment in our growth assets and exploration projects.

Impact exploration projects account for 9 percent, or $433 million of the 2012 budget and include conducting seismic surveys and drilling 12 – 18 gross (6 – 10 net) wells on prospects in the deepwater Gulf of Mexico, the Iraqi Kurdistan Region and Poland.

The above discussion includes forward-looking statements with respect to anticipated future exploratory and development drilling activity, investments in new and existing resource plays and potential development projects. Some factors which could potentially affect these forward-looking statements include pricing, supply and demand for petroleum products, the amount of capital available for exploration and development, regulatory constraints, drilling rig availability, unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other geological, operating and economic considerations. The foregoing forward-looking statements may be further affected by the inability to obtain or delay in obtaining necessary government and third-party approvals or permits. The offshore developments could further be affected by presently known data concerning size and character of reservoirs, economic recoverability, future drilling success and production experience. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Oil Sands Mining

The Oil Sands Mining segment budget for 2012 is $275 million. The 2012 budget includes funds for the initiation of debottlenecking projects, continued evaluation of Quest CCS and other capital expenditures. A final investment decision on Quest CCS is expected to be made in 2012, and is subject to regulatory approvals, stakeholder engagement, detailed engineering studies, as well as a final joint venture partner agreement.

Corporate and Other

The remaining $160 million of our 2012 budget is split roughly in half between capitalized interest on ongoing projects and other corporate activities. Additionally, $1 million is budgeted for our Integrated Gas segment.

The forward-looking statements about our capital, investment and exploration budget are based on current expectations, estimates and projections and are not guarantees of future performance. Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Some factors that could cause actual results to differ materially include prices of and demand for crude oil and natural gas, actions of competitors, disruptions or interruptions of our production or bitumen mining and upgrading operations due to the shortage of skilled labor and unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other operating and economic considerations.

Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies

We have incurred and may continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of environmental laws and regulations. If these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, our operating results will be adversely affected. We believe that substantially all of our competitors must comply with similar environmental laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities, marketing areas, and production processes.

Legislation and regulations pertaining to climate change and greenhouse gas emissions have the potential to materially adversely impact our business, financial condition, results of operations and cash flows, including costs of compliance and permitting delays. The extent and magnitude of these adverse impacts cannot be reliably or accurately estimated at this time because specific regulatory and legislative requirements have not been finalized and uncertainty exists with respect to the measures being considered, the costs and the time frames for compliance, and our ability to pass compliance costs on to our customers. For additional information see Item 1A. Risk Factors.

Our environmental expenditures[(a)] related to continuing operations for each of the last three years were:

(In millions)	2011	2010	2009
Capital	$ 122	$ 82	$ 91
Compliance			
Operating and maintenance	35	26	23
Remediation[(b)]	5	1	2
Total	$ 162	$ 109	$ 116

(a) Amounts are determined based on American Petroleum Institute survey guidelines regarding the definition of environmental expenditures.

(b) These amounts include spending charged against remediation reserves, where permissible, but exclude non-cash provisions recorded for environmental remediation.

Our environmental capital expenditures accounted for four percent of capital expenditures for continuing operations in 2011, two percent in 2010 and three percent in 2009.

We accrue for environmental remediation activities when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. As environmental remediation matters proceed toward ultimate resolution or as additional remediation obligations arise, charges in excess of those previously accrued may be required.

New or expanded environmental requirements, which could increase our environmental costs, may arise in the future. We comply with all legal requirements regarding the environment, but since not all of them are fixed or presently determinable (even under existing legislation) and may be affected by future legislation or regulations, it is not possible to predict all of the ultimate costs of compliance, including remediation costs that may be incurred and penalties that may be imposed.

Our environmental capital expenditures related to continuing operations are expected to be $167 million, or three percent, of capital expenditures in 2012. Predictions beyond 2012 can only be broad-based estimates, which have varied, and will continue to vary, due to the ongoing evolution of specific regulatory requirements, the possible imposition of more stringent requirements and the availability of new technologies, among other matters. Based on currently identified projects, we anticipate that environmental capital expenditures will be approximately $205 million in 2013; however, actual expenditures may vary as the number and scope of environmental projects are revised as a result of improved technology or changes in regulatory requirements and could increase if additional projects are identified or additional requirements are imposed.

For more information on environmental regulations that impact us, or could impact us, see Item 1. Business – Environmental Matters, Item 3. Legal Proceedings and Item 1A. Risk Factors.

Critical Accounting Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Accounting estimates are considered to be critical if (1) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (2) the impact of the estimates and assumptions on financial condition or operating performance is material. Actual results could differ from the estimates and assumptions used.

Estimated Quantities of Net Reserves

The estimation of quantities of net reserves is a highly technical process performed by our engineers for liquid hydrocarbons and natural gas, and by outside consultants for synthetic crude oil, which is based upon several underlying assumptions that are subject to change. Estimates of reserves may change, either positively or negatively, as additional information becomes available and as contractual, operational, economic and political conditions change. We evaluate our reserves using drilling results, reservoir performance, seismic interpretation and future plans to develop acreage. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions (upward or downward) to existing reserve estimates may occur from time to time. Reserve estimates are based upon an unweighted average of commodity prices in the prior 12-month period, using the closing prices on the first day of each month. These prices are not indicative of future market conditions. For a discussion of our reserve estimation process, including the use of third-party audits, see Item 1. Business.

We use the successful efforts method of accounting for our oil and gas producing activities. The successful efforts method inherently relies on the estimation of proved liquid hydrocarbon, natural gas and synthetic crude oil reserves.

The existence and the estimated amount of reserves affect, among other things, whether certain costs are capitalized or expensed, the amount and timing of costs depreciated, depleted or amortized into net income and the presentation of supplemental information on oil and gas producing activities. Additionally, both the expected future cash flows to be generated by oil and gas producing properties used in testing such properties for impairment and the expected future taxable income available to realize deferred tax assets also rely, in part, on estimates of quantities of net reserves.

Depreciation and depletion of liquid hydrocarbon, natural gas and synthetic crude oil producing properties is determined by the units-of-production method and could change with revisions to estimated proved reserves. Over the past three years, the impact on our depreciation and depletion rate due to revisions of previous reserve estimates has not been significant to either our E&P or our OSM segments. However, during 2009, the change to presenting oil sands mining reserves as synthetic crude oil under the SEC's revised regulations caused our reported revisions to previous estimates to be near 50 percent of the beginning of the year reserve estimate. This presentation change did not have a significant impact upon the calculation of depreciation, depletion and amortization for our OSM segment. For our E&P segment, on average, a five percent increase in the amount of proved liquid hydrocarbon and natural gas reserves would lower the depreciation and depletion rate by approximately $0.66 per barrel, which would increase pretax income by approximately $87 million annually, based on 2011 production. Conversely, on average, a five percent decrease in the amount of proved liquid hydrocarbon and natural gas reserves would increase the depreciation and depletion rate by approximately $0.72 per barrel and would result in a decrease in pretax income of approximately $96 million annually, based on 2011 production. For our OSM segment, on average, a five percent increase in estimated proved synthetic crude oil reserves would lower the depreciation and depletion rate by approximately $0.62 per barrel and would result in an increase in pretax income of approximately $9 million annually, based on 2011 production. On average, a five percent decrease in estimated proved synthetic crude oil reserves would increase the depreciation and depletion rate by approximately $0.69 per barrel and would result in a decrease in pretax income of approximately $9 million annually, based on 2011 production.

Fair Value Estimates

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which includes multiple valuation techniques. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to measure fair value by converting future amounts, such as cash flows or earnings, into a single present value amount using current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace the service capacity of an asset. This is often referred to as current replacement cost. The cost approach assumes that the fair value would not exceed what it would cost a market participant to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence.

The fair value accounting standards do not prescribe which valuation technique should be used when measuring fair value and does not prioritize among the techniques. These standards establish a fair value hierarchy that prioritizes the inputs used in applying the various valuation techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. Level 1 inputs are given the highest priority in the fair value hierarchy while Level 3 inputs are given the lowest priority. The three levels of the fair value hierarchy are as follows:

- Level 1 – Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the measurement date.

- Level 3 – Unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management's best estimate of fair value.

Valuation techniques that maximize the use of observable inputs are favored. Assets and liabilities are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy. We use a market or income approach for recurring fair value measurements and endeavor to use the best information available. See Item 8. Financial Statements and Supplementary Data – Note 15 to the consolidated financial statements for disclosures regarding our fair value measurements.

Significant uses of fair value measurements include:

- impairment assessments of long-lived assets;
- impairment assessments of goodwill;
- allocation of the purchase price paid to acquire businesses to the assets acquired and liabilities assumed in those acquisitions; and
- recorded value of derivative instruments

Impairment Assessments of Long-Lived Assets and Goodwill

The need to test long-lived assets and goodwill for impairment can be based on several indicators, including a significant reduction in prices of liquid hydrocarbons, natural gas or synthetic crude oil, unfavorable adjustments to reserves, significant changes in the expected timing of production, other changes to contracts or changes in the regulatory environment in which the property is located.

Long-lived assets used in operations are assessed for impairment whenever changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable. For purposes of impairment evaluation, long-lived assets must be grouped at the lowest level for which independent cash flows can be identified, which generally is field-by-field for E&P assets and project level for oil sands mining assets. If the sum of the undiscounted estimated pretax cash flows is less than the carrying value of an asset group, the carrying value is written down to the estimated fair value.

Unlike long-lived assets, goodwill must be tested for impairment at least annually, or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill is tested for impairment at the reporting unit level.

Fair value calculated for the purpose of testing our long-lived assets and goodwill for impairment is estimated using the expected present value of future cash flows method and comparative market prices when appropriate. Significant judgment is involved in performing these fair value estimates since the results are based on forecasted assumptions. Significant assumptions include:

- *Future liquid hydrocarbon, natural gas and synthetic crude oil prices.* Our estimates of future prices are based on our analysis of market supply and demand and consideration of market price indicators. Although these commodity prices may experience extreme volatility in any given year, we believe long-term industry prices are driven by global market supply and demand. To estimate supply, we consider numerous factors, including the worldwide resource base, depletion rates, and OPEC production policies. We believe demand is largely driven by global economic factors, such as population and income growth, governmental policies, and vehicle stocks. The prices we use in our fair value estimates are consistent with those used in our planning and capital investment reviews. There has been significant volatility in liquid hydrocarbon, natural gas and synthetic crude oil prices and estimates of such future prices are inherently imprecise.
- *Estimated quantities of liquid hydrocarbons, natural gas and synthetic crude oil.* Such quantities are based on a combination of proved and probable reserves such that the combined volumes represent the most likely expectation of recovery. By definition, probable reserve estimates are less precise than proved reserve estimates.
- *Expected timing of production.* Production forecasts are the outcome of engineer studies which estimate proved and probable reserves. The actual timing of the production could be different than the projection. Cash flows realized later in the projection period are less valuable than those realized earlier due to the time value of money. The expected timing of production that we use in our fair value estimates is consistent with that used in our planning and capital investment reviews.
- *Discount rate commensurate with the risks involved.* We apply a discount rate to our expected cash flows based on a variety of factors, including market and economic conditions, operational risk, regulatory risk and political risk. This discount rate is also compared to recent observable market transactions, if possible. A higher discount rate decreases the net present value of cash flows.

- *Future capital requirements.* Our estimates of future capital requirements are based on authorized spending and internal forecasts.

We base our fair value estimates on projected financial information which we believe to be reasonable. However, actual results may differ from these projections.

An estimate of the sensitivity to net income resulting from impairment calculations is not practicable, given the numerous assumptions (e.g. reserves, pricing and discount rates) that can materially affect our estimates. That is, unfavorable adjustments to some of the above listed assumptions may be offset by favorable adjustments in other assumptions.

Acquisitions

In accounting for business combinations, the purchase price paid to acquire a business is allocated to its assets and liabilities based on the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired is recorded as goodwill. A significant amount of judgment is involved in estimating the individual fair values of property, plant and equipment and identifiable intangible assets. The most significant assumptions relate to the estimated fair values allocated to proved and unproved liquid hydrocarbon, natural gas and synthetic crude oil properties. Estimated fair values assigned to assets acquired can have a significant effect on our results of operations in the future. We use all available information to make these fair value determinations and, for certain acquisitions, engage third-party consultants for assistance. During 2011, we completed a business combination in the Eagle Ford shale with an aggregate purchase price of $4.5 billion that was allocated to the assets acquired and liabilities assumed based on their estimated fair values (see Item 8. Financial Statements and Supplementary Data – Note 5 to the consolidated financial statements).

The fair values used to allocate the purchase price of an acquisition are often estimated using the expected present value of future cash flows method, which requires us to estimate reserves as described above under Estimated Quantities of Net Reserves, project related future cash inflows and outflows and apply an appropriate discount rate. The estimates used in determining fair values are based on assumptions believed to be reasonable but which are inherently uncertain. Accordingly, actual results may differ from the projected results used to determine fair value.

Derivatives

We record all derivative instruments at fair value. A large volume of our commodity derivatives are exchange-traded and require few assumptions in arriving at fair value. Fair value estimation for all our derivative instruments is discussed in Item 8. Financial Statements and Supplementary Data – Note 15 to the consolidated financial statements. Additional information about derivatives and their valuation may be found in Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Income Taxes

We are subject to income taxes in numerous taxing jurisdictions worldwide. Estimates of income taxes to be recorded involve interpretation of complex tax laws and assessment of the effects of foreign taxes on our U.S. federal income taxes.

We have recorded deferred tax assets and liabilities for temporary differences between book basis and tax basis, tax credit carryforwards and operating loss carryforwards. We routinely assess the realizability of our deferred tax assets and reduce such assets by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In assessing the need for additional or adjustments to existing valuation allowances, we consider the preponderance of evidence concerning the realization of the deferred tax asset. We must consider any prudent and feasible tax planning strategies that might minimize the amount of deferred tax liabilities recognized or the amount of any valuation allowance recognized against deferred tax assets, if we can implement the strategies and we expect to implement them in the event the forecasted conditions actually occur. Assumptions related to the permanent reinvestment of the earnings of our foreign subsidiaries are reconsidered quarterly to give effect to changes in our portfolio of producing properties and in our tax profile.

Our net deferred tax assets, after valuation allowances, are expected to be realized through our future taxable income and the reversal of temporary differences. Numerous judgments and assumptions are inherent in the estimation of future taxable income, including factors such as future operating conditions (particularly as related to prevailing liquid hydrocarbon, natural gas and synthetic crude oil prices) and the assessment of the effects of foreign taxes on our U.S. federal income taxes. The estimates and assumptions used in determining future taxable income are consistent with those used in our planning and capital investment reviews. We consider proved and, in some cases, probable and possible reserves related to our existing producing properties, as well as estimated quantities of liquid hydrocarbon, natural gas and synthetic crude oil related to undeveloped discoveries if, in our judgment, it is likely that development plans will be approved in the foreseeable future. Assumptions regarding our ability to realize the U.S. federal benefit of foreign tax credits are based on certain estimates concerning future operating conditions (particularly as related to prevailing liquid hydrocarbon, natural gas and synthetic crude oil prices), future financial conditions, income generated from foreign sources and our tax profile in the year that such credits may be claimed.

Pension and Other Postretirement Benefit Obligations

Accounting for pension and other postretirement benefit obligations involves numerous assumptions, the most significant of which relate to the following:

- the discount rate for measuring the present value of future plan obligations;
- the expected long-term return on plan assets;
- the rate of future increases in compensation levels; and
- health care cost projections.

We develop our demographics and utilize the work of third-party actuaries to assist in the measurement of these obligations. We have selected different discount rates for our funded U.S. pension plan and our unfunded U.S. retiree health care plan due to the different projected benefit payment patterns. In determining the assumed discount rates, our methods include a review of market yields on high-quality corporate debt and use of our third-party actuary's discount rate model. This model calculates an equivalent single discount rate for the projected benefit plan cash flows using a yield curve derived from AA bond yields. The yield curve represents a series of annualized individual spot discount rates from 0.5 to 99 years. The bonds used are rated AA or higher by a recognized rating agency, only non-callable bonds are included and outlier bonds (bonds that have a yield to maturity that significantly deviates from the average yield within each maturity grouping) are removed. Each issue is required to have at least $250 million par value outstanding. The constructed yield curve is based on those bonds representing the 50 percent highest yielding issuance within each defined maturity group.

Of the assumptions used to measure the yearend obligations and estimated annual net periodic benefit cost, the discount rate has the most significant effect on the periodic benefit cost reported for the plans. Decreasing the discount rates of 4.45 percent for our U.S. pension plan and 4.90 percent for our other U.S. postretirement benefit plan by 0.25 would increase pension obligations and other postretirement benefit plan obligations by $43 million and $9 million and would increase annual defined benefit pension expense by $5 million and would not have a significant impact on other postretirement benefit plan expense.

The asset rate of return assumption considers the asset mix of the plans (targeted at approximately 75 percent equity securities and 25 percent debt securities for the U.S. funded pension plan through 2011, 65 percent equity securities and 35 percent debt securities for the U.S. funded pension plan beginning in 2012 and 70 percent equity securities and 30 percent debt securities for the international funded pension plans), past performance and other factors. Certain components of the asset mix are modeled with various assumptions regarding inflation, debt returns and stock yields. Our long-term asset rate of return assumption is compared to those of other companies and to our historical returns for reasonableness. Decreasing the 7.75 percent asset rate of return assumption by 0.25 would not have a significant impact on our defined benefit pension expense.

Compensation change assumptions are based on historical experience, anticipated future management actions and demographics of the benefit plans.

Health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends.

Item 8. Financial Statements and Supplementary Data – Note 20 to the consolidated financial statements includes detailed information about the assumptions used to calculate the components of our annual defined benefit pension and other postretirement plan expense, as well as the obligations and accumulated other comprehensive income reported on the balance sheets.

Contingent Liabilities

We accrue contingent liabilities for environmental remediation, tax deficiencies related to operating taxes, and litigation claims when such contingencies are probable and estimable. Actual costs can differ from estimates for many reasons. For instance, settlement costs for claims and litigation can vary from estimates based on differing interpretations of laws, opinions on responsibility and assessments of the amount of damages. Similarly, liabilities for environmental remediation may vary from estimates because of changes in laws, regulations and their interpretation; additional information on the extent and nature of site contamination; and improvements in technology. Our in-house legal counsel regularly assesses these contingent liabilities. In certain circumstances, outside legal counsel is utilized.

We generally record losses related to these types of contingencies as cost of revenues or selling, general and administrative expenses in the consolidated statements of income, except for tax contingencies unrelated to income taxes, which are recorded as other taxes. For additional information on contingent liabilities, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies.

An estimate of the sensitivity to net income if other assumptions had been used in recording these liabilities is not practical because of the number of contingencies that must be assessed, the number of underlying assumptions and the wide range of reasonably possible outcomes, in terms of both the probability of loss and the estimates of such loss.

Accounting Standards Not Yet Adopted

The FASB and the IASB issued joint disclosure requirements in December 2011 designed to enhance disclosures about offsetting assets and liabilities that will enable financial statement users to evaluate the effect or potential effect of netting arrangements on an entity's financial position. Entities are required to disclose both gross information and net information about financial instruments and derivative instruments that are either offset in the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. These disclosures are effective for us beginning the first quarter of 2013 and must be made retrospectively for comparable periods. Adoption of this amendment will not have a significant impact on our consolidated results of operations, financial position or cash flows.

In September 2011, the FASB amended accounting standards to simplify how entities test goodwill for impairment. The amendment reduces complexity by allowing an entity the option to make a qualitative evaluation of whether it is necessary to perform the two-step goodwill impairment test. The amendment is effective for our interim and annual periods beginning with the first quarter of 2012. Early adoption is permitted, but we were unable to do so because our 2011 annual goodwill impairment testing was completed prior to the issuance of the amendment. Adoption of this amendment will not have a significant impact on our consolidated results of operations, financial position or cash flows.

The FASB amended the reporting standards for comprehensive income in June 2011 to eliminate the option to present the components of Other Comprehensive Income ("OCI") as part of the statement of changes in stockholders' equity. All non-owner changes in stockholders' equity are required to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of OCI, and the total of comprehensive income. The presentation of items that are reclassified from OCI to net income on the income statement is also required. The amendments did not change the items that must be reported in OCI or when an item of OCI must be reclassified to net income. The amendments are effective for us beginning with the first quarter of 2012, except for the presentation of reclassifications, which has been deferred. Adoption of this amendment will not have a significant impact on our consolidated results of operations, financial position or cash flows.

In May 2011, the FASB issued an update amending the accounting standards for fair value measurement and disclosure, resulting in common principles and requirements under U.S. GAAP and IFRS. The amendments change the wording used to describe certain of the U.S. GAAP requirements either to clarify the intent of existing requirements, to change measurement or expand disclosure principles or to conform to the wording used in IFRS. The amendments are to be applied prospectively and will be effective for our interim and annual periods beginning with the first quarter of 2012. Early application is not permitted. We do not expect adoption of these amendments to have a significant impact on our consolidated results of operations, financial position or cash flows.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks related to the volatility of liquid hydrocarbon, natural gas and synthetic crude oil prices. We employ various strategies, including the use of commodity derivative instruments, to manage the risks related to these price fluctuations. We are also exposed to market risks related to changes in interest rates and foreign currency exchange rates. We employ various strategies, including the use of financial derivative instruments, to manage the risks related to these fluctuations. We are at risk for changes in the fair value of all of our derivative instruments; however, such risk should be mitigated by price or rate changes related to the underlying commodity or financial transaction.

We believe that our use of derivative instruments, along with our risk assessment procedures and internal controls, does not expose us to material adverse consequences. While the use of derivative instruments could materially affect our results of operations in particular quarterly or annual periods, we believe that the use of these instruments will not have a material adverse effect on our financial position or liquidity.

See Item 8. Financial Statements and Supplementary Data – Notes 15 and 16 to the consolidated financial statement for more information about the fair value measurement of our derivatives, as well as the amounts recorded in our consolidated balance sheets and statements of income for those which qualify as hedges and those not designated as hedges.

Commodity Price Risk

Our strategy is to obtain competitive prices for our products and allow operating results to reflect market price movements dictated by supply and demand. However, management will occasionally protect prices on forecasted sales, as deemed appropriate. We use a variety of commodity derivative instruments, including futures, forwards, swaps and combinations of options, as part of an overall program to manage commodity price risk in our different businesses.

We regularly use commodity derivative instruments in the E&P segment to manage natural gas price risk during the time that the natural gas is held in storage before it is sold or related to our supply optimization activities.

The fair value of commodity derivatives outstanding at December 31, 2011 was less than $1 million. For these derivatives, hypothetical 10 percent and 25 percent increases and decreases in commodity prices would not significantly impact income from operations ("IFO"). We evaluate our portfolio of commodity derivative instruments on an ongoing basis and add or revise strategies in anticipation of changes in market conditions and in risk profiles.

Interest Rate Risk

We are impacted by interest rate fluctuations which affect the fair value of certain financial instruments. We manage our exposure to interest rate movements by utilizing financial derivative instruments. The primary objective of this program is to reduce our overall cost of borrowing by managing the mix of fixed and floating interest rate debt in our portfolio. As of December 31, 2011, we had multiple interest rate swap agreements with a total notional amount of $600 million at a weighted-average, LIBOR-based, floating rate of 4.76 percent. These interest rate swaps are designated as fair value hedges, which effectively results in an exchange of existing obligations to pay fixed interest rates for obligations to pay floating rates.

Sensitivity analysis of the projected incremental effect of a hypothetical 10 percent change in interest rates on financial assets and liabilities as of December 31, 2011, is provided in the following table.

(In millions)	Fair Value	Incremental Change in Fair Value
Financial assets (liabilities)[a]		
Interest rate swap agreements	$ 5[b]	$ 4
Long-term debt, including amounts due within one year	$ (5,479)[b]	$ (231)

[a] Fair values of cash and cash equivalents, receivables, accounts payable and accrued interest approximate carrying value and are relatively insensitive to changes in interest rates due to the short-term maturity of the instruments. Accordingly, these instruments are excluded from the table.

[b] Fair value was based on market prices where available, or current borrowing rates for financings with similar terms and maturities.

At December 31, 2011, our portfolio of long-term debt was substantially comprised of fixed rate instruments. Therefore, the fair value of the portfolio is relatively sensitive to interest rate fluctuations. Our sensitivity to interest rate declines and corresponding increases in the fair value of our debt portfolio unfavorably affects our results of operations and cash flows only when we elect to repurchase or otherwise retire fixed-rate debt at prices above carrying value.

Foreign Currency Exchange Rate Risk

We may manage our exposure to foreign currency exchange rates by utilizing forward and option contracts. The primary objective of this program is to reduce our exposure to movements in foreign currency exchange rates by locking in such rates. There were no foreign currency forward or option contracts open at December 31, 2011.

Counterparty Risk

We are also exposed to financial risk in the event of nonperformance by counterparties. The creditworthiness of counterparties is reviewed and master netting agreements are used when appropriate.

Safe Harbor

These quantitative and qualitative disclosures about market risk include forward-looking statements with respect to management's opinion about risks associated with the use of derivative instruments. These statements are based on certain assumptions with respect to market prices and industry supply of and demand for liquid hydrocarbons, natural gas and synthetic crude oil. If these assumptions prove to be inaccurate, future outcomes with respect to our use of derivative instruments may differ materially from those discussed in the forward-looking statements.

Item 8. Financial Statements and Supplementary Data

Index

	Page
Management's Responsibilities for Financial Statements	54
Management's Report on Internal Control over Financial Reporting	54
Report of Independent Registered Public Accounting Firm	55
Audited Consolidated Financial Statements	
Consolidated Statements of Income	56
Consolidated Statements of Comprehensive Income	57
Consolidated Balance Sheets	58
Consolidated Statements of Cash Flows	59
Consolidated Statements of Stockholders' Equity	60
Notes to Consolidated Financial Statements	61
Select Quarterly Financial Data (Unaudited)	96
Supplementary Information on Oil and Gas Producing Activities (Unaudited)	97
Supplemental Statistics (Unaudited)	104

Management's Responsibilities for Financial Statements

To the Stockholders of Marathon Oil Corporation:

The accompanying consolidated financial statements of Marathon Oil Corporation and its consolidated subsidiaries ("Marathon Oil") are the responsibility of management and have been prepared in conformity with accounting principles generally accepted in the Unites States of America. They necessarily include some amounts that are based on best judgments and estimates. The financial information displayed in other sections of this Annual Report on Form 10-K is consistent with these consolidated financial statements.

Marathon Oil seeks to assure the objectivity and integrity of its financial records by careful selection of its managers, by organization arrangements that provide an appropriate division of responsibility and by communications programs aimed at assuring that its policies and methods are understood throughout the organization.

The Board of Directors pursues its oversight role in the area of financial reporting and internal control over financial reporting through its Audit and Finance Committee. This Committee, composed solely of independent directors, regularly meets (jointly and separately) with the independent registered public accounting firm, management and internal auditors to monitor the proper discharge by each of their responsibilities relative to internal accounting controls and the consolidated financial statements.

/s/ Clarence P. Cazalot, Jr.	/s/ Janet F. Clark	/s/ Michael K. Stewart
Chairman, President and Chief Executive Officer	*Executive Vice President and Chief Financial Officer*	*Vice President, Finance and Accounting, Controller and Treasurer*

Management's Report on Internal Control over Financial Reporting

To the Stockholders of Marathon Oil Corporation:

Marathon Oil's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934). An evaluation of the design and effectiveness of our internal control over financial reporting, based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based on the results of this evaluation, Marathon Oil's management concluded that its internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of Marathon Oil's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent public accounting firm, as stated in their report which is included herein.

/s/ Clarence P. Cazalot, Jr.	/s/ Janet F. Clark
Chairman, President and Chief Executive Officer	*Executive Vice President and Chief Financial Officer*

Report of Independent Registered Public Accounting Firm

To the Stockholders of Marathon Oil Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Marathon Oil Corporation and its subsidiaries (the "Company") at December 31, 2011, and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Houston, Texas
February 29, 2012

MARATHON OIL CORPORATION
Consolidated Statements of Income

(In millions, except per share data)	2011	2010	2009
Revenues and other income:			
Sales and other operating revenues	$ 14,603	$ 11,634	$ 8,465
Sales to related parties	60	56	59
Income from equity method investments	462	344	268
Net gain on disposal of assets	103	766	202
Other income	54	73	90
Total revenues and other income	15,282	12,873	9,084
Costs and expenses:			
Cost of revenues (excludes items below)	6,225	4,786	3,170
Purchases from related parties	250	172	146
Depreciation, depletion and amortization	2,266	2,056	1,934
Impairments	310	447	18
General and administrative expenses	544	491	451
Other taxes	230	199	173
Exploration expenses	644	498	307
Total costs and expenses	10,469	8,649	6,199
Income from operations	4,813	4,224	2,885
Net interest and other	(107)	(75)	(122)
Loss on early extinguishment of debt	(279)	(92)	-
Income from continuing operations before income taxes	4,427	4,057	2,763
Provision for income taxes	2,720	2,175	2,047
Income from continuing operations	1,707	1,882	716
Discontinued operations	1,239	686	747
Net income	$ 2,946	$ 2,568	$ 1,463
Per Share Data			
Basic:			
Income from continuing operations	$ 2.40	$ 2.65	$ 1.01
Discontinued operations	$ 1.75	$ 0.97	$ 1.05
Net income	$ 4.15	$ 3.62	$ 2.06
Diluted:			
Income from continuing operations	$ 2.39	$ 2.65	$ 1.01
Discontinued operations	$ 1.74	$ 0.96	$ 1.05
Net income	$ 4.13	$ 3.61	$ 2.06
Dividends	$ 0.80	$ 0.99	$ 0.96
Weighted average shares:			
Basic	710	710	709
Diluted	714	712	711

The accompanying notes are an integral part of these consolidated financial statements.

MARATHON OIL CORPORATION
Consolidated Statements of Comprehensive Income

(In millions)	2011	2010	2009
Net income	$ 2,946	$ 2,568	$ 1,463
Other comprehensive income (loss)			
Postretirement and post-employment plans			
Change in actuarial gain (loss)	16	(76)	(564)
Spin-off downstream business	968	-	-
Income tax benefit (provision) on postretirement and post-employment plans	(357)	7	208
Postretirement and post-employment plans, net of tax	627	(69)	(356)
Derivative hedges			
Net unrecognized gain	9	5	24
Spin-off downstream business	(7)	-	-
Income tax benefit (provision) on derivative hedges	(1)	1	(12)
Derivative hedges, net of tax	1	6	12
Foreign currency translation and other			
Unrealized gain (loss)	(1)	-	4
Income tax provision on foreign currency translation and other	-	-	(1)
Foreign currency translation and other, net of tax	(1)	-	3
Other comprehensive income (loss)	627	(63)	(341)
Comprehensive income	$ 3,573	$ 2,505	$ 1,122

The accompanying notes are an integral part of these consolidated financial statements.

MARATHON OIL CORPORATION
Consolidated Balance Sheets

(In millions, except per share data)	December 31, 2011	December 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 493	$ 3,951
Receivables, less allowance for doubtful accounts of $0 and $7	1,917	5,972
Receivables from related parties	35	58
Inventories	361	3,453
Prepayments	96	92
Deferred tax assets	99	-
Other current assets	223	303
Total current assets	3,224	13,829
Equity method investments	1,383	1,802
Property, plant and equipment, less accumulated depreciation, depletion and amortization of $17,248 and $19,805	25,324	32,222
Goodwill	536	1,380
Other noncurrent assets	904	781
Total assets	$ 31,371	$ 50,014
Liabilities		
Current liabilities:		
Accounts payable	$ 1,864	$ 8,000
Payables to related parties	18	49
Payroll and benefits payable	193	418
Accrued taxes	2,015	1,447
Deferred tax liabilities	5	324
Other current liabilities	158	580
Long-term debt due within one year	141	295
Total current liabilities	4,394	11,113
Long-term debt	4,674	7,601
Deferred income taxes	2,544	3,569
Defined benefit postretirement plan obligations	789	2,171
Asset retirement obligations	1,510	1,354
Deferred credits and other liabilities	301	435
Total liabilities	14,212	26,243
Commitments and contingencies		
Stockholders' Equity		
Preferred stock - no shares issued or outstanding (no par value, 26 million shares authorized)	-	-
Common stock:		
Issued – 770 million and 770 million shares (par value $1 per share, 1.1 billion shares authorized)	770	770
Securities exchangeable into common stock – no shares issued or outstanding (no par value, 29 million shares authorized)	-	-
Held in treasury, at cost – 66 million and 60 million shares	(2,716)	(2,665)
Additional paid-in capital	6,680	6,756
Retained earnings	12,788	19,907
Accumulated other comprehensive loss	(370)	(997)
Total equity of Marathon Oil's stockholders	17,152	23,771
Noncontrolling interest	7	-
Total equity	17,159	23,771
Total liabilities and equity	$ 31,371	$ 50,014

The accompanying notes are an integral part of these consolidated financial statements.

MARATHON OIL CORPORATION
Consolidated Statements of Cash Flows

(In millions)	2011	2010	2009
Increase (decrease) in cash and cash equivalents			
Operating activities:			
Net income	$ 2,946	$ 2,568	$ 1,463
Adjustments to reconcile net income to net cash provided by operating activities:			
Discontinued operations	(1,239)	(686)	(747)
Loss on early extinguishment of debt	279	92	-
Deferred income taxes	(182)	(489)	546
Depreciation, depletion and amortization	2,266	2,056	1,934
Impairments	310	447	18
Pension and other postretirement benefits, net	64	31	(17)
Exploratory dry well costs and unproved property impairments	357	225	81
Net gain on disposal of assets	(103)	(766)	(202)
Equity method investments, net	47	56	34
Changes in:			
Current receivables	8	(409)	(188)
Inventories	33	(71)	(104)
Current accounts payable and accrued liabilities	485	1,018	308
All other operating, net	163	122	46
Net cash provided by continuing operations	5,434	4,194	3,172
Net cash provided by discontinued operations	1,090	1,676	2,096
Net cash provided by operating activities	6,524	5,870	5,268
Investing activities:			
Acquisitions	(4,470)	-	-
Additions to property, plant and equipment	(3,295)	(3,536)	(3,349)
Disposal of assets	518	1,368	812
Investments - return of capital	59	58	59
Investing activities of discontinued operations	(493)	(464)	(2,879)
All other investing, net	14	(47)	119
Net cash used in investing activities	(7,667)	(2,621)	(5,238)
Financing activities:			
Borrowings	-	-	1,491
Debt issuance costs	-	-	(11)
Debt repayments	(2,877)	(653)	(68)
Purchases of common stock	(300)	-	-
Issuance of common stock	77	12	4
Dividends paid	(567)	(704)	(679)
Financing activities of discontinued operations	2,916	(12)	(13)
Distribution in spin-off	(1,622)	-	-
All other financing, net	78	2	-
Net cash provided by (used in) financing activities	(2,295)	(1,355)	724
Effect of exchange rate changes on cash	(20)	-	18
Net increase (decrease) in cash and cash equivalents	(3,458)	1,894	772
Cash and cash equivalents at beginning of period	3,951	2,057	1,285
Cash and cash equivalents at end of period	$ 493	$ 3,951	$ 2,057

The accompanying notes are an integral part of these consolidated financial statements.

MARATHON OIL CORPORATION
Consolidated Statements of Stockholders' Equity

(In millions)	Preferred Stock	Common Stock	Securities Exchangeable into Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total Stockholders' Equity
	Equity Attributable to Marathon Oil Stockholders								
January 1, 2009 Balance	$ -	$ 767	$ -	$(2,720)	$6,696	$17,259	$(593)	$ -	$21,409
Shares issued - stock based compensation	-	-	-	20	(9)	-	-	-	11
Shares exchanged	-	2	-	-	(2)	-	-	-	-
Shares repurchased	-	-	-	(6)	-	-	-	-	(6)
Stock-based compensation	-	-	-	-	53	-	-	-	53
Net income	-	-	-	-	-	1,463	-	-	1,463
Other comprehensive loss	-	-	-	-	-	-	(341)	-	(341)
Dividends paid	-	-	-	-	-	(679)	-	-	(679)
December 31, 2009 Balance	$ -	$ 769	$ -	$(2,706)	$6,738	$18,043	$(934)	$ -	$21,910
Shares issued - stock based compensation	-	-	-	46	(12)	-	-	-	34
Shares exchanged	-	1	-	-	(1)	-	-	-	-
Shares repurchased	-	-	-	(5)	-	-	-	-	(5)
Stock-based compensation	-	-	-	-	31	-	-	-	31
Net income	-	-	-	-	-	2,568	-	-	2,568
Other comprehensive loss	-	-	-	-	-	-	(63)	-	(63)
Dividends paid	-	-	-	-	-	(704)	-	-	(704)
December 31, 2010 Balance	$ -	$ 770	$ -	$(2,665)	$6,756	$19,907	$(997)	$ -	$23,771
Shares issued - stock based compensation	-	-	-	257	(85)	-	-	-	172
Shares repurchased	-	-	-	(308)	-	-	-	-	(308)
Stock-based compensation	-	-	-	-	4	-	-	-	4
Net income	-	-	-	-	-	2,946	-	-	2,946
Other comprehensive income	-	-	-	-	-	-	40	-	40
Dividends paid	-	-	-	-	-	(567)	-	-	(567)
Purchase of subsidiary shares from non-controlling interest	-	-	-	-	-	-	-	7	7
Spin-off of downstream business	-	-	-	-	5	(9,498)	587	-	(8,906)
December 31, 2011 Balance	$ -	$ 770	$ -	$(2,716)	$6,680	$12,788	$(370)	$7	$17,159

(Shares in millions)	Preferred Stock	Common Stock	Securities Exchangeable into Common Stock	Treasury Stock
January 1, 2009 Balance	3	767	3	(61)
Shares exchanged	(2)	2	(2)	-
December 31, 2009 Balance	1	769	1	(61)
Shares issued - stock based compensation	-	-	-	1
Shares exchanged	(1)	1	(1)	-
December 31, 2010 Balance	-	770	-	(60)
Shares issued - stock based compensation	-	-	-	6
Shares repurchased	-	-	-	(12)
December 31, 2011 Balance	-	770	-	(66)

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Principal Accounting Policies

We are engaged in worldwide exploration, production and marketing of liquid hydrocarbons and natural gas; oil sands mining and bitumen transportation and upgrading in Canada; and production and marketing of products manufactured from natural gas, such as LNG and methanol in EG.

Principles applied in consolidation – These consolidated financial statements include the accounts of our majority-owned, controlled subsidiaries and variable interest entities for which we are the primary beneficiary.

Investments in entities over which we have significant influence, but not control, are accounted for using the equity method of accounting. This includes entities in which we hold majority ownership but the minority shareholders have substantive participating rights in the investee. Income from equity method investments represents our proportionate share of net income generated by the equity method investees.

Equity method investments are carried at our share of net assets plus loans and advances. Such investments are assessed for impairment whenever changes in the facts and circumstances indicate a loss in value has occurred, if the loss is deemed to be other than temporary. When the loss is deemed to be other than temporary, the carrying value of the equity method investment is written down to fair value, and the amount of the write-down is included in net income. Differences in the basis of the investments and the separate net asset value of the investees, if any, are amortized into net income over the remaining useful lives of the underlying assets, except for the excess related to goodwill.

Investments in unincorporated joint ventures and undivided interests in certain operating assets are consolidated on a pro rata basis.

As a result of the spin-off of our downstream business (see Note 3), the results of operations and cash flows for the downstream business have been classified as discontinued operations for all periods presented. The disclosures in this report related to results of operations and cash flows are presented on the basis of continuing operations unless otherwise stated.

Use of estimates – The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the respective reporting periods.

Foreign currency transactions – The U.S. dollar is the functional currency of our foreign operating subsidiaries. Foreign currency transaction gains and losses are included in net income.

Revenue recognition – Revenues are recognized when products are shipped or services are provided to customers, title is transferred, the sales price is fixed or determinable and collectability is reasonably assured. Costs associated with revenues are recorded in cost of revenues.

In the lower 48 states of the U.S., production volumes of liquid hydrocarbons and natural gas are sold immediately and transported to market. In Alaska and international locations, liquid hydrocarbon and natural gas production volumes may be stored as inventory and sold at a later time. In Canada, mined bitumen is first processed through an upgrader and then sold as synthetic crude oil. Both bitumen and synthetic crude oil may be stored as inventory.

We follow the sales method of accounting for crude oil and natural gas production imbalances and would recognize a liability if our existing proved reserves were not adequate to cover an imbalance. Imbalances have not been significant in the periods presented.

Cash and cash equivalents – Cash and cash equivalents include cash on hand and on deposit and investments in highly liquid debt instruments with original maturities of three months or less.

Accounts receivable – The majority of our receivables are from joint interest owners in properties we operate, or purchasers of liquid hydrocarbons, are recorded at invoiced amounts and do not bear interest. We determine the allowance for doubtful accounts based on historical write-off experience. Past-due balances over 180 days are reviewed individually for collectability.

Inventories – Inventories are carried at the lower of cost or market value. The majority of our inventories are recorded at average cost. The last-in, first-out ("LIFO") method is used for domestic natural gas inventory.

We may enter into a contract to sell a particular quantity and quality of crude oil at a specified location and date to a particular counterparty, and simultaneously agree to buy a particular quantity and quality of the same commodity at a specified location on the same or another specified date from the same counterparty. We account for such matching buy/sell arrangements as exchanges of inventory.

Derivative instruments – We may use derivatives to manage a portion of our exposure to commodity price risk, interest rate risk and foreign currency exchange rate risk. All derivative instruments are recorded at fair value. Commodity derivatives are reflected on our consolidated balance sheet on a net basis by brokerage firm, as they are governed by master netting agreements. Cash flows related to derivatives used to manage commodity price risk, interest rate risk and foreign currency exchange rate risk related to operating expenditures are classified in operating activities with the underlying transactions. Cash flows related to derivatives used to manage exchange rate risk related to capital expenditures denominated in foreign currencies are classified in investing activities with the underlying transactions. Our derivative instruments contain no significant contingent credit features.

Cash flow hedges – We may use foreign currency forwards and options to manage foreign currency risk associated with anticipated transactions, primarily expenditures for capital projects denominated in certain foreign currencies, and designate them as cash flow hedges. The effective portion of changes in fair value is recognized in other comprehensive income ("OCI") and is reclassified to net income when the underlying forecasted transaction is recognized in net income. Any ineffective portion is recognized in net interest and other as it occurs. For a discontinued cash flow hedge, prospective changes in the fair value of the derivative are recognized in net income. The accumulated gain or loss recognized in OCI at the time a hedge is discontinued continues to be deferred until the original forecasted transaction occurs. However, if it is determined that the likelihood of the original forecasted transaction occurring is no longer probable, the entire accumulated gain or loss recognized in OCI is immediately reclassified into net income.

We may use interest rate derivative instruments to manage the risk of interest rate changes during the period prior to anticipated borrowings and designate them as cash flow hedges. No such derivatives were outstanding at December 31, 2011 and 2010.

Fair value hedges – We may use interest rate swaps to manage our exposure to interest rate risk associated with fixed interest rate debt in our portfolio and we may use commodity derivative instruments to manage the price risk on natural gas that we purchase to be marketed with our natural gas production. Changes in the fair values of both the hedged item and the related derivative are recognized immediately in net income with an offsetting effect included in the basis of the hedged item. The net effect is to report in net income the extent to which the hedge is not effective in achieving offsetting changes in fair value.

Derivatives not designated as hedges – Derivatives that are not designated as hedges may include commodity derivatives used primarily to manage price risk on the forecasted sale of crude oil, natural gas and synthetic crude oil that we produce. Changes in the fair value of derivatives not designated as hedges are recognized immediately in net income.

Concentrations of credit risk – All of our financial instruments, including derivatives, involve elements of credit and market risk. The most significant portion of our credit risk relates to nonperformance by counterparties. The counterparties to our financial instruments consist primarily of major financial institutions and companies within the energy industry. To manage counterparty risk associated with financial instruments, we select and monitor counterparties based on our assessment of their financial strength and on credit ratings, if available. Additionally, we limit the level of exposure with any single counterparty.

Property, plant and equipment – We use the successful efforts method of accounting for oil and gas producing activities, which include our bitumen mining and upgrading.

Property acquisition costs – Costs to acquire mineral interests in traditional oil and natural gas properties or in oil sands mines, to drill and equip exploratory wells that find proved reserves, to drill and equip development wells and to construct or expand oil sand mines and upgrading facilities are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs and costs of carrying and retaining unproved properties are expensed. Costs incurred for exploratory wells that find reserves but cannot yet be classified as proved are capitalized if (1) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (2) we are making sufficient progress assessing the reserves and the economic and operating viability of the project. The status of suspended well costs is monitored continuously and reviewed at least quarterly.

Depreciation, depletion and amortization – Capitalized costs to acquire oil and natural gas properties, which include our bitumen mining and upgrading facilities, are depreciated and depleted on a units-of-production basis based on estimated proved reserves. Capitalized costs of exploratory wells and development costs are depreciated and depleted on a units-of-production basis based on estimated proved developed reserves. Support equipment and other property, plant and equipment related to oil and gas producing activities are depreciated on a straight-line basis over their estimated useful lives which range from 3 to 43 years.

Property, plant and equipment unrelated to oil and gas producing activities is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 40 years.

Impairments – We evaluate our oil and gas producing properties, including capitalized costs of exploratory wells, development costs and our bitumen mining and upgrading facilities, for impairment of value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected undiscounted future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset. Oil and gas producing properties are reviewed for impairment on a field-by-field basis or, in certain instances, by logical grouping of assets if there is significant shared infrastructure. Impairment of proved properties is required when the carrying value exceeds the related undiscounted future net cash flows based on proved and probable reserves. Oil and gas producing properties deemed to be impaired are written down to their fair value, as determined by discounted future net cash flows or, if available, comparable market value. We evaluate our unproved property investment and record impairment based on time or geologic factors in addition to the use of an undiscounted future net cash flow approach. Information such as drilling results, reservoir performance, seismic interpretation or future plans to develop acreage are also considered. Unproved property investments deemed to be impaired are written down to their fair value, as determined by discounted future net cash flows. Impairment expense for unproved oil and natural gas properties is reported in exploration expenses.

Dispositions – When property, plant and equipment depreciated on an individual basis are sold or otherwise disposed of, any gains or losses are reported in net income. Gains on the disposal of property, plant and equipment are recognized when earned, which is generally at the time of closing. If a loss on disposal is expected, such losses are recognized when the assets are classified as held for sale. Proceeds from the disposal of property, plant and equipment depreciated on a group basis are credited to accumulated depreciation, depletion and amortization with no immediate effect on net income until net book value is reduced to zero.

Goodwill – Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business. Such goodwill is not amortized, but rather is tested for impairment annually and when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below carrying value. The impairment test requires allocating goodwill and other assets and liabilities to reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, including goodwill, then the recorded goodwill is impaired to its implied fair value with a charge to operating expense.

Major maintenance activities – Costs for planned major maintenance are expensed in the period incurred. These types of costs include contractor repair services, materials and supplies, equipment rentals and our labor costs.

Environmental costs – Environmental expenditures are capitalized if the costs mitigate or prevent future contamination or if the costs improve environmental safety or efficiency of the existing assets. We provide for remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. The timing of remediation accruals coincides with completion of a feasibility study or the commitment to a formal plan of action. Remediation liabilities are accrued based on estimates of known environmental exposure and are discounted when the estimated amounts are reasonably fixed and determinable.

Asset retirement obligations – The fair value of asset retirement obligations is recognized in the period in which the obligations are incurred if a reasonable estimate of fair value can be made. Our asset retirement obligations primarily relate to the abandonment of oil and gas producing facilities, which include our bitumen mining facilities. Asset retirement obligations for such facilities include costs to dismantle and relocate or dispose of production platforms, mine assets, gathering systems, wells and related structures and restoration costs of land and seabed, including those leased. Estimates of these costs are developed for each property based on the type of production structure, depth of water, reservoir characteristics, depth of the reservoir, market demand for equipment, currently available procedures and consultations with construction and engineering professionals. Asset retirement obligations have not been recognized for certain of our international oil and gas producing facilities as we currently do not have a legal obligation associated with the retirement of those facilities. Asset retirement obligations have not been recognized for the removal of materials and equipment from or the closure of certain bitumen upgrading assets because the fair value cannot be reasonably estimated since the settlement dates of the obligations are indeterminate.

Current inflation rates and credit-adjusted-risk-free interest rates are used to estimate the fair value of asset retirement obligations. Depreciation of capitalized asset retirement costs and accretion of asset retirement obligations are recorded over time. Depreciation is generally determined on a units-of-production basis for oil and gas production facilities, which include our bitumen mining facilities, while accretion escalates over the lives of the assets.

Deferred income taxes – Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases as reported in our filings with the respective taxing authorities. Deferred tax assets are recorded when it is more likely than not that they will be realized. The realization of deferred tax assets is assessed periodically based on several interrelated factors. These factors include our expectation to generate sufficient future taxable income including future foreign source income, tax credits, operating loss carryforwards and management's intent regarding the permanent reinvestment of the income from certain foreign subsidiaries.

Stock based compensation arrangements – The fair value of stock options, stock options with tandem stock appreciation rights ("SARs") and stock-settled SARs ("stock option awards") is estimated on the date of grant using the Black-Scholes option pricing model. The model employs various assumptions, based on management's best estimates at the time of grant, which impact the calculation of fair value and ultimately, the amount of expense that is recognized over the life of the stock option award. Of the required assumptions, the expected life of the stock option award and the expected volatility of our stock price have the most significant impact on the fair value calculation. We have utilized historical data and analyzed current information which reasonably support these assumptions.

The fair value of our restricted stock awards and common stock units is determined based on the fair market value of our common stock on the date of grant.

Our stock-based compensation expense is recognized based on management's best estimate of the awards that are expected to vest, using the straight-line attribution method for all service-based awards with a graded vesting feature. If actual forfeiture results are different than expected, adjustments to recognized compensation expense may be required in future periods. Unearned stock-based compensation is charged to stockholders' equity when restricted stock awards are granted. Compensation expense is recognized over the vesting period and is adjusted if conditions of the restricted stock award are not met. Options with tandem SARs are classified as a liability and are remeasured at fair value each reporting period until settlement.

2. Accounting Standards

Not Yet Adopted

The FASB and the IASB issued joint disclosure requirements in December 2011 designed to enhance disclosures about offsetting assets and liabilities that will enable financial statement users to evaluate the effect or potential effect of netting arrangements on an entity's financial position. Entities are required to disclose both gross information and net information about financial instruments and derivative instruments that are either offset in the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. These disclosures are effective for us beginning the first quarter of 2013 and must be made retrospectively for comparable periods. Adoption of this amendment will not have a significant impact on our consolidated results of operations, financial position or cash flows.

In September 2011, the FASB amended accounting standards to simplify how entities test goodwill for impairment. The amendment reduces complexity by allowing an entity the option to make a qualitative evaluation of whether it is necessary to perform the two-step goodwill impairment test. The amendment is effective for our interim and annual periods beginning with the first quarter of 2012. Early adoption is permitted, but we were unable to do so because our 2011 annual goodwill impairment testing was completed prior to the issuance of the amendment. Adoption of this amendment will not have a significant impact on our consolidated results of operations, financial position or cash flows.

The FASB amended the reporting standards for comprehensive income in June 2011 to eliminate the option to present the components of OCI as part of the statement of changes in stockholders' equity. All non-owner changes in stockholders' equity are required to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of OCI, and the total of comprehensive income. The presentation of items that are reclassified from OCI to net income on the income statement is also required. The amendments did not change the items that must be reported in OCI or when an item of OCI must be reclassified to net income. The amendments are effective for us beginning with the first quarter of 2012, except for the presentation of reclassifications, which has been deferred. Adoption of this amendment will not have a significant impact on our consolidated results of operations, financial position or cash flows.

In May 2011, the FASB issued an update amending the accounting standards for fair value measurement and disclosure, resulting in common principles and requirements under U.S. GAAP and IFRS. The amendments change the wording used to describe certain of the U.S. GAAP requirements either to clarify the intent of existing requirements, to change measurement or expand disclosure principles or to conform to the wording used in IFRS. The amendments are to be applied prospectively and will be effective for our interim and annual periods beginning with the first quarter of 2012. Early application is not permitted. We do not expect adoption of these amendments to have a significant impact on our consolidated results of operations, financial position or cash flows.

Recently Adopted

Oil and Gas Reserve Estimation and Disclosure standards were issued by the FASB in January 2010, which align the FASB's reporting requirements with the below requirements of the SEC. The FASB also addressed the impact of changes in the SEC's rules and definitions on accounting for oil and gas producing activities. Similar to the SEC requirements, the FASB requirements were effective for periods ending on or after December 31, 2009. Initial adoption did not have an impact on our consolidated results of operations, financial position or cash flows. The effect on depreciation, depletion and amortization expense subsequent to adoption, as compared to prior periods, was not significant. The required disclosures are presented in Supplementary Information on Oil and Gas Producing Activities (Unaudited).

In December 2008, the SEC announced that it had approved revisions to its oil and gas reporting disclosures. The new disclosure requirements include provisions that:

- Introduce a new definition of oil and gas producing activities. This new definition allows companies to include volumes in their reserve base from unconventional resources. Such unconventional resources include bitumen extracted from oil sands and oil and gas extracted from coal beds and shale formations.
- Report oil and gas reserves using an unweighted average price using the prior 12-month period, based on the closing prices on the first day of each month, rather than year-end prices.
- Permit companies to disclose their probable and possible reserves on a voluntary basis.
- Require companies to provide additional disclosure regarding the aging of proved undeveloped reserves.
- Permit the use of reliable technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes.
- Replace the existing "certainty" test for areas beyond one offsetting drilling unit from a productive well with a "reasonable certainty" test.
- Require additional disclosures regarding the qualifications of the chief technical person who oversees the company's overall reserve estimation process. Additionally, disclosures regarding internal controls surrounding reserve estimation, as well as a report addressing the independence and qualifications of its reserves preparer or auditor are required.
- Require separate disclosure of reserves in foreign countries if they represent 15 percent or more of total proved reserves, based on barrels of oil equivalent.

As with the FASB standards described above, adoption did not have an impact on our consolidated results of operations, financial position or cash flows. The additional disclosures required by the SEC can be found in Item 1. Business – Reserves.

3. Spin-off of Downstream Business

On June 30, 2011, the spin-off of the downstream business was completed, creating two independent energy companies: Marathon Oil and MPC. On June 30, 2011, stockholders of record as of 5:00 p.m. Eastern Daylight Savings time on June 27, 2011 (the "Record Date") received one common share of MPC stock for every two common shares of Marathon stock held as of the Record Date.

In order to affect the spin-off and govern our relationship with MPC after the spin-off, we entered into a Separation and Distribution Agreement, a Tax Sharing Agreement, an Employee Matters Agreement and a Transition Services Agreement. The Separation and Distribution Agreement governed the separation of the downstream business, the distribution of MPC's shares of common stock to our stockholders, transfer of assets and intellectual property, and other matters related to our relationship with MPC. The Separation and Distribution Agreement provides for cross-indemnities between Marathon Oil and MPC. In general, we have agreed to indemnify MPC for any liabilities relating to our historical oil and gas exploration and production operations, oil sands mining operations and integrated gas operations, and MPC has agreed to indemnify us for any liabilities relating to the historical downstream operations.

The Tax Sharing Agreement governs the respective rights, responsibilities and obligations of Marathon Oil and MPC with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. In addition, the Tax Sharing Agreement reflects each company's rights and obligations related to taxes that are attributable to periods prior to and including the Separation date and taxes resulting from transactions effected in connection with the Separation. In general, under the Tax Sharing Agreement, Marathon Oil is responsible for all U.S. federal, state, local and foreign income taxes attributable to Marathon Oil or any of its subsidiaries for any tax period that begins after the date of the spin-off, and MPC is responsible for all taxes attributable to it or its subsidiaries, whether accruing before, on or after the spin-off. The Tax Sharing Agreement contains covenants intended to protect the tax-free status of the spin-off. These covenants may restrict the ability of Marathon Oil and MPC to pursue strategic or other transactions that otherwise could maximize the values of their respective businesses and may discourage or delay a change of control of either company.

The Employee Matters Agreement contains provisions concerning benefit protection for employees who became MPC employees prior to December 31, 2011, treatment of holders of Marathon stock options, stock appreciation rights, restricted stock and restricted stock units, and cooperation between Marathon Oil and MPC in the sharing of employee information and maintenance of confidentiality. Unvested equity-based compensation awards were converted to awards of the entity where the employee holding them is working post-separation. For vested equity-based compensation awards, employees received both Marathon Oil and MPC awards.

Under the Transition Services Agreement, Marathon Oil and MPC are providing and/or making available various administrative services and assets to each other, for up to a one-year period beginning on the distribution date of the spin-off. The services include: administrative services; accounting services; audit services; health, environmental and safety services; human resource services; information technology services; legal services; natural gas administration services; tax services; and treasury services. In consideration for such services, the companies are paying fees to the other for the services provided, and these fees are generally in amounts intended to allow the party providing services to recover all of its direct and indirect costs incurred in providing these services.

The following table presents the carrying value of assets and liabilities of MPC, immediately preceding the June 30, 2011 spin-off.

(In millions)		
Current assets:		
Cash and cash equivalents	$	1,622
Receivables		5,041
Inventories		3,679
Other current assets		170
Total current assets of discontinued operations		10,512
Equity method investments		323
Property, plant and equipment		11,935
Goodwill		847
Other noncurrent assets		351
Total assets of discontinued operations	$	23,968
Current liabilities:		
Accounts payable	$	7,329
Payroll and benefits payable		222
Accrued and deferred taxes		443
Other current liabilities		461
Long-term debt due within one year		12
Total current liabilities of discontinued operations		8,467
Long-term debt		3,262
Deferred income taxes		1,568
Defined benefit postretirement plan obligations		1,489
Deferred credits and other liabilities		276
Total liabilities of discontinued operations	$	15,062

The results of operations of our downstream business have been reported as discontinued operations. The table below shows selected financial information reported in discontinued operations related to the spin-off.

(In millions)		2011		2010		2009
Revenues applicable to discontinued operations	$	38,602	$	62,488	$	45,529
Pretax income from discontinued operations	$	2,012	$	1,065	$	894

4. Variable Interest Entities

The owners of the AOSP, in which we hold a 20 percent undivided interest, contracted with a wholly owned subsidiary of a publicly traded Canadian limited partnership ("Corridor Pipeline") to provide materials transportation capabilities among the Muskeg River mine, the Scotford upgrader and markets in Edmonton. The contract, originally signed in 1999 by a company we acquired, allows each holder of an undivided interest in the AOSP to ship materials in accordance with its undivided interest. Costs under this contract are accrued and recorded on a monthly basis, with a $3 million current liability recorded at December 31, 2011. Under this agreement, the AOSP absorbs all of the operating and capital costs of the pipeline. Currently, no third-party shippers use the pipeline. Should shipments be suspended, by choice or due to force majeure, we remain responsible for the portion of the payments related to our undivided interest for all remaining periods. The contract expires in 2029; however, the shippers can extend its term perpetually. This contract qualifies as a variable interest contractual arrangement and the Corridor Pipeline qualifies as a variable interest entity ("VIE"). We hold a variable interest but are not the primary beneficiary because our shipments are only 20 percent of the total; therefore the Corridor Pipeline is not consolidated. Our maximum exposure to loss as a result of our involvement with this VIE is the amount we expect to pay over the contract term, which was $715 million as of December 31, 2011. The liability on our books related to this contract at any given time will reflect amounts due for the immediately previous month's activity, which is substantially less than the maximum exposure over the contract term. We have not provided financial assistance to Corridor Pipeline and we do not have any guarantees of such assistance in the future.

5. Acquisitions

During the fourth quarter of 2011, we closed a series of transactions in the Eagle Ford shale formation in south Texas that were accounted for as a business combination. The most significant of these transactions was the acquisition of Hilcorp Resources, LLC. The total consideration paid for all the transactions including approximately 167,000 net acres and a gathering system, was $4.5 billion which was funded from existing cash. All Eagle Ford properties are included in our E&P segment.

The following table summarizes the amounts allocated to the assets acquired and liabilities assumed based upon their fair values at the acquisition dates:

(In millions)	
Current assets:	
Receivables	$ 40
Inventories	4
Other current assets	30
Total current assets acquired	74
Property, plant and equipment	4,501
Other noncurrent assets	21
Total assets acquired	$ 4,596
Current liabilities:	
Accounts payable	$ 101
Other current liabilities	20
Total current liabilities assumed	121
Asset retirement obligations	5
Total liabilities assumed	126
Net assets acquired	$ 4,470

The fair values of assets acquired and liabilities assumed were measured primarily using an income approach, specifically utilizing a discounted cash flow analysis. The estimated fair values were based on significant inputs not observable in the market, and therefore represent Level 3 measurements. Significant inputs included estimated reserve volumes, the expected future production profile, estimated commodity prices and assumptions regarding future operating and development costs. A discount rate of approximately 11 percent was used in the discounted cash flow analysis. The accounting for this transaction is complete.

The pro forma impact of this business combination is not material to our consolidated statement of income for 2011 and 2010.

In addition, during 2011, we acquired approximately 108,000 net acres in the Eagle Ford shale for approximately $265 million. These transactions were funded from existing cash and were accounted for as asset acquisitions.

6. Dispositions

2012 pipelines – In October 2011, we entered into definitive agreements to sell our E&P segment's interests in several Gulf of Mexico crude oil pipeline systems. This includes our equity method interests in Poseidon Oil Pipeline

Company, L.L.C. and Odyssey Pipeline L.L.C., as well as certain other oil pipeline interests, including the Eugene Island pipeline system. The value of this transaction is approximately $205 million, net of debt assumed by the buyer. The carrying value of these assets was $38 million as of December 31, 2011. This transaction closed on January 3, 2012.

2011

Burns Point gas plant – During the fourth quarter of 2011, we sold our E&P segment's 50 percent interest in the Burns Point gas plant, a cryogenic processing plant located in St. Mary Parish, Louisiana, for total consideration of $36 million and a pretax gain of $34 million was booked.

Alaska LNG facility – During the third quarter of 2011, we sold our Integrated Gas segment's equity interest in a LNG processing facility in Alaska and a pretax gain on the transaction of $8 million was recorded.

DJ Basin – In April 2011, we assigned a 30 percent undivided working interest in our E&P segment's approximately 180,000 acres in the Niobrara shale play located within the DJ Basin of southeast Wyoming and northern Colorado for total consideration of $270 million, recording a pretax gain of $37 million. We remain operator of this jointly owned leasehold.

2010

Angola – During 2010, we closed the sale of a 20 percent outside-operated interest in our E&P segment's Production Sharing Contract and Joint Operating Agreement in Block 32 offshore Angola. We received net proceeds of $1.3 billion and recorded a pretax gain on the sale of $811 million. We retained a 10 percent outside-operated interest in Block 32.

Gudrun – In March 2011, we closed the sale of our outside-operated interests in the Gudrun field development and the Brynhild and Eirin exploration areas offshore Norway for net proceeds of $85 million, excluding working capital adjustments. A $64 million pretax loss on this disposition was recorded in the fourth quarter 2010.

2009

Gabon – In December 2009, we closed the sale of our operated fields offshore Gabon, receiving net proceeds of $269 million, after closing adjustments. A $232 million pretax gain on this disposition was reported in discontinued operations for 2009.

Permian Basin – In June 2009, we closed the sale of our E&P segment's operated and a portion of our outside-operated Permian Basin producing assets in New Mexico and west Texas for net proceeds after closing adjustments of $293 million. A $196 million pretax gain on the sale was recorded.

Ireland – In April 2009, we closed the sale of our operated properties in Ireland for net proceeds of $84 million, after adjusting for cash held by the sold subsidiary. A $158 million pretax gain on the sale was recorded. As a result of this sale, we terminated our pension plan in Ireland, incurring a charge of $18 million.

In June 2009, we entered into an agreement to sell the subsidiary holding our 19 percent outside-operated interest in the Corrib natural gas development offshore Ireland. An initial $100 million payment was received at closing. Additional fixed proceeds of $135 million will be received at the earlier of first commercial gas or December 31, 2012. A $154 million impairment was recognized in discontinued operations in the second quarter of 2009.

Our Irish and our Gabonese businesses, which had been reported in our E&P segment, have been reported as discontinued operations in the consolidated statements of income and the consolidated statements of cash flows. Revenues and pretax income related to these businesses are shown in the table below.

(In millions)	2009
Revenues applicable to discontinued operations	$ 188
Pretax income from discontinued operations	$ 80

7. Income per Common Share

Basic income per share is based on the weighted average number of common shares outstanding, including securities exchangeable into common shares. Diluted income per share assumes exercise of stock options and stock appreciation rights, provided the effect is not antidilutive.

	2011		2010		2009	
(In millions, except per share data)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Income from continuing operations	$ 1,707	$ 1,707	$ 1,882	$ 1,882	$ 716	$ 716
Discontinued operations	1,239	1,239	686	686	747	747
Net income	$ 2,946	$ 2,946	$ 2,568	$ 2,568	$ 1,463	$ 1,463
Weighted average common shares outstanding	710	710	710	710	709	709
Effect of dilutive securities	-	4	-	2	-	2
Weighted average common shares, including dilutive effect	710	714	710	712	709	711
Per share:						
Income from continuing operations	$ 2.40	$ 2.39	$ 2.65	$ 2.65	$ 1.01	$ 1.01
Discontinued operations	$ 1.75	$ 1.74	$ 0.97	$ 0.96	$ 1.05	$ 1.05
Net income	$ 4.15	$ 4.13	$ 3.62	$ 3.61	$ 2.06	$ 2.06

The per share calculations above exclude 7 million, 13 million and 10 million stock options and stock appreciation rights in 2011, 2010 and 2009 that were antidilutive.

8. Segment Information

We have three reportable operating segments: Exploration and Production; Oil Sands Mining; and Integrated Gas. Each of these segments is organized and managed based upon the nature of the products and services they offer.

- E&P – explores for, produces and markets liquid hydrocarbons and natural gas on a worldwide basis.
- OSM – mines, extracts and transports bitumen from oil sands deposits in Alberta, Canada, and upgrades the bitumen to produce and market synthetic crude oil and vacuum gas oil.
- IG – produces and markets products manufactured from natural gas, such as LNG and methanol, in EG.

Information regarding assets by segment is not presented because it is not reviewed by the chief operating decision maker ("CODM"). Segment income represents income from continuing operations, net of income taxes, attributable to the operating segments. Our corporate general and administrative costs are not allocated to the operating segments. These costs primarily consist of employment costs (including pension effects), professional services, facilities and other costs associated with corporate activities, net of associated income tax effects. Foreign currency remeasurement and transaction gains or losses are not allocated to operating segments. Non-cash gains and losses on two natural gas sales contracts in the United Kingdom that were accounted for as derivative instruments, impairments, gains or losses on disposal of assets or other items that affect comparability (as determined by the CODM) also are not allocated to operating segments.

As discussed in Note 3, our downstream business was spun-off on June 30, 2011 and has been reported as discontinued operations in all periods presented. Sales to MPC previously reported as Intersegment revenues are now reported as Customer revenues because such sales are expected to continue subsequent to the spin-off. Such sales were $1.4 billion in the first six months of 2011, $1.8 billion in 2010 and $534 million in 2009.

In 2011 and 2010, MPC accounted for approximately 18 percent and 16 percent of total revenues. In 2010 and 2009, the Libyan National Oil Company accounted for approximately 13 percent and 13 percent of total revenues.

Differences between segment totals for income from equity method investments, taxes and depreciation, depletion and amortization and our consolidated totals represent amounts related to corporate administrative activities and other unallocated items and are included in "Items not allocated to segments, net of income taxes" in the reconciliation below. Capital expenditures include accruals but not corporate administrative activities. As discussed in Notes 3 and 6, discontinued operations for our downstream business in all periods and our Irish and Gabonese businesses in 2009 have been excluded from segment results.

(In millions)	E&P	OSM	IG	Total
2011				
Revenues:				
Customer	$ 12,922	$ 1,588	$ 93	$ 14,603
Intersegment	47	-	-	47
Related parties	60	-	-	60
Segment revenues	13,029	1,588	93	14,710
Elimination of intersegment revenues	(47)	-	-	(47)
Total revenues	$ 12,982	$ 1,588	$ 93	$ 14,663
Segment income	$ 2,157	$ 256	$ 178	$ 2,591
Income from equity method investments	249	-	213	462
Depreciation, depletion and amortization	2,028	196	3	2,227
Income tax provision	2,808	82	74	2,964
Capital expenditures	3,038	308	2	3,348

(In millions)	E&P	OSM	IG	Total
2010				
Revenues:				
Customer	$ 10,651	$ 833	$ 150	$ 11,634
Intersegment	75	-	-	75
Related parties	56	-	-	56
Segment revenues	10,782	833	150	11,765
Elimination of intersegment revenues	(75)	-	-	(75)
Total revenues	$ 10,707	$ 833	$ 150	$ 11,690
Segment income (loss)	$ 1,941	$ (50)	$ 142	$ 2,033
Income from equity method investments	188	-	181	369
Depreciation, depletion and amortization	1,911	105	2	2,018
Income tax provision (benefit)	2,266	(12)	73	2,327
Capital expenditures	2,474	874	2	3,350

(In millions)	E&P	OSM	IG	Total
2009				
Revenues:				
Customer	$ 7,651	$ 692	$ 50	$ 8,393
Intersegment	28	-	-	28
Related parties	59	-	-	59
Segment revenues	7,738	692	50	8,480
Elimination of intersegment revenues	(28)	-	-	(28)
Gain on U.K. natural gas contracts[(a)]	72	-	-	72 [(a)]
Total revenues	$ 7,782	$ 692	$ 50	$ 8,524
Segment income	$ 1,218	$ 44	$ 90	$ 1,352
Income from equity method investments	125	-	143	268
Depreciation, depletion and amortization	1,776	124	3	1,903
Income tax provision	1,560	6	39	1,605
Capital expenditures	2,162	1,115	2	3,279

(a) The U.K. natural gas contracts expired in September 2009.

The following reconciles segment income to net income as reported in the consolidated statements of income.

(In millions)	2011	2010	2009
Segment income	$ 2,591	$ 2,033	$ 1,352
Items not allocated to segments, net of income taxes:			
Corporate and other unallocated items	(326)	(202)	(431)
Foreign currency remeasurement of taxes	9	32	(319)
Impairments[(a)]	(195)	(286)	(45)
Loss on early extinguishment of debt	(176)	(57)	-
Tax effect of subsidiary restructuring	(122)	-	-
Deferred income taxes	(61)	(45)	-
Water abatement – Oil Sands	(48)	-	-
Eagle Ford transaction costs	(10)	-	-
Gain on dispositions[(b)]	45	407	122
Gain on U.K. natural gas contracts	-	-	37
Income from continuing operations	1,707	1,882	716
Discontinued operations	1,239	686	747
Net income	$ 2,946	$ 2,568	$ 1,463

(a) Significant impairments are further discussed, on a pretax basis, in Note 15.

(b) Significant dispositions are further discussed, on a pretax basis, in Note 6.

The following reconciles total revenues to sales and other operating revenues reported in continuing operations in the consolidated statements of income.

(In millions)	2011	2010	2009
Total revenues	$ 14,663	$ 11,690	$ 8,524
Less: Sales to related parties	60	56	59
Sales and other operating revenues	$ 14,603	$ 11,634	$ 8,465

Revenues from external customers are attributed to geographic areas based upon selling location. The following summarizes revenues from external customers reported in continuing operations by geographic area.

(In millions)	2011	2010	2009
United States	$ 6,971	$ 5,363	$ 3,326
United Kingdom	1,546	1,063	1,143
Libya[(a)]	216	1,473	1,139
Norway	3,386	2,243	1,617
Canada	1,588	833	692
Other international	956	715	607
Total revenues	$ 14,663	$ 11,690	$ 8,524

(a) See Note 13 for discussion of Libya operations.

The following summarizes certain long-lived assets by geographic area, including property, plant and equipment and equity investments.

(In millions)	2011	2010
United States	$ 10,928	$ 18,415
Canada	9,711	9,564
Equatorial Guinea	2,214	2,389
Norway	1,133	1,353
Other international	2,721	2,399
Total long-lived assets	$ 26,707	$ 34,120

Revenues by product line were:

(In millions)	2011	2010	2009
Liquid hydrocarbons	$ 13,298	$ 10,312	$ 7,343
Natural gas	1,291	1,295	1,126
Transportation & other	74	83	55
Total revenues	$ 14,663	$ 11,690	$ 8,524

9. Other Items

Net interest and other, related to continuing operations

(In millions)	2011	2010	2009
Interest:			
Interest income	$ 12	$ 11	$ 8
Interest expense[a]	(281)	(375)	(262)
Income on interest rate swaps	10	26	17
Interest capitalized	151	297	214
Total interest	(108)	(41)	(23)
Other:			
Net foreign currency gains (losses)	24	(21)	(28)
Write-off of contingent proceeds[b]	(7)	(15)	(70)
Other	(16)	2	(1)
Total other	1	(34)	(99)
Net interest and other	$ (107)	$ (75)	$ (122)

(a) Excludes $10 million, $16 million and $27 million paid by United States Steel in 2011, 2010 and 2009 on assumed debt.

(b) A portion of the contingent proceeds from the sale of the Corrib natural gas development was written off in the fourth quarter of 2009 on the basis of new public information regarding the pipeline that would transport gas from the Corrib development. The remaining carrying value of this contingent receivable was written off in 2010.

Foreign currency transactions – Aggregate foreign currency gains (losses) related to continuing operations were included in the consolidated statements of income as follows:

(In millions)	2011	2010	2009
Net interest and other	$ 24	$ (21)	$ (28)
Provision for income taxes	(57)	(1)	(319)
Aggregate foreign currency losses	$ (33)	$ (22)	$ (347)

10. Income Taxes

Income tax provisions (benefits) related to continuing operations were:

	2011			2010			2009		
(In millions)	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
Federal	$ (210)	$ (206)	$ (416)	$ (279)	$(267)	$ (546)	$ 40	$(329)	$ (289)
State and local	24	82	106	2	(10)	(8)	(19)	5	(14)
Foreign	3,088	(58)	3,030	2,941	(212)	2,729	1,480	870	2,350
Total	$2,902	$ (182)	$2,720	$2,664	$(489)	$2,175	$1,501	$ 546	$2,047

A reconciliation of the federal statutory income tax rate applied to income from continuing operations before income taxes to the provision for income taxes follows:

	2011	2010	2009
Statutory rate applied to income from continuing operations before income taxes	35%	35%	35%
Effects of foreign operations, including foreign tax credits	6	20	16
Change in permanent reinvestment assertion	5	-	-
Foreign currency remeasurement	-	-	11
Adjustments to valuation allowances	14	(2)	10
Tax law changes	1	1	-
Other	-	-	2
Effective income tax rate on continuing operations	61%	54%	74%

Effects of foreign operations – The effective income tax rate is influenced by a variety of factors including the geographic and functional sources of income, the relative magnitude of these sources of income, and foreign currency remeasurement effects. The provision for income taxes is allocated on a discrete, stand-alone basis to pretax segment income and to individual items not allocated to segments. The difference between the total provision and the sum of the amounts allocated to segments and to individual items not allocated to segments is reported in "Corporate and other unallocated items" shown in Note 8.

The effects of foreign operations on our effective tax rate decreased in 2011 as compared to 2010, primarily due to the suspension of all production operations in Libya in the first quarter of 2011, where the statutory tax rate is in excess of 90 percent.

Change in permanent reinvestment assertion – In the second quarter of 2011, we recorded $716 million of deferred U.S. tax on undistributed earnings of $2,046 million that we previously intended to permanently reinvest in foreign operations. Offsetting this tax expense were associated foreign tax credits of $488 million. In addition, we reduced our valuation allowance related to foreign tax credits by $228 million due to recognizing deferred U.S. tax on previously undistributed earnings.

Adjustments to valuation allowances – In 2009, it was determined that we may not be able to realize all recorded foreign tax credit benefits and therefore a valuation allowance was recorded against these benefits. In 2011, we increased the valuation allowance against foreign tax credits because it is more likely than not that we will be unable to realize all U.S. benefits on foreign taxes accrued in 2011.

Tax law changes – In July 2011, the U.K. enacted the Finance Bill 2011 which increased the rate of the supplementary charge levied on profits from U.K. oil and gas production from 20 percent to 32 percent. As a result of this legislation, we recorded deferred tax expense of $10 million in 2011.

On May 25, 2011, Michigan enacted legislation that replaced the Michigan Business Tax ("MBT") with a corporate income tax ("CIT"), effective January 1, 2012. The new CIT legislation eliminates the "book-tax difference deduction" that was provided under the MBT to mitigate the net increase in a taxpayer's deferred tax liability resulting when Michigan moved from the Single Business Tax, a non-income tax, to the MBT, an income tax, on July 12, 2007. Such a change in the tax law must be recognized in earnings in the period enacted regardless of the effective date. The total effect of tax law changes on deferred tax balances is recorded as income tax expense related to continuing operations in the period the law is enacted, even if a portion of the deferred tax balances relates to discontinued operations. As a result of the new CIT legislation, we recorded deferred tax expense of $32 million in the second quarter of 2011.

The Patient Protection and Affordable Care Act ("PPACA") and the Health Care and Education Reconciliation Act of 2010 ("HCERA"), (together, the "Acts") were signed in to law in March 2010. The Acts effectively change the tax treatment of federal subsidies paid to sponsors of retiree health benefit plans that provide prescription drug benefits that are at least actuarially equivalent to the corresponding benefits provided under Medicare Part D. The federal subsidy paid to employers was introduced as part of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the "MPDIMA"). Under the MPDIMA, the federal subsidy does not reduce our income tax deduction for the costs of providing such prescription drug plans nor is it subject to income tax individually. Beginning in 2013, under the Acts, our income tax deduction for the costs of providing Medicare Part D-equivalent prescription drug benefits to retirees will be reduced by the amount of the federal subsidy. Such a change in the tax law must be recognized in earnings in the period enacted regardless of the effective date. The total effect of tax law changes on deferred tax balances is recorded as income tax expense related to continuing operations in the period the law is enacted, even if a portion of the deferred tax balances relates to discontinued operations. As a result, we recorded deferred tax expense of $45 million in the first quarter of 2010 for the write-off of deferred tax assets to reflect the change in the tax treatment of the federal subsidy.

Deferred tax assets and liabilities resulted from the following:

(In millions)	December 31, 2011	2010
Deferred tax assets:		
Employee benefits	$ 413	$ 1,079
Operating loss carryforwards[(a)]	376	285
Foreign tax credits	3,005	2,045
Other	88	141
Valuation allowances		
Federal	(791)	(206)
State	(61)	(48)
Foreign[(a)]	(194)	(142)
Total deferred tax assets	2,836	3,154
Deferred tax liabilities		
Property, plant and equipment[(a)]	3,283	5,292
Inventories	-	597
Investments in subsidiaries and affiliates	1,286	1,116
Other	43	42
Total deferred tax liabilities	4,612	7,047
Net deferred tax liabilities	$ 1,776	$ 3,893

(a) Certain 2010 amounts were reclassified to conform to the current period's presentation.

Operating loss carryforwards – At December 31, 2011, our operating loss carryforwards include $811 million of Canadian operating loss carryforwards that expire from 2013 through 2031 and $245 million of Indonesian operating loss carryforwards that do not have expiration dates. State operating loss carryforwards of $915 million expire in 2012 through 2031.

Valuation allowances – The ability to realize the benefit of foreign tax credits is based on certain estimates concerning future operating conditions (particularly as related to prevailing liquid hydrocarbon, natural gas and synthetic crude oil prices), future financial conditions, income generated from foreign sources and our tax profile in the years that such credits may be claimed. Federal valuation allowances increased $585 million in 2011, decreased $74 million in 2010 and increased $280 million in 2009 due to changes in the expected realizability of foreign tax credits.

Foreign valuation allowances increased $52 million and $40 million in 2011 and 2010, primarily due to net operating loss carryforwards generated in Indonesia. Foreign valuation allowances decreased $79 million in 2009, primarily due to the reduction of net operating loss carryforwards as a result of the disposition of exploration and production businesses in Ireland.

Net deferred tax liabilities were classified in the consolidated balance sheets as follows:

(In millions)	December 31, 2011	2010
Assets:		
Current deferred tax assets	$ 99	$ -
Other noncurrent assets	674	-
Liabilities:		
Current deferred tax liabilities	5	324
Noncurrent deferred tax liabilities	2,544	3,569
Net deferred tax liabilities	$ 1,776	$ 3,893

We are continuously undergoing examination of our U.S. federal income tax returns by the Internal Revenue Service. Such audits have been completed through the 2007 tax year. We believe adequate provision has been made for federal income taxes and interest which may become payable for years not yet settled. Further, we are routinely involved in U.S. state income tax audits and foreign jurisdiction tax audits. We believe all other audits will be resolved within the amounts paid and/or provided for these liabilities.

As of December 31, 2011, our income tax returns remain subject to examination in the following major tax jurisdictions for the tax years indicated:

United States[(a)]	2004 – 2010
Canada	2006 – 2010
Equatorial Guinea	2006 – 2010
Libya	2006 – 2009
Norway	2008 – 2010
United Kingdom	2008 – 2010

[(a)] Includes federal and state jurisdictions.

The following table summarizes the activity in unrecognized tax benefits:

(In millions)	2011	2010	2009
Beginning balance	$ 103	$ 75	$ 39
Additions for tax positions related to the current year	4	28	30
Reductions for tax positions related to the current year	-	(1)	(2)
Additions for tax positions of prior years	87	25	30
Reductions for tax positions of prior years	(29)	(12)	(15)
Settlements	(8)	(12)	(7)
Ending balance	$ 157	$ 103	$ 75

If the unrecognized tax benefits as of December 31, 2011 were recognized, $103 million would affect our effective income tax rate. There were $19 million of uncertain tax positions as of December 31, 2011 for which it is reasonably possible that the amount of unrecognized tax benefits would significantly increase or decrease during the next twelve months.

Interest and penalties are recorded as part of the tax provision, and related to unrecognized tax benefits were $13 million, $5 million and less than $1 million in 2011, 2010 and 2009. As of December 31, 2011 and 2010, $27 million and $15 million of interest and penalties were accrued related to income taxes.

Pretax income from continuing operations included amounts attributable to foreign sources of $4,869 million, $4,563 million and $2,947 million in 2011, 2010 and 2009.

Undistributed income of certain consolidated foreign subsidiaries at December 31, 2011 amounted to $235 million for which no U.S. deferred income tax provision has been recorded because we intend to permanently reinvest such income in those foreign operations. If such income was not permanently reinvested, income tax expense of approximately $82 million would be recorded, not including potential utilization of foreign tax credits.

11. Inventories

Inventories are carried at the lower of cost or market value. A significant portion of our inventories at December 31, 2010 were related to our downstream business (see Note 3).

	December 31,	
(In millions)	2011	2010
Liquid hydrocarbons, natural gas and bitumen	$ 147	$ 1,275
Refined products and merchandise	-	1,774
Supplies and sundry items	214	404
Inventories at cost	$ 361	$ 3,453

The LIFO method accounted for 16 percent and 85 percent of total inventory value at December 31, 2011 and 2010. Current acquisition costs were estimated to exceed the LIFO inventory value at December 31, 2011 and 2010 by $74 million and $4,166 million.

12. Equity Method Investments and Related Party Transactions

During 2011, 2010 and 2009 only our equity method investees were considered related parties. The following were included in continuing operations:

- Alba Plant LLC, in which we have a 52 percent noncontrolling interest. Alba Plant LLC processes LPG.
- AMPCO, in which we have a 45 percent interest. AMPCO is engaged in methanol production activity.
- EGHoldings, in which we have a 60 percent noncontrolling interest. EGHoldings is engaged in LNG production activities.

Our equity method investments are summarized in the following table:

(In millions)	Ownership as of December 31, 2011	December 31, 2011	December 31, 2010
EGHoldings	60%	$ 875	$ 927
Alba Plant LLC	52%	272	303
AMPCO	45%	191	210
Downstream business investments		-	311
Other investments		45	51
Total		$ 1,383	$ 1,802

As of December 31, 2011, the carrying value of our equity method investments was $155 million higher than the underlying net assets of investees. This basis difference is being amortized into net income over the remaining estimated useful lives of the underlying net assets.

Dividends and partnership distributions received from equity method investees (excluding distributions that represented a return of capital previously contributed) reported in continuing operations were $509 million in 2011, $400 million in 2010 and $302 million in 2009.

Summarized financial information for equity method investees is as follows:

(In millions)	2011[(a)]	2010	2009
Income data – year:			
Revenues and other income	$ 1,544	$ 2,243	$ 1,916
Income from operations	942	999	677
Net income	820	841	576
Balance sheet data – December 31:			
Current assets	$ 688	$ 898	
Noncurrent assets	2,079	3,371	
Current liabilities	504	513	
Noncurrent liabilities	115	832	

(a) Values in 2011 are lower than in previous years due to the spin-off of our downstream business on June 30, 2011.

Almost all of our related party purchases are liquid hydrocarbons acquired from Alba Plant LLC. Approximately 75 percent of our sales to related parties in all periods are associated with sales of natural gas to EGHoldings.

13. Property, Plant and Equipment

(In millions)	December 31, 2011	December 31, 2010
E&P		
United States	$ 19,679	$ 13,532
International	12,579	11,736
Total E&P	32,258	25,268
OSM	9,936	9,631
IG	37	47
Downstream business	-	16,624
Corporate	341	457
Total property, plant and equipment	$ 42,572	$ 52,027
Less accumulated depreciation, depletion and amortization	(17,248)	(19,805)
Net property, plant and equipment	$ 25,324	$ 32,222

During the first quarter 2011, all production operations in Libya were suspended. In the fourth quarter of 2011, limited production resumed from the Waha concessions, but we made no deliveries of hydrocarbons. Sales are expected in the first quarter of 2012. The return of our operations in Libya to pre-conflict levels is unknown at this time; however, we and our partners in the Waha concession are assessing the condition of our assets and determining when the full resumption of operations will be viable. As of December 31, 2011, our net property, plant and equipment investment in Libya is approximately $756 million and our net proved reserves in Libya are 239 mmboe.

Property, plant and equipment includes gross assets acquired under capital leases of $13 million and $272 million at December 31, 2011 and 2010, with related amounts in accumulated depreciation, depletion and amortization of $1 million and $48 million at December 31, 2011 and 2010.

Deferred exploratory well costs were as follows:

	December 31,		
(In millions)	2011	2010	2009
Amounts capitalized less than one year after completion of drilling	$ 482	$ 334	$ 679
Amounts capitalized greater than one year after completion of drilling	222	323	150
Total deferred exploratory well costs	$ 704	$ 657	$ 829
Number of projects with costs capitalized greater than one year after completion of drilling	5	7	3

(In millions)	2011	2010	2009
Beginning balance	$ 657	$ 829	$ 917
Additions	670	329	155
Dry well expense	(268)	(83)	(32)
Transfers to development	(279)	(54)	(211)
Dispositions	(76)	(364)	-
Ending balance	$ 704	$ 657	$ 829

Exploratory well costs capitalized greater than one year after completion of drilling as of December 31, 2011 are summarized by geographical area below:

(In millions)	
Gulf of Mexico	$ 73
Angola	124
Other International	25
Total	$ 222

Well costs that have been suspended for longer than one year are associated with five projects. Exploration on Angola Block 31 began in 2004, with costs accumulating through 2009. Development alternatives are being evaluated and optimization efforts continue for this block. Costs for two offshore Gulf of Mexico projects were incurred in 2009 and 2010. Drilling is expected to resume on the Innsbruck prospect in the second half of 2012, while evaluation of the outside-operated Shenandoah prospect is ongoing with an appraisal well expected in 2012. Two international projects had costs incurred in 2004 and 2009 and have the potential to tie-back to current production facilities. Development will be pursued when the additional production is required to feed our Equatorial Guinea and Norway operations. Management believes these projects with suspended exploratory drilling costs exhibit sufficient quantities of hydrocarbons to justify potential development.

14. Goodwill

Goodwill is tested for impairment on an annual basis, or when events or changes in circumstances indicate the fair value of a reporting unit with goodwill has been reduced below the carrying value. We performed our annual impairment tests during 2011, 2010 and 2009 and no impairment was required. The fair value of each of our reporting units exceeded the book value appreciably; however, should market conditions deteriorate or commodity prices decline significantly, an impairment may be necessary.

The changes in the carrying amount of goodwill for the years ended December 31, 2011, and 2010 were as follows:

(In millions)	E&P	OSM	Downstream business	Total
2010				
Beginning balance, gross	$ 537	$ 1,412	$ 885	$ 2,834
Less: accumulated impairment	-	(1,412)	-	(1,412)
Beginning balance, net	537	-	885	1,422
Contingent consideration adjustment	-	-	(1)	(1)
Purchase price adjustment	-	-	(7)	(7)
Dispositions	-	-	(34)	(34)
Ending balance, net	537	-	843	1,380
2011				
Beginning balance, gross	537	1,412	843	2,792
Less: accumulated impairments	-	(1,412)	-	(1,412)
Beginning balance, net	537	-	843	1,380
Dispositions	(1)	-	(2)	(3)
Contingent consideration adjustment	-	-	(3)	(3)
Purchase price adjustment	-	-	9	9
Spin-off downstream business	-	-	(847)	(847)
Ending balance, net	$ 536	$ -	$ -	$ 536

15. Fair Value Measurements

Fair Values – Recurring

As of December 31, 2011, balances related to interest rate swaps accounted for at fair value on a recurring basis were noncurrent assets of $5 million measured at fair value using actionable broker quotes which are Level 2 inputs. There were no other significant recurring fair value measurements as of December 31, 2011.

The following table presents assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2010 by fair value hierarchy level. The majority of commodity derivatives outstanding at December 31, 2010 related to our downstream business.

	December 31, 2010				
(In millions)	Level 1	Level 2	Level 3	Collateral	Total
Derivative instruments, assets					
Commodity	$ 58	$ -	$ 1	$ 81	$ 140
Interest rate	-	32	-	-	32
Derivative instruments, assets	58	32	1	81	172
Derivative instruments, liabilities					
Commodity	$ (102)	$ -	$ (3)	$ -	$ (105)
Derivative instruments, liabilities	(102)	-	(3)	-	(105)

As of December 31, 2010, commodity derivatives in Level 1 were exchange-traded contracts for crude oil, natural gas and refined products measured at fair value with a market approach using the close-of-day settlement prices for the market. Interest rate swaps were in Level 2 of the fair value hierarchy because they were measured at fair value with a market approach using market price quotes or a price obtained from third-party services such as Bloomberg L.P. which were corroborated with data from active markets for similar assets and liabilities. Collateral deposits related to commodity derivatives are in broker accounts covered by master netting agreements.

Commodity derivatives in Level 3 are measured at fair value with a market approach using prices obtained from third-party services such as Platt's and price assessments from other independent brokers.

The following is a reconciliation of the net beginning and ending balances recorded for derivative instruments classified as Level 3 in the fair value hierarchy.

(In millions)	2011	2010	2009
Beginning balance	$ (2)	$ 9	$ (26)
Total realized and unrealized gains (losses):			
Included in net income	-	23	68
Included in other comprehensive income	-	4	(1)
Transfers to Level 2	-	(30)	-
Purchases	-	2	5
Sales	-	-	(23)
Issuances	-	-	(44)
Settlements	-	(10)	30
Spin-off of downstream business	2	-	-
Ending balance	$ -	$ (2)	$ 9

Net income for 2010 and 2009 included unrealized losses of $1 million, and $7 million related to the derivatives in Level 3. See Note 16 for income statement impacts of our derivative instruments.

Fair Values – Nonrecurring

The following table shows the values of assets, by major category, measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition for continuing operations.

	2011		2010		2009	
(In millions)	Fair Value	Impairment	Fair Value	Impairment	Fair Value	Impairment
Long-lived assets held for use	$ 226	$ 282	$ 147	$ 447	$ 5	$ 15
Long-lived assets held for sale	-	-	85	64	311	154
Intangible assets	-	25	-	-	-	-
Equity method investments	-	-	-	25	-	-

In May 2011, significant water production and reservoir pressure declines occurred at our E&P segment's Droshky development in the Gulf of Mexico. Plans for a waterflood were cancelled and the field will be produced to abandonment pressures, which are expected in the first half of 2012. Consequently, 3.4 million barrels of oil equivalent of proved reserves were written off and a $273 million impairment of this long-lived asset to fair value was recorded in the second quarter of 2011. The $226 million fair value of the Droshky development was determined using an income approach based upon internal estimates of future production levels, prices and discount rate, all Level 3 inputs.

In the second quarter of 2011, our outlook for U.S. natural gas prices made it unlikely that sufficient U.S. demand for LNG would materialize by 2021, which is when the rights lapse under our arrangements at the Elba Island, Georgia regasification facility. Using an income approach based upon internal estimates of gas prices and future deliveries, which are Level 3 inputs, we determined that the contract had no remaining fair value and recorded a full impairment of this intangible asset held in our Integrated Gas segment.

In the fourth quarter of 2010, due to the pending sale of our E&P segment's outside-operated interest in the Gudrun field development, located offshore Norway, we recorded a loss for this asset held for sale. The fair value of $85 million was based upon the pending transaction, which is a Level 3 market input.

In the third quarter of 2010, we fully impaired our Integrated Gas segment's equity method investment in an entity engaged in gas-to-fuels related technology. This investment was determined to have sustained an other than temporary loss in value. Based upon recent financial information, the fair value was measured with an income approach using internally developed estimates of future cash flows. These cash flows are Level 3 inputs.

In March 2010, we completed a reservoir study which resulted in a portion of our Powder River Basin field being removed from plans for future development in our E&P segment. The field's fair value was measured at $144 million, using an income approach based upon internal estimates of future production levels, prices and discount rate which are Level 3 inputs. This resulted in an impairment of $423 million.

The impairment charge recorded on assets held for sale in 2009 related to the sale of the Corrib natural gas development offshore Ireland and was based on the fair value of anticipated sale proceeds (see Note 6). Fair value of anticipated sale proceeds included cash received at closing, a minimum amount due at the earlier of first gas or December 31, 2012, and a range of contingent proceeds subject to the timing of first commercial gas. The fair value of the total proceeds was measured using an income method that incorporated a probability-weighted approach with respect to timing of first commercial gas and an associated sliding scale on the amount of corresponding consideration specified in the sales agreement: the longer it takes to achieve first gas, the lower the amount of the consideration. Because a portion of the proceeds is variable in timing and amount depending upon timing of first commercial gas, the inputs to the fair value calculation were classified as Level 3 inputs.

Impairments of several other long-lived assets held for use in our E&P segment that were evaluated in 2011, 2010 and 2009 were a result of reduced drilling expectations, reduction of estimated reserves or declining natural gas prices, and are also reported above. The fair values of those assets were measured using an income approach based upon internal estimates of future production levels, commodity prices and discount rate, which are Level 3 inputs. Natural gas prices began declining in September 2011 and have continued to decline in 2012. Should natural gas prices remain depressed, an impairment charge related to our natural gas assets may be necessary.

Fair Values – Financial Instruments

The following table summarizes financial instruments, excluding the derivative financial instruments reported above, by individual balance sheet line item at December 31, 2011 and 2010.

	December 31,			
	2011[(a)]		2010	
(In millions)	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Financial assets				
Other current assets	$ 146	$ 148	$ 226	$ 220
Other noncurrent assets	68	68	396	231
Total financial assets	214	216	622	451
Financial liabilities				
Long-term debt, including current portion[(b)]	5,479	4,753	8,364	7,527
Deferred credits and other liabilities	36	38	66	67
Total financial liabilities	$ 5,515	$ 4,791	$ 8,430	$ 7,594

(a) Financial assets and liabilities have decreased from 2010 due to the spin-off of our downsteam business, early retirement of long-term debt and United States Steel's redemption of the bonds for which they retained responsibilty.

(b) Excludes capital leases.

Our current assets and liabilities include financial instruments, the most significant of which are trade accounts receivables and payables. We believe the carrying values of these current assets and liabilities approximate fair value. Our fair value assessment incorporates a variety of considerations, including (1) the short-term duration of the instruments, (2) our investment-grade credit rating, and (3) our historical incurrence of and expected future insignificance of bad debt expense, which includes an evaluation of counterparty credit risk. The current portion of our long-term debt, which is reported with long-term debt above and discussed below, is an exception to this assessment.

Fair values of our remaining financial assets included in other noncurrent assets and of our financial liabilities included in deferred credits and other liabilities are measured using an income approach and most inputs are internally generated, which results in a Level 3 classification. Estimated future cash flows are discounted using a rate deemed appropriate to obtain the fair value.

Over 90 percent of our long-term debt instruments are publicly-traded. A market approach, based upon quotes from major financial institutions is used to measure the fair value of such debt. Because such quotes cannot be independently verified to the market they are considered Level 3 inputs. The fair value of our debt that is not publicly-traded is measured using an income approach. The future debt service payments are discounted using the rate at which we currently expect to borrow. All inputs to this calculation are Level 3.

16. Derivatives

For further information regarding the fair value measurement of derivative instruments see Note 15. See Note 1 for discussion of the types of derivatives we use and the reasons for them. As of December 30, 2011, our only derivatives outstanding are interest rate swaps that are fair value hedges, which have an asset value of $5 million and are located on the consolidated balance sheet in Other noncurrent assets.

The following table presents the gross fair values of derivative instruments, excluding cash collateral, and where they appear on the consolidated balance sheet as of December 31, 2010. The majority of our 2010 commodity derivatives were related to our downstream business.

	December 31, 2010			
(In millions)	Asset	Liability	**Net Asset**	Balance Sheet Location
Fair Value Hedges				
Interest rate	$ 32	$ -	$ 32	Other noncurrent assets
Total Designated Hedges	32	-	32	
Not Designated as Hedges				
Commodity	58	102	(44)	Other current assets
Total Not Designated as Hedges	58	102	(44)	
Total	$ 90	$ 102	$ (12)	

	December 31, 2010			
(In millions)	Asset	Liability	**Net Liability**	Balance Sheet Location
Not Designated as Hedges				
Commodity	$ 1	$ 3	$ 2	Other current liabilities
Total Not Designated as Hedges	1	3	2	
Total	$ 1	$ 3	$ 2	

Derivatives Designated as Cash Flow Hedges

We had no derivatives designated as cash flow hedges at December 31, 2011 and 2010.

The following table summarizes the pretax effect of derivative instruments designated as cash flow hedges in other comprehensive income:

	Gain (Loss) in OCI		
(In millions)	2011	2010	2009
Foreign currency	$ -	$ 4	$ 39
Interest rate	$ -	$ -	$ (15)

Derivatives Designated as Fair Value Hedges

As of December 31, 2011, we had multiple interest rate swap agreements with a total notional amount of $600 million at a weighted-average, LIBOR-based, floating rate of 4.76 percent. As of December 31, 2010, we had multiple interest rate swap agreements with a total notional amount of $1,450 million at a weighted-average, LIBOR-based, floating rate of 4.43 percent. The interest rate swaps have no hedge ineffectiveness.

In connection with the debt retired in February and March 2011 discussed in Note 17, we settled interest rate swaps with a notional amount of $1,450 million. We recorded a $29 million gain, which reduced the loss on early extinguishment of debt.

The following table summarizes the pretax effect related to continuing operations of derivative instruments designated as hedges of fair value in our consolidated statements of income.

		Gain (Loss)		
(In millions)	Income Statement Location	2011	2010	2009
Derivative				
Commodity	Sales and other operating revenues	$ -	$ (1)	$ (16)
Interest rate	Net interest and other	28	26	-
		28	25	(16)
Hedged Item				
Commodity	Sales and other operating revenues	-	1	16
Long-term debt	Net interest and other	(28)	(26)	-
		$ (28)	$ (25)	$ 16

Derivatives Not Designated as Hedges

The following table summarizes the effect related to continuing operations of all derivative instruments not designated as hedges in our consolidated statements of income.

(In millions)	Income Statement Location	Gain (Loss) 2011	2010	2009
Commodity	Sales and other operating revenues	$ 5	$ 121	$ 90
Foreign currency	Net interest and other	-	-	3
		$ 5	$ 121	$ 93

17. Debt

As of December 31, 2011, we had no borrowings against our $3 billion revolving credit facility and no commercial paper outstanding under our U.S. commercial paper program that is backed by the revolving credit facility.

(In millions)	December 31, 2011	2010
Marathon Oil Corporation:		
Revolving credit facility	$ -	$ -
6.125% notes due 2012	-	450
6.000% notes due 2012	-	400
5.900% notes due 2018[(a)]	854	894
6.800% notes due 2032[(a)]	550	550
9.375% debentures due 2012	53	53
9.125% debentures due 2013	114	114
6.500% debentures due 2014	-	700
7.500% debentures due 2019[(a)]	228	688
6.000% debentures due 2017[(a)]	682	682
9.375% debentures due 2022	32	32
8.500% debentures due 2023	70	70
8.125% debentures due 2023	131	131
6.600% debentures due 2037	750	750
4.550% promissory note, semi-annual payments due 2012 – 2015	272	340
Series A medium term notes due 2022	3	3
4.750% – 6.875% obligations relating to industrial development and environmental improvement bonds and notes due 2013 – 2033	-	198
5.375% obligation relating to revenue bonds due 2013	23	23
5.125% obligation relating to revenue bonds due 2037	1,000	1,000
Sale-leaseback financing due 2012	11	20
Capital lease obligation due 2012	9	17
Consolidated subsidiaries		
8.375% secured notes due 2012[(a)]	-	448
Capital lease obligations due 2012 – 2034		
Downstream business	-	279
Other	11	12
Total[(b)]	4,793	7,854
Unamortized fair value differential for debt assumed in acquisitions	-	16
Unamortized discount	(10)	(16)
Fair value adjustments[(c)]	32	42
Amounts due within one year	(141)	(295)
Total long-term debt due after one year	$ 4,674	$ 7,601

(a) These notes contain a make-whole provision allowing us the right to repay the debt at a premium to market price.

(b) In the event of a change in control, as defined in the related agreements, debt obligations totaling $431 million at December 31, 2011, may be declared immediately due and payable.

(c) See Note 15 for information on interest rate swaps.

The termination date on $2,625 million of our revolving credit facility is May 2013. The remaining $375 million has a termination date of May 2012. The facility requires a representation at an initial borrowing that there has been no change in our consolidated financial position or operations, considered as a whole which would materially and adversely affect our ability to perform our obligations under the revolving credit facility. Interest on the facility is based on defined short-term market rates. During the term of the agreement, we are obligated to pay a variable facility fee on the total commitment, which at December 31, 2011 was 0.10 percent.

Our long-term debt agreements do not contain restrictive financial covenants.

On December 31, 2010, we were obligated (primarily or contingently) for $221 million of debt for which United States Steel assumed responsibility for repayment. During the fourth quarter of 2011, United States Steel called all industrial development and environmental improvement bonds and notes for which they had assumed responsibility.

The following table shows five years of debt payments:

(In millions)	
2012	$ 141
2013	205
2014	68
2015	68
2016	-

In February and March 2011, we retired the following debt at a weighted average price equal to 112 percent of face value. A $279 million loss on early extinguishment of debt was recognized in the first quarter of 2011. The loss includes related deferred financing and premium costs partially offset by the gain on settled interest rate swaps.

(In millions)	
6.000% notes due 2012	$ 400
6.125% notes due 2012	450
8.375% secured notes due 2012[(a)]	448
6.500% debentures due 2014	700
5.900% notes due 2018	40
7.500% debentures due 2019	460
Total debt purchases	$ 2,498

(a) These notes were senior secured notes of Marathon Oil Canada Corporation.

In April 2010, we retired $500 million in aggregate principal of our debt under two tender offers at a weighted average price equal to 117 percent of face value. As a result, we recorded a loss on early extinguishment of debt of $92 million, including the transaction premium as well as the expensing of related deferred financing costs on the debt in the second quarter of 2010.

18. Asset Retirement Obligations

The following summarizes the changes in asset retirement obligations:

(In millions)	2011	2010
Beginning balance	$ 1,355	$ 1,102
Incurred, including acquisitions	37	49
Settled	(39)	(28)
Accretion expense (included in depreciation, depletion and amortization)	81	70
Revisions to previous estimates	126	162
Spin-off downstream business	(50)	-
Ending balance[(a)]	$ 1,510	$ 1,355

(a) Includes asset retirement obligation of $1 million classified as short-term at December 31, 2010.

19. Supplemental Cash Flow Information

(In millions)	2011	2010	2009
Net cash provided from operating activities included:			
Interest paid (net of amounts capitalized)	$ 268	$ 107	$ 19
Income taxes paid to taxing authorities	2,893	2,155	1,663
Commercial paper and revolving credit arrangements, net:			
Commercial paper - issuances	$ 421	$ -	$ 897
- repayments	(421)	-	(897)
Total	$ -	$ -	$ -
Noncash investing and financing activities related to continuing operations:			
Additions to property, plant and equipment			
Asset retirement costs capitalized, excluding acquisitions	$ 151	$ 207	$ 135
Change in capital expenditure accrual	104	(140)	(28)
Debt payments made by United States Steel	214	105	144
Capital lease and sale-leaseback financing obligations increase	-	-	9

20. Defined Benefit Postretirement Plans

We have noncontributory defined benefit pension plans covering substantially all domestic employees as well as international employees located in Norway and the United Kingdom. Benefits under these plans are based on plan provisions specific to each plan.

We also have defined benefit plans for other postretirement benefits covering most employees. Health care benefits are provided through comprehensive hospital, surgical and major medical benefit provisions subject to various cost-sharing features. Life insurance benefits are provided to certain retiree beneficiaries. Other postretirement benefits are not funded in advance.

Obligations and funded status – The accumulated benefit obligation for all defined benefit pension plans was $1,231 million and $2,737 million as of December 31, 2011 and 2010.

Summary information for our defined benefit pension plans follows. In 2011, both our U.S. and international plans have accumulated benefit obligations in excess of plan assets, while in 2010 only our U.S. plans had accumulated benefit obligations in excess of plan assets.

	December 31,		
	2011		2010
(In millions)	U.S.	Int'l	U.S.
Projected benefit obligation	$ (986)	$ (465)	$ (3,221)
Accumulated benefit obligation	(813)	(418)	(2,365)
Fair value of plan assets	516	412	1,798

The following summarizes the obligations and funded status for our defined benefit pension and other postretirement plans.

	Pension Benefits				Other Benefits	
	2011		2010		2011	2010
(In millions)	U.S.	Int'l	U.S.	Int'l		
Change in benefit obligations:						
Benefit obligations at January 1	$ 3,221	$ 415	$ 2,989	$ 395	$ 779	$ 685
Spin-off downstream business	(2,308)	-	-	-	(483)	-
Service cost	28	19	92	19	4	18
Interest cost	44	22	153	22	16	39
Plan amendment	-	11	-	-	-	-
Actuarial loss	84	13	287	6	1	69
Foreign currency exchange rate changes	-	(2)	-	(18)	-	-
Other	-	-	-	6	-	-
Benefits paid	(83)	(13)	(300)	(15)	(16)	(32)
Benefit obligations at December 31	$ 986	$ 465	$ 3,221	$ 415	$ 301	$ 779
Change in plan assets:						
Fair value of plan assets at January 1	$ 1,798	$ 389	$ 1,623	$ 348	$ -	$ -
Spin-off downstream business	(1,268)	-	-	-	-	-
Actual return on plan assets	30	15	214	47	-	-
Employer contributions	39	23	267	20	-	-
Foreign currency exchange rate changes	-	(2)	-	(14)	-	-
Other	-	-	(6)	3	-	-
Benefits paid	(83)	(13)	(300)	(15)	-	-
Fair value of plan assets at December 31	$ 516	$ 412	$ 1,798	$ 389	$ -	$ -
Funded status of plans at December 31	$ (470)	$ (53)	$ (1,423)	$ (26)	$ (301)	$ (779)
Amounts recognized in the consolidated balance sheet:						
Current liabilities	(17)	-	(21)	-	(18)	(36)
Noncurrent liabilities	(453)	(53)	(1,402)	(26)	(283)	(743)
Accrued benefit cost	$ (470)	$ (53)	$ (1,423)	$ (26)	$ (301)	$ (779)
Pretax amounts in accumulated other comprehensive income:						
Net loss	$ 432	$ 63	$ 1,382	$ 41	$ 16	$ 18
Prior service cost (credit)	27	11	81	-	(18)	(24)

Components of net periodic benefit cost and other comprehensive income – The following summarizes the net periodic benefit costs and the amounts recognized as other comprehensive income for our defined benefit pension and other postretirement plans.

	Pension Benefits								
	2011		2010		2009		Other Benefits		
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l	2011	2010	2009
Components of net periodic benefit cost related to continuing operations:									
Service cost	$ 28	$19	$ 30	$ 19	$ 36	$ 14	$ 4	$ 3	$ 3
Interest cost	44	22	47	22	46	22	16	16	18
Expected return on plan assets	(43)	(23)	(44)	(22)	(47)	(21)	-	-	-
- prior service cost (credit)	6	-	6	-	6	1	(7)	(7)	(6)
- actuarial loss	47	2	48	5	20	2	-	-	-
Other	-	-	-	2	-	-	-	-	-
Net settlement/curtailment loss[a]	30	-	56	-	4	18	-	-	-
Net periodic benefit cost[b]	$112	$20	$ 143	$ 26	$ 65	$ 36	$13	$12	$ 15
Other changes in plan assets and benefit obligations recognized in other comprehensive income (pretax):									
Actuarial loss (gain)	$ 97	$24	$ 211	$(25)	$587	$ 52	$ 1	$69	$(34)
Amortization of actuarial (loss) gain	(77)	(2)	(167)	(5)	(33)	(7)	-	2	5
Prior service cost	-	(11)	-	-	-	-	-	-	-
Amortization of prior service credit (cost)	(6)	-	(13)	-	(13)	(1)	7	6	5
Spin off downstream business	(24)	-	-	-	-	-	-	-	-
Total recognized in other comprehensive income	$(10)	$11	$ 31	$(30)	$541	$ 44	$ 8	$77	$(24)
Total recognized in net periodic benefit cost and other comprehensive income	$102	$31	$ 174	$ (4)	$606	$ 80	$21	$89	$ (9)

(a) Settlement losses are recorded when lump sum payments from a plan in a period exceed the plan's total service and interest costs for the period. Such settlements occurred in one or more of our U.S. plans in 2011 and 2010. Additionally, in 2009 a curtailment and settlement was recorded related to our discontinued operations in Ireland as discussed in Note 6.

(b) Net periodic benefit cost reflects a calculated market-related value of plan assets which recognizes changes in fair value over three years.

The estimated net loss and prior service cost for our defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2012 are $46 million and $7 million. The estimated prior service credit for our other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2012 is $7 million.

Plan assumptions – The following summarizes the assumptions used to determine the benefit obligations at December 31, and net periodic benefit cost for the defined benefit pension and other postretirement plans for 2011, 2010 and 2009.

	Pension Benefits								
	2011		2010		2009		Other Benefits		
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l	2011	2010	2009
Weighted average assumptions used to determine benefit obligation:									
Discount rate	4.45%	4.70%	5.05%	5.40%	5.50%	5.70%	4.90%	5.55%	5.95%
Rate of compensation increase	5.00%	4.30%	5.00%	5.10%	4.50%	5.55%	5.00%	5.00%	4.50%
Weighted average assumptions used to determine net periodic benefit cost:									
Discount rate	5.05%	5.40%	5.23%	5.70%	6.90%	6.70%	5.55%	6.85%	6.85%
Expected long-term return on plan assets	8.50%[a]	5.86%	8.50%	6.40%	8.50%	6.10%	-	-	-
Rate of compensation increase	5.00%	5.10%	4.50%	5.55%	4.50%	4.75%	5.00%	4.50%	4.50%

(a) Due to the revised targeted asset allocation as discussed under the plan investment policies and strategies, effective January 1, 2012, the expected long term rate of return on plan assets was changed from 8.50 percent to 7.75 percent.

Expected long-term return on plan assets

U.S. plan – The overall expected long-term return on plan assets assumption for our U.S. plan is determined based on an asset rate-of-return modeling tool developed by a third-party investment group. The tool utilizes underlying assumptions based on actual returns by asset category and inflation and takes into account our U.S. pension plan's asset allocation to derive an expected long-term rate of return on those assets. Capital market assumptions reflect the long-term capital market outlook. The assumptions for equity and fixed income investments are developed using a building-block approach, reflecting observable inflation information and interest rate information available in the fixed income markets. Long-term assumptions for other asset categories are based on historical results, current market characteristics and the professional judgment of our internal and external investment teams.

International plans – To determine the overall expected long-term return on plan assets assumption for our international plans, we consider the current level of expected returns on risk-free investments (primarily government bonds), the historical levels of the risk premiums associated with the other applicable asset categories and the expectations for future returns of each asset class. The expected return for each asset category is then weighted based on the actual asset allocation in our international pension plans to develop the overall expected long-term return on plan assets assumption.

Assumed health care cost trend rates

	2011	2010	2009
Health care cost trend rate assumed for the following year:			
Medical			
Pre-65	7.50%	7.50%	7.00%
Post-65	7.00%	7.00%	6.75%
Prescription drugs	7.50%	7.50%	7.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate):			
Medical			
Pre-65	5.00%	5.00%	5.00%
Post-65	5.00%	5.00%	5.00%
Prescription drugs	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate:			
Medical			
Pre-65	2018	2018	2014
Post-65	2017	2017	2015
Prescription drugs	2018	2018	2015

Assumed health care cost trend rates have a significant effect on the amounts reported for defined benefit retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 2	$ 2
Effect on other postretirement benefit obligations	33	27

Plan investment policies and strategies

The investment policies for our U.S. and international pension plan assets reflect the funded status of the plans and expectations regarding our future ability to make further contributions. Long-term investment goals are to: (1) manage the assets in accordance with the legal requirements of all applicable laws; (2) produce investment returns which meet or exceed the rates of return achievable in the capital markets while maintaining the risk parameters set by the plans' investment committees and protecting the assets from any erosion of purchasing power; and (3) position the portfolios with a long-term risk/return orientation.

U.S. plan – Historical performance and future expectations suggest that common stocks will provide higher total investment returns than fixed income securities over a long-term investment horizon. Short-term investments are utilized for pension payments, expenses, and other liquidity needs. As such, for 2011 and prior, the plan's targeted asset allocation was comprised of 75 percent equity securities and 25 percent fixed income securities. Effective January 1, 2012, the U.S. plan's targeted asset allocation is comprised of 65 percent equity securities and 35 percent fixed income securities but may be adjusted accordingly to better match the plan's liabilities over time as the funded ratio (as defined by the investment policy) changes.

The plan's assets are managed by a third-party investment manager. The investment manager is limited to pursuing the investment strategies regarding asset mix and purchases and sales of securities within the parameters defined in the investment policy guidelines and investment management agreement. Investment performance and risk is measured and monitored on an ongoing basis through quarterly investment meetings and periodic asset and liability studies.

International plans – Our international plans' target asset allocation is comprised of 70 percent equity securities and 30 percent fixed income securities. The plan assets are invested in six separate portfolios, mainly pooled fund vehicles, managed by several professional investment managers. Investments are diversified by industry and type, limited by grade and maturity. The use of derivatives by the investment managers is permitted, subject to strict guidelines. The investment managers' performance is measured independently by a third-party asset servicing consulting firm. Overall, investment performance and risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews and periodic asset and liability studies.

Fair value measurements

Plan assets are measured at fair value. The following provides a description of the valuation techniques employed for each major plan asset class at December 31, 2011 and 2010.

Cash and cash equivalents – Cash and cash equivalents include cash on deposit and an investment in a money market mutual fund that invests mainly in short-term instruments and cash, both of which are valued using a market approach and are considered Level 1 in the fair value hierarchy. The money market mutual fund is valued at the net asset value ("NAV") of shares held.

Equity securities – Investments in public investment trusts and S&P 500 exchange-traded funds are valued using a market approach at the closing price reported in an active market and are therefore considered Level 1. During the fourth quarter 2011, Level 1 investment trust holdings were liquidated and the proceeds were re-invested in an exchange traded fund. Non-public investment trusts are valued using a market approach based on the underlying investments in the trust, which are publicly-traded securities, and are considered Level 2. Private equity investments include interests in limited partnerships which are valued based on the sum of the estimated fair values of the investments held by each partnership, determined using a combination of market, income and cost approaches, plus working capital, adjusted for liabilities, currency translation and estimated performance incentives. These private equity investments are considered Level 3.

Mutual funds – Investments in mutual funds are valued using a market approach. The shares or units held are traded on the public exchanges and such prices are Level 1 inputs.

Pooled funds – Investments in pooled funds are valued using a market approach at the NAV of units held, but investment opportunities in such funds are limited to institutional investors on the behalf of defined benefit plans. The various funds consist of either an equity or fixed income investment portfolio with underlying investments held in U.S. and non-U.S. securities. Nearly all of the underlying investments are publicly-traded. During the fourth quarter 2011, the U.S. plan's ownership interest held in the fixed income pooled fund was liquidated and the proceeds were re-invested in U.S. treasuries. Further, the U.S. plan's ownership interest held in the equity based pooled fund was liquidated and the proceeds were re-invested in an exchange traded fund. The majority of the pooled funds held by our international pension plans are benchmarked against a relative public index. These are considered Level 2.

U.S. treasuries – U.S. treasury notes are valued at the closing price reported in an active market. These notes are considered Level 1 investments.

Real estate – Real estate investments are valued based on discounted cash flows, comparable sales, outside appraisals, price per square foot or some combination thereof and therefore are considered Level 3.

Other – Other investments are composed of an investment in an unallocated annuity contract, an investment contract with an international insurance carrier, and investments in two limited liability companies ("LLCs") with no public market. The LLCs were formed to acquire timberland in the northwest and other properties. The investment in an unallocated annuity contract is valued using a market approach based on the experience of the assets held in an insurer's general account and is considered Level 2. The majority of the general account is invested in a well-diversified portfolio of high-quality fixed income securities, primarily consisting of investment-grade bonds. Investment income is allocated among pension plans participating in the general account based on the investment year method. Under this method, a record of the book value of assets held is maintained in subdivisions according to the calendar year in which the funds are invested. The earnings rate for each of these calendar year subdivisions varies from year to year, reflecting the actual earnings on the assets attributed to that year. The insurance carrier contract is funded by premiums paid annually by the participating plans and the funds are invested by the insurance carrier in portfolios with different risk profiles (low, medium, high) that can be elected by investors. The contract is valued using a market approach based on the underlying investments within the portfolio and is considered Level 2. The majority of the underlying investments consists of a well-diversified mix of non-U.S. publicly traded equity and fixed income securities. The values of the LLCs are determined using an income approach based on discounted cash flows and are considered Level 3.

The following table presents the fair values of our defined benefit pension plans' assets, by level within the fair value hierarchy, as of December 31, 2011 and 2010.

December 31, 2011								
(In millions)	Level 1		Level 2		Level 3		Total	
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l
Cash and cash equivalents	$ 12	$ 2	$ -	$ -	$ -	$ -	$ 12	$ 2
Equity securities:								
Investment trusts	-	-	7	-	-	-	7	-
Exchange traded funds	324	-	-	-	-	-	324	-
Private equity	-	-	-	-	23	-	23	-
Investment funds								
Mutual funds – equity[a]	-	159	-	-	-	-	-	159
Pooled funds – equity[b]	-	-	-	96	-	-	-	96
Pooled funds – fixed income[c]	-	-	-	149	-	-	-	149
U.S. treasuries	92	-	-	-	-	-	92	-
Real estate[d]	-	-	-	-	21	-	21	-
Other	-	-	30 [e]	6	7	-	37	6
Total investments, at fair value	$ 428	$ 161	$ 37	$ 251	$ 51	$ -	$ 516	$ 412

December 31, 2010								
(In millions)	Level 1		Level 2		Level 3		Total	
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l
Cash and cash equivalents	$ 8	$ 1	$ -	$ -	$ -	$ -	$ 8	$ 1
Equity securities:								
Investment trusts	25	-	137	-	-	-	162	-
Exchange traded funds	56	-	-	-	-	-	56	-
Private equity	-	-	-	-	67	-	67	-
Investment funds								
Mutual funds – equity[a]	-	161	-	-	-	-	-	161
Pooled funds – equity[b]	-	-	1,072	97	-	-	1,072	97
Pooled funds – fixed income[c]	-	-	350	126	-	-	350	126
Real estate[d]	-	-	-	-	54	-	54	-
Other	-	-	5	4	24	-	29	4
Total investments, at fair value	$ 89	$ 162	$ 1,564	$ 227	$ 145	$ -	$ 1,798	$ 389

(a) Includes approximately 70 percent of investments held in U.S. and non-U.S. common stocks in the financial services, consumer staples, health care, energy and basic material sectors and 30 percent of investments held among various other sectors. The funds objective is to outperform their respective benchmark indexes FTSE All Share, MSCI World Free, and MSCI Europe (excluding the U.K.) as defined by the investment policy.

(b) U.S. – At December 31, 2010, includes approximately 70 percent of investments held in U.S. and non-U.S. publicly traded common stocks in the consumer staples, consumer discretionary, technology, health and energy sectors and 30 percent of investments held among various other sectors. Int'l – Includes approximately 70 percent of investments held in non-U.S. common stocks (specifically Asia Pacific, except Japan, and the U.K.) in the financials, energy, consumer staples, industrials, and telecommunication services sectors and the 30 percent of investments held amongst various other sectors. The funds objective is to outperform their respective benchmark indexes, MSCI AC Asia and FTSE All-Share, as defined by the investment policy.

(c) U.S. – At December 31, 2010, includes approximately 80 percent of investments held in U.S. and non-U.S. publicly traded investment grade government and corporate bonds which include treasuries, mortgage-backed securities and industrials and 20 percent of investments held among various other sectors. Int'l – Includes approximately 80 percent of investments held in U.S. and non-U.S. publicly traded investment grade government and corporate bonds which include gilts, treasuries, financials, sovereigns and collateralized asset backed securities and 20 percent of investments held among various other sectors. The funds objective is to outperform their respective benchmark indexes, as defined by the investment policy.

(d) Includes investments diversified by property type and location. The largest property sector holdings, which represent approximately 70 percent of investments held, are office, hotel, residential and land with the greatest percentage of investments made in the U.S. and Asia, which includes the emerging markets of China and India.

(e) Includes an $18 million receivable for the sale of an investment that closed as of December 31, 2011 but did not cash settle until the next business day.

The following is a reconciliation of the beginning and ending balances recorded for plan assets classified as Level 3 in the fair value hierarchy.

	2011			
(In millions)	Private Equity	Real Estate	Other	Total
Beginning balance	$ 67	$ 54	$ 24	$ 145
Spin-off downstream business	(46)	(37)	(17)	(100)
Actual return on plan assets	3	2	-	5
Purchases	3	4	-	7
Sales	(4)	(2)	-	(6)
Ending balance	$ 23	$ 21	$ 7	$ 51

	2010			
(In millions)	Private Equity	Real Estate	Other	Total
Beginning balance	$ 42	$ 36	$ 23	$ 101
Actual return on plan assets	13	4	1	18
Purchases	15	17	-	32
Sales	(3)	(3)	-	(6)
Ending balance	$ 67	$ 54	$ 24	$ 145

Cash flows

Contributions to defined benefit plans – We expect to make contributions to the funded pension plans of up to $113 million in 2012. Cash contributions to be paid from our general assets for the unfunded pension and postretirement plans are expected to be approximately $18 million and $21 million in 2012.

Estimated future benefit payments – The following gross benefit payments, which reflect expected future services, as appropriate, are expected to be paid in the years indicated.

	Pension Benefits		
(In millions)	U.S.	Int'l	Other Benefits[(a)]
2012	$ 104	$ 12	$ 21
2013	100	13	22
2014	102	15	22
2015	101	16	23
2016	104	18	24
2017 through 2021	482	105	121

(a) Expected Medicare reimbursements for 2012 through 2013 total $5 million. Effective 2013, as a result of the PPACA, future Medicare reimbursements will no longer be tax deductible and must be used to reduce the costs of providing Medicare Part D equivalent prescription drug benefits to retirees. The total of these future reimbursements from 2014 through 2021 is $22 million.

Contributions to defined contribution plans – We contribute to several defined contribution plans for eligible employees. Contributions to these plans related to continuing operations totaled $50 million in 2011, $75 million in 2010 and $59 million in 2009.

21. Incentive Based Compensation

Description of Stock Based Compensation Plans

The Marathon Oil Corporation 2007 Incentive Compensation Plan (the "2007 Plan") was approved by our stockholders in April 2007 and authorizes the Compensation Committee of the Board of Directors to grant stock options, stock appreciation rights, stock awards (including restricted stock and restricted stock unit awards) and performance awards to employees. The 2007 Plan also allows us to provide equity compensation to our non-employee directors. No more than 34 million shares of our common stock may be issued under the 2007 Plan and no more than 12 million of those shares may be used for awards other than stock options or stock appreciation rights.

Shares subject to awards under the 2007 Plan that are forfeited, are terminated or expire unexercised become available for future grants. If a stock appreciation right is settled upon exercise by delivery of shares of common stock, the full number of shares with respect to which the stock appreciation right was exercised will count against the number of shares of our common stock reserved for issuance under the 2007 Plan and will not again become available under the 2007 Plan. In addition, the number of shares of our common stock reserved for issuance under the 2007 Plan will not be increased by shares tendered to satisfy the purchase price of an award, exchanged for other awards or withheld to satisfy tax withholding obligations. Shares issued as a result of awards granted under the 2007 Plan are generally funded out of common stock held in treasury, except to the extent there are insufficient treasury shares, in which case new common shares are issued.

After approval of the 2007 Plan, no new grants were or will be made from the 2003 Incentive Compensation Plan (the "2003 Plan"). The 2003 Plan replaced the 1990 Stock Plan, the Non-Officer Restricted Stock Plan, the Non-Employee Director Stock Plan, the deferred stock benefit provision of the Deferred Compensation Plan for Non-Employee Directors, the Senior Executive Officer Annual Incentive Compensation Plan and the Annual Incentive Compensation Plan (the "Prior Plans"). No new grants will be made from the Prior Plans. Any awards previously granted under the 2003 Plan or the Prior Plans shall continue to be exercisable in accordance with their original terms and conditions.

Stock based awards under the Plan

Stock options – We grant stock options under the 2007 Plan. Our stock options represent the right to purchase shares of our common stock at its fair market value on the date of grant. Through 2004, certain stock options were granted under the 2003 Plan with a tandem stock appreciation right, which allows the recipient to instead elect to receive cash or our common stock equal to the excess of the fair market value of shares of common stock, as determined in accordance with the 2003 Plan, over the option price of the shares. In general, stock options granted under the 2007 Plan and the 2003 Plan vest ratably over a three-year period and have a maximum term of ten years from the date they are granted.

Stock appreciation rights – Prior to 2005, we granted SARs under the 2003 Plan. No stock appreciation rights have been granted under the 2007 Plan. Similar to stock options, stock appreciation rights represent the right to receive a payment equal to the excess of the fair market value of shares of common stock on the date the right is exercised over the grant price. Under the 2003 Plan, certain SARs were granted as stock-settled SARs and others were granted in tandem with stock options. In general, SARs granted under the 2003 Plan vest ratably over a three-year period and have a maximum term of ten years from the date they are granted.

Restricted stock – We grant restricted stock and restricted stock units under the 2007 Plan and previously granted such awards under the 2003 Plan. In 2005, the Compensation Committee began granting time-based restricted stock to certain of our U.S.-based officers as part of their annual long-term incentive package. The restricted stock awards to officers vest three years from the date of grant, contingent on the recipient's continued employment. We also grant restricted stock to certain non-officer employees and restricted stock units to certain international employees ("restricted stock awards"), based on their performance within certain guidelines and for retention purposes. The restricted stock awards to non-officers generally vest in one-third increments over a three-year period, contingent on the recipient's continued employment, however, certain restricted stock awards will vest over a four-year period, contingent on the recipient's continued employment. Prior to vesting, all restricted stock recipients have the right to vote such stock and receive dividends thereon. The non-vested shares are not transferable and are held by our transfer agent.

Common stock units – We maintain an equity compensation program for our non-employee directors under the 2007 Plan and previously maintained such a program under the 2003 Plan. All non-employee directors receive annual grants of common stock units, and they are required to hold units granted prior to 2012 until they leave the Board of Directors. When dividends are paid on our common stock, directors receive dividend equivalents in the form of additional common stock units.

Total stock based compensation expense

Total employee stock based compensation expense related to continuing operations was $65 million, $51 million and $59 million in 2011, 2010 and 2009, while the total related income tax benefits were $23 million, $19 million and $22 million in the same years. In 2011, 2010 and 2009 cash received upon exercise of stock option awards related was $77 million, $12 million and $4 million. Tax benefits realized for deductions for stock awards exercised during 2011, 2010 and 2009 totalled $32 million, $11 million and $10 million.

Stock option awards

During 2011, 2010 and 2009, we granted stock option awards to both officer and non-officer employees. The weighted average grant date fair value of these awards was based on the following Black-Scholes assumptions:

	2011	2010	2009
Weighted average exercise price per share	$ 32.30	$ 30.00	$ 27.62
Expected annual dividend yield	2.1 %	3.2 %	3.5 %
Expected life in years	5.3	5.1	4.9
Expected volatility	40 %	43 %	41 %
Risk-free interest rate	1.7 %	2.2 %	2.3 %
Weighted average grant date fair value of stock option awards granted	$ 10.44	$ 8.70	$ 7.67

The following is a summary of stock option award activity in 2011.

	Number of Shares	Weighted Average Exercise price
Outstanding at beginning of year	24,912,261	$ 24.85
Granted	7,676,544	32.30
Exercised	(3,576,373)	15.12
Cancelled	(652,607)	25.88
Spin-off downstream business	(6,989,110)	30.94
Outstanding at end of year	21,370,715	$ 24.41

The intrinsic value of stock option awards exercised during 2011, 2010 and 2009 was $59 million, $8 million and $3 million.

The following table presents information related to stock option awards at December 31, 2011.

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares Under Option	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares Under Option	Weighted Average Exercise Price
$ 7.99-12.75	1,272,745	2	$10.23	1,272,745	$10.23
12.76-16.81	2,850,590	5	15.21	2,354,373	15.28
16.82-23.20	6,642,268	8	18.60	2,810,120	18.52
23.21-29.24	2,021,400	4	23.92	1,955,767	23.82
29.25-30.36	22,388	7	29.56	22,388	29.56
30.37-47.91	8,561,324	7	34.20	4,690,067	35.75
Total	21,370,715	6	24.41	13,105,460	24.11

As of December 31, 2011, the aggregate intrinsic value of stock option awards outstanding was $146 million. The aggregate intrinsic value and weighted average remaining contractual life of stock option awards currently exercisable were $98 million and 5 years.

As of December 31, 2011, the number of fully-vested stock option awards and stock option awards expected to vest was 21,142,660. The weighted average exercise price and weighted average remaining contractual life of these stock option awards were $24.38 and 6 years and the aggregate intrinsic value was $145 million. As of December 31, 2011, unrecognized compensation cost related to stock option awards was $36 million, which is expected to be recognized over a weighted average period of 2 years.

Restricted stock awards

The following is a summary of restricted stock award activity

	Awards	Weighted Average Grant Date Fair Value
Unvested at beginning of year	2,084,680	$ 23.03
Granted	3,066,978[(a)]	27.74
Vested	(993,949)	27.34
Forfeited	(163,806)	23.88
Spin-off downstream business	(289,925)	21.30
Unvested at end of year	3,703,978	25.88

(a) Beginning in August, 2011, most employees on the U.S., U.K., Canadian and Norwegian payrolls are eligible for a restricted stock grant, based on performance.

The vesting date fair value of restricted stock awards which vested during 2011, 2010 and 2009 was $30 million, $21 million and $24 million. The weighted average grant date fair value of restricted stock awards was $25.88, $23.03, and $44.89 for awards unvested at December 31, 2011, 2010 and 2009.

As of December 31, 2011, there was $78 million of unrecognized compensation cost related to restricted stock awards which is expected to be recognized over a weighted average period of 2.5 years.

Performance unit awards

Performance units provide for named executive officers to receive a cash payment upon the achievement of certain performance goals at the end of a defined measurement period. The performance goals are tied to our total shareholder return ("TSR") as compared to TSR for a group of peer companies determined by the Compensation Committee of the Board of Directors. The target value of each performance unit is $1, with the actual payout varying from $0 to $2 per unit (capped at a maximum payout of $2 per unit). Because performance units are to be settled in cash at the end of the performance period, they are accounted for as liability awards. Compensation expense related to continuing operations associated with performance units was $32 million and $2 million in 2011 and 2009, but was not significant in 2010. Expense for 2011 included $14 million paid on three groups of performance unit grants outstanding June 30, 2011, that were accelerated with the total payout determined based on performance through the effective date of the spin-off of our downstream business.

During the third quarter of 2011, we granted 15 million performance units to named executive officers. A portion of these units have an 18-month performance period and a portion have a 30-month performance period to reflect the remaining periods of the original 2011 and 2010 performance unit grants outstanding prior to the spinoff.

22. Stockholders' Equity

Securities exchangeable into Marathon common stock – In conjunction with our acquisition of Western Oil Sands Inc. ("Western") on October 18, 2007, Canadian residents were able to receive, at their election, cash, Marathon common stock or securities exchangeable into Marathon common stock (the "Exchangeable Shares"). The Exchangeable Shares were shares of an indirect Canadian subsidiary of Marathon and were exchanged into Marathon stock based upon an exchange ratio that began at one-for-one and adjusted quarterly to reflect cash dividends. The Exchangeable Shares were exchangeable at the option of the holder at any time and were automatically redeemable on October 18, 2011. They could also be redeemed prior to their automatic redemption if certain conditions were met. Those conditions were met and we filed notice of the proposed redemption in Canada on March 3, 2010. On April 7, 2010, the remaining exchangeable shares were redeemed.

Preferred shares – Also in connection with our acquisition of Western, the Board of Directors authorized a class of voting preferred stock. Upon completion of the acquisition, we issued shares of this voting preferred stock to a trustee, who held the shares for the benefit of the holders of the Exchangeable Shares discussed above. Each share of voting preferred stock was entitled to one vote on all matters submitted to the holders of Marathon common stock. Each holder of Exchangeable Shares could direct the trustee to vote the number of shares of voting preferred stock equal to the number of shares of Marathon common stock issuable upon the exchange of the Exchangeable Shares held by that holder. In no event would the aggregate number of votes entitled to be cast by the trustee with respect to the outstanding shares of voting preferred stock exceed the number of votes entitled to be cast with respect to the outstanding Exchangeable Shares. Except as otherwise provided in our restated certificate of incorporation or by applicable law, the common stock and the voting preferred stock voted together as a single class in the election of directors of Marathon and on all other matters submitted to a vote of stockholders of Marathon generally. The voting preferred stock had no other voting rights except as required by law. Other than dividends payable solely in shares of voting preferred stock, no dividend or other distribution, was paid or payable to the holder of the voting preferred stock. In the event of any liquidation, dissolution or winding up of Marathon, the holder of shares of the voting preferred stock would not be entitled to receive any assets of Marathon available for distribution to its stockholders. The voting preferred stock was not convertible into any other class or series of the capital stock of Marathon or into cash, property or other rights, and could not be redeemed. In connection with the redemption of the Exchangeable Shares, these preferred shares were eliminated in June 2010.

Share repurchase plan – The Board of Directors has authorized the repurchase of up to $5 billion of our common stock. Purchases under the program may be in either open market transactions, including block purchases, or in privately negotiated transactions using cash on hand, cash generated from operations, proceeds from potential asset sales or cash from available borrowings to acquire shares. This program may be changed based upon our financial condition or changes in market conditions and is subject to termination prior to completion. The repurchase program does not include specific price targets or timetables. As of December 31, 2011, we had acquired 78 million common shares at a cost of $3,222 million under this authorized share repurchase program, including 12 million common shares acquired during 2011 at a cost of $300 million.

23. Leases

We lease a wide variety of facilities and equipment under operating leases, including land, building space, equipment and vehicles. Most long-term leases include renewal options and, in certain leases, purchase options. Future minimum commitments for capital lease obligations (including sale-leasebacks accounted for as financings) and for operating lease obligations having initial or remaining noncancelable lease terms in excess of one year are as follows:

(In millions)	Capital Lease Obligations	Operating Lease Obligations
2012	$ 22	$ 42
2013	1	38
2014	1	29
2015	1	26
2016	1	25
Later years	25	66
Sublease rentals	-	(2)
Total minimum lease payments	$ 51	$ 224
Less imputed interest costs	(20)	
Present value of net minimum lease payments	$ 31	

Operating lease rental expense related to continuing operations was $74 million, $77 million and $105 million in 2011, 2010 and 2009, which excludes $16 million and $3 million paid by United States Steel on assumed leases in 2010 and 2009.

24. Commitments and Contingencies

We are a defendant in a number of lawsuits arising in the ordinary course of business, including, but not limited to, royalty claims, contract claims and environmental claims. While the ultimate outcome and impact to us cannot be predicted with certainty, we believe that the resolution of these proceedings will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. Certain of these matters are discussed below.

Litigation – In March 2011, Noble Drilling (U.S.) LLC ("Noble") filed a lawsuit against us in the District Court of Harris County, Texas alleging, among other things, breach of contract, breach of the duty of good faith and fair dealing, and negligent misrepresentation, relating to a multi-year drilling contract for a newly constructed drilling rig to be deployed in the U.S. Gulf of Mexico. We filed an answer in April 2011, contending, among other things, failure to perform, failure to comply with material obligations, failure to mitigate alleged damages and that Noble failed to provide the rig according to the operating, performance and safety requirements specified in the drilling contract. Noble is seeking an unspecified amount of damages. We are vigorously defending this litigation. The ultimate outcome of this lawsuit, including any financial effect on us, remains uncertain. We do not believe an estimate of a reasonably probable loss (or range of loss) can be made for this lawsuit at this time.

Environmental matters – We are subject to federal, state, local and foreign laws and regulations relating to the environment. These laws generally provide for control of pollutants released into the environment and require responsible parties to undertake remediation of hazardous waste disposal sites. Penalties may be imposed for noncompliance.

At December 31, 2011 and 2010, accrued liabilities for remediation totaled $1 million and $119 million. It is not presently possible to estimate the ultimate amount of all remediation costs that might be incurred or the penalties that may be imposed.

Guarantees – We have provided certain guarantees, direct and indirect, of the indebtedness of other companies. Under the terms of most of these guarantee arrangements, we would be required to perform should the guaranteed party fail to fulfill its obligations under the specified arrangements. In addition to these financial guarantees, we also have various performance guarantees related to specific agreements.

United States Steel was the sole general partner of Clairton 1314B Partnership, L.P., which owned certain facilities formerly owned by United States Steel. We have agreed, under certain circumstances, to indemnify the limited partners if the partnership's product sales fail to qualify for the credit under Section 29 of the Internal Revenue Code. The Clairton 1314B Partnership was terminated on October 31, 2008, but we were not released from our obligations. United States Steel has estimated the maximum potential amount of this indemnity obligation, including interest and tax gross-up, was approximately $110 million as of December 31, 2011, all of which is related to our continuing operations.

We have entered into other guarantees related to our continuing operations with maximum potential undiscounted payments totaling $139 million as of December 31, 2011, which consist primarily of leases of corporate assets containing general lease indemnities and guaranteed residual values, a performance guarantee and a long-term transportation services agreement.

In October 2010, upon acquiring a position in four exploration blocks in the Iraqi Kurdistan Region, we indemnified the KRG against any negative tax effects related to certain payments we are obligated to make to the KRG. As of December 31, 2011, some of those payments had been made, no related taxes have been assessed, and neither is there any history of such payments being taxed. Given the lack of history of tax assessment against such payments, and because certain of our future payments to the KRG are not quantifiable, a maximum potential undiscounted payments cannot be calculated.

Over the years, we have sold various assets in the normal course of our business. Certain of the related agreements contain performance and general guarantees, including guarantees regarding inaccuracies in representations, warranties, covenants and agreements, and environmental and general indemnifications that require us to perform upon the occurrence of a triggering event or condition. These guarantees and indemnifications are part of the normal course of selling assets. We are typically not able to calculate the maximum potential amount of future payments that could be made under such contractual provisions because of the variability inherent in the guarantees and indemnities. Most often, the nature of the guarantees and indemnities is such that there is no appropriate method for quantifying the exposure because the underlying triggering event has little or no past experience upon which a reasonable prediction of the outcome can be based.

Contract commitments – At December 31, 2011 and 2010, contractual commitments of our continuing operations to acquire property, plant and equipment totaled $2,683 million and $1,881 million.

Other contingencies – During the second quarter of 2011, the AOSP operator determined the need and developed preliminary plans to address water flow into a previously mined and contained section of the Muskeg River mine. Our share of the estimated costs in the amount of $64 million was recorded to cost of revenues. At December 31, 2011, the remaining liability is $49 million.

Selected Quarterly Financial Data (Unaudited)

(In millions, except per share data)	2011[a]				2010[a]			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Revenues	$ 3,671	$ 3,694	$ 3,649	$ 3,649	$ 2,667	$ 2,807	$ 2,854	$ 3,362
Income from operations before income taxes	1,289	928	1,333	1,263	1,389	922	1,050	863
Income from continuing operations	455	298	405	549	617	374	467	424
Discontinued operations	541	698	-	-	(160)	335	229	282
Net income	$ 996	$ 996	$ 405	$ 549	$ 457	$ 709	$ 696	$ 706
Net income per share:								
Basic:								
Continuing operations	$ 0.64	$ 0.42	$ 0.57	$ 0.78	$ 0.87	$ 0.53	$ 0.66	$ 0.60
Discontinued operations	0.76	0.98	-	-	(0.23)	0.47	0.32	0.39
Net income	1.40	1.40	0.57	0.78	0.64	1.00	0.98	0.99
Diluted:								
Continuing operations	0.64	0.42	0.57	0.78	0.87	0.53	0.66	0.60
Discontinued operations	0.75	0.97	-	-	(0.23)	0.47	0.32	0.39
Net income	1.39	1.39	0.57	0.78	0.64	1.00	0.98	0.99
Dividends paid per share	$ 0.25	$ 0.25	$ 0.15	$ 0.15	$ 0.24	$ 0.25	$ 0.25	$ 0.25

[a] Our downstream business was spun-off on June 30, 2011. All quarters have been recast to reflect the business in discontinued operations.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

The supplementary information is disclosed by the following geographic areas: the United States; Europe, which primarily includes activities in the United Kingdom, Norway and Poland; EG; Other Africa, which primarily includes activities in Angola and Libya; Canada; and Other International ("Other Int'l"), which includes activities in Indonesia and the Iraqi Kurdistan Region. Discontinued operations ("Disc Ops") represent our Irish and Gabonese oil exploration and production businesses that were sold in 2009.

Estimated Quantities of Proved Oil and Gas Reserves

The estimation of net recoverable quantities of liquid hydrocarbons, natural gas and synthetic crude oil is a highly technical process, which is based upon several underlying assumptions that are subject to change. For a discussion of our reserve estimation process, including the use of third-party audits, see Item 1 – Business.

(mmbbl)	United States	Canada[a]	EG[b]	Other Africa	Europe	Continuing Operations	Disc Ops
Liquid Hydrocarbons							
Proved developed and undeveloped reserves:							
Beginning of year – 2009	178	-	139	211	104	632	4
Revisions of previous estimates	-	-	(2)	3	19	20	2
Extensions, discoveries and other additions	21	-	-	31	12	64	-
Production	(23)	-	(15)	(17)	(33)	(88)	(2)
Sales of reserves in place	(6)	-	-	-	-	(6)	(4)
End of year – 2009	170	-	122	228	102	622	-
Revisions of previous estimates	(3)	-	10	-	23	30	-
Purchases of reserves in place	1	-	-	-	-	1	-
Extensions, discoveries and other additions	30	-	-	28	8	66	-
Production	(25)	-	(13)	(17)	(34)	(89)	-
End of year – 2010	173	-	119	239	99	630	-
Revisions of previous estimates	16	-	11	2	21	50	-
Improved recovery	1	-	-	-	-	1	-
Purchases of reserves in place	89	-	-	-	-	89	-
Extensions, discoveries and other additions	27	-	-	1	14	42	-
Production	(27)	-	(13)	(2)	(37)	(79)	-
End of year – 2011	279	-	117	240	97	733	-
Proved developed reserves:							
Beginning of year – 2009	137	-	99	193	81	510	4
End of year – 2009	120	-	83	186	87	476	-
End of year – 2010	124	-	86	180	89	479	-
End of year – 2011	141	-	78	179	84	482	-
Proved undeveloped reserves:							
Beginning of year – 2009	41	-	40	18	23	122	-
End of year – 2009	50	-	39	42	15	146	-
End of year – 2010	49	-	33	59	10	151	-
End of year – 2011	138	-	39	61	13	251	-

Estimated Quantities of Proved Oil and Gas Reserves (continued)

	United States	Canada[(a)]	EG[(b)]	Other Africa	Europe	Continuing Operations	Disc Ops
Natural Gas *(bcf)*							
Proved developed and undeveloped reserves:							
Beginning of year – 2009	1,085	-	1,866	109	159	3,219	132
Revisions of previous estimates	(139)	-	(23)	-	(10)	(172)	-
Extensions, discoveries and other additions	80	-	-	-	2	82	-
Production[(c)]	(146)	-	(155)	(2)	(42)	(345)	(6)
Sales of reserves in place	(60)	-	-	-	-	(60)	(126)
End of year – 2009	820	-	1,688	107	109	2,724	-
Revisions of previous estimates	16	-	111	(1)	35	161	-
Purchases of reserves in place	1	-	-	-	-	1	-
Extensions, discoveries and other additions	61	-	-	-	4	65	-
Production[(c)]	(133)	-	(148)	(1)	(32)	(314)	-
Sales of reserves in place	(20)	-	-	-	-	(20)	-
End of year – 2010	745	-	1,651	105	116	2,617	-
Revisions of previous estimates	18	-	81	(1)	22	120	-
Purchases of reserves in place	119	-	-	-	-	119	-
Extensions, discoveries and other additions	109	-	-	-	11	120	-
Production[(c)]	(119)	-	(161)	-	(30)	(310)	-
End of year – 2011	872	-	1,571	104	119	2,666	-
Proved developed reserves:							
Beginning of year – 2009	839	-	1,273	109	95	2,316	34
End of year – 2009	652	-	1,102	107	50	1,911	-
End of year – 2010	591	-	1,186	104	43	1,924	-
End of year – 2011	551	-	1,104	104	40	1,799	-
Proved undeveloped reserves:							
Beginning of year – 2009	246	-	593	-	64	903	98
End of year – 2009	168	-	586	-	59	813	-
End of year – 2010	154	-	465	1	73	693	-
End of year – 2011	321	-	467	-	79	867	-
Synthetic crude oil *(mmbbl)*							
Proved developed and undeveloped reserves:							
Beginning of year – 2009	-	-	-	-	-	-	-
Revisions of previous estimates[(d)]	-	603	-	-	-	603	-
End of year – 2009	-	603	-	-	-	603	-
Revisions of previous estimates	-	(22)	-	-	-	(22)	-
Production	-	(9)	-	-	-	(9)	-
End of year – 2010	-	572	-	-	-	572	-
Revisions of previous estimates	-	17	-	-	-	17	-
Production	-	(14)	-	-	-	(14)	-
Extensions, discoveries and other additions	-	48	-	-	-	48	-
End of year – 2011	-	623	-	-	-	623	-
Proved developed reserves:							
Beginning of year – 2009	-	-	-	-	-	-	-
End of year – 2009	-	392	-	-	-	392	-
End of year – 2010	-	433	-	-	-	433	-
End of year – 2011	-	623	-	-	-	623	-
Proved undeveloped reserves:							
Beginning of year – 2009	-	-	-	-	-	-	-
End of year – 2009	-	211	-	-	-	211	-
End of year – 2010	-	139	-	-	-	139	-
End of year – 2011	-	-	-	-	-	-	-

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

Estimated Quantities of Proved Oil and Gas Reserves (continued)

(mmboe)	United States	Canada[a]	EG[b]	Other Africa	Europe	Continuing Operations	Disc Ops
Total Proved Reserves							
Proved developed and undeveloped reserves:							
Beginning of year – 2009	359	-	450	229	131	1,169	26
Revisions of previous estimates[d]	(22)	603	(6)	3	17	595	1
Extensions, discoveries and other additions	34	-	-	31	13	78	-
Production[c]	(48)	-	(41)	(17)	(41)	(147)	(2)
Sales of reserves in place	(16)	-	-	-	-	(16)	(25)
End of year – 2009	307	603	403	246	120	1,679	-
Revisions of previous estimates	(1)	(22)	29	-	28	34	-
Purchases of reserves in place	1	-	-	-	-	1	-
Extensions, discoveries and other additions	40	-	-	28	9	77	-
Production[c]	(47)	(9)	(38)	(17)	(39)	(150)	-
Sales of reserves in place	(3)	-	-	-	-	(3)	-
End of year – 2010	297	572	394	257	118	1,638	-
Revisions of previous estimates	19	17	25	1	25	87	-
Improved recovery	1	-	-	-	-	1	-
Purchases of reserves in place	109	-	-	-	-	109	-
Extensions, discoveries and other additions	45	48	-	1	16	110	-
Production[c]	(47)	(14)	(40)	(2)	(42)	(145)	-
End of year – 2011	424	623	379	257	117	1,800	-
Proved developed reserves:							
Beginning of year – 2009	277	-	312	211	96	896	10
End of year – 2009	229	392	267	204	95	1,187	-
End of year – 2010	222	433	284	198	96	1,233	-
End of year – 2011	233	623	262	196	91	1,405	-
Proved undeveloped reserves:							
Beginning of year – 2009	82	-	138	18	35	273	16
End of year – 2009	78	211	136	42	25	492	-
End of year – 2010	75	139	110	59	22	405	-
End of year – 2011	191	-	117	61	26	395	-

(a) Synthetic crude oil proved reserves were added as of December 31, 2009.

(b) Consists of estimated reserves from properties governed by production sharing contracts.

(c) Excludes the resale of purchased natural gas utilized in reservoir management.

(d) Volumes for Canada are after 10 million barrels of synthetic crude oil production in 2009.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

Capitalized Costs and Accumulated Depreciation, Depletion and Amortization

(In millions)	United States	Canada	EG	Other Africa	Europe	Other Int'l	Total
	December 31,						
2011 Capitalized costs:							
Proved properties	$ 15,288	$ 9,209	$ 1,545	$ 1,678	$ 8,342	$ 33	$36,095
Unproved properties	4,344	1,473	23	303	51	179	6,373
Total	19,632	10,682	1,568	1,981	8,393	212	42,468
Accumulated depreciation, depletion and amortization:							
Proved properties	8,499	572	729	134	6,593	1	16,528
Unproved properties	359	-	-	9	-	12	380
Total	8,858	572	729	143	6,593	13	16,908
Net capitalized costs	$ 10,774	$ 10,110	$ 839	$ 1,838	$ 1,800	$ 199	$25,560
2010 Capitalized costs:							
Proved properties	$ 12,008	$ 8,362	$ 1,518	$ 1,437	$ 8,032	$ 24	$31,381
Unproved properties	1,450	1,626	24	277	46	122	3,545
Total	13,458	9,988	1,542	1,714	8,078	146	34,926
Accumulated depreciation, depletion and amortization:							
Proved properties	7,049	381	625	122	5,927	1	14,105
Unproved properties	325	-	-	9	-	8	342
Total	7,374	381	625	131	5,927	9	14,447
Net capitalized costs	$ 6,084	$ 9,607	$ 917	$ 1,583	$ 2,151	$ 137	$20,479

Costs Incurred for Property Acquisition, Exploration and Development[(a)]

(In millions)	United States	Canada	EG	Other Africa	Europe	Other Int'l	Continuing Operations	Disc Ops	Total
2011 Property acquisition:									
Proved	$ 1,782	$ 5	$ 1	$ -	$ -	$ -	$ 1,788	$ -	$ 1,788
Unproved	3,271	-	-	1	7	57	3,336	-	3,336
Exploration	782	42	-	33	109	168	1,134	-	1,134
Development	889	293	18	294	388	-	1,882	-	1,882
Total	$ 6,724	$ 340	$ 19	$ 328	$ 504	$ 225	$ 8,140	$ -	$ 8,140
2010 Property acquisition:									
Proved	$ 1	$ -	$ -	$ -	$ -	$ -	$ 1	$ -	$ 1
Unproved	400	-	-	1	2	103	506	-	506
Exploration	520	10	1	41	43	153	768	-	768
Development	855	889	13	315	465	-	2,537	-	2,537
Total	$ 1,776	$ 899	$ 14	$ 357	$ 510	$ 256	$ 3,812	$ -	$ 3,812
2009 Property acquisition:									
Proved	$ -	$ 11	$ -	$ -	$ -	$ -	$ 11	$ 15	$ 26
Unproved	127	1	-	6	-	2	136	-	136
Exploration	271	11	-	127	81	29	519	-	519
Development	1,150	976	23	266	354	-	2,769	64	2,833
Total	$ 1,548	$ 999	$ 23	$ 399	$ 435	$ 31	$ 3,435	$ 79	$ 3,514

(a) Includes costs incurred whether capitalized or expensed.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

Results of Operations for Oil and Gas Producing Activities

(In millions)	United States	Canada	EG	Other Africa	Europe	Other Int'l	Total
2011 Revenues and other income:							
Sales	$ 3,063	$ 1,388	$ 29	$ 216	$ 1,010	$ -	$ 5,706
Transfers	63	-	905	-	3,560	-	4,528
Other income[(a)]	41	-	-	-	15	-	56
Total revenues and other income	3,167	1,388	934	216	4,585	-	10,290
Expenses:							
Production costs	(954)	(814)[(b)]	(117)	(33)	(350)	-	(2,268)
Exploration expenses	(378)	(10)	(1)	(10)	(81)	(164)	(644)
Depreciation, depletion and amortization[(c)]	(1,471)	(196)	(104)	(11)	(685)	-	(2,467)
Administrative expenses	(67)	(10)	(2)	(1)	(19)	(15)	(114)
Total expenses	(2,870)	(1,030)	(224)	(55)	(1,135)	(179)	(5,493)
Results before income taxes	297	358	710	161	3,450	(179)	4,797
Income tax (provision) benefit	(104)	(90)	(254)	(168)	(2,203)	63	(2,756)
Results of continuing operations	$ 193	$ 268	$ 456	$ (7)	$ 1,247	$ (116)	$ 2,041
2010 Revenues and other income:							
Sales	$ 2,429	$ 692	$ 11	$ 1,473	$ 697	$ -	$ 5,302
Transfers	93	-	701	-	2,319	-	3,113
Other income[(a)]	17	-	-	812	(64)	-	765
Total revenues and other income	2,539	692	712	2,285	2,952	-	9,180
Expenses:							
Production costs	(815)	(596)	(108)	(70)	(297)	-	(1,886)
Exploration expenses	(275)	(5)	(21)	(47)	(32)	(118)	(498)
Depreciation, depletion and amortization[(c)]	(1,463)	(109)	(110)	(36)	(687)	-	(2,405)
Administrative expenses	(52)	(9)	(1)	2	(20)	(10)	(90)
Total expenses	(2,605)	(719)	(240)	(151)	(1,036)	(128)	(4,879)
Results before income taxes	(66)	(27)	472	2,134	1,916	(128)	4,301
Income tax (provision) benefit	26	7	(187)	(1,647)	(658)	46	(2,413)
Results of continuing operations	$ (40)	$ (20)	$ 285	$ 487	$ 1,258	$ (82)	$ 1,888
2009 Revenues and other income:							
Sales[(d)]	$ 1,839	$ 599	$ 23	$ 1,146	$ 699	$ -	$ 4,306
Transfers	24	-	587	-	1,678	-	2,289
Other income[(a)]	185	-	-	-	13	-	198
Total revenues and other income	2,048	599	610	1,146	2,390	-	6,793
Expenses:							
Production costs	(763)	(371)	(108)	(62)	(289)	-	(1,593)
Exploration expenses	(153)	(16)	-	(73)	(37)	(28)	(307)
Depreciation, depletion and amortization[(c)]	(846)	(126)	(115)	(37)	(736)	-	(1,860)
Administrative expenses	(53)	(9)	(1)	(3)	(13)	(22)	(101)
Total expenses	(1,815)	(522)	(224)	(175)	(1,075)	(50)	(3,861)
Results before income taxes	233	77	386	971	1,315	(50)	2,932
Income tax (provision) benefit	(76)	(17)	(112)	(770)	(678)	14	(1,639)
Results of continuing operations	$ 157	$ 60	$ 274	$ 201	$ 637	$ (36)	$ 1,293
Results of discontinued operations	$ -	$ -	$ -	$ 194	$ 79	$ -	$ 273

(a) Includes net gain on disposal of assets.

(b) 2011 Canada production costs include $64 million for the OSM water abatement.

(c) Includes long-lived asset impairments.

(d) Excludes noncash effects of changes in the fair value of certain natural gas sales contracts in the United Kingdom which expired September 2009.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

Results of Operations for Oil and Gas Producing Activities

The following reconciles results of continuing operations for oil and gas producing activities to segment income:

(In millions)	2011	2010	2009
Results of continuing operations	$ 2,041	$ 1,888	$ 1,293
Items not included in results of continuing oil and gas operations, net of tax:			
Marketing income and technology costs	(53)	(11)	(24)
Income from equity method investments	213	167	110
Other third-party income[(a)]	10	(5)	9
Other	(1)	(2)	(4)
Items not allocated to segment income, net of tax:			
Gain on asset disposition	(23)	(449)	(122)
Long-lived asset impairments	178	303	-
Water abatement-OSM	48	-	-
Segment income not included in results of continuing oil and gas operations:			
Integrated Gas	178	142	90
Segment income	$ 2,591	$ 2,033	$ 1,352

(a) Includes revenues, net of associated costs and income taxes, from activities that support our production operations, which may include processing or transportation of third-party production and the purchase and subsequent resale of natural gas utilized for reservoir management.

Standardized Measure of Discounted Future Net Cash Flows

	December 31,					
(In millions)	United States	Canada	EG	Other Africa	Europe	Total
2011						
Future cash inflows	$ 28,108	$ 59,365	$ 7,318	$ 30,007	$12,120	$136,918
Future production and administrative costs	(10,751)	(28,048)	(1,931)	(1,269)	(2,752)	(44,751)
Future development costs	(6,341)	(10,346)	(435)	(874)	(1,702)	(19,698)
Future income tax expenses	(2,740)	(4,490)	(1,368)	(25,821)	(5,147)	(39,566)
Future net cash flows	$ 8,276	$ 16,481	$ 3,584	$ 2,043	$ 2,519	$ 32,903
10 percent annual discount for estimated timing of cash flows	(4,539)	(11,845)	(1,330)	(733)	(528)	(18,975)
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$ 3,737	$ 4,636	$ 2,254	$ 1,310	$ 1,991	$ 13,928
2010						
Future cash inflows	$ 15,349	$ 41,901	$ 5,366	$ 20,815	$ 8,800	$ 92,231
Future production and administrative costs	(6,878)	(21,675)	(1,469)	(996)	(2,275)	(33,293)
Future development costs	(2,084)	(9,688)	(441)	(907)	(1,535)	(14,655)
Future income tax expenses	(1,726)	(1,821)	(1,208)	(17,201)	(2,956)	(24,912)
Future net cash flows	$ 4,661	$ 8,717	$ 2,248	$ 1,711	$ 2,034	$ 19,371
10 percent annual discount for estimated timing of cash flows	(2,008)	(6,168)	(795)	(825)	(295)	(10,091)
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$ 2,653	$ 2,549	$ 1,453	$ 886	$ 1,739	$ 9,280
2009						
Future cash inflows	$ 12,094	$ 32,207	$ 4,620	$ 14,974	$ 6,901	$ 70,796
Future production and administrative costs	(6,796)	(21,044)	(1,514)	(876)	(2,373)	(32,603)
Future development costs	(1,362)	(6,715)	(462)	(677)	(1,752)	(10,968)
Future income tax expenses	(923)	(60)	(935)	(12,419)	(1,253)	(15,590)
Future net cash flows	$ 3,013	$ 4,388	$ 1,709	$ 1,002	$ 1,523	$ 11,635
10 percent annual discount for estimated timing of cash flows	(1,041)	(3,658)	(625)	(571)	(85)	(5,980)
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$ 1,972	$ 730	$ 1,084	$ 431	$ 1,438	$ 5,655

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

Changes in the Standardized Measure of Discounted Future Net Cash Flows

(In millions)	2011	2010	2009
Sales and transfers of oil and gas produced, net of production and administrative costs	$ (7,922)	$ (6,330)	$ (4,876)
Net changes in prices and production and administrative costs related to future production	12,313	9,843	4,840
Extensions, discoveries and improved recovery, less related costs	1,454	1,268	1,399
Development costs incurred during the period	1,899	2,546	2,786
Changes in estimated future development costs	(1,349)	(2,153)	(3,773)
Revisions of previous quantity estimates	2,526	1,117	5,110
Net changes in purchases and sales of minerals in place	233	(20)	(159)
Accretion of discount	2,040	1,335	787
Net change in income taxes	(6,676)	(4,231)	(4,345)
Timing and other	130	250	(149)
Net change for the year	4,648	3,625	1,620
Beginning of the year	9,280	5,655	4,035
End of year	$ 13,928	$ 9,280	$ 5,655

MARATHON OIL CORPORATION
Supplemental Statistics (Unaudited)

(In millions)	2011	2010	2009
Segment Income (Loss)			
Exploration and Production			
United States	$ 366	$ 251	$ 52
International	1,791	1,690	1,166
E&P segment	2,157	1,941	1,218
Oil Sands Mining	256	(50)	44
Integrated Gas	178	142	90
Segment income	2,591	2,033	1,352
Items not allocated to segments, net of income taxes	(884)	(151)	(636)
Income from continuing operations	1,707	1,882	716
Discontinued operations[a]	1,239	686	747
Net income	$ 2,946	$ 2,568	$ 1,463
Capital Expenditures[b]			
Exploration and Production			
United States	$ 2,145	$ 1,528	$ 1,420
International	893	946	742
E&P segment	3,038	2,474	2,162
Oil Sands Mining	308	874	1,115
Integrated Gas	2	2	2
Corporate	51	46	42
Total	$ 3,399	$ 3,396	$ 3,321
Exploration Expenses			
United States	$ 379	$ 275	$ 153
International	265	223	154
Total	$ 644	$ 498	$ 307

(a) The spin-off of our downstream business was completed on June 30, 2011 and all periods have been recast to reflect the downstream business as discontinued operations. In addition, our businesses in Ireland and Gabon were sold in 2009 and are reflected as discontinued operations in 2009.

(b) Capital expenditures include changes in accruals.

MARATHON OIL CORPORATION
Supplemental Statistics (Unaudited)

	2011	2010	2009
E&P Operating Statistics			
Net Liquid Hydrocarbon Sales *(mbbld)*			
United States	75	70	64
Europe	101	92	92
Africa	43	83	87
Total International	144	175	179
Worldwide continuing operations	219	245	243
Discontinued operations	-	-	5
Worldwide	219	245	248
Natural gas liquids included in above	17	16	19
Natural Gas Sales *(mmcfd)*[(c)]			
United States	326	364	373
Europe	97	105	138
Africa	443	409	430
Total International	540	514	568
Worldwide continuing operations	866	878	941
Discontinued operations	-	-	17
Worldwide	866	878	958
Total Worldwide Sales *(mboed)*			
Continuing operations	363	391	400
Discontinued operations	-	-	7
Worldwide	363	391	407
Average Realizations[(d)]			
Liquid Hydrocarbons (per bbl)			
United States	$ 92.55	$ 72.30	$ 54.67
Europe	115.55	81.95	64.46
Africa	73.21	71.71	53.91
Total International	102.96	77.11	59.31
Worldwide continuing operations	99.37	75.73	58.09
Discontinued operations	-	-	56.47
Worldwide	$ 99.37	$ 75.73	$ 58.06
Natural Gas (per mcf)			
United States	$ 4.95	$ 4.71	$ 4.14
Europe	9.84	7.10	4.90
Africa[(e)]	0.24	0.25	0.25
Total International	1.97	1.65	1.38
Worldwide continuing operations	3.09	2.91	2.47
Discontinued operations	-	-	8.54
Worldwide	$ 3.09	$ 2.91	$ 2.58

(c) Includes natural gas acquired for injection and subsequent resale of 16 mmcfd, 18 mmcfd and 22 mmcfd for the years 2011, 2010 and 2009.

(d) Excludes gains and losses on derivative instruments.

(e) Primarily represents fixed prices under long-term contracts with Alba Plant LLC, AMPCO and EGHoldings, equity method investees. We include our share of Alba Plant LLC's income in our E&P segment and we include our share of AMPCO's and EGHoldings' income in our Integrated Gas segment.

MARATHON OIL CORPORATION
Supplemental Statistics (Unaudited)

(In millions, except as noted)	2011	2010	2009
OSM Operating Statistics			
Net Synthetic Crude Oil Sales *(mbbld)*[f]	43	29	32
Synthetic Crude Average Oil Realizations (per bbl)[d]	$ 91.65	$ 71.06	$ 56.44
IG Operating Statistics			
Net Sales (mtd)			
LNG[g]	7,086	6,859	6,642
Methanol	1,282	1,049	1,192
Proved Reserves			
Net Proved Reserves at year-end (developed and undeveloped)			
Liquid Hydrocarbons *(mmbbl)*			
United States	279	173	170
International	454	457	452
Worldwide	733	630	622
Natural Gas *(bcf)*			
United States	872	745	820
International	1,794	1,872	1,904
Worldwide	2,666	2,617	2,724
Synthetic Crude Oil *(mmbbl)*			
Canada	623	572	603
Total Proved Reserves *(mmboe)*	1,800	1,638	1,679

(f) Includes blendstocks.

(g) Includes both consolidated sales volumes and our share of the sales volumes of equity method investees. LNG sales from Alaska, conducted through a consolidated subsidiary, ceased when these operations were sold in the third quarter of 2011. LNG and methanol sales from Equatorial Guinea are conducted through equity method investees.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934) was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. As of the end of the period covered by this Report based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

See Item 8. Financial Statements and Supplementary Data — Management's Report on Internal Control over Financial Reporting and – Report of Independent Registered Public Accounting Firm. During the fourth quarter of 2011, there were no changes in our internal control over financial reporting that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning our directors required by this item is incorporated by reference to the material appearing under the heading "Election of Directors" in our Proxy Statement for the 2012 Annual Meeting of Stockholders.

Our Board of Directors has established the Audit and Finance Committee and determined our "Audit Committee Financial Expert." The related information required by this item is incorporated by reference to the material appearing under the sub-heading "Audit and Finance Committee" located under the heading "The Board of Directors and Governance Matters" in our Proxy Statement for the 2012 Annual Meeting of Stockholders.

We have adopted a Code of Ethics for Senior Financial Officers. It is available on our website at http://marathonoil.com/Code_Ethics_Sr_Finan_Off

Executive Officers of the Registrant

See Item 1. Business – Executive Officers of the Registrant for the names, ages and titles of our executive officers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, file reports of beneficial ownership on Form 3 and changes in beneficial ownership on Form 4 or Form 5 with the Securities and Exchange Commission. Based solely on our review of the reporting forms and written representations provided to us from the individuals required to file reports, we believe that each of our directors and executive officers has complied with the applicable reporting requirements for transactions in Marathon Oil securities during the fiscal year ended December 31, 2011.

Item 11. Executive Compensation

Information required by this item is incorporated by reference to the material appearing under the heading "Executive Compensation Tables and Other Information;" under the sub-headings "Compensation Committee" and "Compensation Committee Interlocks and Insider Participation" under the heading "The Board of Directors and Governance Matters;" and under the heading "Compensation Committee Report" in our Proxy Statement for the 2012 Annual Meeting of stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management required by this item is incorporated by reference to the material appearing under the headings "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Directors and Executive Officers" in our Proxy Statement for the 2012 Annual Meeting of stockholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2011 with respect to shares of Marathon Oil common stock that may be issued under our existing equity compensation plans:

- 2007 Incentive Compensation Plan (the "2007 Plan")
- 2003 Incentive Compensation Plan (the "2003 Plan") – No additional awards will be granted under this plan.
- 1990 Stock Plan – No additional awards will be granted under this plan.
- Deferred Compensation Plan for Non-Employee Directors – No additional awards will be granted under this plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights[c]	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	20,776,749 [a]	$ 24.41	11,994,866 [d]
Equity compensation plans not approved by stockholders	20,984 [b]	N/A	—
Total	20,797,733	N/A	11,994,866

(a) Includes the following:

- 16,802,543 stock options outstanding under the 2007 Plan;
- 2,835,382 stock options outstanding under the 2003 Plan and the net number of stock-settled SARs that could be issued from this Plan. The number of stock-settled SARs is based on the closing price of Marathon Oil common stock on December 31, 2011 of $29.27 per share;
- 54,578 stock options and SARs outstanding under the 1990 Stock Plan;
- 238,083 common stock units that have been credited to non-employee directors pursuant to the non-employee director deferred compensation program and the annual director stock award program established under the 2007 Plan and the 2003 Plan; common stock units credited under the 2007 Plan and the 2003 Plan were 186,822 and 51,261;
- 846,163 restricted stock units granted to non-officers under the 2007 Plan and outstanding as of December 31, 2011.

In addition to the awards reported above 2,863,487 shares of restricted stock were issued and outstanding as of December 31, 2011, but subject to forfeiture restrictions under the 2007 Plan.

(b) Reflects awards of common stock units made to non-employee directors under the Deferred Compensation Plan for Non-Employee Directors prior to April 30, 2003. When a non-employee director leaves the Board, he or she will be issued actual shares of Marathon Oil common stock in place of the common stock units.

(c) Weighted-average exercise prices do not take the restricted stock units or common stock units into account as these awards have no exercise price.

(d) Reflects the shares available for issuance under the 2007 Plan. No more than 7,765,713 of these shares may be issued for awards other than stock options or stock appreciation rights. In addition, shares related to grants that are forfeited, terminated, cancelled or expire unexercised shall again immediately become available for issuance.

The Deferred Compensation Plan for Non-Employee Directors is our only equity compensation plan that has not been approved by our stockholders. Our authority to make equity grants under this plan was terminated effective April 30, 2003. Under the Deferred Compensation Plan for Non-Employee Directors, all non-employee directors were required to defer half of their annual retainers in the form of common stock units. On the date the retainer would have otherwise been payable to the non-employee director, we credited an unfunded bookkeeping account for each non-employee director with a number of common stock units equal to half of his or her annual retainer divided by the fair market value of our common stock on that date. The ongoing value of each common stock unit equals the market price of a share of our common stock. When the non-employee director leaves the Board, he or she is issued actual shares of our common stock equal to the number of common stock units in his or her account at that time.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated by reference to the material appearing under the heading "Certain Relationships and Related Person Transactions," and under the sub-heading "Board and Committee Independence" under the heading "The Board of Directors and Governance Matters" in our Proxy Statement for the 2012 Annual Meeting of stockholders.

Item 14. Principal Accounting Fees and Services

Information required by this item is incorporated by reference to the material appearing under the heading "Information Regarding the Independent Registered Public Accounting Firm's Fees, Services and Independence" in our Proxy Statement for the 2012 Annual Meeting of stockholders.

PART IV

Item 15. Exhibits, Financial Statement Schedules

A. Documents Filed as Part of the Report

1. Financial Statements (see Part II, Item 8. of this report regarding financial statements)
2. Financial Statement Schedules

   Financial statement schedules required under SEC rules but not included in this Report are omitted because they are not applicable or the required information is contained in the consolidated financial statements or notes thereto.
3. Exhibits:

   Any reference made to USX Corporation in the exhibit listing that follows is a reference to the former name of Marathon Oil Corporation, a Delaware corporation and the registrant, and is made because the exhibit being listed and incorporated by reference was originally filed before July 2001, the date of the change in the registrant's name. References to Marathon Ashland Petroleum LLC or MAP are references to the entity now known as Marathon Petroleum Corporation.

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	Exhibit	Filing Date	SEC File No.		
2	**Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession**						
2.1++	Separation and Distribution dated May 25, 2011 among Marathon Oil Corporation, Marathon Oil Company and Marathon Petroleum Corporation	8-K	2.1	5/26/2011			
2.2++	Purchase and Sale Agreement between Hilcorp Resources Holding, LP and Marathon Oil Company dated May 31, 2011	10-Q/A	2.2	10/18/2011			
3	**Articles of Incorporation and Bylaws**						
3.1	Restated Certificate of Incorporation of Marathon Oil Corporation	8-K	3.1	4/25/2007			
3.2	By-Laws of Marathon Oil Corporation	10-Q/A	3.1	5/13/2011			
3.3	Specimen of Common Stock Certificate	8-K	3.3	5/14/2007			
4	**Instruments Defining the Rights of Security Holders, Including Indentures**						
4.1	Five Year Credit Agreement dated as of May 20, 2004 among Marathon Oil Corporation, the Co-Agents and other Lenders party thereto, Bank of America, N.A., as Syndication Agent, ABN Ambro Bank N.V., Citibank, N.A. and Morgan Stanley Bank, as Documentation Agent	10-K	4.1	2/26/2010			
4.2	Amendment No. 1 dated as of May 4, 2006 to Five-Year Credit Agreement dated as of May 20, 2004 among Marathon Oil Corporation, the Co-Agents and other Lenders party thereto, Bank of America, N.A., as Syndication Agent, Citibank, N.A. and Morgan Stanley Bank, as Documentation Agent	10-Q	4.1	5/8/2006			
4.3	Amendment No. 2 dated as of May 7, 2007 to Five-Year Credit Agreement dated as of May 20, 2004 among Marathon Oil Corporation, the Co-Agents and other Lenders party thereto, Bank of America, N.A., as Syndication Agent, Citibank, N.A. and Morgan Stanley Bank, as Documentation Agent	10-Q	4.1	8/7/2007			

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	Exhibit	Filing Date	SEC File No.		
4.4	Amendment No. 3 dated as of October 4, 2007 to Five-Year Credit Agreement dated as of May 20, 2004 among Marathon Oil Corporation, the Co-Agents and other Lenders party thereto, Bank of America, N.A., as Syndication Agent, Citibank, N.A. and Morgan Stanley Bank, as Documentation Agent	10-Q	4.1	11/7/2007			
4.5	Amendment No. 4 dated as of April 3, 2008 to Five-Year Credit Agreement dated as of May 20, 2004 among Marathon Oil Corporation, the Co-Agents and other Lenders party thereto, Bank of America, N.A., as Syndication Agent, Citibank, N.A. and Morgan Stanley Bank, as Documentation Agent	10-Q	4.2	5/9/2008			
4.6	Indenture dated February 26, 2002 between Marathon and The Bank of New York Trust Company, N.A., successor in interest to JPMorgan Chase Bank as Trustee, relating to senior debt securities of Marathon	S-3	4.4	7/26/2007	333-144874		
	Pursuant to CFR 229.601(b)(4)(iii), instruments with respect to long-term debt issues have been omitted where the amount of securities authorized under such instruments does not exceed 10% of the total consolidated assets of Marathon. Marathon hereby agrees to furnish a copy of any such instrument to the Commission upon its request						
10	**Material Contracts**						
10.1	Tax Sharing Agreement dated as of May 25, 2011 among Marathon Oil Corporation, Marathon Petroleum Corporation and MPC Investment LLC	8-K	10.1	5/26/2011			
10.2	Transition Services Agreement dated as of May 25, 2011 among Marathon Oil Corporation and Marathon Petroleum Corporation	8-K	10.3	5/26/2011			
10.3	Employee Matters Agreement dated as of May 25, 2011 among Marathon Oil Corporation and Marathon Petroleum Corporation	8-K	10.2	5/26/2011			
10.4	Amendment to Employee Matters Agreement dated as of June 30, 2011 among Marathon Oil Corporation and Marathon Petroleum Corporation	10-Q	10.3	8/8/2011			
10.5	Marathon Oil Corporation 2007 Incentive Compensation Plan					X	
10.6	Form of Non-Qualified Stock Option Award Agreement for Officers granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan, effective May 30, 2007					X	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	Exhibit	Filing Date	SEC File No.		
10.7	Form of Non-Qualified Stock Option Award Agreement for Officers granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan, effective February 24, 2010	10-K	10.5	2/28/2011			
10.8	Form of Officer Restricted Stock Award Agreement granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan, effective May 30, 2007					X	
10.9	Form of Officer Restricted Stock Award Agreement granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan, effective February 24, 2010	10-K	10.7	2/28/2011			
10.10	Form of Performance Unit Award Agreement (18 month Performance Cycle) for Section 16 Officers granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan, effective July 27, 2011					X	
10.11	Form of Performance Unit Award Agreement (18 month Performance Cycle) for Officers granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan, effective July 27, 2011					X	
10.12	Form of Performance Unit Award Agreement (30 month Performance Cycle) for Section 16 Officers granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan, effective July 27, 2011					X	
10.13	Form of Performance Unit Award Agreement (30 month Performance Cycle) for Officers granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan, effective July 27, 2011					X	
10.14	Marathon Oil Corporation Policy for Repayment of Annual Cash Bonus Amounts	10-K	10.10	2/28/2011			
10.15	Marathon Oil Corporation 2003 Incentive Compensation Plan, Effective January 1, 2003	10-K	10.9	2/26/2010			
10.16	Marathon Oil Corporation 1990 Stock Plan (as Amended and Restated) Effective January 1, 2002	10-Q	10.1	11/7/2008			
10.17	First Amendment to Marathon Oil Corporation 1990 Stock Plan (as Amended and Restated) Effective January 1, 2002	10-Q	10.2	11/7/2008			
10.18	Marathon Oil Corporation Deferred Compensation Plan for Non-Employee Directors	10-K	10.14	2/27/2009			

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	Exhibit	Filing Date	SEC File No.		
10.19	Form of Non-Qualified Stock Option with Tandem Stock Appreciation Right Award Agreement for Chief Executive Officer granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003	10-K	10.14	2/26/2010			
10.20	Form of Non-Qualified Stock Option with Tandem Stock Appreciation Right Award Agreement for Executive Committee members granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003	10-K	10.15	2/26/2010			
10.21	Form of Non-Qualified Stock Option with Tandem Stock Appreciation Right Award Agreement for Officers granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003	10-K	10.16	2/26/2010			
10.22	Form of Stock Appreciation Right Award Agreement for Chief Executive Officer granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003	10-K	10.18	2/26/2010			
10.23	Form of Stock Appreciation Right Award Agreement for Executive Committee members granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003	10-K	10.19	2/26/2010			
10.24	Form of Stock Appreciation Right Award Agreement for Officers granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003	10-K	10.2	2/26/2010			
10.25	Form of Non-Qualified Stock Option Award Agreement granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan	10-K	10.21	2/26/2010			
10.26	Form of Officer Restricted Stock Award Agreement granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan	10-K	10.22	2/26/2010			
10.27	Form of Performance Unit Award Agreement (2005-2007 Performance Cycle) granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan	10-K	10.23	2/26/2010			
10.28	Form of Non-Qualified Stock Option Award Agreement granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan	10-K	10.24	2/26/2010			

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	Exhibit	Filing Date	SEC File No.		
10.29	Form of Performance Unit Award Agreement (2010-2012 Performance Cycle) granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan	10-K	10.25	2/26/2010			
10.30	Form of Non-Qualified Stock Option Award Agreement granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan	10-K	10.26	2/26/2010			
10.31	Marathon Oil Company Excess Benefit Plan Amended and Restated					X	
10.32	Marathon Oil Company Deferred Compensation Plan Amended and Restated Effective June 30, 2011					X	
10.33	Executive Tax, Estate, and Financial Planning Program	10-K	10.32	2/27/2009			
10.34	Executive Change in Control Severance Benefits Plan	10-K	10.35	2/27/2009			
12.1	Computation of Ratio of Earnings to Fixed Charges					X	
14.1	Code of Ethics for Senior Financial Officers	10-K	14.1	2/26/2010			
21.1	List of Significant Subsidiaries					X	
23.1	Consent of Independent Registered Public Accounting Firm					X	
23.2	Consent of GLJ Petroleum Consultants LTD., independent petroleum engineers and geologists					X	
23.3	Consent of Ryder Scott Company, L.P., independent petroleum engineers and geologists					X	
23.4	Consent of Netherland, Sewell & Associates, Inc., independent petroleum engineers and geologists					X	
31.1	Certification of Chairman, President and Chief Executive Officer pursuant to Rule 13(a)-14 and 15(d)-14 under the Securities Exchange Act of 1934					X	
31.2	Certification of Executive Vice President and Chief Financial Officer pursuant to Rule 13(a)-14 and 15(d)-14 under the Securities Exchange Act of 1934					X	
32.1	Certification of Chairman, President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350					X	
32.2	Certification of Executive Vice President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350					X	
99.1	Report of GLJ Petroleum Consultants LTD., independent petroleum engineers and geologists for 2011					X	
99.2	Report of GLJ Petroleum Consultants LTD., independent petroleum engineers and geologists for 2010	10-K	99.1	2/28/2011			

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	Exhibit	Filing Date	SEC File No.		
99.3	Report of GLJ Petroleum Consultants LTD., independent petroleum engineers and geologists for 2009	10-K	99.1	2/26/2010			
99.4	Summary report of audits performed by Netherland, Sewell & Associates, Inc., independent petroleum engineers and geologists for 2011					X	
99.5	Summary report of audits performed by Ryder Scott Company, L.P., independent petroleum engineers and geologists for 2011					X	
99.6	Summary report of audits performed by Ryder Scott Company, L.P., independent petroleum engineers and geologists for 2009	10-K/A	99.3	9/17/2010			
101.INS	XBRL Instance Document					X	
101.SCH	XBRL Taxonomy Extension Schema					X	
101.CAL	XBRL Taxonomy Extension Calculation Linkbase					X	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase					X	
101.LAB	XBRL Taxonomy Extension Label Linkbase					X	
101.DEF	XBRL Taxonomy Extension Definition Linkbase					X	

++ **Marathon Oil agrees to furnish supplementally a copy of any omitted schedule to the United States Securities and Exchange Commission upon request.**

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 29, 2012

MARATHON OIL CORPORATION

By: /s/ MICHAEL K. STEWART

Michael K. Stewart
Vice President, Finance and Accounting, Controller and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on February 29, 2012 on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ CLARENCE P. CAZALOT, JR. Clarence P. Cazalot, Jr.	Chairman, President and Chief Executive Officer
/s/ JANET F. CLARK Janet F. Clark	Executive Vice President and Chief Financial Officer
/s/ MICHAEL K. STEWART Michael K. Stewart	Vice President, Finance and Accounting, Controller and Treasurer
/s/ GREGORY H. BOYCE Gregory H. Boyce	Director
/s/ PIERRE BRONDEAU Pierre Brondeau	Director
/s/ LINDA Z. COOK Linda Z. Cook	Director
/s/ SHIRLEY ANN JACKSON Shirley Ann Jackson	Director
/s/ PHILIP LADER Philip Lader	Director
/s/ MICHAEL E. J. PHELPS Michael E. J. Phelps	Director
/s/ DENNIS H. REILLEY Dennis H. Reilley	Director

Corporate Information

Corporate Headquarters
5555 San Felipe Street
Houston, TX 77056-2723

Marathon Oil Corporation Web Site
www.marathonoil.com

Investor Relations Office
5555 San Felipe Street
Houston, TX 77056-2723

Howard J. Thill, Vice President,
Investor Relations and Public Affairs
+1 713-296-4140

Chris C. Phillips, Director, Investor Relations
+1 713-296-3213

Notice of Annual Meeting
The 2012 Annual Meeting of Stockholders will be held in Houston, Texas, on April 25, 2012.

Independent Accountants
PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston, TX 77002-5678

Stock Exchange Listing
New York Stock Exchange

Common Stock Symbol
MRO

Stock Transfer Agent
Computershare
250 Royall Street
Canton, MA 02021
888-843-5542 (Toll free - U.S., Canada, Puerto Rico)
+1 781-575-4735 (non-U.S.)
web.queries@computershare.com

Dividends
Dividends on Common Stock, as declared by the Board of Directors, are normally paid on the 10th day of March, June, September and December.

Stockholder Return Performance Graph
The line graph below compares the yearly change in cumulative total stockholder return for our common stock with the cumulative total return of the Standard & Poor's ("S&P") 500 Stock Index, the AMEX Oil Index (the "Old Index"), and a new peer group index (the "Peer Group Index"). The Old Index is the index we used last year and is being replaced by the new Peer Group Index. In accordance with SEC rules, we decided to create the Peer Group Index due to the Spin-off of MPC on June 30, 2011. We are using this Peer Group Index because there is not a relevant published industry or line-of-business index that reflects the companies against which we compete as an independent exploration and production company. The new Peer Group Index is comprised of Anadarko Petroleum Corp., Apache Corp., Chesapeake Energy Corp., Devon Energy Corp., Encana Corp., EOG Resources Inc., Hess Corp., Murphy Oil Corp., Noble Energy Inc., Occidental Petroleum Corp., and Talisman Energy. Because this is the first year we are using the new Peer Group Index, the Old Index is also presented for purposes of comparison.

**Comparison of Cumulative Total Return
on $100 Invested in Marathon Oil Common Stock on December 31, 2006
vs.
*S&P 500 Stock Index, AMEX Oil Index, and Peer Group Index**



200
150
100
50
0
Dec 06
Dec 07
Dec 08
Dec 09
Dec 10
Dec 11
MRO
AMEX Oil Index
S & P 500
Peer Group Index

* Total return assumes reinvestment of dividends (and taking into account the value of MPC shares distributed in the Spin-off).

Cautionary Note and Statement for the Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

The letter to stockholders contains forward-looking statements with respect to the compound annual growth rate of production, the anticipated timing and levels of Eagle Ford and Libya production, the projected 2012 reserve replacement, anticipated future exploratory and development drilling activity, drilling rig activity in the U.S., timing of first production from the Iraqi Kurdistan Region and the PSVM development on Block 31 offshore Angola, other possible developments, spending under the 2012 capital expenditure budget, and the goal of $1.5 to $3.0 billion in divestitures from 2011 through 2013. Some factors which could possibly affect these forward-looking statements include pricing, supply and demand for petroleum products, the amount of capital available for exploration and development, regulatory constraints, drilling rig availability, the inability to obtain or delay in obtaining necessary government and third-party approvals and permits, unforeseen hazards such as weather conditions, natural disasters, acts of war or terrorist acts and the governmental or military response, and other geological, operating and economic considerations. Factors that could affect the divestitures include actions of competitors, the occurrence of acquisitions and dispositions of oil and natural gas properties, future financial condition and operating results, the identification of buyers and the successful negotiation of acceptable prices and other terms. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its attached Form 10-K for the year ended December 31, 2011, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 25, 2012.

MARATHON OIL CORPORATION

Marathon Oil
Corporation

C/O SHAREHOLDER SERVICES
P.O. BOX 4813
HOUSTON, TX 77210-4813

M41622-P21648-Z57235

Meeting Information

Meeting Type: 2012 Annual Meeting of Stockholders
For holders as of: February 27, 2012
Date: April 25, 2012 **Time:** 10:00 a.m. Central Time
Location: CONFERENCE CENTER AUDITORIUM
MARATHON OIL TOWER
5555 SAN FELIPE STREET
HOUSTON, TX 77056

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:
- 2012 Notice of Annual Meeting of Stockholders and Proxy Statement
- Letter to Stockholders and 2011 Annual Report on Form10-K

How to View Online:
Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET:* www.proxyvote.com
2) *BY TELEPHONE:* 1-800-579-1639
3) *BY E-MAIL*:* sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before April 11, 2012 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: If you are a holder of record of Marathon Oil common stock, you may vote in person at the meeting. We will provide you a ballot when you arrive.

Vote By Internet: To vote now by Internet, go to www.proxyvote.com. Have the → XXXX XXXX XXXX available and follow the instructions. If you are a registered holder use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. EDT the day before the meeting. If you hold these shares in the Marathon Oil Company Thrift Plan use the internet to transmit your voting instructions and for electronic delivery of information by 11:59 p.m. EDT on April 22, 2012.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

M41623-P21648-Z57235

Voting Items

Your Board of Directors recommends you vote "FOR" Items 1a. through 1h.

1. Election of directors for a one-year term expiring in 2013

   NOMINEES:

   1a. Gregory H. Boyce

   1b. Pierre Brondeau

   1c. Clarence P. Cazalot, Jr.

   1d. Linda Z. Cook

   1e. Shirley Ann Jackson

   1f. Philip Lader

   1g. Michael E.J. Phelps

   1h. Dennis H. Reilley

Your Board of Directors recommends you vote "FOR" Item 2

2. Ratification of the selection of PricewaterhouseCoopers LLP as our independent auditor for 2012.

Your Board of Directors recommends you vote "FOR" Item 3

3. A non-binding advisory vote to approve our executive compensation.

Your Board of Directors recommends you vote "FOR" Item 4

4. Approval of our 2012 Incentive Compensation Plan

M41624-P21648-Z57235

M41625-P21648-Z57235

Marathon Oil Corporation

C/O SHAREHOLDER SERVICES
P.O. BOX 4813
HOUSTON, TX 77210-4813

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. EDT on April 24, 2012 for shares held by registered holders directly and 11:59 p.m. EDT on April 22, 2012 for shares held in the Marathon Oil Company Thrift Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. EDT on April 24, 2012 for shares held by registered holders directly and 11:59 p.m. EDT on April 22, 2012 for shares held in the Marathon Oil Company Thrift Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Marathon Oil Corporation, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717.

The Internet and telephone voting facilities will close at 11:59 p.m. EDT on April 24, 2012, for shares held by registered holders directly and at 11:59 p.m. EDT on April 22, 2012, for shares held in the Marathon Oil Company Thrift Plan.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M42147-P21648-Z8392 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

MARATHON OIL CORPORATION

Your Board of Directors recommends you vote "FOR" Items 1a. through 1h.

1. Election of directors for a one-year term expiring in 2013

NOMINEES:	For	Against	Abstain
1a. Gregory H. Boyce	☐	☐	☐
1b. Pierre Brondeau	☐	☐	☐
1c. Clarence P. Cazalot, Jr.	☐	☐	☐
1d. Linda Z. Cook	☐	☐	☐
1e. Shirley Ann Jackson	☐	☐	☐
1f. Philip Lader	☐	☐	☐
1g. Michael E.J. Phelps	☐	☐	☐
1h. Dennis H. Reilley	☐	☐	☐

	For	Against	Abstain
Your Board of Directors recommends you vote "FOR" Item 2			
2. Ratification of the selection of PricewaterhouseCoopers LLP as our independent auditor for 2012.	☐	☐	☐
Your Board of Directors recommends you vote "FOR" Item 3			
3. A non-binding advisory vote to approve our executive compensation.	☐	☐	☐
Your Board of Directors recommends you vote "FOR" Item 4			
4. Approval of our 2012 Incentive Compensation Plan	☐	☐	☐

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐
Please indicate if you wish to view meeting materials electronically via the Internet rather than receiving a hard copy; please note that you will continue to receive a proxy card for voting purposes only.	☐	☐

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Marathon Oil Corporation

2012 ANNUAL MEETING OF STOCKHOLDERS

ATTENDANCE CARD

You are cordially invited to attend the Annual Meeting of Stockholders on Wednesday, April 25, 2012.

The Meeting will be held in the Conference Center Auditorium of the Marathon Oil Tower, 5555 San Felipe Street, Houston, Texas 77056 at 10:00 A.M. Central Time.

(Please detach this card from your proxy card and bring it with you as identification. A map to the meeting site is inscribed on this card for your convenience. The use of an attendance card is for our mutual convenience, however your right to attend without an attendance card, upon proper identification, is not affected.)

Sylvia J. Kerrigan
Secretary

(FOR THE PERSONAL USE OF THE NAMED STOCKHOLDER(S) ON THE BACK - NOT TRANSFERABLE.)



MARATHON OIL TOWER
Houston



San Felipe
MARATHON OIL TOWER
GALLERIA

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The 2012 Notice of Annual Meeting of Stockholders and Proxy Statement, and the Letter to Stockholders and 2011 Annual Report on Form 10-K are available at www.proxyvote.com.

(Proxy must be signed and dated on the reverse side. Please fold and detach card at perforation before mailing.)

M42148-P21648-Z8392

Proxy and Voting Instruction Form

This Proxy and Voting Instruction is solicited on behalf of the Board of Directors for the Annual Meeting of Stockholders on April 25, 2012

For shares held by registered holders

The undersigned hereby appoints Clarence P. Cazalot, Jr., Dennis H. Reilley and Janet F. Clark, or any of them, proxies to vote as herein directed on behalf of the undersigned at the Annual Meeting of Stockholders of Marathon Oil Corporation on Wednesday, April 25, 2012 and at any meeting resulting from any adjournment(s) or postponement(s) thereof and upon all other matters properly coming before the Meeting, including the proposals set forth in the 2012 Notice of Annual Meeting and Proxy Statement for such Meeting with respect to which the proxies are instructed to vote as directed on reverse side. **You are encouraged to specify your choice by marking the appropriate boxes on the reverse side, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. The proxies cannot vote the shares unless you sign and return the proxy card.**

For shares held in Marathon Oil Company Thrift Plan

These confidential voting instructions will only be shared with Fidelity Management Trust Company, as Trustee for the Marathon Oil Company Thrift Plan (the "Marathon Oil Plan"). The undersigned, as a participant in the Marathon Oil Plan, hereby directs the Trustee to vote the number of shares of Marathon Oil Corporation common stock credited to the undersigned's account under the Marathon Oil Plan at the Annual Meeting of Stockholders, and at any meeting resulting from any adjournment(s) or postponement(s) thereof, upon all subjects that may properly come before the meeting, including the matters described in the 2012 Notice of Annual Meeting and Proxy Statement. In the Trustee's discretion, it may vote upon such other matters as may properly come before the Meeting. **Your vote is confidential. The shares credited to the account will be voted as directed on the reverse side. If no direction is made, if the card is not signed, or if the card is not received by April 22, 2012, the shares credited to the account will not be voted. You cannot vote the shares in person at the Annual Meeting; the Trustee is the only one who can vote the shares.**

PROXY TO BE SIGNED AND DATED ON THE REVERSE SIDE